

# 2023
# ANNUAL
# REPORT

DIGITALBRIDGE

DigitalBridge Group, Inc.
750 Park of Commerce Drive
Suite 210
Boca Raton, Florida 33487
(561) 570-4644

# MESSAGE FROM
# OUR CHIEF EXECUTIVE OFFICER

Dear Fellow Shareholders,

Before highlighting the progress we made in 2023 against our annual objectives, it is worth reflecting on the successful completion of a remarkable multi-year transformation at DigitalBridge. Despite the various challenges we faced over the last 4 years, we took a diversified REIT across five real estate verticals and refocused the business exclusively on the fast-growing digital infrastructure ecosystem. An arena where my team has been successfully investing and operating in the sector for over 30 years. Along this $80B transformation journey, we harvested significant value for DBRG shareholders through the sale of legacy assets while continuing to grow into the leading global digital infrastructure asset management platform.

Sometimes we made progress quicker than expected. Other times advance moved more slowly. But we remained persistent and focused. Those two qualities, persistence and focus, have become the DNA of our firm, which links to our heritage as business builders and operators. This is what defines and differentiates DigitalBridge today. In 2023, these qualities drove us to deliver on 'the 3 things that matter' which I laid out in last year's letter: fundraising, simplification, and performance at the portfolio company level.

*Execution on Our 2023 Objectives*

On fundraising, new capital formation is the fuel that allows us to meet the growing global demand for compute and connectivity, as well as representing a significant KPI for our new simplified business profile. Consequently, I am pleased to report that DigitalBridge raised over $7 billion in new fee earning equity under management (FEEUM) (and $10 billion of equity overall) since January of last year. This was led by strong initial commitments to our latest flagship strategy and was supplemented by the successful closing of our first credit fund, which achieved over $1 billion in cumulative capital commitments. This organic capital formation, coupled with the successful integration of the InfraBridge acquisition, helped drive a remarkable increase in FEEUM of over $10 billion, up 47% over the prior year, reaching $33 billion in 2023. This achievement is particularly notable given the broader infrastructure fundraising sector experienced a downturn in excess of 50%. This is testament to the strength of our team, to the power of digital infrastructure as an asset class, and to the appetite of global institutional investors to grow their exposure to DigitalBridge.

That fundraising drove exceptional financial outcomes. GAAP net income attributable to common stockholders rose to $128 million in 2023, a significant turnaround from the previous year's net loss. Even more importantly, two financial metrics that drive our growing and predictable business model, Fee Revenue and Fee-Related Earnings increased by 53% and 93% respectively, with profit margins expanding as our business continues to scale.

We also achieved our key simplification objectives, notably through the deconsolidation of our operating segment, which resulted in a streamlined business structure and a substantial reduction in consolidated debt. These efforts not only simplified our balance sheet, but also our financial reporting, thereby aligning DigitalBridge more closely with industry peers. The deconsolidation process harvested significant profits for DBRG shareholders and further advanced our financial profile as a simple, profitable, fast-growing alternative asset manager. Jacky Wu, our outgoing CFO, was a key partner in this process and I want to recognize and thank him for the tremendous role he played in executing our successful transformation. Jacky is a leader, role model, and friend to all of us at DigitalBridge.

With respect to our third objective, our portfolio companies continued to thrive, with sustained positive performance across all verticals. Growing enterprise and consumer demand for compute and connectivity have underpinned durable growth at the portfolio company level. Burgeoning demand from generative AI is emerging as a significant growth driver, particularly across the six data center platforms we operate on a global basis.

*Looking Forward*

With our transformation complete, our focus shifts squarely towards scaling the DBRG platform. This is our new mission where we get to 'play offense', coupling AI-powered secular tailwinds with our simplified, high-growth business model. We are positioned to meet the accelerating global demand for digital infrastructure in 2024 and beyond with three new objectives that form the core of the DBRG flywheel:

- Fundraising remains a top priority.  To meet the need for AI-led investment in digital infrastructure we are targeting at least $7 billion in fresh capital across our multi-strategy platform.  This will be anchored by capital formation around our third flagship strategy and amplified by the growing contribution from new strategies, like credit and the steady cadence of co-invest capital we form to support the growth of our existing platforms.

- Our second priority in 2024 centers on investing in our portfolio companies, where our budgets call for over $15 billion of mission-critical, success-based capex that is being deployed at increasingly attractive development yields.  It is no surprise that quantum is almost double last year's total as the first phase of the AI-driven data center demand, which accounts for $11 billion of the total, started to drive bookings in 2023.

- Our third objective is all about scaling DBRG at the corporate level. That starts with harnessing investments we have made in technology and human capital with the goal of driving corporate operating leverage, improving earnings, launching new investment products and higher cash flows.  Ultimately, we look to redeploy that capital into the highest return opportunities for DBRG shareholders as we build a 'serial compounder' of value levered to growth in the digital economy.

Last year, I talked about the new opportunities emerging around the proliferation of AI.  Those early ripples turned into a tsunami, driving a record setting year for data center leasing in 2023 that shows no sign of abating.  Data centers are increasingly transforming into AI factories, driven by growing demand from major cloud providers, specialty cloud players, and large enterprises to meet the surging need for AI training and inference.  DigitalBridge is at the forefront of this evolution with a pipeline of over five gigawatts of new data center leasing across a global network of 190+ data centers serving 80+ markets.

Our deep expertise across the ecosystem in securing and building large scale compute and connectivity for the world's leading technology and telco companies positions us to lead in AI's Cloud Trained/Edge Delivered future. It's a future increasingly defined by the ability to secure and deliver the power sufficient to meet rising demand.  This is a topic you will hear more from us about in 2024 and beyond, helping our customers solve the 'power problem', particularly as green electrons connect to the grid.  Stay tuned.

Ten years after Ben and I first started Digital Bridge Holdings, it feels like we are just getting started.  The enthusiasm I have for the opportunities ahead only grows as our firm reaches a global scale just as a new technology wave takes shape.  As always, I remain confident that our persistence and focus will serve us well as we embark on our next mission: Scaling the DBRG Platform globally as the thought and investment leader in the sector.

Thank you for your continued support and trust in DigitalBridge.


Sincerely,

Marc Ganzi

CEO, DigitalBridge

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2023**

**or**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**Commission file number: 001-37980**

# DigitalBridge Group, Inc.
**(Exact Name of Registrant as Specified in Its Charter)**

| **Maryland** | **46-4591526** |
|---|---|
| **(State or Other Jurisdiction of Incorporation or Organization)** | **(I.R.S. Employer Identification No.)** |

**750 Park of Commerce Drive, Suite 210**
**Boca Raton, Florida  33487**
**(Address of Principal Executive Offices, Including Zip Code)**

**(561) 570-4644**
**(Registrant's Telephone Number, Including Area Code)**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of Class | Trading Symbol(s) | Name of Each Exchange on Which Registered |
|---|---|---|
| Class A Common Stock, $0.01 par value | DBRG | New York Stock Exchange |
| Preferred Stock, 7.125% Series H Cumulative Redeemable, $0.01 par value | DBRG.PRH | New York Stock Exchange |
| Preferred Stock, 7.15% Series I Cumulative Redeemable, $0.01 par value | DBRG.PRI | New York Stock Exchange |
| Preferred Stock, 7.125% Series J Cumulative Redeemable, $0.01 par value | DBRG.PRJ | New York Stock Exchange |

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| | | | |
|---|---|---|---|
| Large Accelerated Filer | ☒ | Accelerated Filer | ☐ |
| Non-Accelerated Filer | ☐ | Smaller Reporting Company | ☐ |
| | | Emerging Growth Company | ☐ |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 13(a) of the Exchange Act. Yes ☐    No ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☒     No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐     No ☒

The aggregate market value of the registrant's voting and non-voting common equity held by non-affiliates of the registrant as of June 30, 2023 was approximately $2.4 billion. As of February 20, 2024, 163,303,023 shares of the Registrant's class A common stock and 166,494 shares of class B common stock were outstanding.

## DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Company's Proxy Statement with respect to its 2024 Annual Meeting of Stockholders to be filed not later than 120 days after the end of the Company's fiscal year ended December 31, 2023 are incorporated by reference into Part III of this Annual Report on Form 10-K.

**DigitalBridge Group, Inc.**
**Form 10-K**
**Table of Contents**

## FORWARD-LOOKING STATEMENTS

Some of the statements contained in this Annual Report on Form 10-K (this "Annual Report") constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and we intend such statements to be covered by the safe harbor provisions contained therein. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by the use of forward-looking terminology such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," or "potential" or the negative of these words and phrases or similar words or phrases which are predictions of or indicate future events or trends and which do not relate solely to historical matters. You can also identify forward-looking statements by discussions of strategy, plans or intentions.

The forward-looking statements contained in this Annual Report reflect our current views about future events and are subject to numerous known and unknown risks, uncertainties, assumptions and changes in circumstances that may cause our actual results to differ significantly from those expressed in any forward-looking statement. The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

- difficult market and political conditions, including those resulting from supply chain difficulties, inflation, higher interest rates, a general economic slowdown or a recession;

- our ability to raise capital from investors for our Company, our funds and the companies that we manage;

- the performance of our funds and investments relative to our expectations and the highly variable nature of our revenues, earnings and cash flow;

- our exposure to risks inherent in the ownership and operation of infrastructure and digital infrastructure assets, including our reliance on third-party suppliers to provide power, network connectivity and certain other services to our managed companies;

- our exposure to business risks in Europe, Asia, Latin America and other foreign markets;

- our ability to increase assets under management ("AUM") and expand our existing and new investment strategies while maintaining consistent standards and controls;

- our ability to appropriately manage conflicts of interest;

- our ability to expand into new investment strategies, geographic markets and businesses, including through acquisitions in the infrastructure and investment management industries;

- the impact of climate change and regulatory efforts associated with environmental, social and governance matters;

- our ability to maintain effective information and cybersecurity policies, procedures and capabilities and the impact of any cybersecurity incident affecting our systems or network or the system and network of any of our managed companies or service providers;

- the ability of our portfolio companies to attract and retain key customers and to provide reliable services without disruption;

- any litigation and contractual claims against us and our affiliates, including potential settlement and litigation of such claims

- our ability to obtain and maintain financing arrangements, including securitizations, on favorable or comparable terms or at all;

- the general volatility of the securities markets in which we participate;

- the market value of our assets and effects of hedging instruments on our assets;

- the impact of legislative, regulatory and competitive changes, including those related to privacy and data protection and new SEC rules governing investment advisers;

- whether we will be able to utilize existing tax attributes to offset taxable income to the extent contemplated;

- our ability to maintain our exemption from registration as an investment company under the 1940 Act;

- changes in our board of directors or management team, and availability of qualified personnel;

- our ability to make or maintain distributions to our stockholders; and

- our understanding of and ability to successfully navigate the competitive landscape in which we and our managed companies operate.

While forward-looking statements reflect our good faith beliefs, assumptions and expectations, they are not guarantees of future performance. Furthermore, we disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, of new information, data or methods, future events or other changes. Moreover, because we operate in a very competitive and rapidly changing environment, new risk factors are likely to emerge from time to time. We caution investors not to place undue reliance on these forward-looking statements and urge you to carefully review the disclosures we make concerning risks in Part I, Item 1A. "Risk Factors" and in Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report. Readers of this Annual Report should also read our other periodic filings made with the Securities and Exchange Commission (the "SEC") and other publicly filed documents for further discussion regarding such factors.

## RISK FACTOR SUMMARY

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, liquidity, results of operations and prospects. These risks are discussed more fully in Item 1A. Risk Factors. These risks include, but are not limited to, the following:

*Risks Related to Our Business*

- Difficult market and political conditions could adversely impact our business, financial condition and results of operations.

- Our business depends in large part on our ability to raise capital from investors.  If we were unable to raise such capital, we would be unable to collect management fees or deploy such capital into investments, which would materially reduce our revenues and cash flow and adversely affect our financial condition.

- The investment management business is intensely competitive and we depend on investors in the funds we manage for the continued success of our business.

- Poor performance of our funds would cause a decline in our revenue and results of operations which may obligate us to repay performance fees previously paid to us and could adversely affect our ability to raise capital for future funds.

- Many parts of our revenues, earnings and cash flow are highly variable, which may make it difficult for us to achieve steady earnings growth on a quarterly basis, which may cause the price of our shares to be volatile.

- Our investments in infrastructure assets, particularly digital infrastructure, may expose us to risks inherent in the ownership and operation of such assets.

- Our operations in Europe, Asia, Latin America and other foreign markets expose our business to risks inherent in conducting business in foreign markets.

- Valuation methodologies for certain assets in our managed institutional private funds can involve subjective judgements, and the fair value of assets established pursuant to such methodologies may be incorrect, which could result in the misstatement of performance and accrued performance fees of one or more of our managed funds.

- The organization structure and management of our current and future investment vehicles and of the Company and OP may create conflicts of interest.

- We may expand into new investment strategies, geographic markets and businesses, each of which may result in additional risks and uncertainties in our businesses.  Additionally, rapid growth of our businesses, particularly outside the U.S., may be difficult to sustain and may place significant demands on our administrative, operational and financial resources.

- We do not directly control the operations of our portfolio companies and are therefore dependent on portfolio company management teams to successfully operate their businesses. Additionally, we may not realize the anticipated benefits of our strategic partnerships and joint ventures.

- Our funds may be forced to dispose of investments at a disadvantageous time.

- Climate change and regulatory and other efforts to reduce climate change could adversely affect our business.

*Risks Related to our Organizational Structure and Business Operations*

- We depend on our key personnel, and the loss of their services or the loss of investor confidence in such personnel could have a material adverse effect on our business, results of operations and financial condition.

- There may be conflicts of interest between us and our Chief Executive Officer, our President and certain other former senior employees of Digital Bridge Holdings, LLC ("DBH") that could result in decisions that are not in the best interests of our stockholders.

- The occurrence of a cybersecurity incident or a failure to implement effective information and cybersecurity policies, procedures and capabilities has the potential to disrupt our operations, cause material harm to our financial condition, result in misappropriation of assets, compromise confidential information and/or damage our business relationships.

*Risks Related to Financing*

- We require capital to continue to operate and grow our business, and the failure to obtain such capital, either through the public or private markets or other third-party sources of capital, could have a material adverse effect on our business, financial condition, results of operations and ability to maintain our distributions to our stockholders.

- Changes in the debt financing markets or higher interest rates could negatively impact the value of certain assets or investments and the ability of our funds and their portfolio companies to access the capital markets on attractive terms, which could adversely affect investment and realization opportunities, lead to lower-yielding investments and potentially decrease our net income.

- Increases in interest rates could adversely affect the value of our investments and cause our interest expense to increase, which could result in reduced earnings or losses and negatively affect our profitability as well as the cash available for distribution to our stockholders.

*Risks Related to Ownership of Our Securities*

- The market price of our class A common stock has been and may continue to be volatile and holders of our class A common stock could lose all or a significant portion of their investment due to drops in the market price of our class A common stock.

- We may issue additional equity securities, which may dilute your interest in us.

*Risks Related to Our Incorporation in Maryland*

- Certain provisions of Maryland law could inhibit changes in control.

*Regulatory Risks*

- Extensive regulation in the United States and abroad affects our activities, increases the cost of doing business and creates the potential for significant liabilities and that could adversely affect our business and results of operations.

- Privacy and data protection regulations are complex and rapidly evolving areas. Any failure or alleged failure to comply with these laws could harm our business, reputation, financial condition, and operating results.

*Risks Related to Taxation*

- We may fail to realize the anticipated benefits of becoming a taxable C Corporation, and our ability to use capital loss and net operating loss ("NOL") carryforwards to reduce future tax payments may be limited.

**PART I**

**Item 1.  Business.**

*In this Annual Report, unless specifically stated otherwise or the context indicates otherwise, the terms the "Company," "DBRG," "we," "our" and "us" refer to DigitalBridge Group, Inc. and its consolidated subsidiaries. References to the "Operating Company" and the "OP" refer to DigitalBridge Operating Company, LLC, a Delaware limited liability company and the operating company of DBRG, and its consolidated subsidiaries.*

## Our Organization

We are a leading global digital infrastructure investment manager, deploying and managing capital across the digital ecosystem, including data centers, cell towers, fiber networks, small cells, and edge infrastructure. Our diverse global investor base includes public and private pensions, sovereign wealth funds, asset managers, insurance companies, and endowments. At December 31, 2023, we had $80 billion of AUM, composed of assets managed on behalf of limited partners or investors of investment vehicles we manage, and separately, our stockholders.

We are headquartered in Boca Raton, Florida, with key offices in New York, Los Angeles, London, Luxembourg and Singapore, and have approximately 300 employees.

We operate as a taxable C Corporation and conduct substantially all of our activities and hold substantially all of our assets and liabilities through our Operating Company. At December 31, 2023, we owned 93% of the Operating Company as its sole managing member.

## Our Business

The Company conducts its business through its one reportable segment of Investment Management. The Operating segment was discontinued following full deconsolidation of the portfolio companies in the Operating segment on December 31, 2023.

The Investment Management segment represents the Company's global investment management platform, deploying and managing capital on behalf of a diverse base of global institutional investors. The Company's investment management platform is composed of a growing number of long-duration, private investment funds designed to provide institutional investors access to investments across different segments of the digital infrastructure ecosystem. In addition to its flagship value-add digital infrastructure equity offerings, the Company's investment offerings have expanded to include core equity, credit and liquid securities. The Company earns management fees based upon the assets or capital managed in investment vehicles, and may earn incentive fees and carried interest based upon the performance of such investment vehicles, subject to achievement of minimum return hurdles.

## Our Investment Management Platform

Our investment management platform is anchored by our value-add funds within the DigitalBridge Partners ("DBP") infrastructure equity offerings. In providing institutional investors access to investments across different segments of the digital infrastructure ecosystem, our investment offerings have expanded to include core equity, credit and liquid securities.

- Our DBP series of funds focus on value-add digital infrastructure, investing in and building businesses across the digital infrastructure sector.

- Core Equity invests in digital infrastructure businesses and assets with long-duration cash flow profiles, primarily in more developed geographies (the Strategic Assets Fund, or "SAF").

- DigitalBridge Credit is our private credit strategy that delivers credit solutions to corporate borrowers in the digital infrastructure sector globally through credit financing products such as first and second lien term loans, mezzanine debt, preferred equity and construction/delay-draw loans, among other products.

- Our Liquid Strategies are fundamental long-only and long-short public equities strategies with well-defined mandates, leveraging the network and intellectual capital of our platform to build liquid portfolios of high quality, undervalued businesses across digital infrastructure, real estate, and technology, media, and telecom.

- InfraBridge is focused on mid-market investments in the digital infrastructure and related sectors of transportation and logistics, and energy transition (the Global Infrastructure Fund ("GIF") series of funds).

**Our Fund Investment Strategy**

As a leading digital infrastructure investment manager, we deploy a unique investment strategy which gives investors exposure to a portfolio of growing, resilient businesses enabling the next generation of mobile and internet connectivity. We invest in digital infrastructure and real estate assets in which we believe we have a competitive advantage with our experience and track record of value creation in this sector, and which possess a durable cash flow profile with compelling secular growth characteristics driven by key themes such as 5G, artificial intelligence and cloud-based applications. We believe our deep understanding of the digital infrastructure ecosystem, together with our extensive experience running mission-critical network infrastructure for some of the world's largest and most-profitable companies in this sector, will provide us with a significant advantage in identifying and executing on attractive and differentiated investment opportunities through various economic cycles.

We believe we can achieve our business objective of delivering attractive risk-adjusted returns through our rigorous underwriting and asset management processes, which benefit from our deep operational and investment experience in digital infrastructure, having invested in and run digital infrastructure businesses through multiple economic cycles. These processes allow us to implement a flexible yet disciplined investment strategy for the funds we manage and for our balance sheet. Core strengths and principles of our investment strategy include:

- *People*—Established operators, investors and thought leaders with over two decades of experience in investing and operating across the full spectrum of digital infrastructure, including towers, data centers, fiber, small cells, and edge infrastructure.

- *Best-in-Class Assets*—Own mission-critical and hard-to-replicate network infrastructure supporting many of the largest and most-profitable digital infrastructure companies in the world and typically with very high renewal rates and pricing. We have successfully constructed a portfolio of best-in-class assets within our investment management business across all components of the digital ecosystem to drive significant synergies.

- *Operational Expertise*—This drives performance and alpha creation:

  - *Direct Operating Expertise*—Our substantial operating history and experience have contributed to long-standing relationships and partnerships with leading global carriers, content providers and hyperscale cloud companies, which are some of the main customers of digital infrastructure.

  - *Differentiated Mergers and Acquisitions Program*—We have numerous industry relationships that have been developed by our senior investment team over decades which generate opportunities for proprietary deal flow (from both traditional digital infrastructure companies and our global network of customers) and typically minimize participation in certain competitive auctions. Additionally, DBRG's senior investment team has experience originating, executing and integrating accretive acquisitions into existing platform investments, as well as creating strategic partnerships with carriers, utilities, broadcasters and real estate owners, many of which have been sourced on a proprietary basis.

  - *Dynamic Portfolio Company Balance Sheet Management*—We have substantial institutional relationships with leading international banks and bond investors. Certain of DBRG's senior investment team members were among the first to engage in the securitization of digital infrastructure assets and are experienced issuers in the market. We believe that these structures generally allow for higher leverage, lower interest cost, fixed rates, longer term maturities and more favorable amortization as compared to general secured/unsecured or subordinated debt instruments more commonly employed, and because there are fewer debt covenants, there is an added margin of safety to the portfolio company's balance sheet.

- *Products*—Provide flexible and creative solutions across the capital structure to digital real estate and infrastructure companies around the world.

- *Prudent Leverage*—Structuring transactions with the appropriate amount of leverage, if any, based on the risk, duration and structure of cash flows of the underlying asset.

Our investment strategy is dynamic and flexible, which enables us to adapt to global shifts in economic, real estate and capital market conditions and to exploit any inefficiencies therein. Consistent with this strategy, in order to capitalize on investment opportunities that may be present in various points of an economic cycle, we may expand or change our investment strategy and/or target assets over time as appropriate.

Assessing and managing risk is a significant component of our investment strategy. In applying our risk management framework, we leverage our institutional knowledge in the digital infrastructure sector across both our equity and credit platforms.

### *Underwriting and Investment Process*

In connection with the execution of any new investment on behalf of our funds, our underwriting team undertakes a comprehensive and disciplined due diligence process to seek an understanding of the material risks involved with making such investment, in addition to related legal, financial and business considerations. If the risks can be sufficiently mitigated in relation to the potential return, we will typically pursue the investment on behalf of our funds, subject to approval from the investment committee of the fund, composed of senior executives of DBRG.

Critical areas in our evaluation of investment opportunities are the quality of the target company's assets and credit quality of its customers. Our focus on a target company's asset quality centers around location, replacement cost, speed and ability to replicate an asset, competition in the market and cost of churn or customer switching. In terms of a target company's customer profile, in addition to credit ratings, the size of a customer's balance sheet and capitalization, and the structure and duration of customer contracts are key indicators in our evaluation. Additionally, another fundamental tenet in our investment process is the structuring of our debt investments for downside protection. Our structuring considerations focus on the seniority of our debt product within the borrower's capital structure, quality of the underlying security, adequacy of financial covenants and other affirmative and/or negative covenants, among other factors.

In addition to evaluating the merits of any particular proposed investment, we evaluate the diversification of our fund's portfolio of assets. Prior to making a final investment decision, we determine whether a target asset will cause the portfolio of assets to be too heavily concentrated with, or cause too much risk exposure to, any one sector, geographic region, source of cash flow such as customers or borrowers, or other geopolitical issues. If we determine that a proposed investment presents excessive concentration risk, we may decide not to pursue an otherwise attractive investment.

### *Portfolio Management*

Our comprehensive portfolio management process revolves around active management of our portfolio companies and active monitoring of our credit investments early in the process. These activities include, but are not limited to, focusing on improving operational efficiency and seeking to minimize the cost of capital at our portfolio companies. We also capitalize on DBRG's experience and relationships in the digital infrastructure industry to both access opportunities for growth and address improvements or weaknesses identified at our portfolio companies. With respect to our credit investments, we maintain regular dialogue with our corporate borrowers and perform reviews (at least quarterly or more frequently) to assess investment and borrower credit ratings and financial performance, which enable us to consistently monitor risk of loss, and evaluate and maximize recoveries. Our active involvement allows us to proactively manage our investment risk, and identify issues and trends on a portfolio-wide basis across our portfolio companies and corporate borrowers.

### *Allocation* **Procedures**

In order to address the risk of potential conflicts of interest among our managed investment vehicles, we have implemented an investment allocation policy consistent with our duty as a registered investment adviser to treat our managed investment vehicles fairly and equitably over time. Our policy provides that investment allocation decisions are to be based on a suitability assessment involving a review of numerous factors, including the investment objectives for a particular source of capital, available cash, diversification/concentration, leverage policy, the size of the investment, tax factors, anticipated pipeline of suitable investments, fund life and existing contractual obligations such as first-look rights and non-compete covenants.

### **Managing Our Funds**

We generally manage third party capital through our sponsorship of limited partnerships that are structured primarily as closed-end funds. Acting as general partner and investment adviser of the fund, we have the authority and discretion to manage and operate the business and affairs of the fund, and are responsible for all investment decisions on behalf of the limited partner investors of the fund. We also manage co-investment vehicles in which investors co-invest with our funds in portfolio companies or other fund assets. With respect to our Liquid Strategies, our investment management activities are conducted through open-end fund structures and sub-advisory accounts with defined mandates.

As investment adviser, we earn management fees and incentive fees, and as general partner or equivalent, we may be entitled to carried interest.

*Management Fees*—Management fees for equity funds are calculated at contractual rates between 0.64% per annum and 1.60% per annum of investors' committed capital during the commitment period, and thereafter, contributed or invested capital (subject to certain reductions for net asset value or NAV write-downs); at contractual rates between 0.25% per annum and 1.10% per annum of invested capital from inception for Credit and co-investment vehicles; and at contractual rates between 0.30% per annum and 1.25% per annum based upon NAV for vehicles in the Liquid Strategies and gross asset value ("GAV") for certain Infrabridge co-investment vehicles. Also, certain co-investment vehicles charge a one-time fee upfront at contractual rates between 0.15% and 2.00% of committed capital, generally to be paid in tranches.

*Incentive Fees*—We earn incentive fees from sub-advisory accounts in our Liquid Strategies. Incentive fees are performance-based, measured either annually or over a shorter period. Generally, incentive fees are recognized at the end of the performance measurement period when the fees are not likely to be subject to reversal.

*Carried Interest*—Carried interest represents a disproportionate allocation of returns to us as general partner based upon the extent to which cumulative performance of a sponsored fund exceeds minimum return hurdles. Carried interest generally arises when appreciation in value of the underlying investments of the fund exceeds the minimum return hurdles, after factoring in a return of invested capital and a return of certain costs of the fund pursuant to terms of the governing documents of the fund. The amount of carried interest recognized is based upon the cumulative performance of the fund if it were liquidated as of the reporting date. Unrealized carried interest is driven by changes in fair value of the underlying investments of the fund, which could be affected by various factors, including but not limited to the financial performance of the portfolio company, economic conditions, foreign exchange rates, comparable transactions in the market, and equity prices for publicly traded securities. Unrealized carried interest may be subject to reversal until such time it is realized. Realization of carried interest occurs upon disposition of all underlying investments of the fund, or in part with each disposition.

Generally, carried interest is distributed upon profitable disposition of an investment if at the time of distribution, cumulative returns of the fund exceed minimum return hurdles. Depending on the final realized value of all investments at the end of the life of a fund (and, with respect to certain funds, periodically during the life of the fund), if it is determined that cumulative carried interest distributions have exceeded the final carried interest amount earned (or amount earned as of the calculation date), we are obligated to return the excess carried interest received. Therefore, carried interest distributions may be subject to clawback if decline in investment values results in cumulative performance of the fund falling below minimum return hurdles in the interim period. If it is determined that the Company has a clawback obligation, a liability would be established based upon a hypothetical liquidation of the net assets of the fund at reporting date. The actual determination and required payment of any clawback obligation would generally occur after final disposition of the investments of the fund or otherwise as set forth in the governing documents of the fund.

*Allocation of Incentive Fees and Carried Interest*—A portion of incentive fees and carried interest earned by us are allocable to senior management, investment professionals, certain other employees and former employees, and for certain funds, to a third party investor, Wafra. These allocations are generally not paid to the recipients until the related incentive fees and carried interest amounts are distributed by the funds to us. If the related carried interest distributions received by us are subject to clawback, the previously distributed carried interest would be similarly subject to clawback from the recipients. We generally withhold a portion of the distribution of carried interest to satisfy the employee and former employee recipients' potential clawback obligation.

### Our Fund Capital Investments

As general partner, we have minimum capital commitments to our sponsored funds. With respect to certain of our sponsored funds, we have made additional capital commitments as a general partner affiliate alongside our limited partner investors. Our capital commitments are funded with cash and not through deferral of management fees or carried interest. Our fund capital investments further align our interests to our investors.

### Competition

As an investment manager, we primarily compete for capital from outside investors and in our pursuit and execution of investment opportunities on behalf of our investment funds. We face competition in capital formation and in acquiring investments in portfolio companies at attractive prices.

The ability to source capital from outside investors will depend upon our reputation, investment track record, pricing and terms of our investment management services, and market environment for capital raising, among other factors. We compete with other investment managers focused on or active in digital real estate and infrastructure including other private equity sponsors, credit and hedge fund sponsors and REITs, who may have greater financial resources, longer track records, more established relationships and more attractive fees and other fund terms.

The ability to transact on attractive investments will depend upon our reputation and track record on execution, capital availability, cost of capital, pricing, tolerance for risk, and number of potential buyers, among other factors. We face competition from a variety of institutional investors, including investment managers of private equity and infrastructure, credit and hedge funds, REITs, specialty finance companies, commercial and investment banks, commercial finance and insurance companies, and other financial institutions. Some of these competitors may have greater financial resources, access to lower cost of capital and access to funding sources that may not be available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments, or pay higher prices.

We also face competition in the recruitment and retention of qualified and skilled personnel. Our ability to continue to compete effectively in our business will depend upon our ability to attract new employees and retain and motivate our existing employees.

Increasing competition in the investment management industry may limit our ability to generate attractive risk-adjusted returns for our stockholders, thereby adversely affecting the market price of our common stock.

### Customers

Our investment management business has over 100 institutional investors that form our diverse, global investor base, including but not limited to: public and private pensions, sovereign wealth funds, asset managers, insurance companies, and endowments.

### Seasonality

We generally do not experience pronounced seasonality in our business.

### Regulatory and Compliance Matters

Our business, as well as the financial services industry, generally are subject to extensive regulation, including periodic examinations by governmental agencies and self-regulatory organizations or exchanges in the U.S. and foreign jurisdictions in which we operate relating to, among other things, antitrust laws, anti-money laundering laws, anti-bribery laws relating to foreign officials, tax laws, foreign investment laws and privacy laws with respect to client and other information, and some of our funds invest in businesses that operate in highly regulated industries. The legal and regulatory requirements applicable to our business are ever evolving and may become more restrictive, which may make compliance with applicable requirements more difficult or expensive or otherwise restrict our ability to conduct our business activities in the manner in which they are now conducted. Any failure to comply with these rules and regulations could limit our ability to carry on particular activities or expose us to liability and/or reputational damage. See Item 1A. "Risk Factors–Regulatory Risks."

#### *Investment Advisers Act of 1940*

All of the investment advisers of our investment funds operating in the U.S. are registered as investment advisers with the SEC under the Investment Advisers Act of 1940, as amended (the "Investment Advisers Act") (other investment advisers (or the equivalent) may be registered in non-U.S. jurisdictions). As a result, we are subject to the anti-fraud provisions of the Investment Advisers Act and to applicable fiduciary duties derived from these provisions that apply to our relationships with the investment vehicles that we manage. These provisions and duties impose restrictions and obligations on us with respect to our dealings with our investors and our investments, including, for example, restrictions on agency, cross and principal transactions, and transactions with affiliated service providers. We, or our registered investment adviser subsidiaries, will be subject to periodic SEC examinations and other requirements under the Investment Advisers Act and related regulations primarily intended to benefit advisory clients. These additional requirements relate, among other things, to maintaining an effective and comprehensive compliance program, recordkeeping and reporting requirements and disclosure requirements. Examinations of private fund advisers have resulted in a range of actions, including deficiency letters and, where appropriate, referrals to the Division of Enforcement of the SEC. The Investment Advisers Act generally grants the SEC broad administrative powers, including the power to limit or restrict an investment adviser from conducting advisory activities in the event it fails to comply with federal securities laws. Additional sanctions that may be imposed for failure to comply with applicable requirements include the prohibition of individuals from associating with an investment adviser, the revocation of registrations and other censures and fines. We expect continued focus by the SEC on private fund advisers and a continuing high level of SEC enforcement activity under the current administration.

In August 2023, the SEC voted to adopt previously proposed new rules and amendments to existing rules under the Investment Advisers Act (collectively, the "Private Funds Rules") specifically related to investment advisers and their activities with respect to private funds they advise. In particular, the Private Funds Rules will, among other changes, impose quarterly reporting by private funds to investors that is required to contain detailed information on performance, investments, adviser-compensation, fees and expenses, capital inflows and capital outflows; require registered investment advisers to obtain an annual audit for all private funds that meets the requirements of the existing Investment Advisers Act custody rule; require registered investment advisers to obtain a fairness or valuation opinion and make certain disclosures, in connection with adviser-led secondary transactions (also known as GP-led secondaries); restrict advisers from engaging in certain practices unless they satisfy certain disclosure requirements and, in some cases, consent requirements, which practices include, without limitation, charging certain regulatory or compliance fees or expenses, or fees or expenses associated with an examination, of the investment adviser or its related persons to private fund clients, seeking reimbursement for certain investigation-related expenses, reducing the amount of the general partner's clawback by actual, potential or hypothetical taxes applicable to the general partner or its employees, borrowing from a private fund, making non-pro rata fee or expense allocations; restrict advisers from engaging in certain forms of preferential treatment to private fund investors related to liquidity and information rights if they would be reasonably expected to have a material negative effect on other investors and otherwise require advisers to make certain disclosures regarding preferential treatment of investors; and prohibit an adviser from having a private fund bear the costs of any fees or expenses related to an investigation resulting in a court or governmental authority imposing a sanction for violating the Investment Advisers Act. The Private Funds Rules also impose additional requirements on advisers to document their annual compliance reviews in writing and retain additional required books and records relating to private funds they advise. Although the legality of the Private Funds Rules is currently being challenged in federal court, it is uncertain whether this legal challenge will succeed.

The SEC has also recently proposed, and can be expected to propose, additional new rules and rule amendments under the Investment Advisers Act including in respect of additional Form PF reporting obligations (in addition to those recently adopted), predictive data analytics, custody requirements, cybersecurity risk governance, the use of predictive data analytics or similar technologies, the outsourcing of certain functions to service providers and changes to Regulation S-P (the "Other Proposed Rules"). The Private Funds Rules, and the Other Proposed Rules, to the extent adopted, are expected to significantly increase compliance burdens and associated costs and complexity. This regulatory complexity, in turn, may increase the need for broader insurance coverage by fund managers and increase such costs and expenses. Certain of the proposed rules may also (i) increase the cost of entering into and maintaining relationships with service providers; (ii) limit the number of service providers; and/or (iii) increase the costs of engaging with service providers, in each case, in a detrimental manner. In addition, these amendments could increase the risk of exposure to additional regulatory scrutiny, litigation, censure and penalties for noncompliance or perceived noncompliance, which in turn would be expected to adversely (potentially materially) affect our reputation. There can be no assurance that the Private Funds Rules, the Other Proposed Rules or any other new SEC rules and amendments will not have a material adverse effect on us.

### Investment Company Act of 1940

An issuer will generally be deemed to be an "investment company" for purposes of the Investment Company Act of 1940, as amended (the "1940 Act"), and the rules and regulations of the SEC thereunder if: it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or, absent an applicable exemption or exception, it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis (the "40% test").

We do not propose to engage primarily in the business of investing, reinvesting or trading in securities. We hold ourselves out as an investment management firm engaged primarily in deploying and managing capital in infrastructure assets, and we believe that we are not an investment company under the 40% test. We also believe that the nature of our assets and the sources of our income allow us to qualify for the exception from the 40% test provided by Rule 3a-1 under the 1940 Act. We also believe that we are excepted from the definition of investment company pursuant to section 3(b)(1) of the 1940 Act because we are primarily engaged in a non-investment company business. In addition, many of our wholly owned subsidiaries rely on the exemption under section 3(c)(7) because all of their outstanding securities are owned by other subsidiaries of ours that are not investment companies.

We view the capital interests we hold in investment vehicles that we also manage not to be investment securities as defined under the 1940 Act for purposes of the 40% test, regardless of whether these interests are general partner interests or limited partner interests, or the equivalent of either in other forms of organization. Many of our investments in entities that own infrastructure assets consist of limited partner or similar interests owned by our subsidiaries in entities that they or other subsidiaries manage as general partner or managing member. The courts and the SEC staff have provided little guidance regarding the characterization for purposes of the 1940 Act of a limited partner interest or its equivalent in circumstances such as ours, but we believe, based on our understanding of applicable legal principles, that limited partner and equivalent interests do not constitute investment securities in this context. Our determination that we are not an investment company under the 40% test is in part based upon the characterization of our limited partner or similar interests in entities that we control as general partner or managing member as not being investment securities. We can provide no assurance that a court would agree with our analysis under the 40% test if it were to be challenged by the SEC or a contractual counterparty.

The 1940 Act and the rules thereunder contain detailed requirements for the organization and operations of investment companies. Among other things, the 1940 Act and the rules thereunder impose substantial regulation with respect to the capital structure (including the ability to use leverage), management, operations, transactions with affiliated persons (as defined in the 1940 Act), portfolio composition, including restrictions with respect to diversification and industry concentration, and other matters with respect to entities deemed to be investment companies. We intend to conduct our operations so that we will not be deemed to be an investment company under the 1940 Act. If the assets that we or our subsidiaries own fail to satisfy the 40% limitation (or for certain subsidiaries, other exemptions or exceptions) and we do not qualify for an exception or exemption from the 1940 Act under Rule 3a-1 or otherwise, we or our subsidiaries may be required to, among other things: (i) substantially change the manner in which we conduct our operations or the assets that we own to avoid being required to register as an investment company under the 1940 Act; or (ii) register as an investment company under the 1940 Act. Either of (i) or (ii) could have an adverse effect on us and the market price of our securities.

### *Data Privacy Regulation*

Many jurisdictions in which we operate have laws and regulations relating to data privacy, cybersecurity and protection of personal information, including the General Data Protection Regulation ("GDPR"), a European Union ("EU") regulation that imposes detailed requirements related to the collection, storage, and use of personal information related to people located in the EU (or which is processed in the context of EU operations) and places data protection obligations and restrictions on organizations, a similar framework in the United Kingdom (the "UK GDPR"), and various privacy laws applicable to individuals residing in the United States, including the California Consumer Privacy Act (the "CCPA"), as amended by the California Privacy Rights Act. See Item 1A. "Risk Factors–Regulatory Risks–Privacy and data protection regulations are complex and rapidly evolving areas. Any failure or alleged failure to comply with these laws could harm our business, reputation, financial condition, and operating results."

### *Regulated Entities Outside of the United States*

Certain of our subsidiaries and the funds that we manage that operate in jurisdictions outside of the United States are licensed by or have obtained authorizations to operate in their respective jurisdictions outside of the United States, and as a result are regulated by various international regulators and subject to applicable regulation. These registrations, licenses or authorizations relate to providing investment advice, discretionary investment management, arranging deals, marketing securities, capital markets activities and/or other regulated activities. Failure to comply with the laws and regulations governing these subsidiaries that have been registered, licensed or authorized could expose us to liability and/or damage our reputation. Outside of the U.S., certain of our subsidiaries and the funds that we manage are subject to regulation in numerous jurisdictions, including the EU, the United Kingdom, Luxembourg, Cayman Islands, Hong Kong, Singapore and Abu Dhabi.

### *Culture of Compliance*

Rigorous legal and compliance analysis of our businesses and investments is important to our culture. We strive to maintain a culture of compliance through the use of policies and procedures, such as our code of ethics, compliance systems, communication of compliance guidance and employee education and training. We have a compliance group that monitors our compliance with the regulatory requirements to which we are subject and manages our compliance policies and procedures. Our Chief Compliance Officer supervises our compliance group, which is responsible for addressing all regulatory and compliance matters that affect our activities. Our compliance policies and procedures address a variety of regulatory and compliance risks such as the handling of material non-public information, personal securities trading, anti-bribery, anti-money laundering (including know-your-customer controls), valuation of investments on a fund-specific basis, document retention, potential conflicts of interest and the allocation of investment opportunities.

Our compliance group also monitors the information barriers that we maintain between DigitalBridge's businesses. We believe that our various businesses' access to the intellectual knowledge and contacts and relationships that reside throughout our firm benefits all of our businesses. To maximize that access and related synergies without compromising compliance with our legal and contractual obligations, our compliance group oversees and monitors the communications between groups that are on the private side of our information barrier and groups that are on the public side, as well as between different public side groups. Our compliance group also monitors contractual obligations that may be impacted and potential conflicts that may arise in connection with these inter-group discussions.

**Human Capital Resources**

We believe that people are our most important asset and we are focused on attracting, retaining, developing and advancing the best talent for DigitalBridge.   We strive to foster a diverse, equitable and inclusive work environment which is paramount to the execution of our business strategy. We nurture the values of entrepreneurship, intellectual curiosity and agility which are core to our culture. We believe that our people, culture and specialization in the digital infrastructure space position us to deliver long-term success for our stockholders and fund investors.

*Talent Management*

We have approximately 300 employees, of which approximately 68% are in the U.S. with the remaining in our international locations. None of our U.S. employees are represented by a labor union or covered by a collective bargaining agreement.

We pursue several strategic paths to attract, retain, develop and advance top talent. First, we seek to enhance our employer brand recognition and broaden the pool of talent through partnerships with many colleges, collaboration with leading recruiting firms and diversity organizations and leveraging long-standing industry relationships. Second, we are focused on shaping the employee experience by establishing a consistent and market competitive set of practices and monitoring employee engagement. Third, we continuously work to enhance leadership capabilities, individual performance and growth by providing a wide range of learning and professional development opportunities, both formally and informally, and ensuring every employee receives 360-degree feedback on their performance and their developmental opportunities.

*Diversity*

We are focused on fostering a diverse workforce with different perspectives, experiences, and backgrounds to encourage innovative and creative ideas, and ultimately lead to our collective success. We recognize that a diverse investment team enhances our ability to source, evaluate and manage an attractive and differentiated set of investment opportunities.  We have established a steering committee to support diversity of our investment opportunities by broadening our talent pools, encouraging retention of our employees, and providing best-in-class training and development opportunities to our employees. Our dedication to fostering diversity and inclusion is also supported by our Company's board of directors, five of nine members of whom are women and/or people of color.

*Compensation and Benefits Program*

Our compensation program is designed to attract and reward talented individuals who possess the skills necessary to support our business objectives, assist in the achievement of our strategic goals and create long-term value for our stockholders. We provide employees with compensation packages that include base salary, annual incentive bonuses tied to specific performance goals, and, generally for all mid-level and above employees, long-term equity awards tied to time-based vesting conditions and in the case of our executive officers the relative value of our stock price as compared to our peers. We believe that a compensation program with both short-term and long-term awards provides fair and competitive compensation and aligns employee and stockholder interests, including by incentivizing business and individual performance (pay for performance), motivating based on long-term company performance and integrating compensation with our business plans. We commission a compensation benchmark survey annually to ensure our compensation packages are competitive and in-market and this year we also introduced compensation structures to ensure market and internal equity. In addition, we also offer employees benefits such as life and health (medical, dental and vision) insurance, paid time off, paid parental leave, charitable gift matching, a student loan paydown program and a 401(k) plan.

*Community Involvement*

We seek to give back to the communities where we live, work and operate by participating in local, national and global causes, and believe that this commitment helps in our efforts to attract and retain employees.  Recent involvement has included support to Télécoms Sans Frontières, an emergency technology non-governmental organization which intervenes in the context of humanitarian crises, conflict zones and areas hit by natural disasters, and mentorship to youth and high school students through partnerships with Big Brothers Big Sisters in New York.  Our employees serve as the ambassadors of our social responsibility values, which they share through volunteering and charitable giving.

**Environmental, Social and Governance ("ESG")**

We aim to develop resilient companies and competitive assets that deliver long-term value for our investors.  ESG principles have long informed the way we run the Company, approach investing and partner with the management teams in our portfolio companies. In recent years we have formalized our approach by building a dedicated team of professionals to support ESG integration across the DBRG business units as well as at our portfolio companies. We also have a cross-functional ESG Committee that steers the Company's ESG program, including helping to develop initiatives designed to improve related performance metrics and disclosures. This committee presents ESG data and updates at the DBRG and portfolio company level on a quarterly basis to our Board of Directors, who exercise oversight of the Company's ESG program and strategy.

*Our ESG Process for Investment Management*

We have a Responsible Investment Policy that guides the integration of macro-level and company-specific ESG considerations throughout our investment lifecycle. Development of this policy was informed by relevant third-party standards, best practices and global initiatives, including the Principles for Responsible Investment (PRI), Sustainability Accounting Standards Board (SASB) and the United Nations Sustainable Development Goals.

We focus on the ESG issues that have the greatest potential impact on our business and/or our portfolio companies. The result is a targeted universe of priority issues as follows:

• Energy Efficiency, Greenhouse Gas Emissions and Physical Climate Risks

• Diversity Talent Management

• Foreign Corrupt Practices Act, Anti-Bribery and Anti-Corruption

• Workplace Health and Safety

• Data Privacy and Data Security

We use a framework to integrate these considerations into our investment process that guides our analysis of material ESG factors during both due diligence and ongoing asset management to inform our investment decision-making and support implementation of ESG best practices at our portfolio companies. We provide guidance and resources to our portfolio companies with respect to their ESG initiatives and actively engage with the ESG leadership at each of our portfolio companies to manage and report on a common set of key performance indicators and ESG metrics. We also have a Responsible Lending Policy that applies to our credit products, which have a fundamentally different position to engage with underlying companies on ESG issues. As a credit investor in digital infrastructure, we are committed to encouraging the integration of ESG issues into transaction documentation and lending terms, where possible.

We are also committed to advancing transparency of our sustainability practices.  We publish an annual ESG report that is publicly available in the Responsibility section of the Company's website.

Anti-ESG sentiment has gained momentum across the U.S., with several states and Congress having proposed or enacted "anti-ESG" policies, legislation or initiatives, or issued related legal opinions. Additionally, asset and investment managers have been subject to recent scrutiny related to ESG-focused industry working groups, initiatives, and associations, including organizations advancing action to address climate change, climate-related risks, or diversity, equity and inclusion initiatives. Such anti-ESG policies, legislation, initiatives and scrutiny could expose the Company and its managed funds to the risk of litigation, antitrust investigations or challenges and enforcement by state or federal authorities, result in injunctions, penalties and reputational harm and require or lead certain investors to divest or discourage certain investors from investing in the Company or its Funds. The Company or its Funds could become subject to additional regulation, regulatory scrutiny, penalties and enforcement in the future, and the Company cannot guarantee that its current approach will meet future regulatory requirements, reporting frameworks or best practices, increasing the risk of related enforcement. The consideration of ESG and/or impact factors (including but not limited to greenhouse gas emissions avoided or diversity, equity and inclusion initiatives) is undertaken solely for the purposes of maximizing the financial return to our shareholders and managed fund participants. See "Risk Factors–Risks Related to Our Business–We are subject to increasing focus by our fund investors, our stockholders, regulators and other stakeholders on environmental, social and governance matters."

**Available Information**

Our website address is www.digitalbridge.com. Information contained on our website is not incorporated by reference into this Annual Report and such information does not constitute part of this report and any other report or documents the Company files with or furnishes to the SEC.

Our annual reports on Form 10-K (including this Annual Report), quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements, and any amendments thereof are available on our website under "Shareholders—SEC Filings," as soon as reasonably practicable after they are electronically filed with or furnished to the SEC, and may be viewed at the SEC's website at www.sec.gov. Copies are also available without charge from DigitalBridge Investor Relations. Information regarding our corporate governance, including our corporate governance guidelines, code of ethics and charters of committees of the Board of Directors, are available on our website under "Shareholders—Corporate Governance," and any amendment to our corporate governance documents will be posted within the time period required by the rules of the SEC and the New York Stock Exchange ("NYSE"). In addition, corporate presentations are also made available on our website from time to time under "Shareholders—Events & Presentations."

DigitalBridge Investor Relations can be contacted by mail at: DigitalBridge Group, Inc, 750 Park of Commerce Drive Suite 210, Boca Raton, FL 33487, Attn: Investor Relations; or by telephone: (561) 570-4644, or by email: ir@digitalbridge.com.

## Item 1A. Risk Factors.

*The following risk factors and other information included in this Annual Report should be carefully considered. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us that we currently deem immaterial or that generally apply to all businesses also may adversely impact our business. If any of the following risks occur, our business, financial condition, operating results, cash flow and liquidity could be materially adversely affected.*

### Risks Related to Our Business

**Difficult market and political conditions could adversely impact our business, financial condition and results of operations.**

Our business is materially affected by general economic and political conditions and events throughout the world, such as changes in interest rates, fiscal and monetary stimulus and withdrawal of stimulus, availability of credit, inflation rates, economic uncertainty, changes in laws (including laws relating to taxation), trade barriers, commodity prices, currency exchange rates and controls, national and international political circumstances (including wars, terrorist acts or security operations) and responses to widespread health events, such as the novel coronavirus (COVID-19) pandemic, and our ability to manage our exposure to these conditions may be very limited. These conditions and/or events can adversely affect our business in many ways, including by reducing the ability of our funds to raise or deploy capital, reducing the value or performance of our investments and the investments made by our funds and making it more difficult for us and our managed vehicles to realize value from existing investments. Adverse changes in market and economic conditions in the United States or the countries or regions in which we or our funds invest would likely have a negative impact on the value of our assets and spending and demand for infrastructure and technology and, accordingly, our and our funds' financial performance, the market prices of our securities, and our ability to pay dividends.

The U.S. and other developed economies have recently been experiencing higher-than-normal inflation rates. It remains uncertain whether substantial inflation in the U.S. and other developed economies will be sustained over an extended period of time or have a significant effect on the U.S. or other economies. Inflation, rising interest rates, declining employment levels, declining demand for digital infrastructure, declining real estate values or periods of general economic slowdown or recession, increasing political instability or uncertainty, or the perception that any of these events may occur have negatively impacted the digital infrastructure and real estate markets in the past and may in the future negatively impact the performance of our investments, resulting in a more difficult fund raising environment and reducing exit opportunities in which to realize the value of our investments. During periods of difficult market or economic conditions (which may occur across one or more industries or geographies), the various companies or assets in which we have investments may experience several issues, including decreased revenues, increased costs, credit rating downgrades, difficulty in obtaining financing and even severe financial losses or insolvency.

In addition, political uncertainty may contribute to potential risks beyond our control, such as changes in governmental policy on a variety of matters including trade, manufacturing, development and investment, the restructuring of trade agreements, and uncertainties associated with political gridlock. The current U.S. political environment and the resulting uncertainties regarding actual and potential shifts in U.S. foreign investment, trade, taxation, economic, environmental and other policies, as well as the impact of geopolitical tension, such as a deterioration in the bilateral relationship between the U.S. and China or further escalations in the Russia-Ukraine war or Gaza-Israel conflict, could lead to disruption, instability and volatility in the global markets, which may also have an impact on our investments and exit opportunities in negatively impacted sectors or geographies.

We have only a limited ability to change our portfolio promptly in response to changing economic, political or other conditions, which impedes us from responding quickly to changes in the performance of our investments and could adversely impact our business, financial condition and results of operations. Additionally, certain of our significant expenditures, such as debt service costs, real estate taxes, and operating and maintenance costs, are generally not reduced when market conditions are poor.

**Our business depends in large part on our ability to raise capital from investors. If we were unable to raise such capital, we would be unable to collect management fees or deploy such capital into investments, which would materially reduce our revenues and cash flow and adversely affect our financial condition.**

Our ability to raise capital from investors depends on a number of factors, including many that are outside our control. For example, investors may downsize their investment allocations to alternative asset managers to rebalance a disproportionate weighting of their overall investment portfolio among asset classes. If the value of an investor's portfolio decreases as a whole, the amount available to allocate to alternative investments could decline. Further, investors often evaluate the amount of distributions they have received from existing funds when considering commitments to new funds. Poor performance of our funds, or regulatory or tax constraints, could also make it more difficult for us to raise new capital. Our investors and potential investors continually assess our funds' performance independently and relative to market benchmarks and our competitors, which may affect our ability to raise capital for existing and future funds. If economic and market conditions deteriorate or continue to be volatile, investors may delay making new commitments to investment funds and/or we may be unable to raise sufficient amounts of capital to support the investment activities of future funds. We may not be able to find suitable investments for the funds to effectively deploy capital, which could reduce our revenues and cash flow and adversely affect our financial condition as well as our ability to raise new funds and our prospects for future growth. If we were unable to raise capital, our revenue and cash flow would be reduced, and our financial condition would be adversely affected. Furthermore, while our senior professionals have committed substantial capital to our funds, commitments from new investors may depend on the commitments made by our senior professionals to new funds. There can be no assurance that there will be further commitments to our funds by these individuals, and any future investments by them in our funds or other investment vehicles will likely depend on the performance of our funds, the performance of their overall investment portfolios and other investment opportunities available to them.

**The investment management business is intensely competitive.**

The investment management business is intensely competitive, with competition based on a variety of factors, including investment performance, the quality of client service, brand recognition and business reputation. Our investment management business competes for clients, personnel and investment opportunities with a large number of private equity funds, specialized investment funds, hedge funds, corporate buyers, traditional investment managers, commercial banks, investment banks, other investment managers and other financial institutions, and we expect that competition will increase. Numerous factors increase our competitive risks, some of which are outside of our control, including that:

- a number of our competitors have more personnel and greater financial, technical, marketing and other resources than we do;

- many of our competitors have raised, or are expected to raise, significant amounts of capital, and many of them have investment objectives similar to ours, which may create additional competition for investment opportunities and reduce the size and duration of pricing inefficiencies that we seek to exploit;

- some of our competitors (including strategic competitors) may have a lower cost of capital and access to funding sources that are not available to us;

- some of our competitors have higher risk tolerances, different risk assessments or lower return thresholds, which could allow them to consider a wider variety of investments and to bid more aggressively than us for investments;

- our competitors may be able to achieve synergistic cost savings in respect of an investment that we cannot, which may provide them with a competitive advantage in bidding for an investment;

- our competitors may be able to innovate disruptive technologies and/or new business models to which we may be slow to adapt;

- there are relatively few barriers to entry impeding new funds, and the successful efforts of new entrants into our various lines of business, including major commercial and investment banks and other financial institutions, have resulted in increased competition;

- some investors may prefer to invest with an investment manager whose equity securities are not traded on a national securities exchange;

- some investors may prefer to pursue investments directly instead of investing through one of our managed funds or investment vehicles;

- competition for qualified motivated, and highly-skilled executives, professionals and other key personnel in investment management firms is significant, both in the U.S. and internationally, and we may not succeed in recruiting additional personnel or we may fail to effectively replace current personnel who depart with qualified or effective successors; and

- other investment managers may offer more products and services than we do, have more diverse sources of revenue or be more adept at developing, marketing and managing new products and services than we are.

We may find it harder to raise capital in the private funds and other investment vehicles that we manage, and we may lose investment opportunities in the future, if we do not match the fees, structures and terms offered by competitors to their fund clients. Alternatively, we may experience decreased profitability, decreased rates of return and increased risk of loss if we match the prices, structures and terms offered by competitors. This competitive pressure could adversely affect our ability to make successful investments and limit our ability to raise future funds, either of which would adversely impact our business, revenues, results of operations and cash flow.

**We depend on investors in the funds we manage for the continued success of our business.**

It could become increasingly difficult for the funds we manage to raise capital as funds compete for investments from a limited number of qualified investors. Without the participation of investors, the funds we manage will not be successful in consummating their capital-raising efforts, or they may consummate them at investment levels (or fee rates) lower than those currently anticipated.

Certain institutional investors have publicly criticized elements of our compensation arrangements, including management and advisory fees. Although we have no obligation to modify any fees or other terms with respect to the funds we manage, we experience pressure to do so. In addition, certain institutional investors, including sovereign wealth funds and public pension funds, continue to demonstrate an increased preference for alternatives to the traditional investment fund structure, such as managed accounts, specialized funds and co-investment vehicles. Even though we have entered into some such strategic arrangements, there can be no assurance that such alternatives will be as profitable to us as traditional investment fund structures. While we have historically competed primarily on the performance of the funds we manage, and not on the level of our management fees or performance fees relative to those of our competitors, there is a risk that management fees and performance fees in the alternative investment management industry will decline, without regard to the historical performance of a manager. Management fee or performance fee reductions on existing or future funds or co-investments, without corresponding decreases in our cost structure even if other revenue streams increase, would adversely affect our revenues and profitability.

The failure of the funds we manage to raise capital in sufficient amounts and on satisfactory terms could result in a decrease in AUM, performance fees and/or fee revenue and could have a material adverse effect on our financial condition and results of operations. Similarly, any modification of our existing fee arrangements or the fee structures for new funds could adversely affect our results of operations.

We continue to depend on investors in the funds we manage even after the capital-raising phase of any fund. Investors in many of the funds we manage make capital commitments to those funds that we are entitled to call from those investors at any time during prescribed periods. If investors were to fail to satisfy a significant amount of capital calls for any particular fund or funds, the operation and performance of those funds could be materially and adversely affected.

The governing agreements of most of our investment funds provide that, subject to certain conditions, third party investors in those funds have the right to remove the general partner of the fund, terminate the commitment period of the fund or to accelerate the termination date of the investment fund without cause by a majority or supermajority vote, which could result in a reduction in management fees we would earn from such investment funds and a significant reduction in the amounts of performance fees from those funds. In addition, the governing agreements of certain of the funds we manage allow the investors of those funds to, among other things, (i) terminate the commitment period of the fund in the event that certain "key persons" fail to devote the requisite time to managing the fund and are not replaced by qualified individuals of comparable seniority and qualifications, (ii) (depending on the fund) terminate the commitment period, dissolve the fund or remove the general partner if we, as general partner or manager, or certain "key persons" engage in certain forms of misconduct, (iii) dissolve the fund or terminate the commitment period upon the affirmative vote of a specified percentage of limited partner interests entitled to vote, or (iv) dissolve the fund or terminate the commitment period upon a change of control. In addition to having a significant negative impact on our revenue, net income and cash flow, the occurrence of such an event with respect to any of the funds we manage would likely result in significant reputational damage to us.

**Poor performance of our funds would cause a decline in our revenue, and results of operations, which may obligate us to repay performance fees previously paid to us and could adversely affect our ability to raise capital for future funds.**

We derive revenues primarily from:

- management fees, which are based generally on the amount of capital committed to or invested by our funds;

- performance fees, which are based on the performance of our funds; and

- returns on investments of our own capital in the funds and other investment vehicles that we sponsor and manage.

When any of our funds perform poorly, either by incurring losses or underperforming benchmarks, as compared to our competitors or otherwise, our investment record suffers which could make it more difficult for us to raise new capital, and investors in our funds may decline to invest in future funds we raise. As a result, our performance fees may be adversely affected and, all else being equal, the value of our assets under management could decrease, which may, in turn, reduce our management fees. Moreover, we may experience losses on investments of our own capital as a result of poor investment performance and may not receive performance fees with regard to such fund. Furthermore, if, as a result of poor performance or otherwise, a fund does not achieve total investment returns that exceed a specified investment return threshold over the life of the fund or other measurement period, we may be obligated to repay the amount by which performance fees that were previously distributed or paid to us exceed amounts to which we were entitled. We also guarantee such clawback obligations of our employees and may be required to repay a portion of performance fees distributed to an employee to the extent such employee fails to fulfill their repayment obligation and the amount held back by the Company from prior distributions to the employee is insufficient to satisfy the obligation.

**Many parts of our revenues, earnings and cash flow are highly variable, which may make it difficult for us to achieve steady earnings growth on a quarterly basis, which may cause the price of our shares to be volatile.**

A portion of our revenues, earnings and cash flow is highly variable, primarily due to the fact that performance fees from our asset management business can vary significantly from quarter to quarter and year to year. In addition, performance fees from some of the funds we manage are subject to contingent repayment by the general partner if, upon the final distribution, the relevant fund's general partner (or an affiliate thereof) has received cumulative performance fees on individual portfolio investments in excess of the amount of performance fees it would be entitled to from the profits calculated for all portfolio investments in the aggregate. We may also experience fluctuations in our results from quarter to quarter and year to year due to a number of other factors, including changes in the values of investments of the funds we manage, changes in the amount of distributions, dividends or interest paid in respect of investments, changes in our operating expenses, the degree to which we encounter competition and general economic and market conditions. Such variability may lead to volatility in the trading price of our shares and cause our results for a particular period not to be indicative of our performance in a future period. It may be difficult for us to achieve steady growth in earnings and cash flow on a quarterly basis, which could in turn lead to large adverse movements in the price of our shares or increased volatility in the price of our shares in general.

The timing of performance fees generated by the funds we manage is uncertain and will contribute to the volatility of our results. Performance fees depend on the performance of the funds we manage. It takes a substantial period of time to identify attractive investment opportunities, to raise all the funds needed to make an investment and then to realize the cash value or other proceeds of an investment through a sale, public offering, recapitalization or other exit. Even if an investment proves to be profitable, it may be several years before any profits can be realized in cash or other proceeds. We cannot predict when, or if, any realization of investments will occur. Generally, if the funds we manage were to have a realization event in a particular quarter or year, it may have a significant impact on our results for that particular quarter or year that may not be replicated in subsequent periods.

Our fee revenue may also depend on the pace of investment activity in certain of our funds during certain periods. Management fees are calculated generally based on investors' committed capital during the commitment period of the fund, and thereafter, contributed or invested capital (subject to certain reductions for NAV write-downs); invested capital for co-investment vehicles; or NAV for vehicles in the liquid securities strategy. Accordingly, a decline in the pace or the size of investments could reduce our revenue from management fees for certain funds during certain periods. Likewise, during an attractive selling environment, our funds may capitalize on increased opportunities to exit investments. Any increase in the pace at which our funds exit investments, if not offset by new commitments and investments, would reduce future management fees. Additionally, in certain of our funds that derive management fees only on the basis of invested capital, the pace at which we make investments, the length of time we hold such investment and the timing of disposition will directly impact our revenues.

**Our investments in digital infrastructure may expose us to risks inherent in the ownership and operation of digital infrastructure.**

We have invested and plan to continue to invest, primarily through our managed funds, in multiple asset classes within digital infrastructure, including, without limitation, data centers, cell towers, fiber networks, small cells and edge infrastructure, throughout the United States and around the world. Investment in digital infrastructure assets involves many relatively unique and acute risks. These risks include the following:

- Project revenues can be affected by a number of factors including economic and market conditions, political events, competition, regulation and the financial position and business strategy of customers;

- Any failure of physical infrastructure or services could lead to significant costs and disruptions that could harm our business reputation. Such a failure could result from numerous factors, including mechanical failure, power outage, human error, shortage of material and skilled labor or work stoppages, physical or electronic security incidents, war, terrorism, health crises or pandemics, fire, earthquake, hurricane, flood, climate change, and other natural disasters, sabotage and vandalism;

- Service interruptions, equipment failures or security incidents may result in legal liability, regulatory requirements, penalties and monetary damages and damage our brand and reputation;

- Dependence on third-party suppliers for power, network connectivity and certain other services results in vulnerability to service failures of such third-party suppliers and to price increases by such suppliers to the extent such costs are not borne by customers;

- The digital infrastructure industry is highly competitive and it may be difficult to develop and maintain a balanced customer base, resulting in increased risk based on the credit quality of one or more customers;

- Demand for digital infrastructure assets, power or connectivity is particularly susceptible to general economic slowdowns as well as adverse developments in the internet and data communications and broader technology industries;

- Demand for digital infrastructure that supports wireless infrastructure, such as cell towers, is particularly susceptible to changes in the levels of consumption of mobile data and investment by mobile carriers;

- Technological developments, such as virtualization technology, more efficient or miniaturization of computing or networking devices, or devices that require higher power densities than today's devices, may cause certain digital infrastructure assets to become obsolete or result in decreased demand for certain digital infrastructure assets;

- Digital infrastructure investments are subject to substantial government regulation related to the acquisition and operation of such investments; and

- The use and development of generative AI technologies is subject to evolving and complex regulatory frameworks across various jurisdictions, and it remains uncertain how generative AI and such regulatory developments will impact new and existing digital infrastructure investments.

Our digital infrastructure focused funds may be more susceptible to any single economic, political or regulatory occurrence and more volatile than a more diversified fund. Additionally, our strategy to invest across different classes of digital infrastructure assets may not perform as well as a portfolio that is concentrated in a particular type of digital infrastructure assets. Any of these factors may cause the value of the investments in our digital infrastructure funds to decline, which may have a material impact on our business and results of operations.

**Our investments in infrastructure assets, including through our InfraBridge funds, may expose us to increased risks that are inherent in the ownership of real assets.**

Investments in infrastructure assets, including through our InfraBridge funds, expose us to increased risks that are inherent in the ownership of real assets, including:

- Infrastructure investments are vulnerable to adverse change in the economic conditions in the jurisdiction in which they are situated, as well as to global economic declines. Since projects in this sector tend to be of a long-term nature, projects which were conceived at a time when conditions were favorable may subsequently be adversely affected by change in the financial markets, investor sentiment or a more general economic downturn;

- Investment vehicles may borrow to fund acquisitions or other activities and accordingly may be exposed to rates of interest which are variable over the life of the borrowing. Consequently, there is the risk that unfavorable movements in interest rates may adversely affect assets;

- Ownership of infrastructure assets may present risk of liability for personal and property injury or impose significant operating challenges and costs with respect to, for example, compliance with zoning, environmental, health and safety or other applicable laws, regulations and permit requirements;

- Many infrastructure asset investments greatly rely on the steady supply of power at reasonable costs and could be harmed by prolonged power outages or shortages, increased cost of energy or general lack of availability of electrical resources;

- Infrastructure asset investments may face construction and development risks including, without limitation: (a) labor disputes, shortages of material and skilled labor, or work stoppages, (b) slower than projected construction progress and the unavailability or late delivery of necessary equipment, (c) adverse weather conditions and unexpected construction conditions, (d) accidents or the breakdown or failure of construction equipment or processes, and (e) catastrophic events such as explosions, fires, terrorist activities and other similar events. These risks could result in substantial unanticipated delays or expenses (which may exceed expected or forecasted budgets) and, under certain circumstances, could prevent completion of construction or development activities once undertaken; and

- The operation of infrastructure assets can be exposed to unplanned interruptions caused by significant catastrophic or force majeure events and there can be no assurance that such investments' insurance policies would cover losses. These risks could, among other effects, adversely impact the cash flows available from investments in infrastructure assets, cause personal injury or loss of life, damage property, or instigate disruptions of service. In addition, the cost of repairing or replacing damaged assets could be considerable. Repeated or prolonged service interruptions may result in permanent loss of customers, litigation, or penalties for regulatory or contractual non-compliance. Force majeure events that are incapable of, or too costly to, cure may also have a permanent adverse effect on an investment.

Infrastructure investments often involve an ongoing commitment to a municipal, state, federal or foreign government or regulatory agencies. The nature of these obligations exposes us to a higher level of regulatory control than typically imposed on other businesses and may require us to rely on complex government licenses, concessions, leases or contracts, which may be difficult to obtain or maintain. Infrastructure investments may require external operators to manage such investments under contractual relationships and such operators' failure to comply with laws, including prohibitions against bribing of government officials, may adversely affect the value of such investments and cause us serious reputational and legal harm. Revenues for such investments may rely on contractual agreements for the provision of services with a limited number of counterparties and are consequently subject to counterparty default risk or poor operational performance. The operations and cash flow of infrastructure investments are also more sensitive to inflation and, in certain cases, commodity price risk and price controls. Furthermore, services provided by infrastructure investments may be subject to rate regulations by government entities that determine or limit prices that may be charged. Similarly, users of applicable services or government entities in response to such users may react negatively to any adjustments in rates and thus reduce the profitability of such infrastructure investments.

**Our operations in Europe, Asia, Latin America and other foreign markets expose our business to risks inherent in conducting business in foreign markets.**

A portion of our revenues are sourced from our foreign operations in Europe, Asia, Latin America and other foreign markets. Accordingly, our firm-wide results of operations depend in part on our foreign operations. Conducting business and pursuing investment opportunities abroad carries significant risks, including:

- changes in real estate and other tax rates, the tax treatment of transaction structures and other changes in operating expenses in a particular country where we have an investment;

- restrictions and limitations relating to the repatriation of profits;

- complexity and costs of staffing and managing international operations;

- the burden of complying with multiple and potentially conflicting laws;

- changes in relative interest rates;

- translation and transaction risks related to fluctuations in foreign currency and exchange rates;

- lack of uniform accounting standards (including availability of information in accordance with accounting principles generally accepted in the United States ("GAAP"));

- unexpected changes in regulatory requirements;

- the impact of different business cycles and economic instability;

- political instability and civil unrest;

- legal and logistical barriers to enforcing our contractual rights, including in perfecting our security interests, collecting accounts receivable, foreclosing on secured assets and protecting our interests as a creditor in bankruptcies in certain geographic regions;

- share ownership restrictions on foreign operations and restrictions on foreign investment;

- compliance with U.S. laws affecting operations outside of the United States, including sanctions laws, or anti-bribery laws such as the Foreign Corrupt Practices Act ("FCPA"); and

- geographic, time zone, language and cultural differences between personnel in different areas of the world.

Each of these risks might adversely affect our performance and the performance of our investments. In addition, to accommodate the needs of global investors and strategies, we must structure investment products in a manner that addresses tax, regulatory and legislative provisions in different, and sometimes multiple, jurisdictions. Further, in conducting business in foreign jurisdictions, we are often faced with the challenge of ensuring that our activities and those of our funds and, in some cases, our funds' portfolio companies, are consistent with U.S. or other laws with extraterritorial application, such as the USA PATRIOT Act and the FCPA. As a result, we are required to continuously develop our systems and infrastructure, including employing and contracting with foreign businesses and entities, in response to the increasing complexity and sophistication of the investment management market and legal, accounting and regulatory situations. This growth has required, and will continue to require, us to incur significant additional expenses and to commit additional senior management and operational resources. There can be no assurance that we will be able to manage or maintain appropriate oversight over our expanding international operations effectively or that we will be able to continue to grow this part of our business, and any failure to do so could adversely affect our ability to generate revenues and control our expenses.

**Rapid growth of our businesses, particularly outside the U.S., may be difficult to sustain and may place significant demands on our administrative, operational and financial resources.**

Our assets under management have grown significantly in the past, and we are pursuing further growth in the near future, both organic and through acquisitions. Our rapid growth has placed, and planned growth, if successful, will continue to place, significant demands on our legal, accounting, compliance and operational infrastructure and has increased expenses. The complexity of these demands, and the expense required to address them, is a function not simply of the amount by which our assets under management has grown, but of the growth in the variety and complexity of, as well as the differences in strategy between, our different funds. In addition, we are required to continuously develop our systems and infrastructure in response to the increasing sophistication of the investment management market and legal, accounting, regulatory and tax developments. Our future growth will depend in part on our ability to maintain an operating platform and management system sufficient to address our growth and will require us to incur significant additional expenses and to commit additional senior management and operational resources. As a result, we face significant challenges in:

- maintaining adequate financial regulatory (legal, tax and compliance) and business controls;

- providing current and future investors with accurate and consistent reporting;

- implementing new or updated information and financial systems and procedures;

- monitoring and enhancing our cybersecurity and data privacy risk management; and

- training, managing and appropriately sizing our work force and other components of our businesses on a timely and cost-effective basis.

We may not be able to manage our expanding operations effectively or be able to continue to grow, and any failure to do so could adversely affect our ability to generate revenue and control our expenses.

**Valuation methodologies for certain assets in our managed institutional private funds can involve subjective judgments, and the fair value of assets established pursuant to such methodologies may be incorrect, which could result in the misstatement of performance and accrued performance fees of an institutional private fund.**

There are often no readily ascertainable market prices for a substantial majority of the illiquid investments of our managed institutional private funds. We determine the fair value of the investments of each of our institutional private funds at least quarterly based on the fair value guidelines set forth by GAAP. The fair value measurement accounting guidance establishes a hierarchal disclosure framework that ranks the observability of market inputs used in measuring financial instruments at fair value. The observability of inputs is impacted by a number of factors, including the type of financial instrument, the characteristics specific to the financial instrument and the state of the marketplace, including the existence and transparency of transactions between market participants. Financial instruments with readily available quoted prices, or for which fair value can be measured from quoted prices in active markets, will generally have a higher degree of market price observability and a lesser degree of judgment applied in determining fair value.

Investments for which market prices are not observable include, but are not limited to, illiquid investments in operating companies, real estate, energy ventures and structured vehicles, and encompass all components of the capital structure, including equity, mezzanine, debt, preferred equity and derivative instruments such as options and warrants. Fair values of such investments are determined by reference to (1) the market approach (i.e., multiplying a key performance metric of the investee company or asset, such as earnings before interest, income tax, depreciation and amortization ("EBITDA"), by a relevant valuation multiple observed in the range of comparable public entities or transactions, adjusted by management as appropriate for differences between the investment and the referenced comparables), (2) the income approach (i.e., discounting projected future cash flows of the investee company or asset and/or capitalizing representative stabilized cash flows of the investee company or asset) and (3) other methodologies such as prices provided by reputable dealers or pricing services, option pricing models and replacement costs.

The determination of fair value using these methodologies takes into consideration a range of factors including but not limited to the price at which the investment was acquired, the nature of the investment, local market conditions, the multiples of comparable securities, current and projected operating performance and financing transactions subsequent to the acquisition of the investment. These valuation methodologies involve a significant degree of management judgment. For example, as to investments that we share with another sponsor, we may apply a different valuation methodology than the other sponsor does or derive a different value than the other sponsor has derived on the same investment, which could cause some investors to question our valuations.

Because there is significant uncertainty in the valuation of, or stability of the value of, illiquid investments, the fair values of such investments as reflected in an institutional private fund's net asset value do not necessarily reflect the prices that would be obtained by us on behalf of the institutional private fund when such investments are realized. Realizations at values significantly lower than the values at which investments have been reflected in prior institutional private fund net asset values would result in reduced earnings or losses for the applicable fund and the loss of potential management fees, carried interest and incentive fees. Changes in values attributed to investments from quarter to quarter may result in volatility in the net asset values and results of operations that we report from period to period. Also, a situation where asset values turn out to be materially different than values reflected in prior institutional fund net asset values could cause investors to lose confidence in us, which could in turn result in difficulty in raising additional institutional private funds.

Further, the SEC has highlighted valuation practices as one of its areas of focus in investment advisor examinations and has instituted enforcement actions against advisers for misleading investors about valuation. If the SEC were to investigate and find errors in our methodologies or procedures, we and/or members of our management could be subject to penalties and fines, which could harm our reputation and our business, financial condition and results of operations could be materially and adversely affected.

**The organization and management of our current and future investment vehicles may create conflicts of interest.**

We currently manage, and may in the future manage, private funds and other investment vehicles that may be in competition with each other with respect to investment opportunities and financing opportunities. In general, our digital infrastructure focused investment funds and certain portfolio companies thereof have priority over the Company with respect to investment opportunities in digital infrastructure, and investors in our managed funds and investment vehicles typically have priority with regard to any related co-investment opportunities. We have implemented certain procedures to manage any perceived or actual conflicts among us and our managed investment vehicles, including the following:

- allocating investment opportunities based on numerous factors, including investment objectives, available cash, diversification/concentration, leverage policy, the size of the investment, tax, anticipated pipeline of suitable investments, fund life and existing contractual obligations such as first-look rights and non-compete covenants; and

- investment allocations are reviewed at least annually by the chief compliance officer of our applicable registered investment adviser.

In addition, subject to compliance with the rules promulgated under the Investment Advisers Act and the governing documents of our managed investment vehicles, we have and may continue to allow a managed investment vehicle to enter into principal transactions with us or cross-transactions with other managed investment vehicles or strategic vehicles. For certain cross-transactions, we may receive a fee from, or increased fees from, the managed investment vehicle and conflicts may exist. In certain circumstances, our funds may make investments at different levels of an issuer's capital structure. If our interests and those of our managed funds and investment vehicles are not aligned, we may face conflicts of interests that result in action or inaction that is detrimental to us, our managed investment vehicles, our strategic partnerships or our joint ventures. Further, certain officers and senior management who make allocation decisions typically have financial interests in a particular fund or managed investment vehicle, which may increase such conflicts of interest.

Potential conflicts will also arise with respect to our decisions regarding how to allocate co-investment opportunities among our funds and investors and the terms of any such co-investments. Our fund documents typically do not mandate specific allocations with respect to co-investments. The investment advisers of our funds may have an incentive to provide co-investment opportunities to certain investors in lieu of others. Co-investment arrangements may be structured through one or more of our investment vehicles, and in such circumstances, co-investors will generally bear the costs and expenses thereof (other than broken deal expenses which are typically borne by investment funds) which may lead to conflicts of interest regarding the allocation of costs and expenses between such co-investors and investors in our other investment funds. The terms of any such existing and future co-investment vehicles may differ materially, and in some instances may be more favorable to us, than the terms of certain of our funds or prior co-investment vehicles, and such different terms may create an incentive for us to allocate a greater or lesser percentage of an investment opportunity to such funds or such co-investment vehicles, as the case may be. Such incentives will from time to time give rise to conflicts of interest. There can be no assurance that any conflicts of interest will be resolved in favor of any particular investment funds or investors (including any applicable co-investors) and there is a risk that such investment fund or investor (or the SEC) may challenge our treatment of such conflict, which could impose costs on our business and expose us to potential liability.

Conflicts of interest may also arise in the allocation of fees and costs among our managed companies that we incur in connection with the management of their assets. This allocation sometimes requires us to exercise discretion and there is no guarantee that we will allocate these fees and costs appropriately.

Appropriately dealing with conflicts of interest is complex and difficult and our reputation could be damaged if we fail, or appear to fail, to deal appropriately with one or more potential or actual conflicts of interest. Regulatory scrutiny of, or litigation in connection with, conflicts of interest could have a material adverse effect on our reputation, which would materially adversely affect our business and our ability to raise capital in future managed companies.

**We may expand into new investment strategies, geographic markets and businesses, each of which may result in additional risks and uncertainties in our businesses.**

We intend, to the extent that market conditions warrant, to seek to grow our businesses by increasing AUM in existing businesses, pursuing new investment strategies, developing new types of investment structures and products (such as separately managed accounts and structured products), expanding into new geographic markets and businesses and marketing products to new categories of investors. Introducing new types of investment structures and products or the types of investors we provide services to could increase the complexities involved in managing such investments, including ensuring compliance with regulatory requirements.

The success of our organic growth strategy will depend on, among other things, our ability to correctly identify and create products that appeal to the limited partners of our funds and vehicles. While we have made significant expenditures to develop these new strategies and products, there is no assurance that they will achieve a satisfactory level of scale and profitability. To raise new funds and pursue new strategies, we have and expect to continue to use our balance sheet to warehouse seed investments, which may decrease the liquidity available for other parts of our business. If a new strategy or fund does not develop as anticipated and such investments are not ultimately transferred to a fund, we may not be able to dispose of such investments at an advantageous time and may be forced to realize losses on these retained investments.

We may also pursue growth through acquisitions of other investment management companies, such as our recent acquisition of InfraBridge.  To the extent we expand into new investment strategies, geographic markets and businesses and attempt to expand our business through acquisitions, we will face numerous risks and uncertainties, including risks associated with:

- our ability to successfully negotiate and enter into beneficial arrangements with our counterparties;
- our ability to realize the anticipated operational and financial benefits from an acquisition and to effectively integrate an acquired business;
- the required investment of capital and other resources;

- our ability to successfully integrate, train and retain new employees;

- the possibility of diversion of management's time and attention from our core business;

- the possibility of disruption of our ongoing business;

- the assumption of liabilities in any acquired business and the potential for litigation;

- the broadening of our geographic footprint, including the risks associated with conducting operations in foreign jurisdictions, such as taxation;

- properly managing conflicts of interests; and

- our ability to comply with new regulatory regimes.

**We do not directly control the operations of our portfolio companies and are therefore dependent on portfolio company management teams to successfully operate their businesses.**

The portfolio companies managed by our funds are typically operated by in-place management teams at such companies or by third party management companies. While we have or expect to have various rights as an owner of the portfolio companies, our governance rights for certain portfolio companies may be shared with or limited by the rights of other investors.  We may have limited recourse under our management agreements or investment governing documents if we believe that in-place management teams (who are not our employees) or third-party management companies are not performing adequately.  If our portfolio companies or management companies experience any significant financial, legal, accounting or regulatory difficulties, such difficulties could have a material adverse effect on us.

**We often pursue investment opportunities that involve business, regulatory, legal or other complexities and the failure to successfully manage such risks could have a material adverse effect on our business, results of operations and financial condition.**

We often pursue complex investment opportunities involving substantial business, regulatory or legal complexity that would deter investors. Our tolerance for complexity presents risks, as (i) such transactions can be more difficult, expensive and time-consuming to finance, execute and disclose, (ii) it can be more difficult to manage or realize value from the assets acquired in such transactions, and (iii) such transactions sometimes entail a higher level of regulatory scrutiny or a greater risk of contingent liabilities. Failure to successfully manage these risks could have a material adverse effect on our business, results of operations and financial condition.

**Our funds may be forced to dispose of investments at a disadvantageous time.**

Our funds may make investments of which they do not advantageously dispose of prior to the date the applicable fund is dissolved, either by expiration of such fund's term or otherwise. Although we generally expect that our funds will dispose of investments prior to dissolution, we may not be able to do so. The general partners of our funds have only a limited ability to extend the term of the fund with the consent of fund investors or the advisory board of the fund, as applicable, and therefore, we may be required to seek to sell, distribute or otherwise dispose of investments during liquidation, which may be at a disadvantageous time. This would result in a lower than expected return on the investments and, perhaps, on the fund itself.

**Climate change and regulatory and other efforts to reduce climate change could adversely affect our business.**

We and the portfolio companies of the funds we manage face a number of risks associated with climate change, including both transition and physical risks. The transition risks that could impact us and the investments of the funds we manage include those risks related to the impact of U.S. and foreign climate- and ESG-related legislation and regulation, as well as risks arising from climate-related business trends. Moreover, our investments, and the investments of the portfolio companies of the funds we manage, are subject to risks stemming from the physical impacts of climate change. In particular, climate change may impact energy prices, insurance costs and the value of investments linked to certain digital infrastructure assets.

New climate change-related regulations or interpretations of existing laws may result in enhanced disclosure obligations that could negatively affect us or the investments of the portfolio companies of the funds we manage and also materially increase our regulatory burden. We also face business trend-related climate risks. Certain fund investors are increasingly taking into account ESG factors, including climate risks, in determining whether to invest in the funds we manage. Our reputation and investor relationships could be damaged as a result of our involvement, or the involvement of the funds we manage, in certain industries, portfolio companies or transactions associated with activities perceived to be causing or exacerbating climate change, as well as any decisions we make to continue to conduct or change our activities in response to considerations relating to climate change.

**We are subject to increasing focus by our fund investors, our stockholders, regulators and other stakeholders on environmental, social and governance matters.**

Our fund investors, stockholders, regulators and other stakeholders are increasingly focused on ESG matters. Certain fund investors, including public pension funds, consider our record of socially responsible investing and other ESG factors in determining whether to invest in our funds. Similarly, certain of our stockholders, particularly institutional investors, use third-party benchmarks or scores to measure our ESG practices, and use such information to decide whether to invest in our common stock or engage with us to require changes to our practices. If our ESG practices do not meet the standards set by these fund investors or stockholders, they may choose not to invest in our funds or exclude our stock from their investments, and we may face reputational challenges from other stakeholders. The occurrence of any of the foregoing could have a material adverse impact on new fundraises and negatively affect the price of our stock. In addition, there has also been an increased regulatory focus on ESG-related practices by investment managers by the SEC and other regulators. If regulators disagree with the procedures or standards we use for ESG investing, or new regulation or legislation requires a methodology of measuring or disclosing ESG impact that is different from our current practice, our business and reputation could be adversely affected.

Conversely, anti-ESG sentiment has also gained momentum across the United States, with several states having enacted or proposed "anti-ESG" policies, legislation or issued related legal opinions. For example, boycott bills target financial institutions that "boycott" or "discriminate against" companies in certain industries (e.g., energy and mining) and prohibit state entities from doing business with such institutions and/or investing the state's assets (including pension plan assets) through such institutions, and ESG investment prohibitions require that state entities or managers/administrators of state investments make investments based solely on pecuniary factors without consideration of ESG factors. If investors subject to such legislation viewed our funds or ESG practices, including our climate-related goals and commitments, as being in contradiction of such "anti-ESG" policies, legislation or legal opinions, such investors may not invest in our funds, our ability to maintain the size of our funds could be impaired, and it could negatively affect the price of our common stock.

### Risks Related to Our Organizational Structure and Business Operations

**We depend on our key personnel, and the loss of their services or the loss of investor confidence in such personnel could have a material adverse effect on our business, results of operations and financial condition.**

We depend on the efforts, skill, reputations and business contacts of our key personnel, including our Chief Executive Officer and our President, each of whom has entered into an employment agreement with us. For instance, the extent and nature of the experience of our executive officers and the nature of the relationships they have developed with digital infrastructure professionals, financial institutions, investors in certain of our investment vehicles and other members of the business community are critical to the success of our business. Changes to our management team have occurred in the past, and we cannot assure stockholders of the continued employment of these and other individuals with the Company.

**There may be conflicts of interest between us and our Chief Executive Officer and certain other former senior DBH employees that could result in decisions that are not in the best interests of our stockholders.**

Prior to our combination with DBH, Marc C. Ganzi, our Chief Executive Officer, Benjamin Jenkins, our President, and certain other DBRG employees who are former senior DBH employees (collectively, "Former DBH Employees") made personal investments in certain portfolio companies and/or related vehicles (collectively, the "DBH Portfolio Companies"), which DBH acquired along with a consortium of third-party investors. In the DBH combination, we acquired the contracts to provide investment advisory and other business services to the DBH Portfolio Companies, while the Former DBH Employees retained their respective investments in the DBH Portfolio Companies. As a result of these personal investments and related outside business activities, the Former DBH Employees may have control, veto rights or significant influence over, or be required to represent the interests of certain third-party investors in, major decisions and other operational matters at the DBH Portfolio Companies. In addition, Former DBH Employees may be entitled to receive carried interest payments from the DBH Portfolio Companies upon the occurrence of certain events. As a result, Former DBH Employees, may have different objectives than us regarding the performance and management of, transactions with or investment allocations to, the DBH Portfolio Companies. The Company has attempted, and will continue to attempt, to manage and mitigate actual or potential conflicts of interest between us, on the one hand, and the Former DBH Employees, on the other hand; however, there can be no assurances that such attempts will be effective.

As a result of their personal investments in DataBank and Vantage Data Centers (the prior owner of the assets from which the assets of Vantage SDC were spun out) prior to the Company's acquisition of DBH and prior to the Company's investment in Vantage SDC, additional investments made by the Company in DataBank and Vantage SDC subsequent to their initial acquisitions have already and may in the future trigger future carried interest payments to the Former DBH Employees upon the occurrence of future realization events. Such investments made by the Company include ongoing payments for the buildout of expansion capacity, including lease-up of the expanded capacity and existing inventory, in Vantage SDC. In such transactions, the Company takes a series of steps to mitigate the conflicts in the transactions, including, among others, obtaining approval from an independent committee of the board of directors for any related party transactions. In addition, at the time of the Company's investment in Vantage SDC, Mr. Ganzi and Mr. Jenkins agreed to roll their entitlements to future carried interest in Vantage SDC into equity in Vantage SDC to further align their interests with the Company. For additional information regarding payments to Messrs. Ganzi and Jenkins relating to DataBank and Vantage SDC acquisitions, see Note 16 Transactions with Affiliates, in the Company's consolidated financial statements.

Subject to our Code of Business Conduct and Ethics and related party transaction policies and procedures, as applicable, we may continue to enter into transactions or other arrangements with the DBH Portfolio Companies in which there are actual or potential conflicts of interests between us and Former DBH Employees. Despite having related party transaction policies and procedures in place and having conflict mitigants in such transactions, such transactions may not be on terms as favorable to us as they would have been if they had been negotiated among unrelated parties. In addition, such transactions may result in future conflicts of interest if the continuing interests of the Former DBH Employees in the transaction (if any) are not aligned with the Company's.

**The occurrence of a cybersecurity incident or a or a failure to implement effective information and cybersecurity policies, procedures and capabilities has the potential to disrupt our operations, cause material harm to our financial condition, result in misappropriation of assets, compromise confidential information and/or damage our business relationships.**

As an asset manager, our business is highly dependent on information technology networks and systems, including systems provided by third parties over which we have no control. We may also have limited opportunity to verify the security, effectiveness and resiliency of systems provided by third parties or to cause third parties to implement necessary or desirable improvements for such systems. In the normal course of business, we and our service providers process proprietary, confidential, and personal information provided by our customers, employees, and vendors. In addition to our information technology networks and systems, our funds' portfolio companies maintain their own information technology networks and systems to access, store, transmit, and manage or support a variety of business processes and proprietary, confidential, and personal information. The risk of a cybersecurity incident or system or network disruption to networks and systems, including through cyber-attacks or cyber intrusions, including by computer hackers, nation-state affiliated actors, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. A cybersecurity incident or a significant and extended disruption to our or our funds' portfolio companies' systems or systems provided by third parties caused by a third-party or by employee error, negligence or fraud, or a failure to report such an incident or significant and extended disruption in the timeframe required by law, may result in compromise or corruption of, or unauthorized access to or acquisition of, proprietary, confidential, or personal information collected in the course of conducting our business; misappropriation of assets; disruption of our operations, material harm to our financial condition, cash flows, and the market price of our common shares; significant remediation expenses; and increased cybersecurity protection and insurance costs. A cybersecurity incident or disruption could also interfere with our ability to comply with financial reporting requirements or result in loss of competitive position, regulatory actions or increased regulatory scrutiny, litigation, breach of contracts, reputational harm, damage to our stakeholder relationships, or legal liability. While we may be entitled to damages if our third-party service providers fail to satisfy their cybersecurity-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award. Additionally, future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities' systems and technologies. Furthermore, we may identify security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.

These risks require continuous and likely increasing attention and resources from us to, among other actions, identify and quantify these risks; upgrade and expand our technologies, systems, and processes to adequately address them; and provide periodic training for our employees to assist them in detecting phishing, malware, and other schemes. This diverts time and resources from other activities. In addition, the cost and operational consequences of responding to a cybersecurity incident or deficiency in our cybersecurity could be significant. Although we make efforts to maintain the security and integrity of our networks and systems, and the proprietary, confidential and personal information that resides on or is transmitted through them, and we have implemented various cybersecurity policies, procedures capabilities to manage the risk of a cybersecurity incident or disruption, there can be no assurance that our cybersecurity efforts and measures will be effective or that attempted cybersecurity incidents or disruptions would not be successful or damaging. And due to the complexity and interconnectedness of our information technology networks and systems, and those upon which we rely, the process of upgrading or patching our protective measures could itself create a risk of cybersecurity issues or system disruptions for the Company, as well as for clients who rely upon, or have exposure to, such information technology networks and systems.

Moreover, data protection laws and regulations in the jurisdictions where we operate often require "reasonable," "appropriate" or "adequate" technical and organizational cybersecurity measures, and the interpretation and application of those laws and regulations are often uncertain and evolving; there can be no assurance that our cybersecurity measures will be deemed adequate, appropriate or reasonable by a regulator or court. Increased regulation of data collection, use and retention practices, including self-regulation and industry standards, changes in existing laws and regulations, enactment of new laws and regulations, increased enforcement activity, and changes in interpretation of laws, could increase our cost of compliance and operation, limit our ability to grow our business or otherwise harm the Company.

While we have purchased cybersecurity insurance, there are no assurances that the coverage would be adequate in relation to any incurred losses. Moreover, as cyber-attacks and cyber intrusions increase in frequency and magnitude, we may be unable to obtain cybersecurity insurance in amounts and on terms we view as adequate for our operations.

Our funds' portfolio companies also rely on similar systems and face similar risks. A disruption or compromise of these systems could have a material adverse effect on the value of these businesses. Our funds may invest in strategic assets having a national or regional profile or in infrastructure assets, the nature of which could expose them to a greater risk of being subject to a terrorist attack or cybersecurity breach than other assets or businesses. Such an event may have material adverse consequences on other of our investment or assets of the same type or may require applicable portfolio companies to increase preventative cybersecurity measures or expand insurance coverage.

**We may not realize the anticipated benefits of our strategic partnerships and joint ventures.**

We have and may continue to enter into strategic partnerships and joint ventures to support growth in our business. We may also make investments in partnerships or other co-ownership arrangements or participations with third parties. In connection with our investments, our partners provide, among other things, property management, investment advisory, sub-advisory and other services to us and certain of the companies that we manage. Any failure of our partners to perform their obligations may have a negative impact on our financial performance and results of operation. Additionally, we may not realize any of the anticipated benefits of our strategic partnerships and joint ventures. Such investments and any future strategic partnerships and/or joint ventures subject us and the companies we manage to risks and uncertainties not otherwise present with other methods of investment.

**We are subject to substantial litigation risks and may face significant liabilities and damage to our professional reputation as a result of litigation allegations and negative publicity.**

In the ordinary course of business, we are subject to the risk of substantial litigation and face significant regulatory oversight. Such litigation and proceedings, including, regulatory actions and shareholder class action suits, may result in defense costs, settlements, fines or judgments against us, some of which may not be covered by insurance or may result in disputes with insurance carriers relating to coverage. Litigation could be more likely in connection with a change of control transaction or during periods of market dislocation, shareholder activism or proxy contests. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot accurately predict the ultimate outcome of any such litigation or proceedings. An unfavorable outcome could negatively impact our cash flow, financial condition, results of operations and trading price of our shares of class A common stock.

In addition, even in the absence of misconduct, we may be exposed to litigation or other adverse consequences where investments perform poorly and investors in or alongside our managed companies experience losses. We depend to a large extent on our business relationships and our reputation for integrity and high-caliber professional services to attract and retain investors and to pursue investment opportunities for us and our managed companies. As a result, allegations of improper conduct by private litigants (including investors in or alongside our managed companies) or regulators, whether the ultimate outcome is favorable or unfavorable to us, as well as negative publicity and press speculation about us, our investment activities or the private equity industry in general, whether or not valid, may harm our reputation, which may be more damaging to our business than to other types of businesses.

**Misconduct by our current and former employees, directors, advisers, third party-service providers or others affiliated with us could harm us by impairing our ability to attract and retain investors and by subjecting us to significant legal liability, regulatory scrutiny and reputational harm.**

Our current and former employees, directors, advisers, third party-service providers or others affiliated with us could engage in misconduct or be accused of engaging in misconduct that adversely affects our business. We are subject to a number of obligations and standards arising from our asset management business and our authority over the assets managed by our asset management business. If anyone associated or affiliated with us, or the portfolio companies of the funds we manage, were to engage, or be accused of engaging in illegal or suspicious activities, sexual harassment, racial or gender discrimination, improper use or disclosure of confidential information, fraud, payment or solicitation of bribes, misrepresentation of products and services or any other type of similar misconduct or violation of other laws and regulations, we could suffer serious harm to our brand and reputation, be subject to penalties or sanctions, face difficulties in raising funds, and suffer serious harm to our financial position and current and future business relationships, as well as face potentially significant litigation or investigations.

In recent years, the U.S. Department of Justice and the SEC have devoted greater resources to enforcement of the FCPA. In addition, the U.K. has also significantly expanded the reach of its anti-bribery laws. While we have developed and implemented policies and procedures designed to ensure strict compliance by us and our personnel with the FCPA and other anti-corruption laws, such policies and procedures may not be effective in all instances to prevent violations.  In addition, we may face an increased risk of such misconduct to the extent our investment in non-U.S. markets, particularly emerging markets, increases.  Any determination that we have violated the FCPA, the U.K. anti-bribery laws or other applicable anti-corruption laws, could subject us to, among other things, civil and criminal penalties or material fines, profit disgorgement, injunctions on future conduct, securities litigation and a general loss of investor confidence, any one of which could adversely affect our business prospects, financial position or the market value of our common stock.

**We have been and may continue to be subject to the actions of activist stockholders, which could cause us to incur substantial costs, divert management's attention and resources, and have an adverse effect on our business.**

We have been and may continue to be the subject of increased activity by activist stockholders. Responding to stockholder activism can be costly and time-consuming, disrupt our operations and divert the attention of management and our employees from executing our business plan. Activist campaigns can create perceived uncertainties as to our future direction, strategy or leadership and may result in the loss of potential business opportunities, harm our ability to attract new investors, tenants/operators/managers and joint venture partners, cause us to incur increased legal, advisory and other expenses and cause our stock price to experience periods of volatility or stagnation. Moreover, if individuals are elected to our board of directors with a specific agenda, even though less than a majority, our ability to effectively and timely implement our current initiatives and execute on our long-term strategy may be adversely affected.

## Risks Related to Financing

**We require capital to continue to operate and grow our business, and the failure to obtain such capital, either through the public or private markets or other third-party sources of capital, could have a material adverse effect on our business, financial condition, results of operations and ability to maintain our dividends to our stockholders.**

We require capital to fund acquisitions and originations of our target investments, to fund our operations, including overhead costs, to fund dividends to our stockholders and to repay principal and interest on our borrowings. We expect to meet our capital requirements using cash on hand and cash flow generated from our operations and investments. However, we may also have to rely on third-party sources of capital, including public and private offerings of securities and debt financings.  Third-party financing may not be available to us when needed, on favorable terms, or at all. If we are unable to obtain adequate financing to fund or grow our business, it could have a material adverse effect on our ability to acquire additional assets and make our debt service payments, and our financial condition, results of operations and the ability to fund our distributions to our stockholders would be materially adversely affected.

**Changes in the debt financing markets or higher interest rates could negatively impact the value of certain assets or investments and the ability of our funds and their portfolio companies to access the capital markets on attractive terms, which could adversely affect investment and realization opportunities, lead to lower-yielding investments and potentially decrease our net income.**

A significant contraction or weakening in the market for debt financing or other adverse change relating to the terms of debt financing, including higher interest rates and equity requirements and more restrictive covenants, could have a material adverse impact on our business and that of our investment funds and their portfolio companies. Additionally, higher interest rates may create downward pressure on the price of digital infrastructure assets, increase the cost and availability of debt financing for the transactions our funds may pursue and decrease the value of fixed-rate debt investments made by our funds. If our funds are unable to obtain committed debt financing for potential acquisitions or are only able to obtain debt financing at unfavorable interest rates or on unfavorable terms, our funds may have difficulty completing acquisitions that may have otherwise been profitable or if completed, such acquisitions could generate lower than expected profits, each of which could lead to a decrease in our net income. Further, should the equity markets experience a period of sustained declines in values as a result of concerns regarding higher interest rates, our funds may face increased difficulty in realizing value from investments.

Our funds' portfolio companies also regularly utilize the corporate debt markets in order to obtain financing for their operations. To the extent monetary policy, tax or other regulatory changes or difficult credit markets render such financing difficult to obtain, more expensive or otherwise less attractive, this may also negatively impact the financial results of those portfolio companies and, therefore, the investment returns on our funds. In addition, to the extent that market conditions and/or tax or other regulatory changes make it difficult or impossible to refinance debt that is maturing in the near term, some of our funds' portfolio companies may be unable to repay such debt at maturity and may be forced to sell assets, undergo a recapitalization or seek bankruptcy protection.

**Increases in interest rates could adversely affect the value of our investments and cause our interest expense to increase, which could result in reduced earnings or losses and negatively affect our profitability as well as the cash available for distribution to our stockholders.**

The value of our investments in certain assets may decline if long-term interest rates continue to increase or remain elevated. Declines in the value of our investments may ultimately reduce earnings or result in losses to us, which may negatively affect cash available for distribution to our stockholders. In addition, in a period of rising interest rates, our operating results will partially depend on the difference between the income from our assets and financing costs. We anticipate that, in some cases, the income from such assets will respond more slowly to interest rate fluctuations than the cost of our borrowings. Consequently, changes in interest rates, particularly short-term interest rates, may significantly influence our net interest income, which is the difference between the interest income we earn on our interest-earning investments and the interest expense we incur in financing these investments. Increases in these rates could decrease our net income and the market value of our assets.

Rising interest rates may also affect the yield on our investments or target investments and the financing cost of our debt. If rising interest rates cause us to be unable to acquire a sufficient volume of our target investments with a yield that is above our borrowing cost, our ability to satisfy our investment objectives and to generate income and pay dividends may be materially and adversely affected. Due to the foregoing, significant fluctuations in interest rates could materially and adversely affect our results of operations, financial conditions and our ability to make distributions to our stockholders.

**We may not be able to generate sufficient cash flow to meet all of our existing or potential future debt service obligations.**

Our ability to meet all of our existing or potential future debt service obligations (including those under our securitized debt instruments), to refinance our existing or potential future indebtedness, and to fund our operations, working capital, acquisitions, capital expenditures, and other important business uses, depends on our ability to generate sufficient cash flow in the future. Our future cash flow is subject to, among other factors, general economic, industry, financial, competitive, operating, legislative, and regulatory conditions, many of which are beyond our control.

We cannot assure you that our business will generate sufficient cash flow from operations or that future sources of cash will be available to us on favorable terms, or at all, in amounts sufficient to enable us to meet all of our existing or potential future debt service obligations, or to fund our other important business uses or liquidity needs. Furthermore, if we incur additional indebtedness in connection with future acquisitions or for any other purpose, our existing or potential future debt service obligations could increase significantly and our ability to meet those obligations could depend, in large part, on the returns from such acquisitions or projects, as to which no assurance can be given.

Furthermore, our obligations under the terms of our borrowings could impact us negatively. For example, such obligations could:

- limit our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes;

- restrict us from making strategic acquisitions or cause us to make non-strategic divestitures;

- restrict us from paying dividends to our stockholders;

- increase our vulnerability to general economic and industry conditions; and

- require a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our borrowings, thereby reducing our ability to use cash flow to fund our operations, capital expenditures and future business opportunities.

We may also need to refinance all or a portion of our indebtedness at or prior to the scheduled maturity. Our ability to refinance our indebtedness or obtain additional financing will depend on, among other things, (i) our business, financial condition, liquidity, results of operations, distributable earnings ("DE") prospects, and then-current market conditions; and (ii) restrictions in the agreements governing our indebtedness. As a result, we may not be able to refinance any of our indebtedness or obtain additional financing on favorable terms, or at all.

In particular, our securitization co-issuers' ability to refinance the securitization debt instruments or sell their interests in the securitization collateral will be affected by a number of factors, including the availability of credit for the collateral, the fair market value of the securitization collateral, our securitization entities' financial condition, the operating history of the securitization managed funds, tax laws and general economic conditions. The ability of our securitization entities to sell or refinance their interests in the securitization collateral at or before the anticipated repayment date of the securitization debt instruments will also be affected by the degree of our success in forming new funds as additional managed funds for the securitization collateral pool. In the event that our securitization entities are not able to refinance the securitization debt instruments prior to the anticipated repayment date for such instruments, the interest payable on such securitization debt instruments will increase, which will reduce the cash flow available to us for other purposes.

If we do not generate sufficient cash flow from operations and additional borrowings or refinancings are not available to us, we may be unable to meet all of our existing or potential future debt service obligations. As a result, we would be forced to take other actions to meet those obligations, such as selling assets, raising equity or delaying capital expenditures, any of which could have a material adverse effect on us. Furthermore, we cannot assure you that we will be able to effect any of these actions on favorable terms, or at all.

**The securitization transaction documents impose certain restrictions on our activities or the activities of our subsidiaries, and the failure to comply with such restrictions could adversely affect our business.**

The indenture and other agreements entered into by certain of our subsidiaries contain various covenants that limit our and our subsidiaries' ability to engage in specified types of transactions. For example, among other things our covenants restrict (subject to certain exceptions) the ability of certain subsidiaries to:

- incur or guarantee additional indebtedness;

- sell certain assets;

- alter the business conducted by our subsidiaries;

- create new subsidiaries or alter our current cash distribution arrangements;

- create or incur liens on certain assets; or

- consolidate, merge, sell or otherwise dispose of all or substantially all of the assets held within the securitization entities.

In addition, under the transaction documents related to our securitization transactions, a failure to comply with certain covenants could prevent our securitization entities from distributing any excess cash to us, which may limit our ability to make distributions to our stockholders.

As a result of these restrictions, we may not have adequate resources or the flexibility to continue to manage the business and provide for our growth, which could adversely affect our future growth prospects, financial condition, results of operations and liquidity.

**The securitized debt instruments issued by certain of our wholly-owned subsidiaries have restrictive terms, and any failure to comply with such terms could result in default, which could adversely affect our business.**

The securitization debt instruments are subject to a series of covenants and restrictions customary for transactions of this type, including (i) that the securitization co-issuers maintain specified reserve accounts to be used to make required payments in respect of the securitization notes, (ii) provisions relating to optional and mandatory prepayments and the related payment of specified amounts, including specified prepayment consideration in the case of the securitization term notes under certain circumstances, (iii) in the event that the securitization notes are not fully repaid by their applicable respective anticipated repayment dates, provisions relating to additional interest that will begin to accrue from and after such respective anticipated repayment dates and (iv) covenants relating to record keeping, access to information and similar matters. The securitization notes are also subject to customary amortization events, including events tied to failure to maintain stated debt service coverage ratios. The securitization notes are also subject to certain customary events of default, including events relating to non-payment of required interest, principal, or other amounts due on or with respect to the securitization notes, failure to comply with covenants within certain time frames, certain bankruptcy events, breaches of specified representations and warranties and the termination for cause of certain limited partnership agreements of investment vehicles managed by us resulting in a specified percentage decrease of annualized recurring fees.

In the event that an amortization event occurs under the indenture which would require repayment of the securitization debt instruments or in the event of failure to repay or refinance the securitized debt instruments prior to the anticipated repayment date, the funds available to us would be reduced, which would in turn reduce our ability to operate and/or grow our business. If our subsidiaries are not able to generate sufficient cash flow to service their debt obligations, they may need to refinance or restructure debt, sell assets, reduce or delay capital investments, or seek to raise additional capital. If our subsidiaries are unable to implement one or more of these alternatives, they may not be able to meet debt payment and other obligations which could have an adverse effect on our financial condition.

**Our use of leverage to finance our businesses exposes us to substantial risks.**

As of December 31, 2023, we had $300 million in borrowings outstanding under our securitized financing facility and $78.4 million aggregate principal amount of convertible and exchangeable senior notes outstanding. We may choose to finance our businesses operations through further borrowings under the securitized financing facility or by issuing additional debt. Our existing and future indebtedness exposes us to the typical risks associated with the use of leverage, including the risks related to changes in debt financing markets and higher interest rates.

**Our indebtedness may bear interest based on SOFR, but experience with SOFR based loans is limited.**

Our securitization VFN require and future indebtedness may require the applicable interest rate or payment amount be determined by reference to Secured Overnight Financing Rate ("SOFR"). The use of SOFR based rates may result in interest rates and/or payments that are higher or lower than the rates and payments that we previously experienced under USD-LIBOR. In addition, the use of SOFR based rates is relatively new, and there could be unanticipated difficulties or disruptions with the calculation and publication of SOFR based rates that could hinder our ability to establish effective hedges and result in a different economic value over time for these instruments than they otherwise would have had under USD-LIBOR. In particular, if the agent under our VFN purchase agreement determines that SOFR based rates cannot be determined, outstanding SOFR based VFN may become subject to an alternative benchmark rate.

## Risks Related to Ownership of Our Securities

**The market price of our class A common stock has been and may continue to be volatile and holders of our class A common stock could lose all or a significant portion of their investment due to drops in the market price of our class A common stock.**

The market price of our class A common stock has been and may continue to be volatile. Our stockholders may not be able to resell their common stock at or above the implied price at which they acquired such common stock due to fluctuations in the market price of our class A common stock, including changes in market price caused by factors unrelated to our operating performance or prospects. Additionally, this volatility and other factors have and may continue to induce stockholder activism, which has been increasing in publicly traded companies in recent years and to which we have and continue to be subject, and could materially disrupt our business, operations and ability to make distributions to our stockholders.

**We may issue additional equity securities, which may dilute your interest in us.**

In order to expand our business, we may consider offering class A common stock and securities that are convertible into our class A common stock and may issue additional class A common stock in connection with acquisitions or joint ventures. If we issue and sell additional shares of our class A common stock, the ownership interests of our existing stockholders will be diluted to the extent they do not participate in the offering. The number of shares of class A common stock that we may issue for cash in non-public offerings without stockholder approval is limited by the rules of the NYSE. However, we may issue and sell shares of our class A common stock in public offerings, and there generally are exceptions that allow companies to issue a limited number of equity securities in private offerings without stockholder approval, which could dilute your ownership. In July 2020, the OP issued $300 million in aggregate principal balance of 5.75% exchangeable senior notes due 2025 ("5.75% exchangeable notes"), which are exchangeable by the noteholder at any time prior to maturity into shares of our class A common stock at an exchange rate of 108.6956 shares of class A common stock per $1,000 principal amount of notes, subject to adjustment upon the occurrence of certain events. As of December 31, 2023, there were approximately $78.4 million in aggregate principal balance of the 5.75% exchangeable notes outstanding. The exchange of some or all of the remaining exchangeable notes will further dilute the ownership interests of existing stockholders, and any sales in the public market of shares of our class A common stock issuable upon such exchange of the notes could adversely affect the prevailing market price.

In addition, we have and may continue to issue OP Units in the OP to current employees or third parties without stockholder approval. Subject to any applicable vesting or lock-up restrictions and pursuant to the terms and conditions of the OP agreement, a holder of OP Units may elect to redeem such OP Units for cash or, at the Company's option, shares of our class A common stock on a one-for-one basis. As a result of such OP Unit issuances and potential future issuances, your ownership will be diluted.

**Our board of directors may modify our authorized shares of stock of any class or series and may create and issue a class or series of common stock or preferred stock without stockholder approval.**

Our Articles of Amendment and Restatement, as amended (our "Charter"), authorizes our board of directors to, without stockholder approval, classify any unissued shares of common stock or preferred stock; reclassify any previously classified, but unissued, shares of common stock or preferred stock into one or more classes or series of stock; and issue such shares of stock so classified or reclassified. Our board of directors may determine the relative rights, preferences, and privileges of any class or series of common stock or preferred stock issued. As a result, we may issue series or classes of common stock or preferred stock with preferences, dividends, powers, and rights (voting or otherwise) senior to the rights of current holders of our class A common stock. The issuance of any such classes or series of common stock or preferred stock could also have the effect of delaying or preventing a change of control transaction that might otherwise be in the best interests of our stockholders.

**An investment in our shares is not an investment in any of the funds we manage, and the assets and revenues of such funds are not directly available to us.**

Shares of class A common stock  are securities of the Company only. While our historical consolidated and combined financial information includes financial information, including assets and revenues of certain funds we manage on a consolidated basis, and our future financial information will continue to consolidate certain of these funds, such assets and revenues are available to the fund and not to us except through management fees, performance fees, distributions in respect of the Company's investment in such funds and other proceeds arising from agreements with such funds.


**Risks Related to Our Incorporation in Maryland**


**Certain provisions of Maryland law could inhibit changes in control.**

Certain provisions of the Maryland General Corporation Law ("MGCL") may have the effect of inhibiting a third party from making a proposal to acquire us or impeding a change of control that could provide our stockholders with the opportunity to realize a premium over the then-prevailing market price of our common stock, including:

- "business combination" provisions that, subject to limitations, prohibit certain business combinations between us and an "interested stockholder" (defined generally as any person who beneficially owns 10% or more of the voting power of our outstanding voting stock), or an affiliate thereof, for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter imposes special appraisal rights and supermajority voting requirements on these combinations; and

- "control share" provisions that provide that holders of "control shares" of our company (defined as voting shares which, when aggregated with all other shares owned or controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of issued and outstanding "control shares") have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by a board of directors prior to the time that the "interested stockholder" becomes an interested stockholder. Our board of directors has, by resolution, exempted any business combination between us and any person who is an existing, or becomes in the future, an "interested stockholder," provided that any such business combination is first approved by our board of directors (including a majority of the directors of our Company who are not affiliates or associates of such person). Consequently, the five-year prohibition and the supermajority vote requirements will not apply to business combinations between us and any such person. As a result, such person may be able to enter into business combinations with us that may not be in the best interest of our stockholders, without compliance with the supermajority vote requirements and the other provisions of the statute. Additionally, this resolution may be altered, revoked or repealed in whole or in part at any time and we may opt back into the business combination provisions of the MGCL. If this resolution is revoked or repealed, the statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer. In the case of the control share provisions of the MGCL, we have elected to opt out of these provisions of the MGCL pursuant to a provision in our bylaws.

**Conflicts of interest may exist or could arise in the future with the OP and its members, which may impede business decisions that could benefit our stockholders.**

Conflicts of interest may exist or could arise as a result of the relationships between us and our affiliates, on the one hand, and the OP or any member thereof, on the other. Our directors and officers have duties to our Company and our stockholders under applicable Maryland law in connection with their management of our Company. At the same time, the Company, as sole managing member of the OP, has fiduciary duties to the OP and to its members under Delaware law in connection with the management of the OP. Our duties to the OP and its members, as the sole managing member, may come into conflict with the duties of our directors and officers to our Company and our stockholders. As of the date of this report, Mr. Ganzi and Mr. Jenkins indirectly own approximately 1.6% and 1.4%, respectively, in the OP. These conflicts may be resolved in a manner that is not in the best interest of our stockholders.

## Regulatory Risks

**Extensive regulation in the United States and abroad affects our activities, increases the cost of doing business and creates the potential for significant liabilities that could adversely affect our business and results of operations.**

Our business is subject to extensive regulation, including periodic examinations by governmental agencies and self-regulatory organizations in the jurisdictions in which we operate around the world. Many of these regulators, including U.S. and foreign government agencies and self-regulatory organizations and state securities commissions in the United States, are empowered to grant, and in specific circumstances to cancel, permissions to carry on particular activities, and to conduct investigations and administrative proceedings that can result in fines, suspensions of personnel or other sanctions, including censure, the issuance of cease-and-desist orders or the suspension or expulsion of applicable licenses and memberships.

In recent years, the SEC and its staff have focused on issues relevant to global investment firms and have formed specialized units devoted to examining such firms and, in certain cases, bringing enforcement actions against the firms, their principals and their employees. Such actions and settlements involving U.S.-based private fund advisers generally have involved a number of issues, including the undisclosed allocation of the fees, costs and expenses related to unconsummated co-investment transactions (i.e., the allocation of broken deal expenses), undisclosed legal fee arrangements affording the adviser greater discounts than those afforded to funds advised by such adviser and the undisclosed acceleration of certain special fees. Recent SEC focus areas have also included, among other things, compliance with the SEC's marketing rule and custody rule, the misuse of material non-public information, material impacts on portfolio companies owned by private funds, and compliance with practices described in fund disclosures regarding the use of limited partner advisory committees, including whether advisory committee approvals were properly obtained in accordance with fund disclosures.

The SEC's oversight, inspections and examinations of global investment firms, including our firm, have continued to focus on transparency, investor disclosure practices, fees and expenses, valuation and conflicts of interest and whether firms have adequate policies and procedures to ensure compliance with federal securities laws in connection with these and other areas of focus. While we believe we have procedures in place reasonably designed to monitor and make appropriate and timely disclosures regarding the engagement and compensation of our affiliated services providers and other matters of current regulatory focus, the SEC's inspections of our firm have raised concerns about these and other areas of our operations. In September 2022, Colony Capital Investment Advisors, LLC ("CCIA"), the investment adviser to certain legacy funds and vehicles holding legacy assets, received an information request from the SEC's Division of Enforcement related principally to certain alleged deficiencies identified in an examination of CCIA relating to CCIA's compliance with its fiduciary duty, duty of care and disclosure of affiliate transactions involving certain legacy businesses and operations. We are cooperating and expect to continue to cooperate with the SEC staff in this investigation. Although we believe that CCIA acted in accordance with applicable legal requirements and always conducted its business in the best interests of its clients, we have taken a number of steps to improve our investor disclosures and compliance processes in response to the CCIA examination. In addition, almost all of the relevant CCIA-managed investment vehicles and related legal entities have been either sold or wound down, and CCIA has not sponsored a new client investment vehicle in over three years and has no plans to do so. Nevertheless, at this time, we cannot predict the outcome of the SEC investigation, which could have a material adverse effect on our business, results of operations or financial condition.

In addition, in recent years the SEC and several states have initiated investigations alleging that certain private equity firms and hedge funds, or agents acting on their behalf, have paid money to current or former government officials or their associates in exchange for improperly soliciting contracts with the state pension funds (i.e., " pay to play" practices). Such "pay to play" practices are subject to extensive federal and state regulation, and any failure on our part to comply with rules surrounding "pay to play" practices could expose us to significant penalties and reputational damage.

Further, we expect a greater level of SEC enforcement activity under the current administration, and it is possible this enforcement activity will target practices that we believe are compliant and that were not targeted by prior administrations. We regularly are subject to requests for information and informal or formal investigations by the SEC and other regulatory authorities, with which we routinely cooperate and, in the current environment, even historical practices that have been previously examined are being revisited. Even if an investigation or proceeding does not result in a sanction or the sanction imposed against us or our personnel by a regulator were small in monetary amount, the costs incurred in responding to such matters could be material and the adverse publicity relating to the investigation, proceeding or imposition of these sanctions could harm our reputation and cause us to lose existing investors or fail to gain new investors or discourage others from doing business with us.

In addition, we regularly rely on exemptions from various requirements of the Securities Act, the Exchange Act, the 1940 Act, the Commodity Exchange Act and ERISA in conducting our investment activities in the United States. Similarly, in conducting our investment activities outside the United States, we rely on available exemptions from the regulatory regimes of various foreign jurisdictions. These exemptions from regulation within the United States and abroad are sometimes highly complex and may, in certain circumstances, depend on compliance by third parties whom we do not control. If for any reason these exemptions were to become unavailable to us, we could become subject to regulatory action or third-party claims and our business could be materially and adversely affected. Moreover, the requirements imposed by our regulators are designed primarily to ensure the integrity of the financial markets and to protect investors in our funds and are not designed to protect our stockholders. Consequently, these regulations often serve to limit our activities and impose burdensome compliance requirements.

In August 2023, the SEC voted to adopt the previously proposed Private Funds Rules. See Item 1. "Business–Regulatory and Compliance Matters–Investment Advisers Act of 1940." While the full impact of the Private Funds Rules cannot yet be determined, it is generally anticipated that these rules will have a significant effect on private fund advisers and their operations, including by increasing regulatory and compliance costs and burdens and heightening the risk of regulatory inquiries and actions (including public regulatory sanctions) and limiting the sponsor's ability or willingness to negotiate certain types of individualized terms with investors in a fund or similar pools of assets that invest alongside a fund, which may cause certain investors to not invest who otherwise might have.

In May 2022, the SEC proposed amendments to rules and reporting forms to promote consistent, comparable, and reliable information for investors concerning investment advisers' incorporation of ESG factors (the "ESG Proposed Rule"). The ESG Proposed Rule seeks to categorize certain types of ESG strategies broadly and require advisers to both provide census type data in Form ADV Part 1A and provide more specific disclosures in adviser brochures based on the ESG strategies they pursue. The SEC has also recently proposed, and can be expected to propose, additional new rules and rule amendments under the Investment Advisers Act including in respect of additional Form PF reporting obligations (in addition to those recently adopted), predictive data analytics, custody requirements, cybersecurity risk governance, the outsourcing of certain functions to service providers and changes to Regulation S-P (together, the "Other Proposed Rules").

The Private Funds Rules, the ESG Proposed Rule and Other Proposed Rules, to the extent adopted, are expected to result in material alterations to how we operate our business and to significantly increase compliance burdens and associated costs and complexity and to possibly restrict our ability to receive certain expense reimbursements or allocate certain expenses in certain circumstances. This regulatory complexity, in turn, may increase the need for broader insurance coverage and increase such costs and expenses. Certain of the proposed rules may also increase the cost of entering into and maintaining relationships with service providers to the Company and its managed funds. In addition, these amendments could expose us to additional regulatory scrutiny, litigation, censure and penalties for noncompliance or perceived noncompliance, which in turn would be expected to adversely affect our reputation and business.

In addition to the U.S. legislation described above, other jurisdictions, including many European jurisdictions, have proposed modernizing financial regulations that have called for, among other things, increased regulation of and disclosure with respect to, and possibly registration of, hedge funds and private investment funds such as through the AIFM Directive discussed below. Regulatory agencies in the United States, Europe, Asia or elsewhere may adopt burdensome laws (including tax laws) or regulations, or changes in law or regulation, or in the interpretation or enforcement thereof, which are specifically targeted at the private investment fund industry, or other changes that could adversely affect private investment firms and the funds they sponsor.

The European Union Alternative Investment Fund Managers Directive was transposed into national law within the member states of the European Economic Area ("EEA") pursuant to national laws and regulations implemented in the member states of the EEA (the "EEA AIFMD"), and in the UK primarily pursuant to the Alternative Investment Fund Managers Regulations 2013 (including by the Alternative Investment Fund Managers (Amendment etc.) (EU Exit) Regulations 2019) and the Financial Conduct Authority ("FCA") Handbook of Rules and Guidance, each as amended (the "UK AIFMD", and together with the EEA AIFMD, the "AIFM Directive", as applicable). The interpretation and application of the AIFM Directive is subject to change as a result of, e.g., the issuance of binding guidelines by the European Securities and Markets Authority or further EU legislation amending the AIFM Directive. The scope and requirements of the AIFM Directive remain uncertain and may change as a result of the issuance of any further national and/or ESMA guidance with respect to the AIFM Directive, the enactment of further secondary legislation and/or the introduction of further national implementing legislation in relevant EEA member states.

It is difficult to determine the full extent of the impact on us of any new laws, regulations or initiatives that may be proposed or whether any of the proposals will become law. Any changes in the regulatory framework applicable to our business, including the changes as a result of, among others, the Dodd-Frank Wall Street Reform and Consumer Protection Act, may impose additional costs on us, require the attention of our senior management or result in limitations on the manner in which we conduct our business. It is expected that the current administration will continue to increase the number of financial regulations and regulators. Furthermore, we may become subject to additional regulatory and compliance burdens as we expand our product offerings and investment platform, including raising additional funds. Moreover, as calls for additional regulation have increased as a result of heightened regulatory focus in the financial industry, there may be a related increase in regulatory investigations of the trading and other investment activities of alternative asset management funds, including our managed companies. Compliance with any new laws or regulations could make compliance more difficult and expensive, affect the manner in which we conduct our business and adversely affect our profitability.

**Failure to satisfy the 40% limitation or to qualify for an exception or exemption from registration under the 1940 Act under Rule 3a-1 or otherwise could require us to register as an investment company or substantially change the way we conduct our business, either of which may have an adverse effect on us and the market price for shares of our class A common stock.**

We intend to conduct our operations so that we and our subsidiaries are not required to register as investment companies under the 1940 Act. Compliance with the 40% limitation on holding investment securities under the 1940 Act and maintenance of applicable exceptions or exemptions, including Rule 3a-1 which provides an exemption for a company primarily engaged in a non-investment company business based on the nature of its assets and the sources of income, impose certain requirements on how we structure our balance sheet investments and manage our sponsored funds. Continuing satisfaction of the 40% limitation or qualification for Rule 3a-1 or another exception or exemption from registration under the 1940 Act will limit our ability to make certain investments or change the relevant mix of our investments.

If we fail to satisfy the 40% limitation or to maintain any applicable exception or exemption from registration as an investment company under the 1940 Act, either because of changes in SEC guidance or otherwise, we could be required to, among other things: (i) substantially change the manner in which we conduct our operations and the assets that we own to avoid being required to register as an investment company under the 1940 Act; or (ii) register as an investment company. Either of (i) or (ii) could have an adverse effect on us and the market price for shares of our class A common stock. If we are required to register as an investment company under the 1940 Act, we would become subject to substantial regulation with respect to our capital structure (including our ability to use leverage), management, operations, transactions with affiliated persons (as defined in the 1940 Act), portfolio composition, including restrictions with respect to diversification and industry concentration, and other matters.

**Privacy and data protection regulations are complex and rapidly evolving areas. Any failure or alleged failure to comply with these laws could harm our business, reputation, financial condition, and operating results.**

Various federal, state, and foreign laws and regulations as well as industry standards and contractual obligations govern the collection, use, retention, protection, disclosure, cross-border transfer, localization, sharing, and security of the data we receive from and about our customers, employees, and other individuals. The regulatory environment for the collection and use of personal information for companies, including for those that own and manage data centers and other communications technologies, is evolving in the United States and internationally. The U.S. federal government, U.S. states, and foreign governments have enacted (or are considering) laws and regulations that may restrict our ability to collect, use, and disclose personal information and may increase or change our obligations with respect to storing or managing our own data, including our employees' personal information, as well as our clients' data, which may include individuals' personal information. For example, the EU GDPR imposes detailed requirements related to the collection, storage, and use of personal information related to people located in the EU (or which is processed in the context of EU operations) and places data protection obligations and restrictions on organizations, and may require us to make further changes to our policies and procedures in the future beyond what we have already done. In addition, in the wake of the United Kingdom's withdrawal from the EU, the United Kingdom has adopted a framework similar to the GDPR. The EU has confirmed that the UK data protection framework as being "adequate" to receive EU personal data. We are monitoring recent developments regarding amendments to the UK data protection framework and the impact this may have on our business.

Privacy and consumer rights groups and government bodies (including the U.S. Federal Trade Commission ("FTC")), state attorneys general, the European Commission, and data protection authorities in Europe, the UK, Singapore, and other jurisdictions, are increasingly scrutinizing privacy, and we expect such scrutiny to continue to increase. This could result in loss of competitive position, regulatory actions or increased regulatory scrutiny, litigation, breach of contract, reputational harm, damage to our stakeholder relationships, or legal liability. We cannot predict how future laws, regulations and standards, or future interpretations of current laws, regulations and standards, related to privacy and data protection will affect our business, and we cannot predict the cost of compliance.

## Risks Related to Taxation

### Our obligations to pay income taxes increased as a result of no longer qualifying for REIT status, effective January 1, 2022.

We became a taxable C Corporation effective for the taxable year ended December 31, 2022. As a REIT, we generally were permitted to deduct any dividends paid on our stock from our REIT taxable income. We reinstated the dividend on our common stock in September of 2022 and we also currently pay dividends on our approximately $821.9 million of outstanding preferred stock. As a result of no longer qualifying for REIT status, we are no longer allowed a deduction for dividends paid to our stockholders (including the preferred dividends we currently pay) in computing our taxable income and are subject to U.S. federal and state income tax on our taxable income at corporate tax rates. This could impair our ability to satisfy our financial obligations and negatively impact the price of our securities. This treatment could also reduce our net earnings available for investment or distribution to our stockholders because of the additional tax liability to us. Further, federal and state income tax rates could increase in the future, exacerbating these risks. We are also disqualified from electing REIT status under the Internal Revenue Code of 1986, as amended, or the Code, through December 31, 2026.

### We may fail to realize the anticipated benefits of becoming a taxable C Corporation or those benefits may take longer to realize than expected.

We believe that no longer qualifying for REIT status and becoming a taxable C Corporation has, among other things, provided us with greater flexibility to use our free cash flows as we are no longer required to operate under the REIT rules, including the requirement to distribute at least 90% of our taxable income to our stockholders. However, the amount of our free cash flows may not meet our expectations, which may reduce, or eliminate, the anticipated benefits of the transition from a REIT to a taxable C Corporation. For example, if our cash flows do not meet our expectations, we may be unable to reduce our net recourse debt and deleverage our debt as quickly as we desire. Moreover, there can be no assurance that the anticipated benefits of the transition from a REIT to a taxable C Corporation will offset its costs, which could be greater than we expect. Our failure to achieve the anticipated benefits of the transition from a REIT to a taxable C Corporation at all, or in a timely manner, or a failure of any benefits realized to offset its costs, could negatively affect our business, financial condition, results of operations or the market price of our common stock.

### Our ability to use capital loss and NOL carryforwards to reduce future tax payments may be limited.

We have capital loss and NOL carryforwards that we may be able to use to reduce the income taxes that we owe following the termination of our REIT election beginning with our taxable year ended December 31, 2022. However, we must have taxable income or gains in future periods to benefit from these capital loss and NOL carryforwards, and there is a risk that we may not be profitable in future periods.

In addition, our ability to utilize capital loss and NOL carryforwards may be limited by various tax rules, including Sections 382 and 383 of the Code which generally apply if we undergo an "ownership change." Our use of capital losses or NOLs arising after the date of an ownership change generally would not be affected by the limitations under Sections 382 and 383 (unless there were another ownership change after those new losses arose). In general, an "ownership change" occurs if there is a greater than 50 percentage point change (by value) in a corporation's equity ownership by certain stockholders over a rolling three-year period. Similar provisions of state tax law may also apply to limit our use of existing state tax attributes such as NOLs. While we do not believe that we have experienced ownership changes in the past that would materially limit our ability to utilize our capital loss and NOL carryforwards, the rules under Sections 382 and 383 are complex and there is no assurance our view is correct or that an ownership change will not occur in the future. Also, to the extent not prohibited by our Charter we may decide in the future that it is necessary or in our interest to take certain actions, including issuing additional shares of our stock, that could result in an ownership change. In the event that we experience one or more ownership changes in the future, our ability to use our pre-change capital loss and NOL carryforwards and other tax attributes to offset our taxable income will be subject to limitations. As a result, we may be unable to use a material portion of the capital loss and NOL carryforwards and other tax attributes, which could adversely affect our future cash flows. In addition, we may be discouraged from issuing additional common stock to raise capital or to acquire businesses or assets because such issuance may result in an ownership change that would cause the limitations imposed by Section 382 and 383 to apply to our capital loss and NOL carryforwards.

**We may incur adverse tax consequences if we failed to qualify as a REIT for U.S. federal income tax purposes for the period during which we elected to be taxed as a REIT.**

We elected to be taxed as a REIT under the U.S. federal income tax laws commencing with our taxable year ended December 31, 2017 and ending with our taxable year ended December 31, 2021. Our qualification as a REIT for such period depends on our having satisfied, and in some cases other REITs we have merged with having satisfied, certain gross asset, gross income, organizational, distribution, stockholder ownership and other requirements. If the IRS challenged our characterization, valuation, and treatment of investments (including our direct or indirect interests in subsidiary REITs, each of which must satisfy the same requirements for REIT qualification) for purposes of the REIT asset and income tests for any open tax year, and if such a challenge were sustained, we could fail to qualify as a REIT for such tax year, unless we could avail ourselves of relief provisions for the applicable tax period.

If we failed to qualify as a REIT in any taxable year for which our REIT election was effective, we would be subject to U.S. federal corporate income tax on our taxable income for such year at the regular corporate rate, and dividends paid to our stockholders would not be deductible by us in computing our taxable income for such year. Additionally, if any subsidiary REIT in which we own an interest fails to qualify as a REIT in any taxable year for which its REIT election is or was effective, it (i) would be subject to regular U.S. federal corporate income tax and (ii) would cease to be a qualifying asset for the REIT asset tests, which could have an adverse effect on our REIT qualification for any open tax year in which our REIT election was effective. Any resulting corporate tax liability could be substantial and would reduce the amount of cash available for distribution to our stockholders, which in turn could have an adverse impact on the value of our class A common stock.

**We could be subject to increased taxes if the tax authorities in various international jurisdictions were to modify tax rules and regulations on which we have relied in structuring our international investments.**

We currently receive favorable tax treatment in various international jurisdictions through tax rules, regulations, tax authority rulings, and international tax treaties. Should changes occur to these rules, regulations, rulings or treaties, we may no longer receive such benefits, and consequently, the amount of taxes we pay with respect to our international investments may increase.

**There is a risk of changes in the tax law applicable to an investment in us.**

The IRS, the United States Treasury Department, and Congress frequently review U.S. federal income tax legislation, regulations, and other guidance. We cannot predict whether, when, or to what extent new U.S. federal tax laws, regulations, interpretations, or rulings will be adopted. Any legislative action may prospectively or retroactively modify our tax treatment and, therefore, may adversely affect our taxation or the taxation of our stockholders. We urge you to consult with your tax advisor with respect to the status of legislative, regulatory, or administrative developments and proposals and their potential effect on an investment in our stock.

**Item 1B. Unresolved Staff Comments.**

None.

**Item 1C.  Cybersecurity.**

As an asset manager, our business is highly dependent on information technology networks and systems.  In addition, we believe that our position as an investment manager in the digital infrastructure space makes the security of these systems even more important to our Company and various stakeholders. See "*Risk Factors—Risks Related to our Organizational Structure and Business Operations*". The occurrence of a cybersecurity incident or a failure to implement effective information and cybersecurity policies, procedures and capabilities has the potential to disrupt our operations, cause material harm to our financial condition, result in misappropriation of assets, compromise confidential information and/or damage our business relationships.  Accordingly, we have invested significant time and resources into maintaining effective cybersecurity defenses and response plans.  We have not experienced any material cybersecurity incidents to date.

*Cybersecurity Risk Management and Strategy*

DigitalBridge's risk management program is headed by its Chief Information Officer, the Vice President of Cybersecurity and the Company's Cybersecurity Architect. They possess a diverse portfolio of highly regarded cybersecurity certifications, including certifications with a focus on risk management, and they leverage their extensive cybersecurity experience to effectively manage risk.  The Company's information technology ("IT") team is led by the Company's Chief Information Officer, and employs dedicated security staff who hold well-established cybersecurity certifications.  The Company's IT team meets on a recurring basis, and at least quarterly, with the senior members of DigitalBridge Information Technology, Compliance, and Internal Audit departments to assess cybersecurity risks. Additionally, our employees and certain consultants are required to complete cybersecurity training on an annual basis to reinforce awareness of cybersecurity threats and risks to the organization.

In addition to internal resources, the Company engages third parties to help test and evaluate the effectiveness and resiliency of the Company's information technology environment, provide recommendations to strengthen the program, and update us on leading cybersecurity protections and practices. The Company also works with a global strategic risk advisory firm on risks related to DigitalBridge portfolio companies.

DigitalBridge assesses cybersecurity risk through a process based on the cybersecurity framework established by the U.S. National Institute of Standards and Technology (NIST).  Each year, the Company's IT team conducts a series of sessions to discuss and evaluate risk and ranks the potential severity and likelihood of each identified risk, as well as the current and planned controls to mitigate such risks informed by the NIST Risk Management Framework. Based on this analysis, a risk matrix is created, and project plans are developed to prioritize and allocate resources effectively, which are then discussed with key members of management, including the Company's Chief Executive Officer, and are approved by the Company's Data Protection Team ("DPT"), which consists of the Company's Chief Information Officer, Chief Financial Officer, Chief Operating Officer, Chief Compliance Officer, Head of Internal Audit and Chief Legal Officer.

Among the risks we assess is the risk of a cybersecurity incident at a third-party service provider.  To evaluate and manage this risk, the DigitalBridge cybersecurity team conducts due diligence in connection with onboarding new vendors and performs annual due diligence with our key third-party vendors. Our due diligence process includes inquiries regarding risk management, human resources security, physical and environmental security, compliance, business continuity and contractual obligations. We also seek to collect cybersecurity audit reports and other supporting documentation for review. In addition, we have processes in place to evaluate the potential impact to our information technology networks and systems when we learn of a significant cybersecurity event, including contacting our key vendors to ask if they were impacted and if any Company data was compromised.

In addition to the foregoing, the Company's Internal Audit team assesses the design, effectiveness and tests cyber controls, and annually as part of its SOX testing, performs a review of cybersecurity audit reports for the in-scope application vendors.

*Board Oversight*

The Company's board of directors ("Board") is responsible for overseeing and monitoring our risk management processes, including as to cybersecurity-related risks. The Board is assisted in its oversight responsibilities by the standing Board committees, and the audit committee of the Board ("Audit Committee") is responsible for overseeing our cybersecurity risks. Our Chief Information Officer provides cybersecurity updates and reviews the Company's cybersecurity risks and protection measures with either the Audit Committee or the full Board on at least a semi-annual basis. Topics covered in such meetings have included (i) results of quarterly phishing simulation tests, (ii) results from cybersecurity audits and penetration testing, (iii) review and enhancements to policies (including the Incident Response and Business Continuity policies) and (iv) recent, high profile cybersecurity incidents. The Board and Audit Committee also engage in regular discussions regarding cybersecurity risk management with the Company's senior management and independent and internal auditors.

*Cybersecurity Incident Response Plan*

The DPT plays a critical role in the Incident Response Plan ("IRP") adopted by the Company. The IRP sets forth the processes for containment, review, escalation, recovery from and remediation of any cybersecurity incidents identified by the Company. Under the IRP, any incident that is identified is promptly reviewed by the Incident Response Team ("IRT"), which is a committee of IT members, including the Company's Chief Information Officer. Any incident that the IRT determines may be material to the Company is then escalated to the DPT, which is responsible for overseeing the investigation of and response to such incidents, including ensuring that the Company's senior leadership and Audit Committee are informed and that any notification and regulatory filings are made in a timely manner.

## Item 2.  Properties.

Our corporate headquarters is located in Boca Raton, Florida, where we lease approximately 31,500 square feet of office space. We also lease office space for the remaining ten corporate locations in seven countries across the U.S., Europe and Asia. We believe that our offices are suitable and adequate for conducting our business.

## Item 3.  Legal Proceedings.

The information set forth under "Litigation" in Note 18 to the consolidated financial statements in Item 15 of this Annual Report is incorporated herein by reference.

## Item 4.  Mine Safety Disclosures.

Not applicable.

## PART II—OTHER INFORMATION

### Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

#### Market Information

Our class A common stock is traded on the NYSE under the symbol "DBRG."

Our class B common stock is not publicly traded, and is described in Note 8 to the consolidated financial statements in Item 15 of this Annual Report.

#### Holders of Common Equity

On February 20, 2024, there were 2,125 holders of our class A common stock and one holder of our class B common stock (which, in each case, does not reflect the beneficial ownership of shares held in nominee name).

#### Dividends

Holders of our common stock are entitled to receive distributions only if and when our board of directors authorizes and declares distributions. Our board of directors has not established any minimum distribution level. No distributions can be paid on our common stock unless we have paid all cumulative dividends on our outstanding preferred stock.

We reinstated quarterly common stock dividends in the third quarter of 2022, having previously suspended common stock dividends for the second quarter of 2020 through the second quarter of 2022.

#### Recent Sales of Unregistered Securities; Use of Proceeds from Registered Securities

None.

#### Purchases of Equity Securities by Issuer and Affiliated Purchasers

None. The Company did not have an authorized stock repurchase program as of December 31, 2023.

**Stock Performance Graph**

The following graph compares the cumulative total return on our class A common stock with the cumulative total returns on the Standard & Poor's 500 Composite Stock Price Index ("S&P 500"), and Dow Jones U.S. Asset Managers Index ("DJUSAG") from December 31, 2018 to December 31, 2023.

The graph assumes an investment of $100 in our common stock and each of the indices on December 31, 2018 and the reinvestment of all dividends. The cumulative total return on our class A common stock as presented is not necessarily indicative of future performance.



**Item 6. [Reserved]**

**Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.**

The following discussion should be read in conjunction with our consolidated financial statements and accompanying notes thereto, which are included in Item 15. "Exhibits and Financial Statement Schedules" of this Annual Report.

**Significant Developments**

The following summarizes significant developments that affected our business and results of operations in 2023 through the date of this filing.

*Financing*

- We repaid $200 million of 5.00% senior notes upon maturity in April 2023 using cash on hand, reducing our leverage and outstanding corporate debt to $378 million, with savings of $10 million in annual financing costs.

*Investment Management*

- In 2023 and through February 19, 2024, we have raised approximately $7.7 billion ($6.9 billion in 2023) of capital, primarily $3.2 billion ($2.7 billion in 2023) for DigitalBridge Partners III, LP ("DBP III"), the third series in our flagship value-add strategy, and syndications through various co-investment vehicles.

- In February 2023, we completed our previously announced acquisition of InfraBridge for $314 million cash consideration (net of cash assumed), subject to customary post-closing working capital adjustments, plus potential contingent payments based upon future fundraising for InfraBridge's third and fourth flagship funds under the InfraBridge GIF series of funds. The acquisition comprises InfraBridge's investment management platform and fund sponsor investments.

The acquisition further scales our investment management business. InfraBridge's global infrastructure equity platform is a strategic fit alongside our value-add equity franchise, enhancing our capabilities in the mid-market segment. The acquisition added $5.1 billion in fee earning equity under management ("FEEUM"), comprising primarily GIF II and GIF I investment funds.

### DataBank and Vantage SDC

*Discontinuance of Operating segment*

• On December 31, 2023, following the deconsolidation of both DataBank and Vantage SDC (as discussed in Note 9 to the consolidated financial statements), the Operating segment was discontinued and its activities thereof qualified as discontinued operations. The presentation of the operating results of DataBank and Vantage SDC as income (loss) from discontinued operations on the consolidated statement of operations, and on the consolidated balance sheets, as assets and liabilities of discontinued operations, was applied retrospectively to all periods presented.

The deconsolidation in 2023 deleveraged the Company's balance sheet by removing $8.55 billion of assets, $5.94 billion of liabilities and $2.06 billion of noncontrolling interests in investment entities. Subsequent to deconsolidation, the Company's consolidated financial statements include only its equity investment in DataBank (9.5% at December 31, 2023) and its consolidated funds' investment in Vantage SDC (aggregated to 38.3% interest in Vantage SDC, of which the Company's share is 12.8% at December 31, 2023), carried at fair value, along with noncontrolling interests representing the limited partners of the consolidated funds, and changes in fair value of these investments. The Company's investments in DataBank and Vantage SDC are presented in Corporate and Other, consistent with the treatment and presentation of the Company's other consolidated funds and of its interest as general partner affiliate in other sponsored investment vehicles.

*Recapitalization of DataBank*

• In September 2023, the recapitalization of DataBank, which commenced in August 2022, was completed and resulted in its deconsolidation. A total of $2.2 billion of equity in DataBank was sold to new investors. The recapitalization implied a pre-transaction net equity value of our ownership in DataBank of $905 million, reflecting a 2.0x multiple of invested capital since our initial investment in DataBank in December 2019. The incremental third party capital raised through the recapitalization also translated into additional investment management fee revenue.

The Company received its share of net proceeds from the sale totaling $475 million ($425 million in 2022 and $49 million in 2023), including its share of carried interest, net of allocation to employees and former employees, totaling $48 million ($20 million in 2022 and $28 million in 2023).

In connection with the deconsolidation, the Company realized a $3.7 million gain from the sale of its equity interest in the final closing of the recapitalization in September 2023, and remeasured its remaining equity interest in DataBank at a fair value of $434 million which resulted in an unrealized gain of $275 million, presented within Corporate and Other.

### Other

• Our investment in BrightSpire Capital, Inc. (NYSE: BRSP), which was our largest remaining non-digital investment, was fully disposed in March 2023 for approximately $202 million in net proceeds.

• A non-cash charge of $133 million in fair value write-down was recorded in March 2023 on an unsecured promissory note from the 2022 sale of our Wellness Infrastructure business. This resulted from foreclosure of certain assets within the Wellness Infrastructure portfolio by its mezzanine lender.

## Fund Performance Metrics

Certain performance metrics for our key investment funds from inception through December 31, 2023 are presented in the table below. Excluded are funds with less than one year of performance history as of December 31, 2023, funds and separately managed accounts in the liquid strategy, co-investment vehicles and separately capitalized portfolio companies. The historical performance of our funds is not indicative of their future performance nor indicative of the performance of our other existing funds or of any of our future funds. An investment in DBRG is not an investment in any of our funds and these fund performance metrics are not indicative of the performance of DBRG.

| ($ in millions) Fund [1] | Inception Date [2] | Total Commitments | Invested Capital [3] | Available Capital [4] | Investment Value | | | MOIC [7] [9] | | IRR [8] [9] | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | Unrealized | Realized [5] | Total [6] | Gross | Net | Gross | Net |
| Value-Add | | | | | | | | | | | |
| DBP I | Mar-2018 | $4,059 | $4,668 | $228 | $6,126 | $1,140 | $7,266 | 1.6x | 1.4x | 16.8% | 12.3% |
| DBP II | Nov-2020 | 8,286 | 7,544 | 974 | 8,505 | 686 | 9,191 | 1.2x | 1.1x | 12.1% | 9.1% |
| Core | | | | | | | | | | | |
| SAF | Nov-2022 | 1,110 | 867 | 476 | 878 | 12 | 890 | 1.0x | 1.0x | 3.7% | 0.7% |
| InfraBridge | | | | | | | | | | | |
| GIF I | Mar-2015 | 1,411 | 1,488 | 406 | 1,279 | 1,070 | 2,349 | 1.6x | 1.4x | 10.0% | 7.4% |
| GIF II | Jan-2018 | 3,382 | 3,117 | 26 | 2,771 | 95 | 2,866 | 0.9x | 0.8x | <0% | <0% |
| Credit | | | | | | | | | | | |
| Credit I | Dec-2022 | 697 | 368 | 426 | 324 | 77 | 401 | 1.1x | 1.1x | 16.8% | 10.1% |

---

[1] Performance metrics are presented in aggregate for main fund vehicle, its parallel vehicles and alternative investment vehicles.

[2] Inception date represents first close date of the fund, except for Credit I which is the first capital call date. InfraBridge funds were acquired in Feb-2023.

[3] Invested capital represents the original cost and subsequent fundings to investments. Invested capital includes financing costs and investment related expenses which are capitalized. With respect to InfraBridge funds, such costs are expensed during the period and excluded from their determination of invested capital.

[4] Available capital represents unfunded commitments, including recallable capital.

[5] Realized value represents proceeds from dispositions that have closed and all earnings from both realized and unrealized investments, including interest, dividend and ticking fees.

[6] Total value is the sum of unrealized fair value and realized value of investments.

[7] Total investment gross multiple of invested capital (MOIC) is calculated as total value of investments, that is realized proceeds and unrealized fair value, divided by invested capital, without giving effect to allocation of management fee expense, other fund expenses and general partner carried interest (both distributed and unrealized).

Total investment net MOIC is calculated as total value of investments, that is realized proceeds and unrealized fair value, divided by invested capital, after giving effect to allocation of management fee expense, other fund expenses and general partner carried interest (both distributed and unrealized).

MOIC calculations exclude capital not subject to fees and/or carried interest, including general partner and general partner affiliate capital. MOICs are calculated at the fund level and do not reflect MOICs at the individual investor level.

[8] Internal rate of return (IRR) calculations generally follow the mechanics set forth in the applicable fund limited partnership agreement (LPA).

Gross IRR represents annualized time-weighted return on invested capital based upon total value of investments, that is realized proceeds and unrealized fair value, without giving effect to allocation of management fee expense, other fund expenses and general partner carried interest (both distributed and unrealized). Gross IRR is calculated from the date of investment fundings (inclusive of the effect of third-party credit financing) to the date of investment distributions. For unrealized investments, assumes a liquidating distribution equal to the investment fair value, net of third party credit financing. Gross IRR is calculated at the fund level and does not reflect gross IRR at the individual investor level due to timing of investor level inflows and outflows, among other factors.

Net IRR is gross IRR after giving effect to allocation of management fee expense, other fund expenses and general partner carried interest (both distributed and unrealized). Net IRR is calculated at the individual investor level based upon timing and amount of fee-paying third party investor level inflows and outflows, and excludes syndicated proceeds and capital not subject to fees and/or carried interest, including general partner and general partner affiliate capital.

[9] If an LPA provides that a fund investment that is later syndicated to one or more third-party investors shall be treated as if the syndicated portion of such investment never occurred, the Net IRR and MOICs set forth herein will typically reflect such treatment of the syndicated portion of such investment as this is more consistent with the calculation of the preferred return which determines our ability to earn carried interest. Our funds generally permit us to recycle certain capital distributed to limited partners during certain time periods. The inclusion of recycled capital generally causes invested and realized amounts to be higher and IRRs and MOICs to be lower than had recycled capital not been included. In addition, for funds that utilize third-party credit financing in advance of receiving capital contributions from investors, reported IRRs may be higher or lower than if such financing had not been utilized.

**Results of Operations**

Refer to Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our 2022 Annual Report on Form 10-K, which is incorporated by reference herein, for comparative discussion of our consolidated results of operations for the prior year periods of 2022 and 2021.

The Company determined that the following qualified as discontinued operations in 2023: its investment in BRSP prior to disposition in March 2023; and its interests in two consolidated digital infrastructure portfolio companies, previously reported in the Company's former Operating segment, prior to a full deconsolidation and discontinuance of the Operating segment on December 31, 2023. For all prior periods presented: (i) on the December 31, 2022 consolidated balance sheets, the equity method investment in BRSP (2022: $218.0 million previously included in equity and debt investments) and the assets of the portfolio companies previously consolidated in the former Operating segment totaling $8.1 billion have been reclassified to assets of discontinued operations, while the liabilities of the portfolio companies previously consolidated in the former Operating segment totaling $5.3 billion have been reclassified to liabilities of discontinued operations; and (ii) on the 2022 and 2021 consolidated statements of operations, the loss from BRSP of $37.3 million in 2022 and earnings of $41.2 million in 2021, previously included in equity method earnings (losses), and the net loss of the portfolio companies previously consolidated in the former Operating segment totaling $324.2 million and $223.5 million, respectively, have been reclassified to income (loss) from discontinued operations. In 2023, the Company also determined that principal investment income from its equity interest as general partner and general partner affiliate in its sponsored investment vehicles, and its entitlement to carried interest allocation, represent a core component of returns in its investment management business. Accordingly, beginning in 2023, principal investment income and carried interest allocation are now presented within total revenues on the consolidated statements of operations, previously presented as equity method earnings (losses) and equity method earnings—carried interest, respectively, both of which are no longer applicable as separate financial statement line items following the changes discussed herein. Prior periods have been reclassified to conform to current presentation.

The discussion of our consolidated results of operations for the prior year periods of 2022 and 2021 in our 2022 Form 10-K should be read in conjunction with Item 15. "Exhibits and Financial Statement Schedules" in this Annual Report, specifically the consolidated statement of operations, Note 2 Summary of Significant Accounting Policies— Discontinued Operations, Note 4 Investments and Note 18 Segment Reporting.

A comparative discussion of our consolidated results of operations for 2023 and 2022 is presented below.

The following table summarizes the results from continuing operations of our Investment Management segment and the remaining results denoted as "Corporate and Other" which reconciles to our consolidated results from continuing operations.

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| (In thousands) | | 2023 | | 2022 | | Change |
| **Total revenues** | | | | | | |
| Investment Management segment | $ | 645,884 | $ | 564,508 | $ | 81,376 |
| Corporate and Other | | 175,499 | | 130,263 | | 45,236 |
| | $ | 821,383 | $ | 694,771 | | 126,612 |
| **Income (Loss) from continuing operations** | | | | | | |
| Investment Management segment | $ | 205,362 | $ | 186,084 | $ | 19,278 |
| Corporate and Other | | 160,261 | | (245,897) | | 406,158 |
| | $ | 365,623 | $ | (59,813) | | 425,436 |
| **Income (Loss) from continuing operations attributable to DigitalBridge Group, Inc.** | | | | | | |
| Investment Management segment | $ | 110,483 | $ | 69,884 | $ | 40,599 |
| Corporate and Other | | 130,796 | | (152,454) | | 283,250 |
| | $ | 241,279 | $ | (82,570) | | 323,849 |

*Revenues*

Total revenues increased $126.6 million or 18%.

- *Investment Management*—Revenues were $81.4 million or 14% higher at $645.9 million, attributed to fee revenue and gross carried interest (before management allocation).

  (a) Fee revenue contributed a $91.1 million increase to $267.2 million.

  The increase in fee revenue is attributed to additional capital raised throughout 2022 and 2023 and InfraBridge funds acquired in February 2023.

(b) This was partially offset by gross carried interest (before management allocation) which decreased $15.3 million to $363.1 million in 2023 from $378.3 million in 2022 (of which distributions were $28.4 million in 2023 and $152.5 million in 2022).

The higher carried interest in 2022 was driven by distributions, which arose from the first liquidation of investment by DBP I and the DataBank recapitalization. Otherwise, unrealized carried interest was higher in 2023, attributed largely to DataBank, DBP II and co-investment vehicles, partially offset by DBP I.

- *Corporate and Other*—Revenues represent largely our share of earnings, primarily fair value changes, from our general partner affiliate investments, particularly from the DBP funds, and in 2023, InfraBridge funds and DataBank. 2022 also included income from warehoused investments. Revenues were higher in 2023 due to fair value increases in fund investments, driven by DataBank in the fourth quarter of 2023, partially offset by the sale of warehoused investments to our sponsored funds and to a third party sponsored CLO in the second half of 2022.

### Income (Loss) from continuing operations attributable to DigitalBridge Group, Inc.

Income from continuing operations attributable to DBRG was $241.3 million in 2023, compared to a loss of $82.6 million in 2022.

- *Investment Management*—In 2023, income from continuing operations attributable to DBRG increased $40.6 million to $110.5 million.

The increase in 2023 was driven by higher net carried interest of $30.5 million, representing the amount attributable to OP. 2023 net income was driven largely by unrealized carried interest from DataBank. In comparison, 2022 net income included higher unrealized carried interest from DBP I, which has a larger allocation to management, resulting in lower OP share.

Supplemental performance measures of the Investment Management segment are presented under "—*Non-GAAP Measures*."

- *Corporate and Other*—Income from continuing operations attributable to DBRG of $130.8 million in 2023 reflected a $278.7 million gain recognized in connection with the recapitalization and deconsolidation of DataBank in September 2023, of which $3.7 million was realized and $275 million unrealized (Note 9 to the consolidated financial statements). This was partially offset by a $133 million write-down of an unsecured promissory note related to the sale of our Wellness Infrastructure business in February 2022 (Note 10 to the consolidated financial statements).

In comparison, loss from continuing operations attributable to DBRG of $152.5 million in 2022 included a $133 million debt extinguishment loss in connection with an early exchange of our 5.75% exchangeable notes (Note 7 to the consolidated financial statements).

The amounts quoted herein are prior to allocating approximately 7% of net income (loss) to OP noncontrolling interest to arrive at amounts attributable to DBRG.

A more detailed discussion of key components of revenue and income (loss) from continuing operations follows.

| (In thousands) | Year Ended December 31, 2023 | | 2022 | | Change | |
|---|---|---|---|---|---|---|
| **Revenues** | | | | | | |
| Fee revenue | $ | 264,117 | $ | 172,673 | $ | 91,444 |
| Carried interest allocation | | 363,075 | | 378,342 | | (15,267) |
| Principal investment income | | 145,448 | | 56,731 | | 88,717 |
| Other income | | 48,743 | | 87,025 | | (38,282) |
| Total revenues | | 821,383 | | 694,771 | | 126,612 |
| **Expenses** | | | | | | |
| Interest expense | | 24,540 | | 42,926 | | (18,386) |
| Investment-related expense | | 3,155 | | 23,219 | | (20,064) |
| Transaction-related costs | | 10,823 | | 10,129 | | 694 |
| Depreciation and amortization | | 36,651 | | 44,271 | | (7,620) |
| Compensation expense—cash and equity-based | | 206,892 | | 154,752 | | 52,140 |
| Compensation expense—incentive fee and carried interest allocation | | 186,030 | | 202,286 | | (16,256) |
| Administrative expense | | 83,782 | | 94,122 | | (10,340) |
| Total expenses | | 551,873 | | 571,705 | | (19,832) |
| Other gain (loss), net | | 96,119 | | (169,747) | | 265,866 |
| **Income (Loss) before income taxes** | | 365,629 | | (46,681) | | 412,310 |
| Income tax benefit (expense) | | (6) | | (13,132) | | 13,126 |
| **Income (Loss) from continuing operations** | | 365,623 | | (59,813) | | 425,436 |
| Income (Loss) from discontinued operations | | (320,458) | | (510,184) | | 189,726 |
| **Net income (loss)** | | 45,165 | | (569,997) | | 615,162 |
| Net income (loss) attributable to noncontrolling interests: | | | | | | |
| Redeemable noncontrolling interests | | 6,503 | | (26,778) | | 33,281 |
| Investment entities | | (155,756) | | (189,053) | | 33,297 |
| Operating Company | | 9,138 | | (32,369) | | 41,507 |
| **Net income (loss) attributable to DigitalBridge Group, Inc.** | | 185,280 | | (321,797) | | 507,077 |
| Preferred stock repurchases | | (927) | | (1,098) | | 171 |
| Preferred stock dividends | | 58,656 | | 61,567 | | (2,911) |
| **Net income (loss) attributable to common stockholders** | $ | 127,551 | $ | (382,266) | | 509,817 |

*Fee Revenue*

| (In thousands) | Year Ended December 31, | | Change |
| | 2023 | 2022 | |
|---|---|---|---|
| Management fees | $ 258,288 | $ 169,922 | $ 88,366 |
| Incentive fees | 3,229 | — | 3,229 |
| Other fee revenue | 2,600 | 2,751 | (151) |
| | $ 264,117 | $ 172,673 | 91,444 |

Fee revenue increased $91.4 million or 53%. The increase was driven by management fees from InfraBridge beginning February 2023, adding $54.8 million, as well as capital raised throughout 2022 and 2023, primarily from DBP III which held its first close in November 2023 ($4.5 million), our core equity fund which held its first close in November 2022 ($8.7 million), DataBank recapitalization, and various co-investment vehicles. Incentive fees in 2023 were attributed to our liquid securities strategy.

*Carried Interest Allocation*

| (In thousands) | Year Ended December 31, | | Change |
| | 2023 | 2022 | |
|---|---|---|---|
| Carried interest allocation | | | |
| Distributed | $ 28,403 | $ 152,450 | $ (124,047) |
| Unrealized | 334,672 | 225,892 | 108,780 |
| | $ 363,075 | $ 378,342 | (15,267) |

Carried interest allocation represents gross carried interest from our general partner interests in sponsored investment vehicles prior to allocations to management and Wafra. Unrealized carried interest is subject to adjustments each period, including reversals, based upon the cumulative performance of the underlying investments of these vehicles that are measured at fair value, until such time as the carried interest is distributed.

Distributed carried interest arose from the DataBank recapitalization in September 2023 ($27.9 million) and in the second half of 2022 ($77.4 million), and additionally, the liquidation of investments by DBP I and DBP II in the second half of 2022 ($75.1 million). Unrealized carried interest was higher in 2023, driven by our DataBank investment, DBP II and co-investment vehicles, partially offset by a lower carried interest amount for DBP I.

*Principal Investment Income*

Principal investment income represents the Company's proportionate share of net income (loss) from investments in its sponsored investment vehicles, which is predominantly unrealized gain (loss) from changes in fair value of underlying fund investments. Principal investment income increased $88.7 million to $145.4 million in 2023, driven by unrealized fair value increases related to investments in DataBank, DBP funds and related co-investment vehicles. The increase in 2023 was partially offset by distribution income in 2022 from DBP realized investments.

*Other Income*

Other income decreased $38.3 million to $48.7 million in 2023.

2022 included (a) property operating income of $43.0 million from a tower portfolio, acquired in June 2022 as a warehoused investment and transferred to our core equity fund in December 2022; and (b) interest income from warehoused investments that were transferred to our credit fund during the second half of 2022, and amounts previously accrued on our Wellness Infrastructure promissory note that was written off in the first quarter of 2023 (totaling $23.3 million in 2022). The decrease was partially offset by: (i) higher interest income from money market deposits and beginning in 2023, from our subordinated notes in a collateralized loan obligation (increase totaling $15.2 million), (ii) incremental costs reimbursable by our managed investment vehicles that are grossed up as other income and expense (increased $5.9 million), and (iii) dividend income from our credit fund beginning the third quarter of 2022 (increased $5.7 million).

*Interest Expense*

| (In thousands) | Year Ended December 31, | | Change |
| --- | --- | --- | --- |
| | 2023 | 2022 | |
| Interest expense | | | |
| Corporate debt | $ 23,606 | $ 32,472 | $ (8,866) |
| Non-recourse investment-level debt | 934 | 10,454 | (9,520) |
| | $ 24,540 | $ 42,926 | (18,386) |

*Corporate Debt*—Interest expense decreased $8.9 million driven by repayment of our 5.00% convertible notes in April 2023 (decreased $7.7 million) and to a lesser extent, lower interest expense on our securitized debt with a lower outstanding balance on the VFN in 2023 (decreased $0.6 million). Additionally, the early exchange of our 5.75% exchangeable notes for common stock in March 2022 contributed a $0.6 million decrease in interest expense.

*Non-Recourse Investment-Level Debt*—Interest expense decreased $9.5 million. 2022 included interest expense on outstanding debt balance in connection with the financing of warehoused tower assets and credit investments (totaling $9.5 million), all of which were repaid in the second half of 2022.

### Investment-Related Expense

Investment-related expense decreased $20.1 million to $3.2 million in 2023. 2022 included property operating expense of $13.2 million and third party professional service costs of $2.6 million from a tower portfolio acquired in June 2022 as a warehoused investment and transferred to our core equity fund in December 2022. Additionally, higher costs were incurred in 2022 that are reimbursable by our managed investment vehicles.

### Transaction-Related Costs

Transaction-related costs were $10.8 million in 2023 and $10.1 million in 2022, composed of costs incurred in the acquisition of InfraBridge ($8.9 million and $7.3 million, respectively) and unconsummated deal costs.

### Depreciation and Amortization

Depreciation and amortization expense decreased $7.6 million in 2023. The decrease was driven by the sale of warehoused tower assets acquired in June 2022 to our core equity fund in December 2022 ($18.8 million) and accelerated amortization on an investment management contract intangible in connection with the 2022 Recapitalization ($2.0 million). The decrease was partially offset by amortization expense on InfraBridge intangible assets acquired in February 2023 ($15.2 million).

### Compensation Expense

| (In thousands) | Year Ended December 31, | | Change |
| --- | --- | --- | --- |
| | 2023 | 2022 | |
| Cash and equity-based compensation | | | |
| Cash compensation and benefits | $ 151,295 | $ 123,471 | $ 27,824 |
| Equity-based compensation | 55,597 | 31,281 | 24,316 |
| | $ 206,892 | $ 154,752 | 52,140 |
| | | | |
| Incentive and carried interest compensation allocation | $ 186,030 | $ 202,286 | (16,256) |

*Cash and equity-based compensation*—Compensation expense increased $52.1 million. The increase in cash compensation of $27.8 million in 2023 is primarily attributed to InfraBridge ($27.9 million in 2023, of which $6.5 million represent deferred bonus amounts funded by the seller in the InfraBridge acquisition).

Equity-based compensation expense was $24.3 million higher in 2023, driven by performance-based awards that met their target in 2023 (increased $11.0 million in 2023) and generally higher equity awards granted, partially offset by full vesting in 2022 of equity awards in connection with sale of the Wellness Infrastructure business in February 2022 (decreased $3.4 million in 2023).

*Incentive and carried interest compensation allocation*—2022 had included $57.3 million of carried interest compensation expense that was fully recognized in connection with the first closing of the DataBank recapitalization. No further compensation expense was recognized in subsequent closings of the DataBank recapitalization. Excluding the expense associated with the recapitalization in 2022, incentive and carried interest compensation was $41.0 million higher in 2023, largely driven by unrealized carried interest from DataBank.

### Administrative Expenses

Total administrative expenses decreased $10.3 million, driven by lower legal costs (decreased $27.6 million), partially offset by increases in other administrative costs such as other third-party professional services and travel-related expenses (totaling $11.5 million), some of which are reimbursable by our managed investment vehicles.

### Other Gain (Loss), Net

2023 recorded an other gain of $96.1 million while there was an other loss of $169.7 million in 2022.

Both periods under comparison had the following significant items:

- In September 2023, $278.7 million gain recognized in connection with the deconsolidation of DataBank, of which $3.7 million was realized and $275.0 million unrealized (Note 9 to the consolidated financial statements);

- In March 2023, $133 million fair value write-down on an unsecured promissory note from the 2022 sale of our Wellness Infrastructure business compared with a fair value write-down of $28.7 million in 2022; and

- In March 2022, $133 million debt extinguishment loss in connection with an early exchange of our 5.75% exchangeable notes.

Excluding these significant one-off events, a net loss of $47.8 million and $8.7 million would have been recognized in 2023 and 2022, respectively.

The net loss in 2023 can be further attributed to a $21.2 million loss due to an increase in the liability fair value of warrants issued to Wafra and $34.7 million of write-downs in other equity investment fair values, partially offset by $12.1 million net gain on marketable equity securities held by our consolidated liquid funds.

In comparison, the smaller net loss in 2022 resulted from a $60.9 million net loss on marketable equity securities held by our consolidated liquid funds and a net loss of $7.6 million from our other equity investments, largely offset by a $63.7 million gain due to a decrease in the liability fair value of warrants issued to Wafra.

### Income Tax Benefit (Expense)

Income tax expense was not material in 2023 and $13.1 million in 2022.

2023 reflects primarily the income tax effect of foreign subsidiaries, largely the InfraBridge investment management business in the United Kingdom. The Company has otherwise established a full valuation allowance on the deferred tax assets of its taxable U.S. entities, resulting in no net U.S. income tax effect for these entities in 2023.

Income tax expense in 2022 can be attributed to the establishment of a valuation allowance against the Company's deferred tax asset balance, which offsets the deferred tax benefit from deferred tax assets recognized during 2022.

### Income (Loss) from Discontinued Operations

| (In thousands) | Year Ended December 31, | | Change |
| --- | --- | --- | --- |
| | 2023 | 2022 | |
| Property operating income | $ 774,226 | $ 953,727 | $ (179,501) |
| Other income | 8,895 | 21,559 | (12,664) |
| **Total revenues** | 783,121 | 975,286 | (192,165) |
| Property operating expense | 329,762 | 412,924 | (83,162) |
| Interest expense | 174,722 | 268,519 | (93,797) |
| Depreciation and amortization | 448,900 | 534,979 | (86,079) |
| Compensation and other expenses | 136,097 | 203,669 | (67,572) |
| Impairment loss | — | 35,985 | (35,985) |
| Equity method earnings (losses) | (15,188) | (45,489) | 30,301 |
| Other gain (loss), net | 2,671 | 13,682 | (11,011) |
| **Income (Loss) from discontinued operations before income taxes** | (318,877) | (512,597) | 193,720 |
| Income tax benefit (expense) | (1,581) | 2,413 | (3,994) |
| **Income (Loss) from discontinued operations** | (320,458) | (510,184) | $ 189,726 |
| Income (Loss) from discontinued operations attributable to noncontrolling interests: | | | |
| Investment entities | (260,120) | (302,072) | 41,952 |
| Operating Company | (4,339) | (15,893) | 11,554 |
| **Income (Loss) from discontinued operations attributable to DigitalBridge Group, Inc.** | $ (55,999) | $ (192,219) | 136,220 |

Discontinued operations represent primarily the operations of the Operating segment prior to deconsolidation in 2023 (Note 9) and Wellness Infrastructure prior to its disposition in February 2022.

The Operating segment and Wellness Infrastructure business generally record a net loss, taking into account the effects of real estate depreciation and related intangible asset amortization. Within the Operating segment, there was a full year of operations for DataBank and Vantage SDC in 2022 while 2023 included only 8.5 months of operations for DataBank prior to its deconsolidation.

Loss from discontinued operations in 2023 also included $9.7 million impairment of BRSP shares prior to disposition in March 2023, as well as unrealized losses on various remaining investments and legal costs associated with remaining discontinued businesses and investments.

In 2022, loss from discontinued operations can also be attributed to a $92.1 million write-off of unamortized deferred financing costs on the Wellness Infrastructure debt assumed by the buyer and $35 million impairment loss based upon final carrying value of the Wellness Infrastructure net assets upon disposition, as well as $60.4 million of impairment on BRSP shares, partially offset by our share of BRSP earnings prior to disposition of $23.0 million.

**Operating Metrics**

**Assets Under Management and Fee Earning Equity Under Management**

We present below our AUM and FEEUM, which are key operating metrics in the alternative investment management industry. Our calculation of AUM and FEEUM may differ from other investment managers, and as a result, may not be directly comparable to similar measures presented by other investment managers.

Assets Under Management

AUM represents the total capital for which we provide investment management services. AUM is generally composed of (a) third party capital managed by the Company and its affiliates, including capital that is not yet fee earning, or not subject to fees and/or carried interest; and (b) assets invested using the Company's own balance sheet capital and managed on behalf of the Company's stockholders (composed of the Company's fund investments as GP affiliate, warehoused investments, and as of December 31, 2023, the Company's interest in portfolio companies previously in the Operating segment). Third party AUM is based upon invested capital as of the reporting date, including capital funded through third party financing, and committed capital for funds in their commitment stage. Balance sheet AUM is based upon the carrying value of the Company's balance sheet investments as of the reporting date (at December 31, 2022 prior to deconsolidation, on an undepreciated basis as it relates to the Company's interest in portfolio companies previously consolidated in the Operating segment).

Fee Earning Equity Under Management

FEEUM represents the total capital managed by the Company and its affiliates which earns management fees and/or incentive fees or carried interest. FEEUM is generally based upon committed capital, invested capital, NAV or GAV, pursuant to the terms of each underlying investment management agreement.

Presented below are total AUM and FEEUM by product:

| (In billions) | December 31, 2023 | December 31, 2022 |
|---|---|---|
| **Assets Under Management** | $ 80.1 | $ 52.8 |
| | | |
| **Fee Earning Equity Under Management** | | |
| DBP infrastructure equity | $ 13.0 | $ 11.2 |
| InfraBridge Global Infrastructure | 5.1 | — |
| Core Equity, Credit and Liquid Strategies | 2.8 | 2.0 |
| Co-invest vehicles | 9.5 | 6.5 |
| Separately capitalized portfolio companies | 2.4 | 2.5 |
| | $ 32.8 | $ 22.2 |

The following table summarizes changes in FEEUM:

| (In billions) | Year Ended December 31, 2023 |
|---|---|
| **Fee Earning Equity Under Management** | |
| Balance at January 1 | $ 22.2 |
| Inflows [1] | 12.7 |
| Outflows [2] | (2.3) |
| Market activity and other [3] | 0.2 |
| Balance at December 31 | $ 32.8 |

---

[1] Inflows include closing on new capital raised where fees are earned on committed capital, deployment of capital where fees are earned on invested capital, new subscriptions where fees are based on NAV, other changes in invested capital such as the effect of recapitalization and syndication, and FEEUM from acquired investment vehicles ($5.1 billion from InfraBridge in 2023).

[2] Outflows include redemptions and withdrawals in Liquid Strategies, realizations where fees are based on invested capital, other changes in invested capital such as the effect of recapitalization and syndication, change in fee basis from committed to invested capital and expiration of fee paying capital.

[3] Market activity and other include changes in investment value based on NAV or GAV, and the effect of foreign exchange rates.

FEEUM increased by $10.6 billion or 48% to $32.8 billion at December 31, 2023, driven by the addition of $5.1 billion of InfraBridge FEEUM, and new capital raised, primarily DBP III of $2.7 billion and various co-investment vehicles.

**Non-GAAP Supplemental Financial Measures**

We report the following non-GAAP financial measures attributable to the Operating Company: Distributable Earnings ("DE") and Adjusted Earnings before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA") on a Company-wide basis, and specific to our Investment Management segment, Fee Related Earnings ("FRE") and FRE before the effects of new investment strategies, as represented by Investment Management Adjusted EBITDA. DE and FRE are the most common metrics utilized in the investment management sector.

We believe these non-GAAP financial measures supplement and enhance the overall understanding of our underlying financial performance and trends, and facilitate comparison among current, past and future periods and to other companies in similar lines of business. We use these non-GAAP financial measures in evaluating the Company's ongoing business performance and in making operating decisions. For the same reasons, we believe these non-GAAP measures are useful to the Company's investors and analysts.

As we evaluate profitability based upon continuing operations, these non-GAAP measures exclude results from discontinued operations. On December 31, 2023, the Operating segment was discontinued following full deconsolidation of the portfolio companies in the Operating segment, at which time, the activities thereof qualified as discontinued operations. Accordingly, the Company-wide measures of DE and Adjusted EBITDA exclude the Operating segment for both 2023 and the comparative period of 2022.

These non-GAAP financial measures should be considered as a supplement to and not an alternative or in lieu of GAAP net income (loss) as measures of operating performance, or to cash flows from operating activities as indicators of liquidity. Our calculation of these non-GAAP measures may differ from methodologies utilized by other companies for similarly titled performance measures and, as a result, may not be fully comparable to those calculated by our peers.

Results of our non-GAAP measures attributable to the Operating Company were as follows:

| | Year Ended December 31, | |
| --- | --- | --- |
| (In thousands) | 2023 | 2022 |
| Attributable to Operating Company: | | |
| Distributable Earnings | $ 48,622 | $ (14,000) |
| Adjusted EBITDA | 103,560 | 53,596 |
| Investment Management FRE | 137,915 | 83,474 |

*Distributable Earnings*. DE increased approximately $63 million to $48.6 million in 2023, which reflects the growth in our investment management business as noted in "—*Investment Management FRE"* below. 2022 was also burdened with a higher income tax expense that had included a full valuation allowance established against our U.S. deferred tax assets.

*Adjusted EBITDA*. Adjusted EBITDA was approximately $50 million higher at $103.6 million in 2023, largely consistent with DE. Adjusted EBITDA is derived as DE adjusted to generally exclude the effects of our capital structure and leverage. Refer to the reconciliation from DE to Adjusted EBITDA below.

*Investment Management FRE*. IM FRE increased $54 million or 65% to $137.9 million in 2023, resulting from continued growth in our investment management business as FEEUM grew $10.6 billion, reflecting primarily fee revenue from new capital raised for DBP III and various co-investment vehicles, and FRE contributed from the acquisition of InfraBridge in February 2023. Additionally, our share of 2022 IM FRE was net of $12.3 million attributed to Wafra, whose interest in the IM business was redeemed in May 2022.

**Distributable Earnings**

DE generally represents the net realized earnings of the Company and is an indicative measure used by the Company to assess ongoing operating performance and in making decisions related to distributions and reinvestments. Accordingly, we believe DE provides investors and analysts transparency into the measure of performance used by the Company in its decision making.

DE reflects the ongoing operating performance of the Company's core business by generally excluding non-cash expenses, income (loss) items that are unrealized and items that may not be indicative of core operating results. This allows the Company, and its investors and analysts to assess its operating results on a more comparable basis period-over-period.

DE is calculated as an after-tax measure that differs from GAAP net income (loss) from continuing operations as a result of the following adjustments to net income (loss): transaction-related costs; restructuring charges; other gain (loss);

unrealized principal investment income (loss); non-cash depreciation and amortization expense, non-cash impairment charges (if any); amortization of deferred financing costs, debt premiums and discounts; our share of unrealized carried interest allocation, net of associated compensation expense; non-cash equity-based compensation costs; preferred stock redemption gain (loss); and straight-line adjustment to lease income and expense.

Transaction-related costs are incurred in connection with acquisitions and include costs of unconsummated transactions, while restructuring charges are related primarily to severance and retention costs. These costs, along with other gain (loss) amounts, are excluded from DE as they are related to discrete items, are not considered part of our ongoing operating cost structure, and are not reflective of our core operating performance.

Other items excluded from DE are generally non-cash in nature, including income (loss) items that are unrealized, or otherwise do not represent current or future cash obligations such as amortization of deferred financing costs and straight-line lease adjustment. These items are excluded from DE as they do not contribute to the measurement of DE as a net realized earnings measure that is used in decision making related to distributions and reinvestments.

Income taxes applied in the determination of DE generally represents GAAP income tax related to continued operations, and includes the benefit of deductions available to the Company on certain expense items excluded from DE (for example, equity-based compensation). As the income tax benefit arising from these excluded expense items do affect actual income tax paid or payable by the Company in any one period, the Company believes their inclusion in DE is appropriate to more accurately reflect amounts available for distribution.

The items we have excluded from DE are generally consistent with the exclusions made by our peers, which we believe allows for better comparability to the DE presented by our peers.

**Adjusted EBITDA**

Adjusted EBITDA is a supplemental measure derived from DE and generally presents the Company's core operating performance on a pre-tax basis, based upon recurring revenues and independent of our capital structure and leverage.

We believe Adjusted EBITDA is useful to investors as an indicative measure of the Company's profitability that is recurring and sustainable and allows for better comparability of the Company's performance relative to its peers independent of capital structure and leverage. However, because Adjusted EBITDA is calculated without the effects of certain recurring cash charges, including interest expense, preferred stock dividends, and income taxes, its usefulness as a performance measure may be limited.

Adjusted EBITDA is calculated as DE adjusted to generally exclude the following items attributable to the Operating Company that are included in DE: interest expense as included in DE and income tax benefit (expense) as included in DE consistent with an EBITDA measure, preferred stock dividends, placement fee expense, and our share of incentive fees and distributed carried interest net of associated compensation expense.

Items excluded from Adjusted EBITDA include preferred stock dividends as Adjusted EBITDA removes the effects to earnings associated with the Company's capital structure, and placement fees as they are inconsistent in amount and frequency depending upon timing of fundraising for our funds. Additionally, Adjusted EBITDA excludes incentive fees and distributed carried interest net of associated compensation expense to be consistent with the FRE measure for our Investment Management segment, as discussed further below.

### Distributable Earnings and Adjusted EBITDA Reconciliation

| (In thousands) | Year Ended December 31, | |
|---|---|---|
| | 2023 | 2022 |
| Net income (loss) attributable to common stockholders | $ 127,551 | $ (382,266) |
| Net income (loss) attributable to noncontrolling interests in Operating Company | 9,138 | (32,369) |
| **Net income (loss) attributable to Operating Company** | 136,689 | (414,635) |
| Transaction-related and restructuring charges | 45,860 | 64,334 |
| Other (gain) loss, net | (89,700) | 161,981 |
| Unrealized principal investment income | (145,448) | (42,531) |
| Unrealized carried interest allocation, net of associated expense allocation | (150,998) | (120,423) |
| Equity-based compensation cost | 55,596 | 32,581 |
| Depreciation and amortization expense | 36,651 | 44,271 |
| Straight-line adjustment to lease (income) and expense, net | (1,008) | (14,025) |
| Amortization of deferred financing costs, debt premiums and discounts | 2,784 | 4,537 |
| Preferred stock redemption (gain) loss | (927) | — |
| Income tax effect on certain of the foregoing adjustments | — | (328) |
| Adjustments attributable to noncontrolling interests in investment entities [1] | (169,559) | (248,033) |
| DE of discontinued operations [2] | 328,682 | 518,271 |
| **Distributable Earnings, after tax—attributable to Operating Company** | **48,622** | **(14,000)** |
| *Adjustments attributable to Operating Company*: | | |
| Interest expense included in DE | 21,328 | 35,619 |
| Income tax (benefit) expense included in DE | 6 | 13,180 |
| Preferred stock dividends | 58,656 | 61,566 |
| Principal investment income included in DE | (277) | (11,221) |
| Placement fees | 3,698 | — |
| Distributed incentive fee and carried interest, net of associated expense allocation | (27,893) | (31,463) |
| IM segment other income and investment-related expense, net, included in DE | (580) | (316) |
| **Adjusted EBITDA—attributable to Operating Company** | **$ 103,560** | **$ 53,596** |

---

[1] Noncontrolling interests' share of adjustments pertain largely to discontinued operations, other gain (loss) of consolidated funds, unrealized carried interest allocation and unrealized principal investment income.

[2] Equity method earnings (loss) from BRSP and the operating results of the portfolio companies previously consolidated in the Operating segment, which qualified as discontinued operations in March 2023 and December 2023, respectively, are included in DE of discontinued operations for all periods presented.

**Investment Management FRE and Investment Management Adjusted EBITDA**

Investment Management FRE is presented as Investment Management Adjusted EBITDA, further adjusted to exclude FRE associated with new investment strategies, as discussed below.

Investment Management FRE is used to assess the extent to which direct base compensation and core operating expenses are covered by recurring fee revenues in a stabilized investment management business. Investment Management FRE is measured as recurring fee revenue that is not subject to future realization events and other income (inclusive of cost reimbursements associated with administrative expenses), net of the following: compensation expense (excluding non-cash equity-based compensation, and incentive and carried interest compensation expense), administrative expense (excluding placement fee expense and straight-line adjustment to lease expense) and FRE associated with new investment strategies.

In reconciling Investment Management FRE to GAAP net income (loss), adjustments are made to first arrive at Investment Management Adjusted EBITDA, which generally excludes the following: our share of incentive fees and carried interest net of associated compensation expense; unrealized principal investment income (loss); other gain (loss); transaction-related and restructuring charges; non-cash equity-based compensation costs; straight-line adjustment to lease expense; placement fee expense; investment expense; and in line with an EBITDA measure, non-cash depreciation and amortization expense, interest expense, and income tax benefit (expense).

Consistent with an FRE measure, Investment Management Adjusted EBITDA excludes incentive fees and carried interest net of associated compensation expense, as these are not recurring fee revenue and are subject to variability given that they are performance-based and/or dependent upon future realization events.

In calculating Investment Management FRE which reflects the Company's Investment Management segment as a stabilized business, Investment Management Adjusted EBITDA is further adjusted to exclude Start-Up FRE. Start-Up FRE is FRE associated with new investment strategies that have 1) not yet held a first close raising FEEUM; or 2) not yet achieved break-even Adjusted EBITDA only for investment products that may be terminated solely at the Company's discretion. The Company evaluates new investment strategies on a regular basis and excludes Start- Up FRE from Investment Management FRE until such time as a new strategy is determined to form part of the Company's core investment management business.

We believe that Investment Management FRE and Investment Management Adjusted EBITDA are useful measures to investors as they reflect the Company's profitability based upon recurring fee streams that are not subject to future realization events, and without the effects of income taxes, leverage, non-cash expenses, income (loss) items that are unrealized and other items that may not be indicative of core operating results. This allows for better comparability of the profitability of the Company's investment management business on a recurring and sustainable basis.

Investment Management FRE Reconciliation

| | Year Ended December 31, | |
| --- | --- | --- |
| (In thousands) | 2023 | 2022 |
| Net income (loss)—Investment Management | $ 205,362 | $ 186,084 |
| Interest expense, net of interest income | 8,834 | 10,377 |
| Investment-related expense, net of reimbursement | 116 | 324 |
| Depreciation and amortization expense | 35,260 | 22,155 |
| Equity-based compensation cost | 33,862 | 15,845 |
| Incentive fee and carried interest allocation, net of associated expense allocation | (180,273) | (176,016) |
| Straight-line rent expense | 1,049 | 1,844 |
| Placement fees | 3,698 | — |
| Transaction-related and restructuring charges | 26,259 | 18,402 |
| Unrealized principal investment income | (4,223) | (4,121) |
| Other (gain) loss, net | 2,526 | 3,341 |
| Income tax (benefit) expense | 1,694 | 7,815 |
| **Investment Management Adjusted EBITDA** | **134,164** | **86,050** |
| Start-up FRE | 3,751 | 9,739 |
| **Investment Management FRE** | **137,915** | **95,789** |
| Attributable to redeemable noncontrolling interests [1] | — | (12,315) |
| **Investment Management FRE—attributable to Operating Company** | **$ 137,915** | **$ 83,474** |

———————
[1]  Wafra's interest in the investment management business was redeemed in May 2022.

## Liquidity and Capital Resources

We regularly evaluate our liquidity position, debt obligations, and anticipated cash needs to fund our business and operations based upon our projected financial performance. Our evaluation of future liquidity requirements is regularly reviewed and updated for changes in internal projections, economic conditions, competitive landscape and other factors as applicable.

### Liquidity Needs and Sources of Liquidity

Our primary liquidity needs are to fund:
- our general partner and general partner affiliate commitments to our investment vehicles;
- acquisitions of target investment management businesses;
- warehouse investments pending the raising of third party capital for future investment vehicles;
- principal and interest payments on our debt;
- our operations, including compensation, administrative and overhead costs;
- dividends to our preferred and common stockholders;
- our liability for corporate and other taxes; and
- obligation for lease payments on our corporate offices.

Our primary sources of liquidity are:
- cash on hand;

- fees received from our investment management business, including our share of distributed net incentive fees and carried interest;

- cash flow generated from our investments, both from operations and return of capital;

- availability under our Variable Funding Notes ("VFN");

- issuance of additional term notes under our corporate securitization;

- third party co-investors in our consolidated investments and/or businesses;

- proceeds from full or partial realization of investments; and

- proceeds from public or private equity and debt offerings.

## Overview

At December 31, 2023, our liquidity position was approximately $475 million, composed of corporate unrestricted cash and including the full $300 million availability under our VFN.

We believe we have sufficient cash on hand, and anticipated cash generated from operating activities and external financing sources, to meet our short term and long term capital requirements.

While we have sufficient liquidity to meet our operational needs, we continue to evaluate alternatives to manage our capital structure and market opportunities to strengthen our liquidity and to provide further operational and strategic flexibility.

## Significant Liquidity and Capital Activities in 2023

*Sources of Funds*

- $49 million net proceeds from the September 2023 recapitalization of DataBank
- $202 million in net proceeds from full disposition of our BRSP shares in March 2023

*Uses of Funds*

- Acquisition of InfraBridge in February 2023 for $314 million, net of cash assumed
- $200 million repayment of our convertible senior notes upon maturity in April 2023
- $90 million contingent earnout payment to Wafra in March 2023.

## Liquidity Needs and Capital Activities

### Dividends

*Common Stock*—The payment of common stock dividends and determination of the amount thereof is at the discretion of our Board of Directors. The Company reinstated quarterly common stock dividends at $0.01 per share beginning the third quarter of 2022, having previously suspended common stock dividends from the second quarter of 2020 through the second quarter of 2022.

*Preferred Stock*—We have outstanding preferred stock totaling $822 million, bearing a weighted average dividend rate of 7.135% per annum, with aggregate dividend payments of $14.7 million per quarter.

## Contractual Obligations, Commitments and Contingencies

### Debt Obligations

As of the date of this filing, our corporate debt is composed of a securitized financing facility and exchangeable senior notes issued by the OP, all of which are recourse to the Company, as described in Note 7 to the consolidated financial statements.

| ($ in thousands) | Outstanding Principal | Interest Rate (Per Annum) | Maturity or Anticipated Repayment Date | Years Remaining to Maturity |
|---|---|---|---|---|
| Corporate debt: | | | | |
| Securitized financing facility—fixed rate | $ 300,000 | 3.93% | September 2026 | 2.7 |
| Exchangeable senior notes—fixed rate | 78,422 | 5.75 % | July 2025 | 1.5 |
| | $ 378,422 | | | |

### Investment Commitments

*Fund Commitments*—As general partner, we typically have minimum capital commitments to our sponsored funds. With respect to our flagship value-add DBP fund series, and InfraBridge funds, we have made additional capital commitments as a general partner affiliate alongside our limited partner investors. Our fund capital investments further align our interests to our investors. As of December 31, 2023, we have unfunded commitments totaling $260 million to our sponsored funds. Generally, the timing for funding of these commitments is not known and the commitments are callable on demand at any time prior to their respective expirations.

### Contingent Consideration

*Wafra Redemption*—In connection with the May 2022 redemption of Wafra's interest in our investment management business, additional contingent consideration is payable based upon future capital raise thresholds, with up to 50% payable in shares of our class A common stock at our election. The remaining contingent consideration of $35 million will become payable in March 2024.

*InfraBridge Acquisition*—In connection with the InfraBridge acquisition in February 2023, contingent consideration of up to $129 million may become payable based upon achievement of future fundraising targets for the third and fourth flagship InfraBridge funds. The current estimated fair value of the contingent consideration is $11 million.

### Warehoused Investments

We temporarily warehouse investments on behalf of prospective sponsored investment vehicles that are actively fundraising. The warehoused investments are transferred to the investment vehicle if and when sufficient third party capital, including debt, is raised. Generally, the timing of future warehousing activities is not known. Nevertheless, investment warehousing is undertaken only if it is determined that we will have sufficient liquidity through the anticipated warehousing period.

At December 31, 2023, warehoused investments aggregate to $52 million at cost.

### Carried Interest Clawback

Depending on the final realized value of all investments at the end of the life of a fund (and, with respect to certain funds, periodically during the life of the fund), if it is determined that cumulative carried interest distributions have exceeded the final carried interest amount earned (or amount earned as of the calculation date), we are obligated to return the excess carried interest received. Therefore, carried interest distributions may be subject to clawback if decline in investment values results in cumulative performance of the fund falling below minimum return hurdles in the interim period. If it is determined that the Company has a clawback obligation, a liability would be established based upon a hypothetical liquidation of the net assets of the fund at reporting date. The actual determination and required payment of any clawback obligation would generally occur after final disposition of the investments of the fund or otherwise as set forth in the governing documents of the fund.

If the related carried interest distributions received by the Company are subject to clawback, the previously distributed carried interest would be similarly subject to clawback. The Company withholds a portion of the distribution of carried interest to employees to satisfy their potential clawback obligation.

Generally, the Company, through the OP, has guaranteed the clawback obligation of its subsidiaries that act as general partner or special limited partner of its respective sponsored funds, for the benefit of these funds and their limited partners.

At December 31, 2023, the Company has no liability for clawback obligations on distributed carried interest.

### Lease Obligations

At December 31, 2023, we had $49 million of operating lease obligations on our corporate offices, which will be funded through corporate operating cash. The lease obligation amount represents fixed lease payments, excluding any contingent or other variable lease payments, and factor in lease renewal or termination options only if it is reasonably certain that such options would be exercised.

## Sources of Liquidity

### Debt Funding

As of the date of this filing, we have $378 million of outstanding principal on our corporate debt, as discussed above under "—*Debt Obligation.*"

Our securitized financing facility is subject to various covenants, including financial covenants that require the maintenance of minimum thresholds for debt service coverage ratio and maximum loan-to-value ratio, as defined. As of the date of this filing, we are in compliance with all of the financial covenants, and the full $300 million is available to be drawn on our VFN.

Our securitized financing facility allows for the issuance of additional term notes in the future to supplement our liquidity. The decision to enter into a particular financing arrangement is made after consideration of various factors including future cash needs, current sources of liquidity, demand for the Company's debt or equity, and prevailing interest rates.

### Cash From Operations

*Fee-Related Earnings*—We generate FRE from our Investment Management segment, generally encompassing recurring fee revenue net of associated compensation and administrative expenses. Management fee revenue is generally a predictable and stable revenue stream. Our ability to generate new management fee streams through establishing new investment vehicles and raising investor capital depends on general market conditions and availability of attractive investment opportunities as well as availability of debt capital.

*Incentive Fees*—Incentive fees, net of employee allocations, are earned based upon the financial performance of a vehicle above a specified return threshold, which is largely driven by appreciation in value of underlying investments. Incentive fees are recognized as fee revenue when they are no longer probable of significant reversal. As investment fair values and changes thereof could be affected by various factors, including market and economic conditions, incentive fees are by nature less predictable in amount and timing.

*Carried Interest Distributions*—Carried interest is distributed generally upon profitable disposition of an investment if at the time of distribution, cumulative returns of the fund exceed minimum return hurdles. Carried interest distributions are recognized in earnings net of clawback obligations, if any. The amount and timing of carried interest distributions received may vary substantially from period to period depending upon the occurrence and size of investments realized by our sponsored funds.

*Investments*—Our investments, primarily in our sponsored funds as general partner affiliate, generate cash largely through capital appreciation upon liquidation.

### Asset Monetization

We periodically monetize our investments through opportunistic asset sales or to recycle capital from non-core assets. In March 2023, our BRSP shares were fully disposed for net proceeds of $202 million.

As of the date of filing, we have other marketable equity securities that are available for future monetization totaling $32 million, valued as of December 31, 2023.

### Public Offerings

We may offer and sell various types of securities from time to time at our discretion based upon our needs and depending upon market conditions and available pricing.

**Consolidated Cash Flows**

The following table summarizes the activities from our consolidated statements of cash flows, including discontinued operations.

| (In thousands) | Year Ended December 31, | |
| --- | --- | --- |
| | **2023** | **2022** |
| Cash, cash equivalents and restricted cash—beginning of period | $ 1,036,739 | $ 1,766,245 |
| Net cash provided by (used in): | | |
| Operating activities | 233,637 | 262,582 |
| Investing activities | (979,044) | (1,913,408) |
| Financing activities | 58,152 | 923,785 |
| Effect of exchange rates on cash, cash equivalents and restricted cash | 766 | (2,465) |
| Cash, cash equivalents and restricted cash—end of period | $ 350,250 | $ 1,036,739 |

### Operating Activities

Cash inflows from operating activities are generated primarily through fee-related earnings, including incentive fees, distributions of our share of net carried interest, distribution of earnings from our general partner affiliate interests in our sponsored funds, and prior to deconsolidation of the portfolio companies in the Operating segment during 2023, net operating income from investment properties.

Our operating activities generated net cash inflows of $233.6 million in 2023 and $262.6 million in 2022.

### Investing Activities

Investing activities relate to business combinations; general partner and general partner affiliate investments in sponsored funds, including subsequent drawdown of commitments and return of investments, primarily from realized fund investments; origination or acquisition of warehoused investments and subsequent repayments, sales and transfers of warehoused investments; and prior to deconsolidation of portfolio companies in the Operating segment in 2023, acquisition of real estate.

Our investing activities generated net cash outflows of $979.0 million in 2023 and $1.9 billion in 2022. Cash outlays in 2023 can be attributed primarily to the acquisition of InfraBridge and deconsolidation of DataBank and Vantage SDC, partially offset by proceeds from the sale of BRSP shares and proceeds from DataBank recapitalization. 2022 cash outlays were driven by the acquisitions of TowerCo and data centers in the Operating segment.

- *Business combination*—In 2023, we paid $314.3 million (net of cash assumed) for the acquisition of InfraBridge.

- *Equity investments*—Equity investments generated net cash inflows in both years.

  In 2023, equity investments recorded net cash inflows of $190.3 million, attributed primarily to $201.6 million from the sale of BRSP shares, return of capital from a non-digital equity investment following a final sale of its underlying assets, and investing activities of our consolidated liquid funds which hold marketable equity securities. These cash inflows were partially offset by funding of our general partner and general partner affiliate commitments, net of return of capital.

  2022 saw net cash inflows of $11.6 million, largely representing the trading activities in marketable equity securities by our consolidated liquid funds, and a return of capital from the first sale of investment by DBP I, partially offset by funding of our general partner and general partner affiliate commitments, net of return of capital.

- *Debt investments*—Our debt investments generated minimal net cash inflows in 2023 and 2022.

  Having relinquished all of our warehoused debt investments in 2022, the only cash activity with respect to debt investments in 2023 was the full repayment of a loan held by DataBank of $6.8 million.

  In 2022, there was a net cash inflow of $44.8 million. Disbursements for additional fundings and acquisitions of warehoused loans during the year were more than offset by proceeds received from the subsequent transfer of the entire portfolio of warehoused loans to our sponsored credit fund and to a third party sponsored collateralized loan obligation.

- *Real estate investments*—Real estate investing activities generated net cash outflows in both years.

Net cash outflows in 2023 was $653.5 million, attributed to DataBank's data center acquisition in Dallas and capital expenditures in our data center portfolio, including payments for build-out of expansion capacity and lease-up within the Vantage SDC portfolio, partially offset by $21.5 million of proceeds, net of carried interest distribution, from the recapitalization of DataBank. Also included in cash outflows was cash deconsolidated related to DataBank, Vantage SDC and our credit fund totaling $229.2 million.

2022 saw net cash outflows of $2.0 billion, attributed primarily to the acquisition of TowerCo and, to a lesser extent, to DataBank's acquisition of five data centers, data center capital expenditures, and payments for build-out of expansion capacity and lease-up within the Vantage SDC portfolio. Also contributing to the cash outflows was cash assumed by the buyer, net of proceeds received, in the sale of real estate investment holding entities in our Wellness Infrastructure business and property-level cash transferred related to the transfer of our interest in TowerCo to our sponsored fund in December 2022.

### *Financing Activities*

We may draw upon our securitized financing facility to finance our operating activities, as well as have the ability to raise capital in the public markets through issuances of preferred stock, common stock and private placement notes. Accordingly, we incur cash outlays primarily for payments on our corporate debt, and dividends to our preferred stockholders and common stockholders. Separately, prior to their deconsolidation in 2023, portfolio companies in the Operating segment financed their investing activities largely through investment-level secured debt and incured cash outlays for debt servicing and distributions to their third party investors who represent noncontrolling interests.

Financing activities generated net cash inflows in both years.

- In 2023, the net cash inflows of $58.2 million represent primarily $484.5 million of additional investment-level debt in the Operating segment, largely offset by repayment of our $200 million 5.00% convertible senior notes, $90 million contingent consideration payment to Wafra, $89.5 million distributed for capital redeemed by a noncontrolling interest in a consolidated liquid fund, and income distribution to noncontrolling interests in Vantage SDC.

- The financing net cash inflows of $923.8 million in 2022 were driven by financing for the acquisition of TowerCo and the DataBank data center acquisition through term loans and capital contributions from noncontrolling interests totaling $1.1 billion. The TowerCo debt was subsequently assumed by our sponsored fund upon the transfer of our equity interests in TowerCo to the fund. Additionally, cash inflows included our share of proceeds recorded in equity of $302.8 million from sale of a portion of our interest in our DataBank subsidiary in connection with the partial recapitalization in August 2022 that was treated as an equity transaction (Note 10). The cash inflows were partially offset by $388.5 million of cash paid to redeem Wafra's interest in our investment management business. Financing cash outflows also included repayment of our warehouse credit facility of $172.5 million with proceeds from a transfer of the warehoused loans to a third party CLO, and paydowns on amortizing debt in our Operating segment. Other notable cash outflows included preferred and common stock repurchases totaling $107.8 million and distributions to various controlling interests.

## Guarantees and Off-Balance Sheet Arrangements

We have no guarantees or off-balance sheet arrangements that we believe are reasonable likely to have a material effect on our financial condition.

## Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with GAAP, which requires the use of estimates and assumptions that involve the exercise of judgment and that affect the reported amounts of assets, liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our critical accounting policies and estimates are integral to understanding and evaluating our reported financial results, as they require subjective or complex management judgments resulting from the need to make estimates about the effect of matters that are inherently uncertain and unpredictable.

Highlighted below are accounting policies and estimates that we believe to be critical based on the nature of our business and/or require significant management judgment and assumptions. With respect to all critical estimates discussed below, we have established policies and control procedures which seek to ensure that estimates and assumptions are appropriately governed and applied consistently from period to period. We believe that all of the decisions and assessments applied were reasonable at the time made, based upon information available to us at that time.

Due to the inherently judgmental nature of the various projections and assumptions used and the unpredictability of economic and market conditions, actual results may differ from estimates, and changes in estimates and assumptions could have a material effect on our consolidated financial statements in the future.

**Fair Value**

The fair value of investments held by our sponsored investment vehicles represent a primary input in the determination of carried interest allocation together with corresponding compensation expense, and principal investment income (loss) which is our share of income (loss) from equity interests in our sponsored funds.

The investments held by our sponsored vehicles are revalued each quarter, with the results subject to the Company's valuation review and approval process. Fair value of the underlying investments is typically estimated using unobservable inputs and assumptions that involves significant judgement including, but not limited to, the financial performance of the portfolio company, economic conditions, foreign exchange rates, comparable transactions in the market, and equity prices for publicly traded securities, and is therefore subject to inherent uncertainties.

Equity method investments and loans receivable, if any, for which fair value option is elected, are also revalued each quarter and are similarly subject to the inherent uncertainties and assumptions applied in estimating fair values.

**Carried Interest Allocation**

The Company recognizes carried interests from its equity method investments as general partner in investment vehicles that it sponsors. Carried interest represents a disproportionate allocation of returns from the Company's sponsored investment vehicles based upon the extent to which cumulative performance of the vehicles exceeds minimum return hurdles pursuant to terms of their respective governing agreements. Carried interest is subject to reversal until such time it is realized, which generally occurs upon disposition of all underlying investments of an investment vehicle, or in part with each disposition. A portion of carried interest is allocated to certain employees, former employees and to Wafra, and is similarly subject to reversal if there is a decline in the cumulative carried interest amounts previously recognized.

The amount of carried interest recognized is based upon the cumulative performance of each investment vehicle if it were liquidated as of the reporting date, which in turn is largely driven by appreciation in the fair value of the underlying investments held by these vehicles. Therefore, carried interest may be subject to significant fluctuations between periods driven by fair value changes of underlying fund investments over time.

**Income Taxes**

Deferred tax assets represent amounts available to reduce income taxes payable on taxable income in future years. Such assets arise from temporary differences between the financial reporting and tax bases of assets and liabilities, as well as from NOL, capital loss and tax credit carryforwards.

Realization of deferred tax assets is dependent upon the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted taxable earnings and prudent and feasible tax planning strategies. A valuation allowance for deferred tax assets is established if the Company believes it is more likely than not that all or some portion of the deferred tax assets will not be realized based upon the weight of all available positive and negative evidence. The weight given to the evidence is commensurate with the extent to which it can be objectively verified. The more negative evidence that exists, the more positive evidence is necessary and the more difficult it is to support a conclusion that a valuation allowance is not required.

In evaluating realizability of deferred tax assets, the Company considers various factors, including: (1) nature of the deferred tax assets and liabilities, whether they are ordinary or capital; (2) in which tax jurisdictions they were generated and timing of their reversal; (3) taxable income in prior carryback years and projected taxable earnings exclusive of reversing temporary differences and carryforwards; (4) length of time that carryovers can be utilized in the various tax jurisdictions; (5) any unique tax rules that would impact the utilization of the deferred tax assets; and (6) any tax planning strategies that could be employed to reasonably assure utilization of the tax benefit prior to expiration.

The projection of future taxable earnings to be generated by subsidiaries to which the deferred tax assets apply represent a critical estimate. Key assumptions in this evaluation include the Company's forecast of future capital raises, and actual and planned business and operational changes, which are affected by future macroeconomic and Company-specific conditions and events. These assumptions rely heavily on estimates and changes in estimates could result in an establishment or an increase in valuation allowance.

An established valuation allowance may be reversed in a future period if the Company subsequently determines it is more likely than not that all or some portion of the deferred tax assets will become realizable.

A discussion of valuation allowances established in 2022 is included in Note 14 to the consolidated financial statements in Item 15 of this Annual Report.

**Impairment**

In connection with our review and preparation of the consolidated financial statements, prior to and subsequent to each quarter end, we evaluate if prevailing events or changes in circumstances indicate that carrying values of the following assets may not be recoverable, in which case, an impairment analysis is performed.

*Goodwill*

At December 31, 2023, the Company's goodwill is associated with its Investment Management and Operating segments.

Goodwill is tested for impairment at the reporting unit to which it is assigned, which can be an operating segment or one level below an operating segment. The assessment of goodwill for impairment may initially be performed based on qualitative factors to determine if it is more likely than not that the fair value of the reporting unit is less than its carrying value, including goodwill. If so, a quantitative assessment is performed, and to the extent the carrying value of the reporting unit exceeds its fair value, impairment is recognized for the excess up to the amount of goodwill assigned to the reporting unit. Alternatively, the Company may bypass a qualitative assessment and proceed directly to a quantitative assessment.

A qualitative assessment considers various factors such as macroeconomic, industry and market conditions to the extent they affect the earnings performance of the reporting unit, changes in business strategy and/or management of the reporting unit, changes in composition or mix of revenues and/or cost structure of the reporting unit, financial performance and business prospects of the reporting unit, among other factors.

In a quantitative assessment, significant judgment, assumptions and estimates are applied in determining the fair value of reporting units. The Company has generally used the income approach to estimate fair value by discounting the projected net cash flows of the reporting unit, and may corroborate with market-based data where available and appropriate. Projection of future cash flows is based upon various factors, including, but not limited to, our strategic plans in regard to our business and operations, internal forecasts, terminal year residual revenue multiples, operating profit margins, pricing of similar businesses and comparable transactions where applicable, and risk-adjusted discount rates to present value future cash flows. Given the level of sensitivity in the inputs, a change in the value of any one input, in isolation or in combination, could significantly affect the overall estimation of fair value of the reporting unit.

The Company determined that there were no indicators of impairment to goodwill in 2023.

**Acquisitions**

In a business combination or asset acquisition, all assets acquired and liabilities assumed are measured at fair value as of the acquisition date.

*Allocation of Purchase Consideration*

In a business combination, the Company measures the assets acquired, liabilities assumed and any noncontrolling interests of the acquiree at their acquisition date fair values, with the excess of purchase consideration over the fair value of net assets acquired and the fair value of any previously held interest in the acquiree, recognized as goodwill. In an asset acquisition, the Company allocates the purchase consideration to the assets acquired and liabilities assumed based upon their relative fair values, which does not give rise to goodwill.

The estimation of fair value of the assets acquired and liabilities assumed involves significant judgment and assumptions. Acquired assets are generally composed of equity interests in managed investment vehicles and investment management related intangibles such as investment management contracts and investor relationships. Equity interests in managed investment vehicles are valued based upon their latest net asset value. Identifiable intangible assets such as management contracts and investor relationships are typically valued using the income approach based upon net cash flows expected to be generated by the assets, discounted to present value. Estimates applied include, but are not limited to: expected future cash flows, reinvestment rates by existing investors in our investment management business, and discount rates. These estimates are based upon assumptions that management believes a market participant would apply in valuing the assets. These estimates and assumptions are forward-looking and are subject to uncertainties in future economic, market and industry conditions.

Refer to Note 3 to the consolidated financial statements in Item 15 of this Annual Report for additional discussion of the methodology and inputs applied in estimating fair value of assets acquired and liabilities assumed

### Consolidation

The determination of whether the Company has a controlling financial interest and therefore consolidates an entity can significantly affect presentation in the consolidated financial statements.

A consolidation assessment at the onset of the Company's initial investment in or other involvement with an entity as well as reassessments on an ongoing basis, may involve significant judgement, more so if an entity is determined to be a variable interest entity ("VIE"). A VIE is consolidated by its primary beneficiary, which is defined as the party who has a controlling financial interest in the VIE through (a) power to direct the activities of the VIE that most significantly affect the VIE's economic performance, and (b) obligation to absorb losses or right to receive benefits of the VIE that could be significant to the VIE. This assessment may involve subjectivity in the determination of which activities most significantly affect the VIE's performance, and estimates about current and future fair value of the assets held by the VIE and financial performance of the VIE. In assessing its interests in the VIE, the Company also considers interests held by its related parties, including de facto agents. Additionally, the Company assesses whether it is a member of a related party group that collectively meets the power and benefits criteria and, if so, whether the Company is most closely associated with the VIE. In performing the related party analysis, the Company considers both qualitative and quantitative factors, including, but not limited to: the characteristics and size of its investment relative to the related party; the Company's and the related party's ability to control or significantly influence key decisions of the VIE including consideration of involvement by de facto agents; the obligation or likelihood for the Company or the related party to fund operating losses of the VIE; and the similarity and significance of the VIE's business activities to those of the Company and the related party. The determination of whether an entity is a VIE, and whether the Company is the primary beneficiary, depends upon facts and circumstances specific to an entity at the time of the assessment, and could change over time.

Discussion of i) the Company's involvement in various types of entities that are considered to be VIEs and whether the Company is determined to be the primary beneficiary, and ii) entities deconsolidated during 2023 are included in Note 15 and Note 9, respectively, to the consolidated financial statements in Item 15 of this Annual Report.

### Recent Accounting Updates

The effects of accounting standards adopted in 2023 and the potential effects of accounting standards to be adopted in the future are described in Note 2 to our consolidated financial statements in Item 15. "Exhibits, Financial Statement Schedules" of this Annual Report.

### Item 7A.  Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of financial loss from adverse movement in market prices. The primary sources of market risk are interest rates, foreign currency rates, equity prices and commodity prices.

Our business is exposed primarily to the effect of market risk on our fee revenue and net carried interest allocation, foreign currency risk on non-U.S. investment management business and foreign denominated warehoused investments (if any), interest rate risk on our VFN and other variable rate debt financing warehoused investments (if any), and, equity price risk on marketable equity securities of consolidated investment vehicles.

### Market Risk Effect on Fee Revenue and Net Carried Interest Allocation

*Management Fees*—To the extent management fees are based upon fair value of the underlying investments of our managed investment vehicles, an increase or decrease in fair value will directly affect our management fee revenue. Generally, our management fee revenue is calculated based upon investors' committed capital during the commitment period of the vehicle, and thereafter, contributed or invested capital during the investing and liquidating periods, or invested capital from inception for Credit and co-investment vehicles. To a lesser extent, management fees are based upon the NAV of vehicles in our Liquid Strategies or GAV for certain InfraBridge vehicles, measured at fair value. At December 31, 2023, vehicles with NAV or GAV fee basis make up 5% of our $33 billion FEEUM. Accordingly, most of our management fee revenue will not be directly affected by changes in investment fair values.

*Principal Investment Income (Loss)*—This is our share of income (loss) from equity interests in our sponsored funds, which in turn is largely driven by fair value changes in the underlying investments of the funds.

A hypothetical 10% decline in the fair value of fund investments at December 31, 2023 would decrease the OP's share of principal investment income by approximately $110 million.

*Incentive Fees and Carried Interest*—Incentive fees and carried interest, net of management allocations, are earned based upon the financial performance of a vehicle above a specified return threshold, which is largely driven by appreciation in value of underlying investments. The amount of carried interest allocation recognized is based upon the cumulative performance of the fund if it were liquidated as of the reporting date. Carried interest is subject to reversal until such time it is distributed. The extent of the effect of fair value changes to the amount of incentive fees and carried interest earned will depend upon the cumulative performance of an investment vehicle relative to its return threshold, the performance measurement period used to calculate incentives and carried interest, and the stage of the vehicle's lifecycle.

A hypothetical 10% decline in the fair value of fund investments at December 31, 2023 would decrease carried interest by approximately $74 million, representing OP share of carried interest net of allocations to employees, former employees and Wafra. In the same scenario, generally no incentive fees would be realized.

**Foreign Currency Risk**

As of December 31, 2023, we have limited direct foreign currency exposure from our foreign operations and foreign currency denominated investments warehoused on the balance sheet for future sponsored vehicles. Changes in foreign currency rates can adversely affect earnings and the value of our foreign currency denominated investments, including investments in our foreign subsidiaries.

We have exposure to foreign currency risk from the operations of our foreign subsidiaries to the extent these subsidiaries do not transact in U.S. dollars. Generally, this is limited to our recently acquired InfraBridge advisor subsidiary which receives fee revenue predominantly in U.S. dollars but incur operating costs in Pound Sterling ("GBP").

We may have foreign currency denominated investments held by our U.S. subsidiaries that are temporarily warehoused on the balance sheet. At December 31, 2023, our foreign currency exposure is limited to only one AUD equity investment (cost of investment at AUD 35 million). Based upon book value of the investment (which is lower than cost), a hypothetical 100 basis point decline in the AUD/USD rate at December 31, 2023 would have an immaterial effect on earnings.

**Interest Rate Risk**

Instruments bearing variable interest rates include debt obligations, which are subject to interest rate fluctuations that will affect future cash flows, specifically interest expense.

Our corporate debt exposure to variable interest rates is limited to our VFN revolver, which had no outstanding amount as of December 31, 2023.

**Equity Price Risk**

At December 31, 2023, we had $84 million of long positions and $38 million of short positions in marketable equity securities, held predominantly by our consolidated sponsored liquid funds. Realized and unrealized gains and losses from marketable equity securities are recorded in other gain (loss) on the consolidated statement of operations. Market prices for publicly traded equity securities may fluctuate due to a myriad of factors, including but not limited to, financial performance of the investee, industry conditions, economic and political environment, trade volume, and general sentiments in the equity markets. Therefore the level of volatility and price fluctuations are unpredictable. Our funds constantly rebalance their investment portfolio to take advantage of market opportunities and to manage risk. Additionally, one of our funds employs a long/short equity strategy, taking long positions that serve as collateral for short positions, which in combination, reduces its market risk exposure. The effect of equity price decreases to earnings attributable to our stockholders is further reduced as our consolidated liquid funds are largely owned by third party capital, which represent noncontrolling interests.

**Item 8. Financial Statements.**

The financial statements required by this item is included in Item 15. "Exhibits and Financial Statement Schedules" of this Annual Report.

**Supplementary Financial Information**.

*Selected Quarterly Financial Information (Unaudited)*

All quarterly periods reflect a reclassification of the operating results of the two portfolio companies previously consolidated in the former Operating segment to discontinued operations.

| For the three months ended | 2023 | | | | 2022 | | | |
|---|---|---|---|---|---|---|---|---|
| (In thousands, except per share data) | Dec-31 | Sep-30 | Jun-30 | Mar-31 | Dec-31 | Sep-30 | Jun-30 | Mar-31 |
| **Statements of Operations Data:** | | | | | | | | |
| Total revenues | $ 350,310 | $ 262,703 | $ 189,874 | $ 18,496 | $ 271,049 | $ 204,465 | $ 188,945 | $ 30,312 |
| Income (loss) from continuing operations | 144,777 | 359,628 | 42,954 | (181,736) | 35,361 | 61,515 | 19,622 | (176,311) |
| Income (loss) from discontinued operations | (33,529) | (80,851) | (95,470) | (110,608) | (72,606) | (182,502) | (87,703) | (167,373) |
| Net income (loss) | 111,248 | 278,777 | (52,516) | (292,344) | (37,245) | (120,987) | (68,081) | (343,684) |
| Net income (loss) attributable to DigitalBridge Group, Inc. | 115,267 | 276,473 | (8,663) | (197,797) | (4,590) | (49,088) | (21,562) | (246,557) |
| Net income (loss) attributable to common stockholders | 100,607 | 261,828 | (22,411) | (212,473) | (19,356) | (63,273) | (37,321) | (262,316) |
| **Per Share Data:** | | | | | | | | |
| Income (loss) from continuing operations per share: | | | | | | | | |
| Basic | $ 0.67 | $ 1.67 | $ (0.06) | $ (1.20) | $ (0.16) | $ 0.16 | $ (0.13) | $ (1.27) |
| Diluted | 0.63 | 1.58 | (0.06) | (1.20) | (0.16) | 0.15 | (0.13) | (1.27) |
| Income (loss) from discontinued operations per share: | | | | | | | | |
| Basic | (0.06) | (0.07) | (0.08) | (0.15) | 0.04 | (0.55) | (0.11) | (0.57) |
| Diluted | (0.05) | (0.07) | (0.08) | (0.15) | 0.04 | (0.52) | (0.11) | (0.57) |
| Net income (loss) attributable to common stockholders per share: | | | | | | | | |
| Basic | 0.61 | 1.60 | (0.14) | (1.35) | (0.12) | (0.39) | (0.24) | (1.84) |
| Diluted | 0.58 | 1.51 | (0.14) | (1.35) | (0.12) | (0.37) | (0.24) | (1.84) |
| Dividends per common share [1] | 0.01 | 0.01 | 0.01 | 0.01 | 0.01 | 0.01 | — | — |

[1] The Company reinstated quarterly common stock dividends at $0.01 per share beginning the third quarter of 2022, having previously suspended common stock dividends from the second quarter of 2020 through the second quarter of 2022.

## Item 9.  Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

## Item 9A.  Controls and Procedures.

### Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) that are designed to ensure that information required to be disclosed in our reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

As required by Rule 13a-15(b) of the Exchange Act, we have evaluated, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at December 31, 2023.

### Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act) during the quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

As of December 31, 2023, our evaluation is ongoing for InfraBridge, which was acquired in February 2023.

**Management's Annual Report on Internal Control over Financial Reporting**

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in 13a-15(f) and 15d-15(f) of the Exchange Act). Our internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on our financial statements.

Management evaluated the effectiveness of our internal control over financial reporting using the criteria set forth in the *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). As permitted by the SEC, management has elected to exclude InfraBridge, which was acquired in February 2023, from its assessment of the effectiveness of internal control over financial reporting. As of and for the year ended December 31, 2023, InfraBridge represented 12.1% of assets, 3.2% of liabilities and 6.3% of revenues. Based on our evaluation, except for InfraBridge, management concluded that our internal control over financial reporting was effective as of December 31, 2023. We are in the process of integrating InfraBridge into our process of internal control over financial reporting.

Our internal control system was designed to provide reasonable assurance to management and our board of directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Ernst & Young LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2023, as stated in their attestation report, which is included herein.

**Report of Independent Registered Public Accounting Firm**

To the Shareholders and the Board of Directors of DigitalBridge Group, Inc.

**Opinion on Internal Control Over Financial Reporting**

We have audited DigitalBridge Group, Inc.'s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, DigitalBridge Group, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

As indicated in the accompanying Management's Annual Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of InfraBridge, which is included in the 2023 consolidated financial statements of the Company and comprised 12.1% of total assets and 3.2% of total liabilities as of December 31, 2023, and 6.3% of total revenues for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of InfraBridge.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of DigitalBridge Group, Inc. as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income (loss), equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes, and our report dated February 23, 2024 expressed an unqualified opinion thereon.

**Basis for Opinion**

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

**Definition and Limitations of Internal Control Over Financial Reporting**

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Los Angeles, California
February 23, 2024

**Item 9B.  Other Information.**

**Rule 10b5-1 Trading Plans**

During the quarter ended December 31, 2023, none of the Company's directors or executive officers adopted or terminated any contract, instruction or written plan for the purchase or sale of Company securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement."

**Item 9C.  Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.**

Not applicable.

**Item 10.  Directors, Executive Officers and Corporate Governance.**

The information required by Item 10 is hereby incorporated by reference to the definitive proxy statement to be filed with the SEC pursuant to Regulation 14A within 120 days after our fiscal year ended December 31, 2023.

**Item 11.  Executive Compensation.**

The information required by Item 11 is hereby incorporated by reference to the definitive proxy statement to be filed with the SEC pursuant to Regulation 14A within 120 days after our fiscal year ended December 31, 2023.

**Item 12.  Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.**

The information required by Item 12 is hereby incorporated by reference to the definitive proxy statement to be filed with the SEC pursuant to Regulation 14A within 120 days after our fiscal year ended December 31, 2023.

**Item 13.  Certain Relationships and Related Transactions, and Director Independence.**

The information required by Item 13 is hereby incorporated by reference to the definitive proxy statement to be filed with the SEC pursuant to Regulation 14A within 120 days after our fiscal year ended December 31, 2023.

**Item 14.  Principal Accountant Fees and Services.**

The information required by Item 14 is hereby incorporated by reference to the definitive proxy statement to be filed with the SEC pursuant to Regulation 14A within 120 days after our fiscal year ended December 31, 2023.

# PART IV

**Item 15. Exhibits and Financial Statements.**

**(a)(1) and (2). Financial Statements and Schedules of DigitalBridge Group, Inc.**

All other schedules are omitted because they are not applicable, or the required information is included in the consolidated financial statements or notes thereto.

**(a)(3) Exhibits**

The Exhibit Index attached hereto is incorporated by reference under this item.

## Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of DigitalBridge Group, Inc.

**Opinion on the Financial Statements**

We have audited the accompanying consolidated balance sheets of DigitalBridge Group, Inc. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income (loss), equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 23, 2024, expressed an unqualified opinion thereon.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

**Critical Audit Matter**

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

| | |
|---|---|
| *Description of the Matter* | At December 31, 2023, the carrying value of the Company's investments totaled $2.5 billion, including principal investments in Company-sponsored funds of $1.2 billion and carried interest allocation of $676.4 million. As discussed further in Notes 2 and 4 to the consolidated financial statements, the underlying investments of the Company's sponsored investment vehicles ("underlying investments") are reported at fair value as determined by management by applying the valuation techniques and using the significant unobservable inputs described therein, and the Company's unrealized carried interest allocation is driven primarily by changes in fair value of the underlying investments. Fair value of the underlying investments is typically estimated using unobservable inputs and assumptions that involve significant judgement including, but not limited to, the financial performance of the portfolio company, economic conditions, foreign exchange rates, comparable transactions in the market, and equity prices for publicly traded securities. |
| | Auditing management's determination of the fair value of the underlying investments that contribute to the Company's unrealized carried interest allocation which are valued using significant unobservable inputs is complex and involves a high degree of auditor subjectivity to address the higher estimation uncertainty. |
| *How We Addressed the Matter in Our Audit* | We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company's recognition of carried interest allocation, including controls over the Company's investment valuation process for the underlying investments. This included management's review controls over the assessment of the valuation techniques and significant unobservable inputs used to estimate the fair value of the underlying investments and management's evaluation of the completeness and accuracy of the data used in the valuations of the underlying investments. |
| | Our audit procedures included, among others, evaluating changes in fair value of the underlying investments to determine which investments contributed to the Company's unrealized carried interest allocation, testing the mathematical accuracy of the distribution waterfalls used to determine the Company's share of income or loss from the underlying funds and agreeing data used in the waterfall calculations to the funds' accounting records. |
| | For a sample of underlying investments where an increase in fair value contributed to the Company's unrealized carried interest allocation, we performed procedures to evaluate the appropriateness of the methodology and key inputs and assumptions used in the valuation, including, but not limited to, performing sensitivities on the inputs or assumptions used in the valuation, comparing key inputs and assumptions used in the valuations to source documents or market data, and evaluating the existence of corroborating or contrary evidence obtained through other audit procedures. Our procedures varied based on the nature of each investment selected for testing. For certain investments, we involved our internal valuation specialists to perform corroborative analyses to assess whether the key assumptions used in the valuation and the estimated fair values were supported by observable market data. |

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2009.

Los Angeles, California
February 23, 2024

# DigitalBridge Group, Inc.
## Consolidated Balance Sheets
### (In thousands, except per share data)

| | December 31, 2023 | December 31, 2022 |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ 345,335 | $ 855,564 |
| Restricted cash | 4,915 | 4,854 |
| Investments ($572,749 and $421,393 at fair value) | 2,476,093 | 1,237,363 |
| Goodwill | 465,991 | 298,248 |
| Intangible assets | 103,750 | 85,698 |
| Other assets ($0 and $11,793 at fair value) | 78,953 | 80,821 |
| Due from affiliates | 85,815 | 45,360 |
| Assets of discontinued operations | 1,698 | 8,420,595 |
| **Total assets** | $ 3,562,550 | $ 11,028,503 |
| **Liabilities** | | |
| Debt | $ 371,783 | $ 569,375 |
| Other liabilities ($124,019 and $183,628 at fair value) | 681,451 | 546,923 |
| Liabilities of discontinued operations | 153 | 5,342,142 |
| **Total liabilities** | 1,053,387 | 6,458,440 |
| Commitments and contingencies (Note 18) | | |
| **Redeemable noncontrolling interests** | 17,862 | 100,574 |
| **Equity** | | |
| Stockholders' equity: | | |
| Preferred stock, $0.01 par value per share; $821,899 and $827,779 liquidation preference; 250,000 shares authorized; 32,876 and 33,111 shares issued and outstanding | 794,670 | 800,355 |
| Common stock, $0.01 and $0.04 par value per share | | |
| Class A, 237,250 shares authorized; 163,209 and 159,763 shares issued and outstanding | 1,632 | 6,390 |
| Class B, 250 shares authorized; 166 shares issued and outstanding | 2 | 7 |
| Additional paid-in capital | 7,855,842 | 7,818,068 |
| Accumulated deficit | (6,842,502) | (6,962,613) |
| Accumulated other comprehensive income (loss) | 1,411 | (1,509) |
| Total stockholders' equity | 1,811,055 | 1,660,698 |
| Noncontrolling interests in investment entities | 605,311 | 2,743,896 |
| Noncontrolling interests in Operating Company | 74,935 | 64,895 |
| Total equity | 2,491,301 | 4,469,489 |
| **Total liabilities, redeemable noncontrolling interests and equity** | $ 3,562,550 | $ 11,028,503 |

The accompanying notes form an integral part of the consolidated financial statements.

# DigitalBridge Group, Inc.
## Consolidated Statements of Operations
### (In thousands, except per share data)

| | | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | **2023** | | **2022** | | **2021** |
| **Revenues** | | | | | | |
| Fee revenue ($254,429, $167,733 and $170,929 from affiliates) | $ | 264,117 | $ | 172,673 | $ | 180,826 |
| Carried interest allocation | | 363,075 | | 378,342 | | 99,207 |
| Principal investment income | | 145,448 | | 56,731 | | 86,023 |
| Other income ($10,400, $4,337 and $10,185 from affiliates) | | 48,743 | | 87,025 | | 21,774 |
| Total revenues | | 821,383 | | 694,771 | | 387,830 |
| **Expenses** | | | | | | |
| Interest expense | | 24,540 | | 42,926 | | 63,244 |
| Investment-related expense | | 3,155 | | 23,219 | | 7,168 |
| Transaction-related costs | | 10,823 | | 10,129 | | 5,515 |
| Depreciation and amortization | | 36,651 | | 44,271 | | 44,353 |
| Compensation expense—cash and equity-based | | 206,892 | | 154,752 | | 159,772 |
| Compensation expense—incentive fee and carried interest allocation | | 186,030 | | 202,286 | | 65,890 |
| Administrative expense | | 83,782 | | 94,122 | | 77,768 |
| Total expenses | | 551,873 | | 571,705 | | 423,710 |
| **Other income (loss)** | | | | | | |
| Other gain (loss), net | | 96,119 | | (169,747) | | (20,119) |
| **Income (loss) from continuing operations before income taxes** | | 365,629 | | (46,681) | | (55,999) |
| Income tax benefit (expense) | | (6) | | (13,132) | | 21,463 |
| **Income (loss) from continuing operations** | | 365,623 | | (59,813) | | (34,536) |
| Income (loss) from discontinued operations | | (320,458) | | (510,184) | | (782,375) |
| **Net income (loss)** | | 45,165 | | (569,997) | | (816,911) |
| Net income (loss) attributable to noncontrolling interests: | | | | | | |
| Redeemable noncontrolling interests | | 6,503 | | (26,778) | | 34,677 |
| Investment entities | | (155,756) | | (189,053) | | (500,980) |
| Operating Company | | 9,138 | | (32,369) | | (40,511) |
| **Net income (loss) attributable to DigitalBridge Group, Inc.** | | 185,280 | | (321,797) | | (310,097) |
| Preferred stock dividends | | 58,656 | | 61,567 | | 70,627 |
| Preferred stock repurchases | | (927) | | (1,098) | | 4,992 |
| **Net income (loss) attributable to common stockholders** | $ | 127,551 | $ | (382,266) | $ | (385,716) |
| **Income (loss) per share—basic** | | | | | | |
| Income (loss) from continuing operations per common share—basic | $ | 1.13 | $ | (1.23) | $ | (1.27) |
| Net income (loss) attributable to common stockholders per common share—basic | $ | 0.78 | $ | (2.47) | $ | (3.14) |
| **Income (loss) per share—diluted** | | | | | | |
| Income (Loss) from continuing operations per common share—diluted | $ | 1.10 | $ | (1.23) | $ | (1.27) |
| Net income (loss) attributable to common stockholders per common share—diluted | $ | 0.77 | $ | (2.47) | $ | (3.14) |
| **Weighted average number of shares** | | | | | | |
| Basic | | 159,868 | | 154,495 | | 122,864 |
| Diluted | | 169,720 | | 154,495 | | 122,864 |
| **Dividends declared per common share** | $ | 0.04 | $ | 0.02 | $ | — |

The accompanying notes form an integral part of the consolidated financial statements.

**DigitalBridge Group, Inc.**
**Consolidated Statements of Comprehensive Income (Loss)**
**(In thousands)**

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2023** | **2022** | **2021** |
| Net income (loss) | $ 45,165 | $ (569,997) | $ (816,911) |
| Changes in accumulated other comprehensive income (loss) related to: | | | |
| Equity method investments | 318 | (2,867) | (17,048) |
| Available-for-sale debt securities | — | (6,373) | (331) |
| Foreign currency translation | 2,279 | (44,232) | (94,560) |
| Cash flow hedges | — | — | 1,285 |
| Net investment hedges | — | (8,368) | (57,291) |
| Other comprehensive income (loss) | 2,597 | (61,840) | (167,945) |
| Comprehensive income (loss) | 47,762 | (631,837) | (984,856) |
| Comprehensive income (loss) attributable to noncontrolling interests: | | | |
| Redeemable noncontrolling interests | 6,503 | (26,778) | 34,677 |
| Investment entities | (155,340) | (203,125) | (581,540) |
| Operating Company | 9,365 | (36,116) | (48,783) |
| Comprehensive income (loss) attributable to stockholders | $ 187,234 | $ (365,818) | $ (389,210) |

The accompanying notes form an integral part of the consolidated financial statements.

**DigitalBridge Group, Inc.**
**Consolidated Statements of Equity**
**(In thousands, except per share data)**

| | Preferred Stock | Common Stock | Additional Paid-in Capital | Accumulated Deficit | Accumulated Other Comprehensive Income (Loss) | Total Stockholders' Equity | Noncontrolling Interests in Investment Entities | Noncontrolling Interests in Operating Company | Total Equity |
|---|---|---|---|---|---|---|---|---|---|
| **Balance at December 31, 2020** | $ 999,490 | $ 4,841 | $ 7,570,473 | $ (6,195,456) | $ 122,123 | $ 2,501,471 | $ 4,327,372 | $ 155,747 | $ 6,984,590 |
| Net income (loss) | — | — | — | (310,097) | — | (310,097) | (500,980) | (40,511) | (851,588) |
| Other comprehensive income (loss) | — | — | — | — | (79,113) | (79,113) | (80,560) | (8,272) | (167,945) |
| Redemption of preferred stock (Note 8) | (145,258) | — | (4,992) | — | — | (150,250) | — | — | (150,250) |
| Exchange of notes for common stock | — | 734 | 181,473 | — | — | 182,207 | — | — | 182,207 |
| Shares issued pursuant to settlement liability | — | 60 | 46,982 | — | — | 47,042 | — | — | 47,042 |
| Deconsolidation of investment entities (Note 2) | — | — | 1,956 | — | (1,482) | 474 | (1,080,134) | — | (1,079,660) |
| Redemption of OP Units for class A common stock | — | 20 | 4,627 | — | — | 4,647 | — | (4,647) | — |
| Equity-based compensation | — | 66 | 51,224 | — | — | 51,290 | 2,841 | 3,898 | 58,029 |
| Shares canceled for tax withholdings on vested equity awards | — | (29) | (19,331) | — | — | (19,360) | — | — | (19,360) |
| Contributions from noncontrolling interests | — | — | — | — | — | — | 202,471 | — | 202,471 |
| Distributions to noncontrolling interests | — | — | — | — | — | — | (222,519) | — | (222,519) |
| Preferred stock dividends | — | — | — | (70,627) | — | (70,627) | — | — | (70,627) |
| Reallocation of equity (Notes 2 and 9) | — | — | (11,605) | — | 855 | (10,750) | 4,682 | 6,068 | — |
| **Balance at December 31, 2021** | 854,232 | 5,692 | 7,820,807 | (6,576,180) | 42,383 | 2,146,934 | 2,653,173 | 112,283 | 4,912,390 |

The accompanying notes form an integral part of the consolidated financial statements.

**DigitalBridge Group, Inc.**
**Consolidated Statements of Equity (Continued)**
**(In thousands, except per share data)**

| | Preferred Stock | Common Stock | Additional Paid-in Capital | Accumulated Deficit | Accumulated Other Comprehensive Income (Loss) | Total Stockholders' Equity | Noncontrolling Interests in Investment Entities | Noncontrolling Interests in Operating Company | Total Equity |
|---|---|---|---|---|---|---|---|---|---|
| **Balance at December 31, 2021** | $ 854,232 | $ 5,692 | $ 7,820,807 | $ (6,576,180) | $ 42,383 | $ 2,146,934 | $ 2,653,173 | $ 112,283 | $ 4,912,390 |
| Net income (loss) | — | — | — | (321,797) | — | (321,797) | (189,053) | (32,369) | (543,219) |
| Other comprehensive income (loss) | — | — | — | — | (44,021) | (44,021) | (14,072) | (3,747) | (61,840) |
| Stock repurchases | (53,877) | (168) | (53,740) | — | — | (107,785) | — | — | (107,785) |
| Cost of DataBank recapitalization | — | — | (13,122) | — | — | (13,122) | (21,247) | — | (34,369) |
| DataBank recapitalization (Note 9) | — | — | 230,238 | — | — | 230,238 | (230,238) | — | — |
| Exchange of notes for common stock (Note 7) | — | 256 | 177,562 | — | — | 177,818 | — | — | 177,818 |
| Adjustment of redeemable noncontrolling interest and warrants to fair value (Note 9) | — | — | (725,026) | — | — | (725,026) | — | — | (725,026) |
| Shares issued for redemption of redeemable noncontrolling interest (Note 9) | — | 577 | 348,182 | — | — | 348,759 | — | — | 348,759 |
| Transaction costs incurred in connection with redemption of redeemable noncontrolling interest | — | — | (7,137) | — | — | (7,137) | — | — | (7,137) |
| Reclassification of carried interest allocated to redeemable noncontrolling interest to noncontrolling interest in investment entities (Note 9) | — | — | — | — | — | — | 4,087 | — | 4,087 |
| Assumption of deferred tax asset resulting from redemption of redeemable noncontrolling interest (Note 9) | — | — | 5,200 | — | — | 5,200 | — | — | 5,200 |
| Deconsolidation of investment entities (Note 2) | — | — | — | — | — | — | (376,177) | — | (376,177) |
| Redemption of OP Units for class A common stock | — | 4 | 337 | — | — | 341 | — | (341) | — |
| Equity-based compensation | — | 63 | 39,933 | — | — | 39,996 | 12,834 | 2,498 | 55,328 |
| Shares canceled for tax withholdings on vested equity awards | — | (27) | (18,212) | — | — | (18,239) | — | — | (18,239) |
| Issuance of OP Units in connection with business combinations | — | — | — | — | — | — | — | — | — |
| Acquisition from noncontrolling interests | — | — | — | — | — | — | (32,076) | — | (32,076) |
| Contributions from noncontrolling interests | — | — | — | — | — | — | 2,613,962 | — | 2,613,962 |
| Distributions to noncontrolling interests | — | — | — | — | — | — | (1,677,297) | (254) | (1,677,551) |
| Preferred stock dividends | — | — | — | (61,401) | — | (61,401) | — | — | (61,401) |
| Common stock dividends declared ($0.02 per share) | — | — | — | (3,235) | — | (3,235) | — | — | (3,235) |
| Reallocation of equity (Notes 2 and 9) | — | — | 13,046 | — | 129 | 13,175 | — | (13,175) | — |
| **Balance at December 31, 2022** | $ 800,355 | $ 6,397 | $ 7,818,068 | $ (6,962,613) | $ (1,509) | $ 1,660,698 | $ 2,743,896 | $ 64,895 | $ 4,469,489 |

The accompanying notes form an integral part of the consolidated financial statements.

**DigitalBridge Group, Inc.**
**Consolidated Statements of Equity (Continued)**
**(In thousands, except per share data)**

| | Preferred Stock | Common Stock | Additional Paid-in Capital | Accumulated Deficit | Accumulated Other Comprehensive Income (Loss) | Total Stockholders' Equity | Noncontrolling Interests in Investment Entities | Noncontrolling Interests in Operating Company | Total Equity |
|---|---|---|---|---|---|---|---|---|---|
| **Balance at December 31, 2022** | $ 800,355 | $ 6,397 | $ 7,818,068 | $ (6,962,613) | $ (1,509) | $ 1,660,698 | $ 2,743,896 | $ 64,895 | $ 4,469,489 |
| Net income (loss) | — | — | — | 185,280 | — | 185,280 | (155,756) | 9,138 | 38,662 |
| Other comprehensive income (loss) | — | — | — | — | 1,954 | 1,954 | 416 | 227 | 2,597 |
| Stock repurchases (Note 8) | (5,685) | — | 927 | — | — | (4,758) | — | — | (4,758) |
| Change in common stock par value (Note 8) | — | (4,862) | 4,862 | — | — | — | — | — | — |
| DataBank recapitalization (Note 9) | — | — | (14,791) | — | — | (14,791) | 33,001 | — | 18,210 |
| Vantage SDC expansion capacity funded through equity, net of liability settlement (Note 9) | — | — | 12,255 | — | — | 12,255 | 97,307 | — | 109,562 |
| Deconsolidation of investment entities (Note 9) | — | — | — | — | 965 | 965 | (2,137,819) | — | (2,136,854) |
| Redemption of OP Units for cash and class A common stock | — | 3 | 981 | — | — | 984 | — | (984) | — |
| Equity-based compensation | — | 122 | 53,343 | — | — | 53,465 | 14,010 | 164 | 67,639 |
| Shares canceled for tax withholdings on vested stock awards | — | (26) | (18,654) | — | — | (18,680) | — | — | (18,680) |
| Contributions from noncontrolling interests | — | — | — | — | — | — | 115,781 | — | 115,781 |
| Distributions to noncontrolling interests | — | — | — | — | — | — | (104,681) | (497) | (105,178) |
| Preferred stock dividends | — | — | — | (58,656) | — | (58,656) | — | — | (58,656) |
| Common stock dividends declared ($0.04 per share) | — | — | — | (6,513) | — | (6,513) | — | — | (6,513) |
| Reallocation of equity (Note 2 and Note 9) | — | — | (1,149) | — | 1 | (1,148) | (844) | 1,992 | — |
| **Balance at December 31, 2023** | 794,670 | 1,634 | 7,855,842 | (6,842,502) | 1,411 | 1,811,055 | 605,311 | 74,935 | 2,491,301 |

The accompanying notes form an integral part of the consolidated financial statements.

# DigitalBridge Group, Inc.
## Consolidated Statements of Cash Flows
### (In thousands)

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2023 | 2022 | 2021 |
| **Cash Flows from Operating Activities** | | | |
| Net income (loss) | $ 45,165 | $ (569,997) | $ (816,911) |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | | |
| Amortization of discount and net origination fees on loans receivable and debt securities | — | — | — |
| Paid-in-kind interest added to loan principal | (948) | (7,144) | 8,398 |
| Straight-line rent income | (10,286) | (25,488) | 2,778 |
| Amortization of above- and below-market lease values, net | 1,664 | 208 | 5,042 |
| Amortization of deferred financing costs and debt discount and premium, net | 21,119 | 106,410 | 65,129 |
| Unrealized carried interest allocation | (334,672) | (253,447) | (100,800) |
| Unrealized principal investment income | (145,448) | (56,731) | (86,023) |
| Other equity method (earnings) losses | 15,188 | 45,489 | 194,071 |
| Distributions of income from equity method investments | 3,776 | 2,992 | 3,054 |
| Impairment of real estate and intangible assets | — | 35,985 | 319,263 |
| Allowance for doubtful accounts | — | — | 3,294 |
| Depreciation and amortization | 485,551 | 579,250 | 636,555 |
| Equity-based compensation | 67,639 | 54,710 | 59,416 |
| Gain on sales of real estate, net | — | — | (49,429) |
| Deferred income tax (benefit) expense | (69) | 11,572 | (68,454) |
| (Gain) Loss on debt extinguishment | — | 133,173 | (29,099) |
| Other (gain) loss, net | (101,209) | 22,245 | 114,418 |
| Other adjustments, net | 162 | (997) | (7,484) |
| (Increase) decrease in other assets and due from affiliates | (7,058) | 35,372 | (72,700) |
| Increase (decrease) in accrued and other liabilities and due to affiliates | 193,063 | 148,980 | 67,719 |
| Net cash provided by (used in) operating activities | 233,637 | 262,582 | 248,237 |
| **Cash Flows from Investing Activities** | | | |
| Contributions to and acquisition of equity investments | (584,589) | (570,035) | (549,621) |
| Return of capital from equity method investments | 79,229 | 59,248 | 90,205 |
| Proceeds from sale of equity investments | 695,683 | 522,337 | 564,025 |
| Acquisition of loans receivable and debt securities | — | (164,815) | (147,498) |
| Proceeds from paydown and maturity of debt securities | — | 573 | 1,261 |
| Net disbursements on originated loans | — | (215,918) | (33,272) |
| Repayments of loans receivable | 6,804 | 23,956 | 485,613 |
| Proceeds from sales of loans receivable and debt securities | — | 401,002 | 146,004 |
| Acquisition of and additions to real estate, related intangibles and leasing commissions | (653,470) | (2,141,237) | (828,361) |
| Proceeds from sales of real estate investment holding entities | — | 162,268 | 408,391 |
| Investment deposits | (4,140) | 630 | (21,418) |
| Net receipt (payment) on settlement of derivatives | 3,401 | 9,352 | 17,123 |
| Acquisition of InfraBridge, net of cash acquired (Note 3) | (314,266) | — | — |
| Proceeds from sale of fixed assets | — | — | 14,946 |
| Cash and restricted cash derecognized in deconsolidation of investment entities | (229,183) | — | — |
| Proceeds from DataBank recapitalization, net of carried interest distribution | 21,487 | — | — |
| Other investing activities, net | — | (769) | (833) |
| Net cash provided by (used in) investing activities | (979,044) | (1,913,408) | 146,565 |

The accompanying notes form an integral part of the consolidated financial statements.

<p style="text-align:center"><strong>DigitalBridge Group, Inc.</strong><br/><strong>Consolidated Statements of Cash Flows (Continued)</strong><br/><strong>(In thousands)</strong></p>

| | | Year Ended December 31, | |
| --- | --- | --- | --- |
| | 2023 | 2022 | 2021 |
| **Cash Flows from Financing Activities** | | | |
| Dividends paid to preferred stockholders | $ (58,761) | $ (62,395) | $ (73,384) |
| Dividends paid to common stockholders | (6,477) | (1,636) | — |
| Repurchases of common stock | — | (55,006) | — |
| Borrowings on corporate debt | — | 290,000 | 345,000 |
| Repayments of corporate debt, including senior notes | (200,000) | (304,237) | (76,502) |
| Borrowings from investment level debt | 1,722,443 | 872,726 | 2,094,722 |
| Repayments of investment level debt | (1,199,865) | (210,268) | (1,643,900) |
| Payment of deferred financing costs and prepayment penalties on investment level debt | (38,029) | (18,688) | (48,127) |
| Contributions from noncontrolling interests | 116,081 | 2,625,612 | 232,144 |
| Distributions to and redemptions of noncontrolling interests | (163,802) | (2,109,229) | (249,083) |
| Payment of contingent consideration to Wafra | (90,000) | — | — |
| Repurchases of preferred stock | (4,758) | (52,779) | (150,250) |
| Shares canceled for tax withholdings on vested equity awards | (18,680) | (18,239) | (19,360) |
| Acquisition of noncontrolling interest | — | (32,076) | — |
| Net cash provided by (used in) financing activities | 58,152 | 923,785 | 411,260 |
| Effect of exchange rates on cash, cash equivalents and restricted cash | 766 | (2,465) | (2,825) |
| Net increase (decrease) in cash, cash equivalents and restricted cash | (686,489) | (729,506) | 803,237 |
| Cash, cash equivalents and restricted cash—beginning of period | 1,036,739 | 1,766,245 | 963,008 |
| Cash, cash equivalents and restricted cash—end of period | $ 350,250 | $ 1,036,739 | $ 1,766,245 |

**Reconciliation of cash, cash equivalents and restricted cash to consolidated balance sheets**

| | | Year Ended December 31, | |
| --- | --- | --- | --- |
| | 2023 | 2022 | 2021 |
| <u>Beginning of period</u> | | | |
| Cash and cash equivalents | $ 855,564 | $ 1,226,897 | $ 703,544 |
| Restricted cash | 4,854 | 7,511 | 67,772 |
| Assets of discontinued operations—cash and cash equivalents | 62,690 | 375,205 | — |
| Assets of discontinued operations—restricted cash | 113,631 | 156,632 | 191,692 |
| Total cash, cash equivalents and restricted cash—beginning of period | $ 1,036,739 | $ 1,766,245 | $ 963,008 |
| | | | |
| <u>End of period</u> | | | |
| Cash and cash equivalents | $ 345,335 | $ 855,564 | $ 1,226,897 |
| Restricted cash | 4,915 | 4,854 | 7,511 |
| Assets of discontinued operations—cash and cash equivalents | — | 62,690 | 375,205 |
| Assets of discontinued operations—restricted cash | — | 113,631 | 156,632 |
| Total cash, cash equivalents and restricted cash—end of period | $ 350,250 | $ 1,036,739 | $ 1,766,245 |

<p style="text-align:center">The accompanying notes form an integral part of the consolidated financial statements.</p>

## Supplemental Disclosure of Cash Flow Information

| (In thousands) | Year Ended December 31, 2023 | 2022 | 2021 |
|---|---|---|---|
| **Supplemental Disclosure of Cash Flow Information** | | | |
| Cash paid for interest, net of amounts capitalized of $5,433, $3,206 and $1,567 | $ 179,071 | $ 219,851 | $ 444,365 |
| Cash received (paid) for income taxes | 57 | 11,747 | 5,927 |
| Operating lease payments for corporate offices | 9,096 | 9,651 | 10,358 |
| Operating lease payments for TowerCo | — | 11,709 | — |
| **Supplemental Disclosure of Cash Flows from Discontinued Operations** | | | |
| Net cash provided by (used in) operating activities of discontinued operations | $ 233,903 | $ 300,482 | $ 375,250 |
| Net cash provided by (used in) investing activities of discontinued operations | (600,050) | (1,377,005) | 336,102 |
| **Supplemental Disclosure of Noncash Investing and Financing Activities** | | | |
| Dividends and distributions payable | $ 16,477 | $ 16,491 | $ 15,759 |
| Receivables from asset sales | 662 | 16,824 | 14,045 |
| Contingent consideration for acquisition of InfraBridge | 10,874 | — | — |
| Redemption of OP Units for common stock | 984 | 341 | 4,647 |
| Redemption of redeemable noncontrolling interest for common stock | — | 348,759 | — |
| Exchange of notes into shares of Class A common stock | — | 60,317 | 161,261 |
| Debt assumed by buyer in sale of real estate | — | — | 44,148 |
| Seller note received in sale of NRF Holdco equity (Note 2) | — | 154,992 | — |
| Loan receivable relieved in exchange for equity investment acquired | — | 20,676 | — |
| Vantage SDC capacity funded through equity, net of liability settlement (Note 9) | 109,562 | — | — |
| Operating lease ROU assets and lease liabilities established for corporate offices | 15,314 | 5,837 | 421 |
| Assets of investment entities disposed of in sale of equity and/or deconsolidated[(1)] | 8,659,140 | 4,689,188 | 5,614,465 |
| Liabilities of investment entities disposed of in sale of equity and/or deconsolidated[(1)] | 5,941,332 | 3,948,016 | 4,291,557 |
| Assets of investment entities deconsolidated [(1)] | — | — | — |
| Liabilities of investment entities deconsolidated [(1)] | — | — | — |
| Noncontrolling interests of investment entities disposed of in sale of equity and/or deconsolidated [(1)] | 2,398,693 | 415,098 | 1,080,134 |

(1) Represents deconsolidation of Vantage SDC and DataBank in 2023, sale of Wellness Infrastructure business in 2022, and sale of non-digital investment portfolio and hospitality business in 2021 (Notes 9 and 2)

The accompanying notes form an integral part of the consolidated financial statements.

**DigitalBridge Group, Inc.**
**Notes to Consolidated Financial Statements**
**December 31, 2023**

## 1. Business and Organization

DigitalBridge Group, Inc. ("DBRG," and together with its consolidated subsidiaries, the "Company") is a leading global digital infrastructure investment manager. The Company deploys and manages capital on behalf of its investors and shareholders across the digital infrastructure ecosystem, including data centers, cell towers, fiber networks, small cells, and edge infrastructure. The Company's investment management platform is anchored by its flagship value-add digital infrastructure equity offerings, and has expanded to include offerings in core equity, credit, liquid securities, and mid-market global infrastructure equity through InfraBridge (Note 3).

On December 31, 2023, the Operating segment was discontinued following full deconsolidation of the portfolio companies in the Operating segment, as discussed in Note 9, at which time, the activities thereof qualified as discontinued operations (Note 2). All prior periods presented have been reclassified to conform to current period presentation as discontinued operations.

### Organization

The Company operates as a taxable C Corporation commencing with the taxable year ended December 31, 2022. The Company conducts all of its activities and holds substantially all of its assets and liabilities through its operating subsidiary, DigitalBridge Operating Company, LLC (the "Operating Company" or the "OP"). At December 31, 2023, the Company owned 93% of the OP, as its sole managing member. The remaining 7% is owned primarily by certain current and former employees of the Company as noncontrolling interests.

## 2. Summary of Significant Accounting Policies

The significant accounting policies of the Company are described below.

### *Basis of Presentation*

The accompanying consolidated financial statements include the accounts of the Company and its controlled subsidiaries. All significant intercompany accounts and transactions have been eliminated. The portions of equity, net income and other comprehensive income of consolidated subsidiaries that are not attributable to the parent are presented separately as amounts attributable to noncontrolling interests in the consolidated financial statements. Noncontrolling interests represents predominantly the majority ownership held by third party investors in the Company's former Operating segment, carried interest allocation to certain senior executives of the Company (Note 16), and membership interests in OP held by certain current and former employees of the Company.

To the extent the Company consolidates a subsidiary that is subject to industry-specific guidance such as investment company accounting applied by the Company's consolidated funds, the Company retains the industry-specific guidance applied by that subsidiary in its consolidated financial statements.

### *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.

### *Principles of Consolidation*

The Company consolidates entities in which it has a controlling financial interest by first considering if an entity meets the definition of a variable interest entity ("VIE") for which the Company is deemed to be the primary beneficiary, or if the Company has the power to control an entity through a majority of voting interest or through other arrangements.

*Variable Interest Entities*—A VIE is an entity that either (i) lacks sufficient equity to finance its activities without additional subordinated financial support from other parties; (ii) whose equity holders lack the characteristics of a controlling financial interest; and/or (iii) is established with non-substantive voting rights. A VIE is consolidated by its primary beneficiary, which is defined as the party who has a controlling financial interest in the VIE through (a) power to direct the activities of the VIE that most significantly affect the VIE's economic performance, and (b) obligation to absorb losses or right to receive benefits of the VIE that could be significant to the VIE. This assessment may involve subjectivity in the determination of which activities most significantly affect the VIE's performance, and estimates about current and future fair value of the assets held by the VIE and financial performance of the VIE. In assessing its interests in the VIE, the Company also considers interests held by its related parties, including de facto agents. Additionally, the Company assesses whether it is a member of a related party group that collectively meets the power and benefits criteria and, if so, whether the Company is most closely associated with the VIE. In performing the related party analysis, the Company considers both qualitative and quantitative factors, including, but not limited to: the characteristics and size of its investment relative to the related party; the Company's and the related party's ability to control or significantly influence key decisions of the VIE including consideration of involvement by de facto agents; the obligation or likelihood for the Company or the related party to fund operating losses of the VIE; and the similarity and significance of the VIE's business activities to those of the Company and the related party. The determination of whether an entity is a VIE, and whether the Company is the primary beneficiary, may involve significant judgment, and depends upon facts and circumstances specific to an entity at the time of the assessment.

*Voting Interest Entities*—Unlike VIEs, voting interest entities have sufficient equity to finance their activities and equity investors exhibit the characteristics of a controlling financial interest through their voting rights. The Company consolidates such entities when it has the power to control these entities through ownership of a majority of the entities' voting interests or through other arrangements.

At each reporting period, the Company reassesses whether changes in facts and circumstances cause a change in the status of an entity as a VIE or voting interest entity, and/or a change in the Company's consolidation assessment. Changes in consolidation status are applied prospectively. An entity may be consolidated as a result of this reassessment, in which case, the assets, liabilities and noncontrolling interest in the entity are recorded at fair value upon initial consolidation. Any existing equity interest held by the Company in the entity prior to the Company obtaining control will be remeasured at fair value, which may result in a gain or loss recognized upon initial consolidation. However, if the consolidation represents an asset acquisition of a voting interest entity, the Company's existing interest in the acquired assets, if any, is not remeasured to fair value but continues to be carried at historical cost. The Company may also deconsolidate a subsidiary as a result of this reassessment, which may result in a gain or loss recognized upon deconsolidation depending on the carrying values of deconsolidated assets and liabilities compared to the fair value of any interests retained.

### Noncontrolling Interests

*Redeemable Noncontrolling Interests*—This represents noncontrolling interests in sponsored open-end funds in the Liquid Strategies that are consolidated by the Company. The limited partners of these funds have the ability to withdraw all or a portion of their interests from the funds in cash with advance notice.

Redeemable noncontrolling interests is presented outside of permanent equity. Allocation of net income or loss to redeemable noncontrolling interests is based upon their ownership percentage during the period. The carrying amount of redeemable noncontrolling interests is adjusted to its redemption value at the end of each reporting period to an amount not less than its initial carrying value, except for amounts contingently redeemable which will be adjusted to redemption value only when redemption is probable. Such adjustments will be recognized in additional paid-in capital.

Prior to full redemption in May 2022, there was also redeemable noncontrolling interests in the Company's investment management business, as discussed in Note 9.

*Noncontrolling Interests in Investment Entities*—This represents predominantly carried interest allocation to certain senior executives of the Company (Note 16). Excluding carried interests, allocation of net income or loss is generally based upon relative ownership interests.

*Noncontrolling Interests in Operating Company*—This represents membership interests in OP held primarily by certain current and former employees of the Company. Noncontrolling interests in OP are allocated a share of net income or loss in OP based upon their weighted average ownership interest in OP during the period. Noncontrolling interests in OP have the right to require OP to redeem part or all of such member's membership units in OP ("OP Units") for cash based on the market value of an equivalent number of shares of class A common stock at the time of redemption, or at the Company's election as managing member of OP, through issuance of shares of class A common stock (registered or unregistered) on a one-for-one basis. At the end of each reporting period, noncontrolling interests in OP is adjusted to reflect their ownership percentage in OP at the end of the period, through a reallocation between controlling and noncontrolling interests in OP, as applicable.

### Foreign Currency

Assets and liabilities denominated in a foreign currency for which the functional currency is a foreign currency are translated using the exchange rate in effect at the balance sheet date and the corresponding results of operations for such entities are translated using the average exchange rate in effect during the period. The resulting foreign currency translation adjustments are recorded as a component of accumulated other comprehensive income or loss in stockholders' equity. Upon sale, complete or substantially complete liquidation of a foreign subsidiary, or upon partial sale of a foreign equity method investment, the translation adjustment associated with the foreign subsidiary or investment, or a proportionate share related to the portion of equity method investment sold, is reclassified from accumulated other comprehensive income or loss into earnings.

Financial assets and liabilities denominated in a foreign currency for which the functional currency is the U.S. dollar are remeasured using the exchange rate in effect at the balance sheet date, whereas non-financial assets and liabilities are remeasured using the exchange rate on the date the item was initially recognized (i.e., the historical rate), and the corresponding results of operations for such entities are remeasured using the average exchange rate in effect during the period. The resulting foreign currency remeasurement adjustments are recorded in other gain (loss) on the consolidated statements of operations. Disclosures of non-U.S. dollar amounts to be recorded in the future are translated using exchange rates in effect at the date of the most recent balance sheet presented.

### Fair Value Measurement

Fair value is based on an exit price, defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Where appropriate, the Company makes adjustments to estimated fair values to appropriately reflect counterparty credit risk as well as the Company's own credit-worthiness.

The estimated fair value of financial assets and financial liabilities are categorized into a three tier hierarchy, prioritized based on the level of transparency in inputs used in the valuation techniques, as follows:

*Level 1*—Quoted prices (unadjusted) in active markets for identical assets or liabilities.

*Level 2*—Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in non-active markets, or valuation techniques utilizing inputs that are derived principally from or corroborated by observable data directly or indirectly for substantially the full term of the financial instrument.

*Level 3*—At least one assumption or input is unobservable and it is significant to the fair value measurement, requiring significant management judgment or estimate.

Where the inputs used to measure the fair value of a financial instrument falls into different levels of the fair value hierarchy, the financial instrument is categorized within the hierarchy based on the lowest level of input that is significant to its fair value measurement.

Due to the inherently judgmental nature of Level 3 fair value, changes in assumptions or inputs applied as of reporting date could result in a higher or lower fair value, and realized value may differ from the estimated unrealized fair value.

### Fair Value Option

The fair value option provides an option to elect fair value as a measurement alternative for selected financial instruments. The fair value option may be elected only upon the occurrence of certain specified events, including when the Company enters into an eligible firm commitment, at initial recognition of the financial instrument, as well as upon a business combination or consolidation of a subsidiary. The election is irrevocable unless a new election event occurs.

The Company has elected fair value option to account for certain equity method investments and loans receivable.

### Business Combinations

*Definition of a Business*—The Company evaluates each purchase transaction to determine whether the acquired assets meet the definition of a business. If substantially all of the fair value of gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, then the set of transferred assets and activities is not a business. If not, for an acquisition to be considered a business, it would have to include an input and a substantive process that together significantly contribute to the ability to create outputs (i.e., there is a continuation of revenue before and after the transaction). A substantive process is not ancillary or minor, cannot be replaced without significant costs, effort or delay or is otherwise considered unique or scarce. To qualify as a business without outputs, the acquired assets would require an organized workforce with the necessary skills, knowledge and experience to perform a substantive process.

*Business Combinations*—The Company accounts for acquisitions that qualify as business combinations by applying the acquisition method. Transaction costs related to acquisition of a business are expensed as incurred and excluded from the fair value of consideration transferred. The identifiable assets acquired, liabilities assumed and noncontrolling interests in an acquired entity are recognized and measured at their estimated fair values, except as discussed below. The excess of the consideration transferred over the value of identifiable assets acquired, liabilities assumed and noncontrolling interests in an acquired entity, net of fair value of any previously held interest in the acquired entity, is recorded as goodwill. Such valuations require management to make significant estimates and assumptions.

With respect to contract assets and contract liabilities acquired in a business combination, these are not accounted for under the fair value basis at the time of acquisition. Instead, the Company determines the value of these revenue contracts as if it had originated the acquired contracts by evaluating the associated performance obligations, transaction price and relative stand-alone selling price at the original contract inception date or subsequent modification dates.

The estimated fair values and allocation of consideration are subject to adjustments during the measurement period, not to exceed one year, based upon new information obtained about facts and circumstances that existed at time of acquisition.

*Contingent Consideration*—Contingent consideration is classified as a liability or equity, as applicable. Contingent consideration in connection with the acquisition of a business or a VIE is measured at fair value on acquisition date, and unless classified as equity, is remeasured at fair value each reporting period thereafter until the consideration is settled, with changes in fair value included in earnings.

### Cash and Cash Equivalents

Short-term, highly liquid investments with original maturities of three months or less are considered to be cash equivalents. The Company's cash and cash equivalents are held with major financial institutions and may at times exceed federally insured limits.

### Restricted Cash

Restricted cash consists primarily of cash reserves maintained pursuant to the governing agreement of the securitized debt of the Company and prior to December 31, 2023, securitized debt of portfolio companies in the Operating segment.

### Investments

#### Equity Investments

A noncontrolling, unconsolidated ownership interest in an entity may be accounted for using one of: (i) equity method where applicable; (ii) fair value option if elected; (iii) fair value through earnings if fair value is readily determinable, including election of net asset value ("NAV") practical expedient where applicable; or (iv) for equity investments without readily determinable fair values, the measurement alternative to measure at cost adjusted for any impairment and observable price changes, as applicable.

Marketable equity securities are recorded as of trade date. Dividend income is recognized on the ex-dividend date and is included in other income.

The Company's share of earnings (losses) from equity method investments in its sponsored funds and fair value changes of equity method investments under the fair value option are recorded in principal investment income (loss). Fair value changes of other equity investments, including adjustments for observable price changes under the measurement alternative, are recorded in other gain (loss).

*Equity Method Investments*—The Company accounts for investments under the equity method of accounting if it has the ability to exercise significant influence over the operating and financial policies of an entity, but does not have a controlling financial interest. The equity method investment is initially recorded at cost and adjusted each period for capital contributions, distributions and the Company's share of the entity's net income or loss as well as other comprehensive income or loss. The Company's share of net income or loss may differ from the stated ownership percentage interest in an entity if the governing documents prescribe a substantive non-proportionate earnings allocation formula or a preferred return to certain investors. For certain equity method investments, the Company may record its proportionate share of income (loss) on a one to three month lag. Distributions of operating profits from equity method investments are reported as operating activities, while distributions in excess of operating profits are reported as investing activities in the statement of cash flows under the cumulative earnings approach.

*Carried Interest*—The Company's equity method investments include its interests as general partner or equivalent in investment vehicles that it sponsors. The Company recognizes earnings based on its proportionate share of results from these investment vehicles and a disproportionate allocation of returns based on the extent to which cumulative performance exceeds minimum return hurdles pursuant to terms of their respective governing agreements ("carried interests"). Carried interest is discussed further in Note 4.

*Impairment*—Evaluation of impairment applies to equity method investments for which fair value option has not been elected and equity investments under the measurement alternative. If indicators of impairment exist, the Company will first estimate the fair value of its investment. In assessing fair value, the Company generally considers, among others, the estimated enterprise value of the investee or fair value of the investee's underlying net assets, including net cash flows to be generated by the investee as applicable, and for equity method investees with publicly traded equity, the traded price of the equity securities in an active market.

For investments under the measurement alternative, if carrying value of the investment exceeds its fair value, an impairment is deemed to have occurred.

For equity method investments, further consideration is made if a decrease in value of the investment is other-than-temporary to determine if impairment loss should be recognized. Assessment of other-than-temporary impairment involves management judgment, including, but not limited to, consideration of the investee's financial condition, operating results, business prospects and creditworthiness, the Company's ability and intent to hold the investment until recovery of its carrying value, or a significant and prolonged decline in traded price of the investee's equity security. If management is unable to reasonably assert that an impairment is temporary or believes that the Company may not fully recover the carrying value of its investment, then the impairment is considered to be other-than-temporary.

Investments that are other-than-temporarily impaired are written down to their estimated fair value. Impairment loss is recorded in equity method earnings for equity method investments and in other gain (loss) for investments under the measurement alternative.

### *Debt Securities*

Debt securities are recorded as of the trade date. Debt securities designated as available-for-sale ("AFS") are carried at fair value with unrealized gains or losses included as a component of other comprehensive income. Upon disposition of AFS debt securities, the cumulative gains or losses in other comprehensive income (loss) that are realized are recognized in other gain (loss), net, on the statement of operations based on specific identification.

*Interest Income*—Interest income from debt securities, including stated coupon interest payments and amortization of purchase premiums or discounts, is recognized using the effective interest method over the expected life of the debt securities.

For beneficial interests in debt securities that are not of high credit quality (generally credit rating below AA) or that can be contractually settled such that the Company would not recover substantially all of its recorded investment, interest income is recognized as the accretable yield over the life of the securities using the effective yield method. The accretable yield is the excess of current expected cash flows to be collected over the net investment in the security, including the yield accreted to date. The Company evaluates estimated future cash flows expected to be collected on a quarterly basis, starting with the first full quarter after acquisition, or earlier if conditions indicating impairment are present. If the cash flows expected to be collected cannot be reasonably estimated, either at acquisition or in subsequent evaluation, the Company may consider placing the securities on nonaccrual, with interest income recognized using the cost recovery method.

*Impairment*—The Company performs an assessment, at least quarterly, to determine whether its AFS debt securities are considered to be impaired; that is, if their fair value is less than their amortized cost basis.

If the Company intends to sell the impaired debt security or is more likely than not will be required to sell the debt security before recovery of its amortized cost, the entire impairment amount is recognized in earnings within other gain (loss) as a write-off of the amortized cost basis of the debt security.

If the Company does not intend to sell or is not more likely than not required to sell the debt security before recovery of its amortized cost, the credit component of the loss is recognized in earnings within other gain (loss) as an allowance for credit loss, which may be subject to reversal for subsequent recoveries in fair value. The non-credit loss component is recognized in other comprehensive income or loss ("OCI"). The allowance is charged off against the amortized cost basis of the security if in a subsequent period, the Company intends to or more likely than not will be required to sell the security, or if the Company deems the security to be uncollectible.

In assessing impairment and estimating future expected cash flows, factors considered include, but are not limited to, credit rating of the security, financial condition of the issuer, defaults for similar securities, performance and value of assets underlying an asset-backed security.

*Loans Receivable*

Loans that the Company has the intent and ability to hold for the foreseeable future are classified as held for investment. Loans that the Company intends to sell or liquidate in the foreseeable future are classified as held for disposition.

Interest income is recognized based upon contractual interest rate and unpaid principal balance of the loans. Loans that are past due 90 days or more as to principal or interest, or where reasonable doubt exists as to timely collection, are generally considered nonperforming, with reversal of interest income and suspension of interest income recognition. Recognition of interest income may be restored when all principal and interest are current and full repayment of the remaining contractual principal and interest are reasonably assured.

The Company had elected the fair value option for all loans receivable.

Loan fair values are generally determined either: by comparing the current yield to the estimated yield of newly originated loans with similar credit risk or the market yield at which a third party might expect to purchase such investment; or based upon discounted cash flow projections of principal and interest expected to be collected, which projections include, but are not limited to, consideration of the financial standing of the borrower or sponsor as well as operating results and/or value of the underlying collateral.

For loans that are nonperforming where recognition of interest income is suspended, any interest subsequently collected is recognized on a cash basis by crediting income when received.

Origination and other fees charged to the borrower are recognized immediately as interest income when earned. Costs to originate or purchase loans are expensed as incurred.

**Goodwill**

Goodwill is an unidentifiable intangible asset and is recognized as a residual, generally measured as the excess of consideration transferred in a business combination over the identifiable assets acquired, liabilities assumed and noncontrolling interests in the acquiree. Goodwill is assigned to reporting units that are expected to benefit from the synergies of the business combination.

Goodwill is tested for impairment at the reporting units to which it is assigned at least on an annual basis in the fourth quarter of each year, or more frequently if events or changes in circumstances occur that would more likely than not reduce the fair value of a reporting unit below its carrying value, including goodwill. The assessment of goodwill for impairment may initially be performed based on qualitative factors to determine if it is more likely than not that the fair value of the reporting unit to which the goodwill is assigned is less than its carrying value, including goodwill. If so, a quantitative assessment is performed to identify both the existence of impairment and the amount of impairment loss. The Company may bypass the qualitative assessment and proceed directly to performing a quantitative assessment to compare the fair value of a reporting unit with its carrying value, including goodwill. Impairment is measured as the excess of carrying value over fair value of the reporting unit, with the loss recognized limited to the amount of goodwill assigned to that reporting unit.

An impairment establishes a new basis for goodwill and any impairment loss recognized is not subject to subsequent reversal. Goodwill impairment tests require judgment, including identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit.

**Identifiable Intangibles**

In a business combination or asset acquisition, the Company may recognize identifiable intangibles that meet either or both the contractual legal criterion or the separability criterion. An indefinite-lived intangible is not subject to amortization until such time that its useful life is determined to no longer be indefinite, at which point, it will be assessed for impairment and its adjusted carrying amount amortized over its remaining useful life. Finite-lived intangibles are amortized over their useful life in a manner that reflects the pattern in which the intangible is being consumed if readily determinable, such as based upon expected cash flows; otherwise they are amortized on a straight-line basis. The useful life of all identified intangibles will be periodically reassessed and if useful life changes, the carrying amount of the intangible will be amortized prospectively over the revised useful life.

The Company's identifiable intangible assets are generally valued under the income approach, using an estimate of future net cash flows, discounted based upon risk-adjusted returns for similar underlying assets.

Identifiable intangibles recognized in acquisition of an investment management business generally include management contracts, which represent contractual rights to future fee revenue from in-place management contracts that are amortized based upon expected cash flows over the remaining term of the contracts; and investor relationships, which represent potential fee revenue generated from future reinvestment by existing investors that is amortized on a straight-line basis over its estimated useful life.

Other intangible assets include trade names, which are recognized as a separate identifiable intangible asset to the extent the Company intends to continue using the trade name post-acquisition. Trade names are valued as the savings from royalty fees that would have otherwise been incurred. Trade names are amortized on a straight-line basis over the estimated useful life, or not amortized if they are determined to have an indefinite useful life.

### Impairment

Identifiable intangible assets are reviewed periodically to determine if circumstances exist which may indicate a potential impairment. If such circumstances are considered to exist, the Company evaluates if carrying value of the intangible asset is recoverable based upon an undiscounted cash flow analysis. Impairment loss is recognized for the excess, if any, of carrying value over estimated fair value of the intangible asset. An impairment establishes a new basis for the intangible asset and any impairment loss recognized is not subject to subsequent reversal.

In evaluating investment management intangibles for impairment, such as management contracts and investor relationships, the Company considers various factors that may affect future fee revenue, including but not limited to, changes in fee basis, amendments to contractual fee terms, and projected capital raising for future investment vehicles. Indefinite life trade names are impaired if the Company determines that it no longer intends to use the trade name.

### Accounts Receivable and Related Allowance

*Cost Reimbursements and Recoverable Expenses*—The Company is entitled to reimbursements and/or recovers certain costs paid on behalf of investment vehicles sponsored by the Company, which include: (i) organization and offering costs associated with the formation and capital raising of the investment vehicles up to specified thresholds; (ii) costs incurred in performing investment due diligence; and (iii) direct and indirect operating costs associated with managing the operations of certain investment vehicles. Indirect operating costs are recorded as expenses of the Company when incurred and amounts allocated and reimbursable are recorded as other income in the consolidated statements of operations on a gross basis to the extent the Company determines that it acts in the capacity of a principal in the incurrence of such costs. The Company facilitates the payments of organization and offering costs, due diligence costs to the extent the related investments are consummated and direct operating costs, all of which are recorded as due from affiliates on the consolidated balance sheets, until such amounts are repaid. Due diligence costs related to unconsummated investments that are borne by the Company are expensed as transaction-related costs in the consolidated statement of operations. The Company assesses the collectability of such receivables and establishes an allowance for any balances considered not collectable.

### Fixed Assets

Fixed assets of the Company are presented within other assets and carried at cost less accumulated depreciation and amortization. Ordinary repairs and maintenance are expensed as incurred. Major replacements and betterments which improve or extend the life of assets are capitalized and depreciated over their useful life. Depreciation and amortization is recognized on a straight-line basis over the estimated useful life of the assets, which range between 3 and 7 years for furniture, fixtures, equipment and capitalized software, and over the shorter of the lease term or useful life for leasehold improvements.

### Derivative Instruments and Hedging Activities

The Company may use derivative instruments to manage its interest rate risk and foreign currency risk. The Company does not use derivative instruments for speculative or trading purposes. All derivative instruments are recorded at fair value and included in other assets or other liabilities on a gross basis on the balance sheet. The accounting for changes in fair value of derivatives depends upon whether the derivative has been designated in a hedging relationship and qualifies for hedge accounting.

Changes in fair value of derivatives not designated as accounting hedges are recorded in the statement of operations in other gain (loss).

For designated accounting hedges, the relationships between hedging instruments and hedged items, risk management objectives and strategies for undertaking the accounting hedges as well as the methods to assess the effectiveness of the derivative prospectively and retrospectively, are formally documented at inception. Hedge effectiveness relates to the amount by which the gain or loss on the designated derivative instrument exactly offsets the change in the hedged item attributable to the hedged risk. If it is determined that a derivative is not expected to be or has ceased to be highly effective at hedging the designated exposure, hedge accounting is discontinued.

*Cash Flow Hedges*—The Company may use interest rate caps and swaps to hedge its exposure to interest rate fluctuations in forecasted interest payments on floating rate debt and may designate as cash flow hedges. Changes in fair value of the derivative is recorded in accumulated other comprehensive income (loss), or "AOCI," and reclassified into earnings when the hedged item affects earnings. If the derivative in a cash flow hedge is terminated or the hedge designation is removed, related amounts in AOCI are reclassified into earnings when the hedged item affects earnings.

*Net Investment Hedges*—The Company may use foreign currency hedges to protect the value of its net investments in foreign subsidiaries or equity investees whose functional currencies are not U.S. dollars. Changes in fair value of derivatives used as hedges of net investment in foreign operations are recorded in the cumulative translation adjustment account within AOCI.

At the end of each quarter, the Company reassesses the effectiveness of its net investment hedges and as appropriate, dedesignates the portion of the derivative notional that is in excess of the beginning balance of its net investments as undesignated hedges.

Release of amounts in AOCI related to net investment hedges occurs upon losing a controlling financial interest in an investment or obtaining control over an equity method investment. Upon sale, complete or substantially complete liquidation of an investment in a foreign subsidiary, or partial sale of an equity method investment, the gain or loss on the related net investment hedge is reclassified from AOCI to earnings.

### Leases

As lessee, the Company determines if an arrangement contains a lease and determines the classification of a leasing arrangement at its inception. A lease is classified as a finance lease, which represents a financed purchase of the leased asset, if the lease meets any of the following criteria: (a) asset ownership is transferred to lessee by end of lease term; (b) option to purchase asset is reasonably certain to be exercised by lessee; (c) the lease term is for a major part of the remaining economic life of the asset; (d) the present value of lease payments equals or exceeds substantially the fair value of the asset; or (e) the asset is of such a specialized nature that it is expected to have no alternative use at end of lease term. A lease is classified as an operating lease when none of the criteria are met. The Company also made the accounting policy election to treat lease and nonlease components in a lease contract as a single component.

The Company's leasing arrangements are composed primarily of operating ground leases for investment properties, operating leases for its corporate offices and, prior to the deconsolidation of the subsidiaries in the Operating Segment, finance and operating leases for data centers.

Short-term leases are not recorded on the balance sheet, with lease payments expensed on a straight-line basis over the lease term. Short-term leases are defined as leases which at commencement date, has a lease term of 12 months or less and does not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise.

For leases with terms greater than 12 months, a lessee's rights to use the leased asset and obligation to make future lease payments are recognized on balance sheet at lease commencement date as a right-of-use ("ROU") lease asset and a lease liability, respectively. The lease liability is measured based upon the present value of future lease payments over the lease term, discounted at the incremental borrowing rate. Variable lease payments are excluded and are recognized as lease expense as incurred. Lease renewal or termination options are taken into account only if it is reasonably certain that the option would be exercised. As an implicit rate is not readily determinable in most leases, an estimated incremental borrowing rate is applied, which is the interest rate that the Company or its subsidiary, where applicable, would have to pay to borrow an amount equal to the lease payments, on a collateralized basis over the lease term. In estimating incremental borrowing rates, consideration is given to recent debt financing transactions by the Company or its subsidiaries as well as publicly available data for debt instruments with similar characteristics, adjusted for the lease term. The ROU lease asset is measured based upon the corresponding lease liability, reduced by any lease incentives and adjusted to include capitalized initial direct leasing costs.

The Company's ROU lease asset is presented within other assets and is amortized on a straight-line basis over the shorter of its useful life or remaining lease term. The Company's lease liability is presented within accrued and other liabilities. The lease liability is (a) reduced by lease payments made during the period; and (b) accreted to the balance as of the beginning of the period based upon the discount rate used at lease commencement. For finance leases, periodic lease payments are allocated between (i) interest expense, calculated based upon the incremental borrowing rate determined at commencement, to produce a constant periodic interest rate on the remaining balance of the lease liability, and (ii) reduction of lease liability. The combination of periodic interest expense and amortization expense on the ROU lease asset effectively reflects installment purchases on the financed leased asset, and results in a front-loaded expense recognition. Higher interest expense is recorded in the early periods as a constant interest rate is applied to the finance lease liability and the liability decreases over the lease term as cash payments are made. For operating leases, fixed lease expense is recognized over the lease term on a straight-line basis and variable lease expense is recognized in the period incurred.

A lease that is terminated before expiration of its lease term would result in a derecognition of the lease liability and ROU lease asset, with the difference recorded in the income statement, reflected as other gain (loss). If a plan has been committed to abandon an ROU lease asset at a future date before the end of its lease term, amortization of the ROU lease asset is accelerated based on its revised useful life. If an ROU lease asset is abandoned with immediate effect and the carrying value of the ROU lease asset is determined to be unrecoverable, an impairment loss is recognized on the ROU lease asset.

### Financing Costs

Debt discounts and premiums as well as debt issuance costs (except for revolving credit arrangements) are presented net against the associated debt on the balance sheet and amortized into interest expense using the effective interest method over the contractual term or expected life of the debt instrument. Costs incurred in connection with revolving credit arrangements are recorded as deferred financing costs in other assets, and amortized on a straight-line basis over the expected term of the credit facility.

### Fee Revenue

Fee revenue consists primarily of the following:

*Management Fees*—The Company earns management fees for providing investment management services to its sponsored private funds and other investment vehicles, portfolio companies and managed accounts, which constitute a series of distinct services satisfied over time. Management fees are recognized over the life of the investment vehicle as services are provided.

The governing documents of the investment vehicles may provide for certain fee credits or offsets to management fees. Such amounts include primarily organizational costs of the investment vehicle in excess of prescribed thresholds, termination or similar fees paid in connection with unconsummated investments that are reimbursable by the investment vehicle, and directors' fees paid by portfolio companies to employees of the Company in their capacity as non-management directors. These fee credits or offsets represent a component of the transaction price for the Company's provision of investment management services and are applied to reduce management fees payable to the Company.

*Incentive Fees*—The Company is entitled to incentive fees from sub-advisory accounts in its Liquid Strategies. Incentive fees are determined based upon the performance of the respective accounts, subject to the achievement of specified return thresholds in accordance with the terms set out in their respective governing agreements. Incentive fees take the form of a contractual fee arrangement, and unlike carried interests, do not represent an allocation of returns among equity holders of an investment vehicle. Incentive fees are a form of variable consideration and are recognized when it is probable that a significant reversal of the cumulative revenue will not occur, which is generally at the end of the performance measurement period.

Management fees and incentive fees earned from consolidated funds and other investment vehicles are eliminated in consolidation. However, because the fees are funded by and earned from third party investors in these consolidated vehicles who represent noncontrolling interests, the Company's allocated share of net income from the consolidated funds and other vehicles is increased by the amount of fees that are eliminated. Accordingly, the elimination of these fees does not affect net income (loss) attributable to DBRG.

### Other Income

Other income includes primarily the following:

*Cost Reimbursements from Affiliates*—For various services provided to certain affiliates, including managed investment vehicles, the Company is entitled to receive reimbursements of expenses incurred, generally based on expenses that are directly attributable to providing those services and/or a portion of overhead costs. To the extent the Company determines that it acts in the capacity of a principal in the incurrence of such costs on behalf of the managed investment vehicle, the cost reimbursement is presented on a gross basis in other income and the expense in either investment-related expense or administrative expense in the consolidated statements of operations in the period the costs are incurred. To the extent the Company determines that it acts in the capacity of an agent, the cost reimbursement is presented on a net basis in the consolidated statements of operations.

*Property Operating Income*—2022 included lease income from a tower portfolio, acquired in June 2022 as a warehoused investment and transferred to a core equity fund in December 2022.

### Compensation

Compensation comprises salaries, bonus including discretionary awards and contractual amounts for certain senior executives, benefits, severance payments, and equity-based compensation. Bonus is accrued over the employment period to which it relates.

*Carried Interest and Incentive Fee Compensation*—This represents a portion of carried interest and incentive fees earned by the Company that are allocated to senior management, investment professionals and certain other employees of the Company. Carried interest and incentive fee compensation are generally recorded as the related carried interest and incentive fees are recognized in earnings by the Company. Carried interest compensation amounts may be reversed if there is a decline in the cumulative carried interest amounts previously recognized by the Company. Carried interest and incentive fee compensation are generally not paid to management or other employees until the related carried interest and incentive fee amounts are distributed by the investment vehicles to the Company.

If the related carried interest distributions received by the Company are subject to clawback, the previously distributed carried interest compensation would be similarly subject to clawback from employees. The Company generally withholds a portion of the distribution of carried interest compensation to employees to satisfy their potential clawback obligation. The amount withheld resides in entities outside of the Company.

*Equity-Based Compensation*—Equity-classified stock awards granted to employees and non-employees that have a service condition and/or a market or performance condition are measured at fair value at date of grant.

A modification in the terms or conditions of an award, unless the change is non-substantive, represents an exchange of the original award for a new award. The modified award is revalued and incremental compensation cost is recognized for the excess, if any, between fair value of the award upon modification and fair value of the award immediately prior to modification. Total compensation cost recognized for a modified award, however, cannot be less than its grant date fair value, unless at the time of modification, the service or performance condition of the original award was not expected to be satisfied. An award that is probable of vesting both before and after modification will result in incremental compensation cost only if terms affecting its estimate of fair value have been modified.

Liability-classified stock awards are remeasured at fair value at the end of each reporting period until the award is fully vested.

Compensation expense is recognized on a straight-line basis over the requisite service period of each award, with the amount of compensation expense recognized at the end of a reporting period at least equal the portion of fair value of the respective award at grant date or modification date, as applicable, that has vested through that date. For awards with a performance condition, compensation expense is recognized only if and when it becomes probable that the performance condition will be met, with a cumulative adjustment from service inception date, and conversely, compensation cost is reversed to the extent it is no longer probable that the performance condition will be met. For awards with a market condition, compensation cost is not reversed if a market condition is not met so long as the requisite service has been rendered, as a market condition does not represent a vesting condition. Compensation expense is adjusted for actual forfeitures upon occurrence.

### Income Taxes

Provision for income taxes consists of a current and deferred component. Current income taxes represent income tax to be paid or refunded for the current period. The Company uses the asset and liability method to provide for income taxes, which requires that the Company's income tax provision reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities for financial reporting versus for income tax purposes. Accordingly, a deferred tax asset or liability for each temporary difference is determined based on enacted tax rates that the Company expects to be in effect upon realization of the underlying amounts when they become deductible or taxable and the differences reverse. A deferred tax asset is also recognized for NOL, capital loss and tax credit carryforwards. A valuation allowance for deferred tax assets is established if the Company believes it is more likely than not that all or some portion of the deferred tax assets will not be realized based upon the weight of all available positive and negative evidence. Realization of deferred tax assets is dependent upon the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted earnings and prudent and feasible tax planning strategies. An established valuation allowance may be reversed in a future period if the Company subsequently determines it is more likely than not that all or some portion of the deferred tax asset will become realizable.

*Uncertain Tax Positions*

Income tax benefits are recognized for uncertain tax positions that are more likely than not to be sustained based solely on their technical merits. Such uncertain tax positions are measured as the largest amount of benefit that is more likely than not to be realized upon settlement. The difference between the benefit recognized and the tax benefit claimed on a tax return results in an unrecognized tax benefit. The Company evaluates on a quarterly basis whether it is more likely than not that its uncertain tax positions would be sustained upon examination by a tax authority for all open tax years, as defined by the statute of limitations. The evaluation of uncertain tax positions is based upon various factors including, but not limited to, changes in tax law, measurement of tax positions taken or expected to be taken in tax returns, the effective settlement of matters subject to audit, new audit activity, and changes in facts or circumstances related to a tax position.

Income tax related interests and penalties, if any, are included as a component of income tax benefit (expense).

### Earnings Per Share

The Company calculates basic earnings per share ("EPS") using the two-class method which defines unvested share based payment awards that contain nonforfeitable rights to dividends as participating securities. The two-class method is an allocation formula that determines EPS for each share of common stock and participating securities according to dividends declared and participation rights in undistributed earnings. Under this method, all earnings (distributed and undistributed) are allocated to common shares and participating securities based on their respective rights to receive dividends. EPS is calculated by dividing earnings allocated to common shareholders by the weighted-average number of common shares outstanding during the period.

Diluted EPS is based upon the weighted-average number of common shares and the effect of potentially dilutive common share equivalents outstanding during the period. Potentially dilutive common share equivalents represent the assumed issuance of common shares in settlement of certain arrangements if determined to be dilutive, generally based upon the more dilutive of the two-class method or the treasury stock method, or based upon the if-converted method for the assumed conversion of the Company's outstanding convertible notes. The earnings allocated to common shareholders is adjusted to add back the income or loss associated with the potentially dilutive instruments that are assumed to result in the issuance of common shares if determined to be dilutive, such as interest expense on the Company's convertible notes.

In circumstances where discontinued operations are reported, income from continuing operations is used as the benchmark to determine whether including potential common shares in diluted EPS computation would be antidilutive. Accordingly, if there is a loss from continuing operations and potential common shares would be antidilutive due to the loss, but there is net income after adjusting for discontinued operations, the potential common shares would be excluded from diluted EPS computation even though the effect on net income would be dilutive, because income from continuing operations is used as the benchmark.

### Discontinued Operations

If the disposition of a component, being an operating or reportable segment, business unit, subsidiary or asset group, represents a strategic shift that has or will have a major effect on the Company's operations and financial results, the operating profits or losses of the component when classified as held for sale, and the gain or loss upon disposition of the component, are presented as discontinued operations in the statements of operations.

A business or asset group acquired in connection with a business combination that meets the criteria to be accounted for as held for sale at the date of acquisition is reported as discontinued operations, regardless of whether it meets the strategic shift criterion.

The Company's discontinued operations in the periods presented herein represent: (i) the operations of digital infrastructure portfolio companies previously consolidated in the Company's former Operating segment; and (ii) the Company's former real estate investment and operations as a Real Estate Investment Trust ("REIT"), along with an adjacent investment management business, which have since been disposed as part of the Company's transformation into an investment manager with a digital infrastructure focus. These former businesses comprised the following.

- The full deconsolidation of both portfolio companies in the former Operating segment on December 31, 2023 (as discussed in Note 9) represented a strategic shift that has major effect on the Company's operations and financial results, meeting the criteria as discontinued operations as of December 31, 2023. The Operating segment previously composed of balance sheet equity interests in two digital infrastructure portfolio companies, Vantage SDC and DataBank, a stabilized hyperscale and an edge colocation data center business, respectively. These portfolio companies directly held and operated data centers, earning rental income from providing use of data center space and/or capacity through leases, services and other tenant arrangements. Prior to deconsolidation and reclassification as discontinued operations, the assets, liabilities and operating results of DataBank and Vantage SDC were included in the Company's consolidated financial statements at historical cost in the former Operating segment, with the portion of operating results attributable to third party investors presented as noncontrolling interests in investment entities.

- The Company's equity method investment in BrightSpire Capital, Inc. (NYSE: BRSP) was sold in March 2023 for net proceeds totaling $201.6 million. The Company's investment in BRSP qualified as held for sale in March 2023 and its disposition represented a strategic shift that has major effect on the Company's operations and financial results, meeting the criteria as discontinued operations as of March 2023. A $9.7 million impairment of the BRSP shares was recorded in 2023 prior to its disposition.

- The Wellness Infrastructure business was disposed in February 2022, along with other non-core assets held by a subsidiary, NRF Holdco, LLC ("NRF Holdco"). The equity of NRF Holdco was sold for $281 million, in a combination of cash and a $155 million unsecured promissory note. The promissory note was fully written down in March 2023, as discussed in Note 11. The disposition of NRF Holdco resulted in a write-off of unamortized deferred financing costs on the Wellness Infrastructure debt assumed by the buyer of $92.1 million and additional impairment loss based upon final carrying value of the Wellness Infrastructure net assets in 2022, with $251.7 million of impairment loss having already been recorded in 2021 based upon the selling price.

- The Company's equity interests in its non-digital investment portfolio, which included real estate, real estate-related equity and debt investments, along with an adjacent investment management business, was substantively disposed in a bulk sale in December 2021, with a write-down in the value of the assets based upon the selling price recorded in 2021 prior to disposition. A small number of investments excluded from this bulk sale continue to be disposed over time.

- The Hospitality business was disposed in March 2021. Additionally, a hotel portfolio that was in receivership was sold by the lender in September 2021 which had resulted in a $54.2 million gain on debt extinguishment.

Income (Loss) from discontinued operations is summarized as follows.

| | Year Ended December 31, | | |
|---|---|---|---|
| (In thousands) | 2023 | 2022 | 2021 |
| Property operating income | $ 774,226 | $ 953,727 | $ 1,500,032 |
| Other income | 8,895 | 21,559 | 106,826 |
| **Total revenues** | 783,121 | 975,286 | 1,606,858 |
| Property operating expense | 329,762 | 412,924 | 779,074 |
| Interest expense | 174,722 | 268,519 | 380,272 |
| Depreciation and amortization | 448,900 | 534,979 | 592,202 |
| Compensation and other expenses | 136,097 | 203,669 | 277,730 |
| Impairment loss | — | 35,985 | 317,405 |
| Equity method earnings (losses) | (15,188) | (45,489) | (192,478) |
| Other gain (loss), net | 2,671 | 13,682 | 120,753 |
| **Income (Loss) from discontinued operations before income taxes** | (318,877) | (512,597) | (811,550) |
| Income tax benefit (expense) | (1,581) | 2,413 | 29,175 |
| **Income (Loss) from discontinued operations** | (320,458) | (510,184) | (782,375) |
| Income (Loss) from discontinued operations attributable to noncontrolling interests: | | | |
| Investment entities | (260,120) | (302,072) | (528,125) |
| Operating Company | (4,339) | (15,893) | (24,465) |
| **Income (Loss) from discontinued operations attributable to DigitalBridge Group, Inc.** | $ (55,999) | $ (192,219) | $ (229,785) |

### Assets and Liabilities of Discontinued Operations

Assets of the former Operating segment were not held for disposition prior to their deconsolidation and qualification as discontinued operations on December 31, 2023. All other assets of discontinued operations were held for disposition prior to their sale.

The Company initially measures assets classified as held for disposition at the lower of their carrying amounts or fair value less disposal costs. For bulk sale transactions, the unit of account is the disposal group, with any excess of the aggregate carrying value over estimated fair value less costs to sell allocated to the individual assets within the group.

| (In thousands) | December 31, 2023 | December 31, 2022 |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ — | $ 62,690 |
| Restricted cash | — | 113,631 |
| Real estate | — | 5,921,298 |
| Investments | 1,342 | 280,019 |
| Goodwill | — | 463,120 |
| Intangible assets | — | 1,006,469 |
| Other assets | 356 | 573,368 |
| **Total assets of discontinued operations** | $ 1,698 | $ 8,420,595 |
| | | |
| **Liabilities** | | |
| Debt | $ — | $ 4,586,765 |
| Lease intangibles and other liabilities | 153 | 755,377 |
| **Total liabilities of discontinued operations** | $ 153 | $ 5,342,142 |

### Reclassifications

As discussed in "—*Discontinued Operations*," the Company's investment in BRSP and the portfolio companies previously consolidated in the Company's former Operating segment qualified as discontinued operations in March 2023 and December 2023, respectively. For all prior periods presented: (i) on the December 31, 2022 consolidated balance sheets, the equity method investment in BRSP (2022: $218.0 million previously included in equity and debt investments) and the assets of the portfolio companies previously consolidated in the former Operating segment totaling $8.1 billion have been reclassified to assets of discontinued operations, while the liabilities of the portfolio companies previously consolidated in the former Operating segment totaling $5.3 billion have been reclassified to liabilities of discontinued operations; and (ii) on the 2022 and 2021 consolidated statements of operations, the loss from BRSP of $37.3 million in 2022 and earnings of $41.2 million in 2021, previously included in equity method earnings (losses), and the net loss of the portfolio companies previously consolidated in the former Operating segment totaling $324.2 million in 2022 and $223.5 million in 2021 have been reclassified to income (loss) from discontinued operation.

In 2023, the Company also determined that principal investment income from its equity interest as general partner and general partner affiliate in its sponsored investment vehicles, and its entitlement to carried interest allocation, represent a core component of returns in its investment management business. Accordingly, beginning in 2023, principal investment income and carried interest allocation are now presented within total revenues on the consolidated statements of operations, previously presented as equity method earnings (losses) and equity method earnings—carried interest, respectively, both of which are no longer applicable as separate financial statement line items following the changes discussed herein. Prior periods have been reclassified to conform to current presentation.

### Accounting Policies Related to Real Estate

Accounting policies related to real estate are applicable to continuing operations in 2022 and to discontinued operations in all periods presented.

### Real Estate Acquisitions

Real estate acquisitions are considered asset acquisitions and are recognized based on their cost to the Company as the acquirer and no gain or loss is recognized. The cost of assets acquired are allocated among the acquired components based on their relative fair values at the time of acquisition, and does not give rise to goodwill. Such components include land, building, site and building improvements, infrastructure, equipment, lease-related tangible and intangible assets and liabilities, such as tenant improvements, deferred leasing costs, in-place lease values, above- and below-market lease values, and tenant relationships. The estimated fair value of acquired land is derived from recent comparable sales of land and listings within the same local region based on available market data. The estimated fair value of acquired buildings and building improvements is derived from comparable sales, discounted cash flow analysis using market-based assumptions, or replacement cost for a similar property, as appropriate. The fair value of site and tenant improvements and infrastructure assets are estimated based upon current market replacement costs and other relevant market rate information. Transaction costs related to acquisition of assets are included in the cost basis of the assets acquired. Contingent consideration in connection with the acquisition of assets (and that is not a VIE) is generally recognized when the liability is considered both probable and reasonably estimable, as part of the basis of the acquired assets.

*Previously warehoused investment*

In June 2022, the Company acquired the mobile telecommunications tower business ("TowerCo") of Telenet Group Holding NV (Euronext Brussels: TNET) for €740.1 million or $791.3 million (including transaction costs). In December 2022, the Company's interest in the temporarily warehoused TowerCo investment was transferred to the Company's new core equity fund and TowerCo was deconsolidated.

The TowerCo assets acquired had included owned tower sites, tower sites subject to third party leases that gave rise to ROU lease assets and corresponding lease liabilities, equipment, as well as customer relationships related primarily to a master lease agreement with Telenet as lessee. The acquisition had been funded through $326.1 million of debt, $278.1 million of equity from the Company, and $213.8 million in third party equity. In addition to the purchase price, the funds had been used to finance transaction costs, debt issuance costs, working capital and as operating cash.

The following table summarizes the allocation of cash consideration to TowerCo assets acquired and liabilities assumed, including capitalized transaction costs, in 2022.

|  | (In thousands) |
| --- | ---: |
| Real estate | $ 363,121 |
| Intangible assets | 673,218 |
| ROU and other assets | 234,462 |
| Deferred tax liabilities | (243,223) |
| Lease and other liabilities | (236,324) |
| Fair value of net assets acquired | $ 791,254 |

- Real estate was valued based upon current replacement cost for towers in consideration of their remaining economic life. Useful lives of towers and related equipment acquired range from 11 to 71 years.

- Lease-related intangibles were composed of the following:

  - In-place leases reflect the value of rental income forgone if the towers acquired were not leased, discounted at 6.8%, with remaining lease terms of 15 years.

  - Customer relationships for towers were valued as the estimated future cash flows to be generated over the life of the tenant relationships based upon rental rates, operating costs, expected renewal terms and attrition, discounted at 6.8%, with estimated useful lives between 19 and 45 years.

- Deferred tax liabilities were recognized for the book-to-tax basis differences associated with the TowerCo acquisition.

- Other assets acquired and liabilities assumed include primarily lease ROU assets associated with leasehold ground space hosting tower communication sites, along with corresponding lease liabilities. Lease liabilities were measured based upon the present value of future lease payments over the lease term, discounted at the incremental borrowing rate of the acquiree entity.

In 2022, prior to transfer, TowerCo generated lease income of $43.0 million, and incurred depreciation expense of $8.8 million, and amortization expense of $9.9 million, presented within Corporate and Other.

### Real Estate Held for Investment

Real estate held for investment are carried at cost less accumulated depreciation.

*Costs Capitalized or Expensed*—Expenditures for ordinary repairs and maintenance are expensed as incurred, while expenditures for significant renovations that improve or extend the useful life of the asset are capitalized and depreciated over their estimated useful lives.

*Depreciation*—Real estate held for investment, other than land, are depreciated on a straight-line basis over the estimated useful lives of the assets, generally up to 50 years for buildings, 40 years for site and building improvements, 30 years for data center infrastructure, and 8 years for furniture, fixtures and equipment. Tenant improvements are amortized over the lesser of the useful life or the remaining term of the lease.

*Impairment*—The Company evaluates its real estate held for investment for impairment periodically or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. The Company evaluates real estate for impairment generally on an individual property basis. If an impairment indicator exists, the Company evaluates the undiscounted future net cash flows that are expected to be generated by the property, including any estimated proceeds from the eventual disposition of the property. If multiple outcomes are under consideration, the Company may apply either a probability-weighted cash flows approach or the single-most-likely estimate of cash flows approach, whichever is more appropriate under the circumstances. Based upon the analysis, if the carrying value of a property exceeds its undiscounted future net cash flows, an impairment loss is recognized for the excess of the carrying value of the property over the estimated fair value of the property. In evaluating and/or measuring impairment, the Company considers, among other things, current and estimated future cash flows associated with each property for the duration of the estimated hold period of each property, market information for each sub-market, including, where applicable, competition levels, foreclosure levels, leasing trends, occupancy trends, lease or room rates, and the market prices of similar properties recently sold or currently being offered for sale, expected capitalization rates at exit, and other quantitative and qualitative factors. Another key consideration in this assessment is the Company's assumptions about the highest and best use of its real estate investments and its intent and ability to hold them for a reasonable period that would allow for the recovery of their carrying values. If such assumptions change and the Company shortens its expected hold period, this may result in the recognition of impairment losses.

### *Real Estate Held for Disposition*

Real estate is classified as held for disposition in the period when (i) management approves a plan to sell the asset, (ii) the asset is available for immediate sale in its present condition, subject only to usual and customary terms, (iii) a program is initiated to locate a buyer and actively market the asset for sale at a reasonable price, and (iv) completion of the sale is probable within one year.

Real estate held for disposition is stated at the lower of its carrying amount or estimated fair value less disposal cost, with any write-down to fair value less disposal cost recorded as an impairment loss. For any increase in fair value less disposal cost subsequent to classification as held for disposition, the impairment loss may be reversed, but only up to the amount of cumulative loss previously recognized. Depreciation is not recorded on assets classified as held for disposition. At the time a sale is consummated, the excess, if any, of sale price less selling costs over carrying value of the real estate is recognized as a gain.

If circumstances arise that were previously considered unlikely and, as a result, the Company decides not to sell the real estate asset previously classified as held for disposition, the real estate asset is reclassified as held for investment. Upon reclassification, the real estate asset is measured at the lower of (i) its carrying amount prior to classification as held for disposition, adjusted for depreciation expense that would have been recognized had the real estate been continuously classified as held for investment, or (ii) its estimated fair value at the time the Company decides not to sell.

### *Lease-Related Intangibles*

Identifiable intangibles recognized in acquisitions of operating real estate include in-place leases, deferred leasing costs, above- or below-market leases, and tenant relationships.

In-place leases generate value over and above the tangible real estate because a property that is occupied with leased space is typically worth more than a vacant building without a lease contract in place. Acquired in-place leases are valued as the forgone rental income had the property been acquired in an as if vacant state, using market data on comparable and recently signed leases. Deferred leasing costs represent leasing commissions and legal fees that would otherwise have been incurred if a lease was not in-place. Acquired in-place leases and deferred leasing costs are amortized on a straight-line basis to depreciation and amortization expense over the remaining term of the applicable leases. If an in-place lease is terminated, the unamortized portion is charged to depreciation and amortization expense.

The value of the above- or below-market component of acquired leases represents the difference between contractual rents of acquired leases and market rents at the time of the acquisition for the remaining lease term. Above- or below-market operating lease values are amortized on a straight-line basis as a decrease or increase to rental income, respectively, over the applicable lease terms. This includes fixed rate renewal options in acquired leases that are assumed to be renewed if below market, which are amortized to increase rental income over the renewal period.

Tenant relationships represent the estimated net cash flows attributable to the likelihood of lease renewal by an existing tenant relative to the cost of obtaining a new lease, taking into consideration the time it would take to execute a new lease or backfill a vacant space. Tenant relationships are amortized on a straight-line basis to depreciation and amortization expense over its estimated useful life.

In addition to leasing activities, data center operators provide various data center services to their customers, largely in the colocation business, which give rise to customer service contract and customer relationship intangible assets in an acquisition of operating data centers. Customer service contracts are valued based upon an estimate of net cash flows from providing data center services that would have been forgone if these service contracts were not in place, taking into consideration the time it would take to execute a new contract. Customer service contracts are amortized on a straight-line basis over the remaining term of the respective contracts, and if the service contract is terminated, the remaining unamortized balance is charged off. Customer relationships represent incremental net cash flows to the business that is attributable to these in-place relationships, and is amortized on a straight-line basis over its estimated useful life.

Impairment analysis on lease intangible assets is performed in connection with the impairment assessment of the related real estate.

### Property Operating Income

Property operating income includes the following:

#### Lease Income

The Company's lease income is composed of (i) fixed lease income for rents, and for interconnection services and a committed amount of power related to contracted data center leased space; and (ii) variable lease income for tenant reimbursements, installation services of Company-owned data center equipment and additional metered power reimbursements based upon usage by data center tenants at prevailing rates.

As lessor, the classification of a lease as a sales-type lease is similar to the criteria for a finance lease as lessee (discussed above). If none of the criteria are met, a lease may be classified as a direct financing lease if there is a residual value guarantee from an unrelated third party. Otherwise, all other leases are classified as operating, including leases with variable lease payments that are not based upon a rate or index where classification as sales-type or direct financing lease would result in a loss to the Company at lease commencement.

The Company's lease contracts contain lease components, such as leased data center space and equipment, and nonlease components, such as tenant reimbursements for net leases, interconnection services, installation services of Company-owned data center equipment and payments for power by data center tenants. As lessor, the Company made the accounting policy election to account for the lease components and nonlease components in its lease contracts as a single component in instances where the lease component is predominant, the timing and pattern of transfer for the lease and nonlease components are the same (i.e., provided on a consistent basis over the same time period), and the lease component, if accounted for separately, would be classified as an operating lease.

#### Rental Income and Tenant Reimbursements

Rental income is recognized on a straight-line basis over the noncancelable term of the related lease which includes the effects of minimum rent increases and rent abatements under the lease. Rents received in advance are deferred.

In net lease arrangements, the tenant is generally responsible for operating expenses relating to the property, including real estate taxes, property insurance, maintenance, repairs and improvements. Costs reimbursable from tenants and other recoverable costs are recognized as revenue in the period the recoverable costs are incurred. When the Company is the primary obligor with respect to purchasing goods and services for property operations and has discretion in selecting the supplier and retains credit risk, tenant reimbursement revenue and property operating expenses are presented on a gross basis in the statements of operations. For net leases where the lessee self-manages the property, hires its own service providers and retains credit risk for routine maintenance contracts, no reimbursement revenue and expense are recognized. For property taxes and insurance, amounts paid directly by lessees to third parties on behalf of the Company are not recognized in the statement of operations, while amounts paid by the Company and reimbursed by lessees are presented gross as property operating income and expenses. Also, sales and similar taxes assessed by a governmental authority that is imposed on specific lease income producing transactions are netted against related collections from lessees.

When it is determined that the Company is the owner of tenant improvements, the cost to construct the tenant improvements, including costs paid for or reimbursed from the tenants, is capitalized. For Company-owned tenant improvements, the amounts funded by or reimbursed from the tenants are recorded as deferred revenue, which is amortized on a straight-line basis as additional rental income over the term of the related lease. Rental income recognition commences when the leased space is substantially ready for its intended use and the tenant takes possession of the leased space.

When it is determined that the tenant is the owner of tenant improvements, the Company's contribution towards those improvements is recorded as a lease incentive, included in deferred leasing costs and intangible assets on the balance sheet, and amortized as a reduction to rental income on a straight-line basis over the term of the lease. Rental income recognition commences when the tenant takes possession of the lease space.

Collectability—The Company evaluates collectability of lease payments based upon the creditworthiness of the lessee and recognizes lease income only to the extent collection of all amounts due over the life of the lease is determined to be probable. If collection is subsequently determined to no longer be probable, any previously accrued lease income that has not been collected is subject to reversal. If collection is subsequently determined to be probable, lease income and corresponding receivable would be reestablished to an amount that would have been recognized if collection had always been deemed to be probable.

*Costs to Execute Lease*—Only incremental costs of obtaining a lease, such as leasing commissions, qualify as initial direct leasing costs to be capitalized. Indirect costs such as allocated overhead, certain legal fees and negotiation costs are expensed as incurred.

### Data Center Service Revenue

The Company earns data center service revenue, primarily composed of cloud services, data storage, data protection, network services, software licensing, other services related to installation of customer equipment, and other related information technology services, which are recognized as services are provided to data center customers.

### Resident Fee Income

Resident fee income, presented within discontinued operations, was earned from senior housing operating facilities that operate through management agreements with independent third-party operators. Resident fee income related to independent living and assisted living facilities was recorded when services were rendered based on terms of their respective lease agreements. The Company's healthcare business was sold in February 2022.

### Hotel Operating Income

Hotel operating income, presented within discontinued operations, included room revenue, food and beverage sales and other ancillary services. Revenue was recognized upon occupancy of rooms, consummation of sales and provision of services. The Company's hotel business was sold in March 2021, with one portfolio that was in receivership sold by the lender in September 2021.

### Collectability of property operating income receivable (excluding lease income receivable)

The Company periodically evaluate aged receivables and considers the collectability of unbilled receivables. The Company estimated allowance for doubtful accounts for specific accounts receivable balances based upon historical collection trends, age of outstanding accounts receivables and existing economic conditions associated with the receivables.

## Accounting Standards Adopted in 2023

### Contractual Sale Restriction on Equity Securities

In June 2022, the FASB issued ASU 2022-03, *Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions*, which amends Topic 820 Fair Value to clarify that a contractual sale restriction that is entity-specific is not part of the unit of account of an equity security and is therefore not considered in measuring the fair value of an equity security, in which case, a discount should not be applied. The amendment further prohibits recognizing the contractual sale restriction as a separate unit of account, that is, as a contra asset or liability. Sale restrictions that are characteristics of the holder of an equity security include, but are not limited to, lock-up agreements, market stand-off agreements, or specific provisions in agreements between shareholders. In contrast, a legal restriction preventing a security from being sold on a national securities exchange or an over-the-counter market is a security-specific characteristic as the restriction would similarly apply to a market participant buyer in an assumed sale of the security. This guidance also applies to issuers of equity securities that are subject to contractual sale restrictions, for example, equity securities issued as consideration in a business combination. The ASU requires additional disclosures related to equity securities that are subject to contractual sale restrictions, specifically (1) the fair value of such equity securities, (2) the nature and remaining duration of the restrictions, and (3) any circumstances that could cause a lapse in restrictions. The ASU is effective January 1, 2024, with early adoption permitted in the interim periods. Transition is prospective with any fair value adjustments resulting from adoption recognized in earnings and the amount adjusted disclosed in the period of adoption.

For subsidiaries of the Company that are investment companies as defined in ASC 946, the ASU is applied prospectively to equity securities with contractual sale restrictions entered into or modified on or after the adoption date. For equity securities with contractual sale restrictions entered into or modified before the adoption date, the existing accounting policy continues to be applied until the restrictions expire or are modified, and if the existing accounting policy differs from the amended guidance, the additional disclosure requirements under the ASU would be applicable.

The Company early adopted the ASU on January 1, 2023. At the time of filing, the Company has one equity security that is subject to contractual sale restrictions, but was not subject to such restrictions at the time of adoption or during 2023.

**Future Accounting Standards**

*Reportable Segment Disclosures*

In November 2023, the FASB issued ASU 2023-07, *Improvements to Reportable Segment Disclosures*, which expands the breadth and frequency of segment disclosures to require all annual disclosures on an interim basis and provide for incremental disclosures, including the following:

- Category and amount of significant segment expenses that are regularly provided to (even if not regularly reviewed by) the chief operating decision maker ("CODM") and included in each reported segment profit (loss) measure, otherwise the nature of expense information (for example, consolidated, forecasted, budgeted) used by the CODM;

- An amount (without individual quantification) for other segment items (represents difference between segment revenue less segment expense disclosed and reported segment profit (loss) measure), including description of the composition, nature and type of the other segment items;

- Description of how CODM uses each reported segment profit (loss) measure to assess segment performance and determine resource allocation; and

- Title and position of individual or name of group or committee identified as CODM.

The ASU changes current guidance by permitting multiple measures of segment profit (loss) to be reported provided that the measure most consistent with GAAP is reported. The ASU also clarifies that a single reportable segment entity is subject to segment disclosures in its entirety, which would require reporting of segment profit (loss) measure that is not a consolidated GAAP measure and not clearly evident from existing disclosures. The ASU does not change existing guidance around identification of operating segments and determination of reportable segments. The requirements under this ASU are to be applied retrospectively to all prior periods presented unless impracticable.

The Company adopted this ASU on its effective date of January 1, 2024.

*Income Tax Disclosures*

In December 2023, the FASB issued ASU 2023-09, *Improvements to Income Tax Disclosures,* which enhances existing annual income tax disclosures, primarily disaggregation of: (i) effective tax rate reconciliation using both percentages and amounts into specific categories, with further disaggregation by nature and/or jurisdiction of certain categories that meet the threshold of 5% of expected tax; and (ii) income taxes paid (net of refunds received) between federal, state/local and foreign, with further disaggregation by jurisdiction if 5% or more of total income taxes paid (net of refunds received). The ASU also eliminates existing disclosures related to: (a) reasonably possible significant changes in total amount of unrecognized tax benefits within 12 months of reporting date; and (b) cumulative amount of each type of temporary difference for which deferred tax liability has not been recognized (due to exception to recognizing deferred taxes related to subsidiaries and corporate joint ventures).

This ASU is effective January 1, 2025, with early adoption permitted in the interim or annual periods. Transition is prospective with the option to apply retrospective application.

**3. Business Combinations**

*InfraBridge*

In February 2023, the Company acquired the global infrastructure equity investment management business of AMP Capital Investors International Holdings Limited, which was rebranded as InfraBridge at closing. Consideration for the acquisition consisted of $314.3 million cash consideration (net of cash assumed), subject to customary post-closing working capital adjustments, plus a contingent amount based upon achievement of future fundraising targets for InfraBridge's new global infrastructure funds. The estimated fair value of the contingent consideration is subject to remeasurement each reporting period, as discussed in Note 10.

The following table summarizes the total consideration and allocation to assets acquired and liabilities assumed. The initial cash consideration was determined, in part, based upon estimated net working capital of the acquired entities at closing. The purchase price allocation is provisional and will be finalized through the one year measurement period. Subsequent to the acquisition, certain adjustments were identified that affected the provisional accounting, as presented below. These were adjustments to net working capital and to the value of acquired interest in an InfraBridge fund based upon a revised NAV of the fund, applying new information about facts and circumstances that existed at the time of acquisition.

| (In thousands) | As Reported At March 31, 2023 | | Measurement Period Adjustments | As Revised At December 31, 2023 | |
|---|---|---|---|---|---|
| **Consideration** | | | | | |
| Cash | $ | 364,338 | $ 1,102 | $ | 365,440 |
| Estimated fair value of contingent consideration | | 10,874 | — | | 10,874 |
| | $ | 375,212 | | $ | 376,314 |
| **Assets acquired and liabilities assumed** | | | | | |
| Cash | | 51,174 | — | | 51,174 |
| Principal investments | | 130,810 | (18,500) | | 112,310 |
| Intangible assets | | 50,800 | — | | 50,800 |
| Other assets | | 27,682 | 7,017 | | 34,699 |
| Deferred tax liabilities | | (10,198) | — | | (10,198) |
| Other liabilities | | (21,625) | (8,589) | | (30,214) |
| Fair value of net assets acquired | | 228,643 | | | 208,571 |
| Goodwill | | 146,569 | 21,174 | | 167,743 |
| | $ | 375,212 | | $ | 376,314 |

- Principal investments represent acquired interests in InfraBridge funds, valued at their most recent NAV at closing.

- The investment management intangible assets of InfraBridge were composed of the following:
  - Management contracts were valued based upon estimated net cash flows expected to be generated from the contracts, with remaining term of the contracts ranging between 1 and 4 years, discounted at 8.0%.
  - Investor relationships represent the fair value of potential future investment management fees, net of operating costs, to be generated from repeat InfraBridge investors in future sponsored vehicles, with a weighted average estimated useful life of 12 years, discounted at 14.0%.

- Deferred tax liabilities were recognized for the book-to-tax basis difference of identifiable intangible assets acquired, net of deferred tax assets assumed.

- Other assets acquired and liabilities assumed include management fee receivable and compensation payable associated with the pre-acquisition period, amounts due to InfraBridge funds and receivable from seller.

- Goodwill is the value of the business acquired that is not already captured in identifiable assets, largely represented by the potential synergies from combining the capital raising resources of DBRG and the mid-market infrastructure specialization of the InfraBridge team.

## 4. Investments

The Company's equity and debt investments are represented by the following:

| (In thousands) | | December 31, 2023 | | December 31, 2022 |
|---|---|---|---|---|
| Equity method investments [(1)] | | | | |
| Principal investments | $ | 1,194,417 | $ | 410,511 |
| Carried interest allocation | | 676,421 | | 341,749 |
| Other equity investments | | 71,417 | | 115,024 |
| CLO subordinated notes | | 50,927 | | 50,927 |
| Loans receivable | | — | | 133,307 |
| | | 1,993,182 | | 1,051,518 |
| Equity investments of consolidated funds | | | | |
| Marketable equity securities | | 66,297 | | 139,076 |
| Other investments | | 416,614 | | 46,769 |
| | $ | 2,476,093 | $ | 1,237,363 |

_____

[(1)] Equity method investments in the Investment Management segment are $726.1 million at December 31, 2023 and $393.4 million at December 31, 2022..

### Equity Method Investments

#### *Principal Investments*

Principal investments represent investments in the Company's sponsored investment vehicles, accounted for as equity method investments as the Company exerts significant influence in its role as general partner. The Company typically has a small percentage interest in its sponsored funds as general partner or special limited partner (presented in the Investment Management segment). The Company also has additional investment as general partner affiliate alongside the funds' limited partners, primarily with respect to the Company's flagship value-add funds, InfraBridge funds and funds invested in DataBank (presented within Corporate and Other).

The Company's proportionate share of net income (loss) from investments in its sponsored investment vehicles, primarily unrealized gain (loss) from changes in fair value of the underlying fund investments, is recorded in principal investment income on the consolidated statements of operations.

#### *Carried Interest Allocation*

Carried interest allocation represents a disproportionate allocation of returns to the Company, as general partner or special limited partner (which may be paid to the special limited partner entity owned by the Company in place of the general partner entity), based upon the extent to which cumulative performance of a sponsored fund exceeds minimum return hurdles. Carried interest allocation generally arises when appreciation in value of the underlying investments of the fund exceeds the minimum return hurdles, after factoring in a return of invested capital and a return of certain costs of the fund pursuant to terms of the governing documents of the fund. The amount of carried interest allocation recognized is based upon the cumulative performance of the fund if it were liquidated as of the reporting date. Unrealized carried interest allocation is driven primarily by changes in fair value of the underlying investments of the fund, which may be affected by various factors, including but not limited to: the financial performance of the portfolio company, economic conditions, foreign exchange rates, comparable transactions in the market, and equity prices for publicly traded securities. For funds that have exceeded the minimum return hurdle but have not returned all capital to the limited partners, unrealized carried interest allocation may be subject to reversal over time as preferred returns continue to accrue on unreturned capital. Realization of carried interest allocation occurs upon disposition of all underlying investments of the fund, or in part with each disposition.

Generally, carried interest allocation is distributed upon profitable disposition of an investment if at the time of distribution, cumulative returns of the fund exceed minimum return hurdles. Depending on the final realized value of all investments at the end of the life of a fund (and, with respect to certain funds, periodically during the life of the fund), if it is determined that cumulative carried interest allocation distributed has exceeded the final carried interest allocation amount earned (or amount earned as of the calculation date), the Company is obligated to return the excess carried interest allocation received. Therefore, carried interest allocation distributed may be subject to clawback if decline in investment values results in cumulative performance of the fund falling below minimum return hurdles in the interim period. If it is determined that the Company has a clawback obligation, a liability would be established based upon a hypothetical liquidation of the net assets of the fund at reporting date. The actual determination and required payment of any clawback obligation would generally occur after final disposition of the investments of the fund or otherwise as set forth in the governing documents of the fund.

Carried interest allocation on the balance sheet date represents unrealized carried interest allocation in connection with sponsored funds that are currently in the early stage of their lifecycle. Carried interest allocation is presented gross of management allocation.

*Carried Interest Distributed*

Carried interest of $28.4 million in 2023 and $152.5 million in 2022 was distributed and recognized in carried interest allocation on the consolidated statement of operations. Of the distributed carried interest, $0.8 million in 2023 and $119.8 million in 2022 was allocated to current and former employees and to Wafra (Note 9), recorded as either carried interest compensation, other loss, or amounts attributable to noncontrolling interests (Note 16). There was no carried interest distribution in 2021.

*Clawback Obligation*

The Company did not have a liability for clawback obligations on carried interest allocation distributed as of December 31, 2023 and 2022.

With respect to funds that have distributed carried interest, if in the event all of their investments are deemed to have no value, the likelihood of which is remote, all of the carried interest distributed to-date of $180.9 million would be subject to clawback as of December 31, 2023, of which $120.6 million would be the responsibility of the employee/former employee recipients and Wafra. For this purpose, a portion of carried interest distributed is generally held back from employees and former employees at the time of distribution. The amount withheld resides in entities outside of the Company. Generally, the Company, through the OP, has guaranteed the clawback obligation of its subsidiaries that act as general partner or special limited partner of its respective sponsored funds, for the benefit of these funds and their limited partners.

## Other Equity Investments

Other equity investments include investments warehoused potentially for future sponsored funds, a marketable equity security and equity interest in a non-traded REIT (Note 10), as well as an investment in a managed account. These investments are generally carried at fair value or under the measurement alternative, which is at cost, adjusted for impairment and observable price changes. Dividends or other distributions from these investments are recorded in other income, while changes in the value of these investments are recorded in other gain (loss) on the consolidated statements of operations.

## Debt Investments

Debt investments are composed of subordinated notes in a third party collateralized loan obligation ("CLO") and at December 31, 2022, loans receivable. Interest income from debt investments are recorded in other income.

### CLO Subordinated Notes

In the third quarter of 2022, bank syndicated loans that the Company previously warehoused were transferred into a third party warehouse entity at their acquisition price totaling $232.7 million, and securitized through the issuance of CLO securities. The corresponding warehouse facility of $172.5 million was concurrently repaid. The CLO is sponsored and managed by the third party. The Company acquired all of the subordinated notes of the CLO, which are classified as AFS debt securities. The CLO has a stated legal final maturity of 2035.

Following the end of the non-call period in October 2024, the subordinated notes may be redeemed by the Company (in whole, not in part) upon redemption of the secured notes by secured noteholders (in whole, not in part), if there is sufficient proceeds from sale of collateral assets, including payment of expenses therewith. The redemption price for the subordinated notes is equal to its share of excess interest and principal proceeds payable.

The balance of the CLO subordinated notes is summarized as follows:

| (in thousands) | Amortized Cost without Allowance for Credit Loss | Allowance for Credit Loss | Gross Cumulative Unrealized Gains | Gross Cumulative Unrealized Losses | Fair Value |
|---|---|---|---|---|---|
| At December 31, 2023 and 2022 | $ 50,927 | $ — | $ — | $ — | $ 50,927 |

In estimating fair value of the CLO subordinated notes, the Company used a benchmarking approach by looking to the implied credit spreads derived from observed prices on recent comparable CLO issuances, and also considering the current size and diversification of the CLO collateral pool, and projected return on the subordinated notes. Based upon these data points, the Company determined that the issued price of the subordinated notes in September 2022 was a reasonable representation of its fair value at December 31, 2023 and 2022, classified as Level 3 of the fair value hierarchy.

### Loans Receivable

At December 31, 2023, there was no outstanding balance on loans receivable. Activities in the loans receivable balance is discussed in Note 10.

## Equity Investments of Consolidated Funds

The Company consolidates sponsored funds in which it has more than an insignificant equity interest in the fund as general partner, as discussed in Note 15. Equity investments of consolidated funds are composed primarily of marketable equity securities held by funds in the liquid securities strategy and investment in Vantage SDC post-deconsolidation. Equity investments of consolidated funds are carried at fair value with changes in fair value recorded in other gain (loss) on the consolidated statements of operations.

## Combined Financial Information of Equity Method Investees

The following tables present selected combined financial information of the Company's equity method investees, excluding investees classified as discontinued operations. Amounts presented represent combined totals at the investee level and not the Company's proportionate share.

*Selected Combined Balance Sheet Information*

| (In thousands) | December 31, 2023 | December 31, 2022 |
|---|---|---|
| Total assets | $ 38,062,830 | $ 22,507,463 |
| Total liabilities | 413,270 | 79,053 |
| Owners' equity | 37,649,560 | 22,428,410 |

*Selected Combined Statements of Operations Information*

| (In thousands) | Year Ended December 31, 2023 | Year Ended December 31, 2022 | Year Ended December 31, 2021 |
|---|---|---|---|
| Total revenues | $ 117,846 | $ 23,232 | $ 39,760 |
| Net income (loss) | 2,976,972 | 2,150,989 | 771,962 |

## 5. Goodwill and Intangible Assets

### Goodwill

The following table presents changes in goodwill assigned to the Investment Management reportable segment.

| | | Year Ended December 31, | | |
|---|---|---|---|---|
| (In thousands) | | 2023 | | 2022 |
| Beginning balance | $ | 298,248 | $ | 298,248 |
| Business combination (Note 3) | | 167,743 | | — |
| Ending balance [1] | $ | 465,991 | $ | 298,248 |

_____

[1]  Remaining goodwill deductible for income tax purposes was $111.8 million at December 31, 2023 and $122.4 million at December 31, 2022.

Based on its qualitative assessment, the Company determined that there were no indicators of impairment to goodwill in 2023 and 2022.

### Intangible Assets

Investment management intangible assets are composed of the following:

| | | December 31, 2023 | | | | | | | December 31, 2022 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| (In thousands) | | Carrying Amount [1][2] | | Accumulated Amortization [1][2] | | Net Carrying Amount [1] | | Carrying Amount [1] | | Accumulated Amortization [1] | | Net Carrying Amount [1] |
| Investment management contracts | $ | 150,835 | $ | (84,824) | $ | 66,011 | $ | 126,868 | $ | (68,739) | $ | 58,129 |
| Investor relationships | | 53,572 | | (19,190) | | 34,382 | | 37,321 | | (13,693) | | 23,628 |
| Trade name | | 4,300 | | (1,907) | | 2,393 | | 4,300 | | (1,476) | | 2,824 |
| Other [3] | | 1,518 | | (554) | | 964 | | 1,518 | | (401) | | 1,117 |
| | $ | 210,225 | $ | (106,475) | $ | 103,750 | $ | 170,007 | $ | (84,309) | $ | 85,698 |

_____

[1]  Presented net of impairments and write-offs, if any.

[2]  Exclude intangible assets that were fully amortized in prior years.

[3]  Represents primarily the value of an acquired domain name.

The following table summarizes amortization of finite-lived intangible assets:

| | | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| (In thousands) | | 2023 | | 2022 | | 2021 |
| Investment management contracts | $ | 28,512 | $ | 16,741 | $ | 21,773 |
| Investor relationships | | 5,474 | | 4,256 | | 4,256 |
| Trade name | | 430 | | 430 | | 15,904 |
| Other | | 152 | | 152 | | 114 |
| | $ | 34,568 | $ | 21,579 | $ | 42,047 |

There was no impairment on identifiable intangible assets in the periods presented.

*Future Amortization of Intangible Assets*

The following table presents the expected future amortization of finite-lived intangible assets.

| | | Year Ending December 31, | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| (In thousands) | | 2024 | | 2025 | | 2026 | | 2027 | | 2028 | | 2029 and thereafter | | Total |
| Investment management contracts | $ | 24,739 | $ | 19,049 | $ | 11,449 | $ | 6,460 | $ | 3,480 | $ | 834 | $ | 66,011 |
| Investor relationships | | 5,610 | | 5,610 | | 5,610 | | 4,945 | | 3,830 | | 8,777 | | 34,382 |
| Trade name | | 430 | | 430 | | 430 | | 430 | | 430 | | 243 | | 2,393 |
| Other | | 152 | | 152 | | 152 | | 152 | | 152 | | 204 | | 964 |
| | $ | 30,931 | $ | 25,241 | $ | 17,641 | $ | 11,987 | $ | 7,892 | $ | 10,058 | $ | 103,750 |

## 6. Restricted Cash, Other Assets and Other Liabilities

### Restricted Cash

Restricted cash represents principally cash reserves that are maintained pursuant to the governing agreements of the various securitized debt of the Company.

### Other Assets

The following table summarizes the Company's other assets.

| (In thousands) | December 31, 2023 | December 31, 2022 |
|---|---|---|
| Prepaid taxes and deferred tax assets, net | $ 14,059 | $ 8,642 |
| Derivative assets | — | 11,793 |
| Receivables from resolution of investment | 662 | 14,923 |
| Operating lease right-of-use asset for corporate offices | 33,898 | 23,689 |
| Accounts receivable, net | 8,919 | 6,263 |
| Prepaid expenses | 2,952 | 2,514 |
| Other assets | 11,231 | 4,063 |
| Fixed assets, net [1] | 7,232 | 8,934 |
| Total other assets | $ 78,953 | $ 80,821 |

[1]  Net of accumulated depreciation of $7.3 million at December 31, 2023 and $9.8 million at December 31, 2022.

### Other Liabilities

The following table summarizes the Company's other liabilities:

| (In thousands) | December 31, 2023 | December 31, 2022 |
|---|---|---|
| Deferred investment management fees [1] | $ 10,250 | $ 6,265 |
| Interest payable on corporate debt | 2,293 | 4,376 |
| Common and preferred stock dividends payable | 16,477 | 16,491 |
| Securities sold short—consolidated funds | 38,481 | 40,928 |
| Due to custodians—consolidated funds | 9,415 | 35,457 |
| Current and deferred income tax liability | 8,403 | 42 |
| Contingent consideration payable—InfraBridge (Note 10) | 11,338 | — |
| Contingent consideration payable—Wafra (Note 9) | 35,000 | 125,000 |
| Warrants issued to Wafra (Note 9) | 39,200 | 17,700 |
| Operating lease liability for corporate offices | 49,035 | 40,497 |
| Accrued compensation | 63,761 | 46,303 |
| Accrued incentive fee and carried interest compensation | 356,316 | 171,086 |
| Accounts payable and accrued expenses | 13,844 | 25,175 |
| Due to affiliates (Note 16) | 10,664 | 12,451 |
| Other liabilities | 16,974 | 5,152 |
| Other liabilities | $ 681,451 | $ 546,923 |

[1]  Deferred investment management fees are expected to be recognized as fee revenue over a weighted average period of 3.0 years as of December 31, 2023 and 2.9 years as of December 31, 2022. Deferred investment management fees recognized as income of $3.3 million and $3.4 million  in the year ended December 31, 2023 and 2022, respectively, pertain to the deferred management fee balance at the beginning of each respective period.

## 7. Debt

The Company's corporate debt is composed of a securitized financing facility and senior notes issued by DigitalBridge Group, Inc. or the OP that are recourse to the Company, as discussed further below. The Company may also have investment level financings that are non-recourse to DBRG such as debt within consolidated funds and secured debt on warehoused investments. There was no investment-level debt at December 31, 2023.

| | December 31, 2023 | | | | December 31, 2022 | | | |
|---|---|---|---|---|---|---|---|---|
| (In thousands) | Principal | Premium (Discount), net | Deferred Financing Cost | Amortized Cost | Principal | Premium (Discount), net | Deferred Financing Cost | Amortized Cost |
| Corporate debt | | | | | | | | |
| Securitized financing facility | $ 300,000 | — | (5,733) | $ 294,267 | $ 300,000 | — | (7,829) | $ 292,171 |
| Convertible and exchangeable senior notes | 78,422 | (810) | (96) | 77,516 | 278,422 | (1,293) | (388) | 276,741 |
| | 378,422 | (810) | (5,829) | 371,783 | 578,422 | (1,293) | (8,217) | 568,912 |
| Investment-level debt | — | — | — | — | 500 | — | (35) | 465 |
| | $ 378,422 | $ (810) | $ (5,829) | $ 371,783 | $ 578,922 | $ (1,293) | $ (8,252) | $ 569,377 |

### *Securitized Financing Facility*

In July 2021, special-purpose subsidiaries of the OP (the "Co-Issuers") issued Series 2021-1 Secured Fund Fee Revenue Notes, composed of: (i) $300 million aggregate principal amount of 3.933% Secured Fund Fee Revenue Notes, Series 2021-1, Class A-2 (the "Class A-2 Notes"); and (ii) up to $300 million (following a $100 million increase in April 2022) Secured Fund Fee Revenue Variable Funding Notes, Series 2021-1, Class A-1 (the "VFN" and, together with the Class A-2 Notes, the "Series 2021-1 Notes"). The VFN allow the Co-Issuers to borrow on a revolving basis. The Series 2021-1 Notes were issued under an Indenture dated July 2021, as amended in April 2022, that allows the Co-Issuers to issue additional series of notes in the future, subject to certain conditions. The Series 2021-1 Notes replaced the Company's previous corporate credit facility.

The Series 2021-1 Notes represent obligations of the Co-Issuers and certain other special-purpose subsidiaries of DBRG, and neither DBRG, the OP nor any of its other subsidiaries are liable for the obligations of the Co-Issuers. The Series 2021-1 Notes are secured by net investment management fees earned by subsidiaries of DBRG, equity interests in portfolio companies in the Operating segment and limited partnership interests in certain sponsored funds held by subsidiaries of DBRG, as collateral.

The Class A-2 Notes bear interest at a rate of 3.933% per annum, payable quarterly. The VFN bear interest generally based upon 1-month Adjusted Term Secured Overnight Financing Rate or SOFR (prior to April 2022, 3-month LIBOR) or an alternate benchmark as set forth in the purchase agreement of the VFN plus 3%. Unused capacity under the VFN facility is subject to a commitment fee of 0.5% per annum. The final maturity date of the Class A-2 Notes is in September 2051, with an anticipated repayment date in September 2026. The anticipated repayment date of the VFN is in September 2024, subject to two one-year extensions at the option of the Co-Issuers. If the Series 2021-1 Notes are not repaid or refinanced prior to their anticipated repayment date, or such date is not extended for the VFN, interest will accrue at a higher rate and the Series 2021-1 Notes will begin to amortize quarterly.

The Series 2021-1 Notes may be optionally prepaid, in whole or in part, prior to their anticipated repayment dates. There is no prepayment penalty on the VFN. However, prepayment of the Class A-2 Notes will be subject to additional consideration based upon the difference between the present value of future payments of principal and interest and the outstanding principal of such Class A-2 Note that is being prepaid; or 1% of the outstanding principal of such Class A-2 Note that is being prepaid in connection with a disposition of collateral.

The Indenture of the Series 2021-1 Notes contains various covenants, including financial covenants that require the maintenance of minimum thresholds for debt service coverage ratio and maximum loan-to-value ratio, as defined. As of the date of this filing, the Co-Issuers are in compliance with all of the financial covenants, and the full $300 million under the VFN is available to be drawn.

### Convertible and Exchangeable Senior Notes

Convertible and exchangeable senior notes (collectively, the senior notes) are composed of the following, representing senior unsecured obligations of DigitalBridge Group, Inc. or the OP as issuers of the senior notes:

| Description | Issuance Date | Due Date | Interest Rate (per annum) | Conversion or Exchange Price (per share of common stock) | Conversion or Exchange Ratio (in shares)[1] | Conversion or Exchange Shares (in thousands) | Earliest Redemption Date | Outstanding Principal December 31, 2023 | December 31, 2022 |
|---|---|---|---|---|---|---|---|---|---|
| **Issued by DigitalBridge Group, Inc.** | | | | | | | | | |
| 5.00% Convertible Senior Notes [2] | April 2013 | April 15, 2023 | 5.00 % | $ 63.02 | 15.8675 | 3,174 | April 22, 2020 | $ — | $ 200,000 |
| **Issued by DigitalBridge Operating Company, LLC** | | | | | | | | | |
| 5.75% Exchangeable Senior Notes | July 2020 | July 15, 2025 | 5.75 % | 9.20 | 108.6956 | 8,524 | July 21, 2023 | 78,422 | 78,422 |
| | | | | | | | | $ 78,422 | $ 278,422 |

_____

[1] The conversion or exchange ratio for the senior notes is subject to periodic adjustments to reflect certain carried-forward adjustments relating to common stock splits, reverse stock splits, common stock adjustments in connection with spin-offs and cumulative cash dividends paid on the Company's common stock since the issuances of the senior notes. The ratios are presented in shares of common stock per $1,000 principal of each senior note.

[2] Fully repaid in April 2023.

The senior notes mature on their due dates, unless earlier redeemed, repurchased, or exchanged. The outstanding senior notes are exchangeable at any time by holders of such notes into shares of the Company's common stock at the applicable exchange rate, which is subject to adjustment upon occurrence of certain events.

To the extent certain trading conditions of the Company's common stock are met, the senior notes are redeemable by the issuer in whole or in part for cash at any time on or after their earliest redemption dates at a redemption price equal to 100% of the principal amount of such senior notes being redeemed, plus accrued and unpaid interest (if any) up to, but excluding, the redemption date.

In the event of certain change in control transactions, holders of the senior notes have the right to require the issuer to purchase all or part of such holder's senior notes for cash in accordance with terms of the governing documents of the senior notes.

### Exchange of Senior Notes For Common Stock and Cash

There were no exchange transactions in 2023.

In March 2022, DBRG and the OP completed separate privately negotiated exchange transactions with certain noteholders of the 5.75% exchangeable notes. The Company exchanged in aggregate $60.3 million of outstanding principal of the 5.75% exchangeable notes into 6,389,366 shares of the Company's class A common stock and paid $13.9 million of cash. The exchanges resulted in a debt extinguishment loss of $133.2 million, calculated as the excess of consideration paid over the carrying value of the notes exchanged, and recorded in other loss on the consolidated statement of operations. Consideration was measured at fair value based upon the closing price of the Company's class A common stock on the date of the respective exchanges, and cash paid, net of transaction costs. The exchanges did not qualify as debt conversion and were treated as debt extinguishment as the Company issued less than the number of shares issuable under the stated exchange ratio of 108.696 shares per $1,000 of note principal exchanged.

### Future Minimum Principal Payments

The following table summarizes future scheduled minimum principal payments of debt at December 31, 2023. Future debt principal payments are presented based upon anticipated repayment dates for notes issued under securitization financing.

| (In thousands) | 2024 | 2025 | 2026 | 2027 | 2028 | Total |
|---|---|---|---|---|---|---|
| **Corporate debt** | | | | | | |
| Securitized financing facility | $ — | $ — | $ 300,000 | $ — | $ — | $ 300,000 |
| Exchangeable senior notes | — | 78,422 | — | — | — | 78,422 |
| | $ — | $ 78,422 | $ 300,000 | $ — | $ — | $ 378,422 |

## 8. Stockholders' Equity

The table below summarizes the share activities of the Company's preferred stock and common stock.

| | Number of Shares | | |
| | Preferred Stock | Class A Common Stock | Class B Common Stock |
| (In thousands) | | | |
|---|---|---|---|
| **Shares outstanding at December 31, 2020** | 41,350 | 120,851 | 183 |
| Redemption of preferred stock | (6,010) | — | — |
| Exchange of notes for class A common stock | — | 18,341 | — |
| Shares issued upon redemption of OP Units | — | 501 | — |
| Conversion of class B to class A common stock | — | 17 | (17) |
| Shares issued pursuant to settlement liability [1] | — | 1,488 | — |
| Equity-based compensation, net of forfeitures | — | 1,645 | — |
| Shares canceled for tax withholding on vested stock awards | — | (699) | — |
| **Shares outstanding at December 31, 2021** | 35,340 | 142,144 | 166 |
| Stock repurchases | (2,229) | (4,195) | — |
| Exchange of notes for class A common stock | — | 6,389 | — |
| Shares issued upon redemption of OP Units | — | 100 | — |
| Shares issued for redemption of redeemable noncontrolling interest (Note 9) | — | 14,435 | — |
| Equity awards issued, net of forfeitures | — | 1,589 | — |
| Shares canceled for tax withholding on vested equity awards | — | (699) | — |
| **Shares outstanding at December 31, 2022** | 33,111 | 159,763 | 166 |
| Stock repurchases | (235) | — | — |
| Shares issued upon redemption of OP Units | — | 253 | — |
| Equity awards issued, net of forfeitures | — | 4,835 | — |
| Shares canceled for tax withholding on vested equity awards | — | (1,642) | — |
| **Shares outstanding at December 31, 2023** | 32,876 | 163,209 | 166 |

_____

[1] In 2021, the settlement liability was settled through the reissuance of some of the shares previously repurchased and held in a subsidiary. Shares of class A common stock repurchased and not reissued in the settlement of the liability were subsequently cancelled.

### *Preferred Stock*

In the event of a liquidation or dissolution of the Company, preferred stockholders have priority over common stockholders for payment of dividends and distribution of net assets.

The table below summarizes the preferred stock issued and outstanding at December 31, 2023:

| Description | Dividend Rate Per Annum | Initial Issuance Date | Shares Outstanding (in thousands) | Par Value (in thousands) | Liquidation Preference (in thousands) | Earliest Redemption Date |
|---|---|---|---|---|---|---|
| Series H | 7.125 % | April 2015 | 8,395 | $ 84 | $ 209,870 | Currently redeemable |
| Series I | 7.15 % | June 2017 | 12,867 | 129 | 321,668 | Currently redeemable |
| Series J | 7.125 % | September 2017 | 11,614 | 116 | 290,361 | Currently redeemable |
| | | | 32,876 | $ 329 | $ 821,899 | |

All series of preferred stock are at parity with respect to dividends and distributions, including distributions upon liquidation, dissolution or winding up of the Company. Dividends are payable quarterly in arrears in January, April, July and October.

Each series of preferred stock is redeemable on or after the earliest redemption date for that series at $25.00 per share plus accrued and unpaid dividends (whether or not declared) prorated to their redemption dates, exclusively at the Company's option. The redemption period for each series of preferred stock is subject to the Company's right under limited circumstances to redeem the preferred stock upon the occurrence of a change of control (as defined in the articles supplementary relating to each series of preferred stock).

Preferred stock generally does not have any voting rights, except if the Company fails to pay the preferred dividends for six or more quarterly periods (whether or not consecutive). Under such circumstances, the preferred stock will be entitled to vote, together as a single class with any other series of parity stock upon which like voting rights have been conferred and are exercisable, to elect two additional directors to the Company's board of directors, until all unpaid dividends have been paid or declared and set aside for payment. In addition, certain changes to the terms of any series of preferred stock cannot be made without the affirmative vote of holders of at least two-thirds of the outstanding shares of each such series of preferred stock voting separately as a class for each series of preferred stock.

### Common Stock

Except with respect to voting rights, class A common stock and class B common stock have the same rights and privileges and rank equally, share ratably in dividends and distributions, and are identical in all respects as to all matters. Class A common stock has one vote per share and class B common stock has thirty-six and one-half votes per share. This gives the holders of class B common stock a right to vote that reflects the aggregate outstanding non-voting economic interest in the Company (in the form of OP Units) attributable to class B common stock holders and therefore, does not provide any disproportionate voting rights. Class B common stock was issued as consideration in the Company's acquisition in April 2015 of the investment management business and operations of its former manager, which was previously controlled by the Company's former Executive Chairman. Each share of class B common stock shall convert automatically into one share of class A common stock if the former Executive Chairman or his beneficiaries directly or indirectly transfer beneficial ownership of class B common stock or OP Units held by them, other than to certain qualified transferees, which generally includes affiliates and employees. In addition, each holder of class B common stock has the right, at the holder's option, to convert all or a portion of such holder's class B common stock into an equal number of shares of class A common stock.

The Company reinstated quarterly common stock dividends at $0.01 per share beginning the third quarter of 2022, having previously suspended common stock dividends from the second quarter of 2020 through the second quarter of 2022.

### Dividend Reinvestment and Direct Stock Purchase Plan

The Company's Dividend Reinvestment and Direct Stock Purchase Plan (the "DRIP Plan") provides existing common stockholders and other investors the opportunity to purchase shares (or additional shares, as applicable) of the Company's class A common stock by reinvesting some or all of the cash dividends received on their shares of the Company's class A common stock or making optional cash purchases within specified parameters. The DRIP Plan involves the acquisition of the Company's class A common stock either in the open market, directly from the Company as newly issued common stock, or in privately negotiated transactions with third parties. No shares of class A common stock have been acquired under the DRIP Plan in the form of new issuances in the last three years.

### Reverse Stock Split

In August 2022, the Company effectuated a one-for-four reverse stock split of its outstanding shares of class A and class B common stock. At that time, the number of authorized shares of common stock was not concurrently adjusted and par value of common stock was proportionately increased from $0.01 to $0.04 per share. Following stockholder approval in May 2023, the number of authorized shares of class A and class B common stock was proportionally decreased to 237,250,000 shares and 250,000 shares, respectively and par value of common stock was proportionately decreased from $0.04 to $0.01 per share, resulting in approximately $4.9 million increase in additional paid-in capital.

### Stock Repurchases

Pursuant to a $200 million stock repurchase program announced in July 2022 that expired in June 2023:

- In 2023, the Company repurchased 235,223 shares in aggregate across Series H, I and J preferred stock for approximately $4.7 million, or a weighted average price of $20.18 per share.
- In 2022, the Company repurchased (i) 2,228,805 shares in aggregate across Series H, I and J preferred stock for $52.6 million, or a weighted average price of $23.62 per share; and (ii) 4,195,020 shares of class A common stock for $54.9 million, or a weighted average price of $13.09 per share.
- In 2021, the Company redeemed all outstanding 7.5% Series G preferred stock in August for $86.8 million using proceeds from the securitized financing facility and 2,560,000 shares of 7.125% Series H preferred stock in November for approximately $64.4 million. All redemptions were made at the liquidation preference of $25.00 per share.

The excess or deficit of the repurchase price over the carrying value of the preferred stock results in a decrease or increase to net income attributable to common stockholders, respectively.

### Accumulated Other Comprehensive Income (Loss)

The following tables present the changes in each component of AOCI attributable to stockholders and noncontrolling interests in investment entities, net of immaterial tax effect. AOCI attributable to noncontrolling interests in Operating Company is immaterial.

*Changes in Components of AOCI—Stockholders*

| (In thousands) | Company's Share in AOCI of Equity Method Investments | Unrealized Gain (Loss) on AFS Debt Securities | Unrealized Gain (Loss) on Cash Flow Hedges | Foreign Currency Translation Gain (Loss) | Unrealized Gain (Loss) on Net Investment Hedges | Total |
|---|---|---|---|---|---|---|
| **AOCI at December 31, 2020** | $ 17,718 | $ 6,072 | $ (233) | $ 52,832 | $ 45,734 | $ 122,123 |
| Other comprehensive income (loss) before reclassifications | (12,386) | (211) | — | (35,001) | 1,731 | (45,867) |
| Amounts reclassified from AOCI | (2,998) | — | 233 | 10,153 | (39,779) | (32,391) |
| Deconsolidation of investment entities | — | — | — | (1,482) | — | (1,482) |
| **AOCI at December 31, 2021** | 2,334 | 5,861 | — | 26,502 | 7,686 | 42,383 |
| Other comprehensive income (loss) before reclassifications | (2,429) | — | — | (10,923) | 8,396 | (4,956) |
| Amounts reclassified from AOCI | (200) | (5,861) | — | (16,793) | (16,082) | (38,936) |
| **AOCI at December 31, 2022** | (295) | — | — | (1,214) | — | (1,509) |
| Other comprehensive income (loss) before reclassifications | (1) | — | — | 2,906 | — | 2,905 |
| Amounts reclassified from AOCI | 296 | — | — | (1,246) | — | (950) |
| Deconsolidation of investment entities | — | — | — | 965 | — | 965 |
| **AOCI at December 31, 2023** | $ — | $ — | $ — | $ 1,411 | $ — | $ 1,411 |

*Changes in Components of AOCI—Noncontrolling Interests in Investment Entities*

| (In thousands) | Unrealized Gain (Loss) on Cash Flow Hedges | Foreign Currency Translation Gain (Loss) | Unrealized Gain (Loss) on Net Investment Hedges | Total |
|---|---|---|---|---|
| **AOCI at December 31, 2020** | $ (1,030) | $ 83,845 | $ 15,099 | $ 97,914 |
| Other comprehensive income (loss) before reclassifications | — | (65,127) | — | (65,127) |
| Amounts reclassified from AOCI | 1,030 | (1,364) | (15,099) | (15,433) |
| Deconsolidation of investment entities | — | (6,297) | — | (6,297) |
| **AOCI at December 31, 2021** | — | 11,057 | — | 11,057 |
| Other comprehensive income (loss) before reclassifications | — | (4,571) | — | (4,571) |
| Amounts reclassified from AOCI | — | (9,501) | — | (9,501) |
| **AOCI at December 31, 2022** | — | (3,015) | — | (3,015) |
| Other comprehensive income (loss) before reclassifications | — | 884 | — | 884 |
| Amounts reclassified from AOCI | — | (468) | — | (468) |
| Deconsolidation of investment entities | — | 2,550 | — | 2,550 |
| **AOCI at December 31, 2023** | $ — | $ (49) | $ — | $ (49) |

*Reclassifications out of AOCI—Stockholders*

Information about amounts reclassified out of AOCI attributable to stockholders by component is presented below. Such amounts are included in other gain (loss) in continuing and discontinued operations on the consolidated statements of operations, as applicable, except for amounts related to equity method investments, which are included in equity method losses in discontinued operations.

| (In thousands) | Year Ended December 31, | | | Affected Line Item in the |
|---|---|---|---|---|
| Component of AOCI reclassified into earnings | 2023 | 2022 | 2021 | Consolidated Statements of Operations |
| Relief of basis of AFS debt securities | $ — | $ 5,861 | $ — | Income (loss) from discontinued operations |
| Release of foreign currency cumulative translation adjustments | 1,246 | 16,793 | (10,153) | Other gain (loss), net Income (loss) from discontinued operations |
| Realized gain on net investment hedges | — | 16,082 | 39,779 | Other gain (loss), net Income (loss) from discontinued operations |
| Realized loss on cash flow hedges | — | — | (233) | Income (loss) from discontinued operations |
| Deconsolidation of investment entities | (965) | — | 1,482 | Income (loss) from discontinued operations |
| Release of AOCI of equity method investments | (296) | 200 | 2,998 | Income (loss) from discontinued operations |

## 9. Noncontrolling Interests

### Redeemable Noncontrolling Interests

The following table presents the activities in redeemable noncontrolling interests in the Company's investment management business through its redemption in May 2022 as discussed below, and in open-end funds in the liquid securities strategy consolidated by the Company.

| (In thousands) | Year Ended December 31, | | |
|---|---|---|---|
| | 2023 | 2022 | 2021 |
| Redeemable noncontrolling interests | | | |
| Beginning balance | $ 100,574 | $ 359,223 | $ 305,278 |
| Contributions | 300 | 11,650 | 42,514 |
| Distributions paid and payable, including redemptions by limited partners in consolidated funds | (89,515) | (20,784) | (23,246) |
| Net income (loss) | 6,503 | (26,778) | 34,677 |
| Adjustment of Wafra's interest to redemption value and warrants held by Wafra to fair value | — | 725,026 | — |
| Redemption of Wafra's interest | — | (862,276) | — |
| Reclassification of warrants held by Wafra to liability in May 2022 (Note 6) | — | (81,400) | — |
| Reclassification of Wafra's carried interest allocation to noncontrolling interests in investment entities in May 2022 | — | (4,087) | — |
| Ending balance | $ 17,862 | $ 100,574 | $ 359,223 |

*Redeemable Noncontrolling Interest in Investment Management*

On May 23, 2022, the Company redeemed the 31.5% noncontrolling interest in its investment management business held by Wafra pursuant to a purchase and sale agreement ("PSA") entered into in April 2022.

In connection with Wafra's initial investment in the Company's investment management business in July 2020, Wafra had assumed directly and also indirectly through a participation interest $124.9 million of the Company's commitments to DBP I, and has a $125.0 million commitment to DBP II that has been partially funded to-date. These are the Company's flagship value-add equity infrastructure funds. Wafra had also agreed to make commitments to the Company's future funds and investment vehicles on a pro rata basis with the Company based on Wafra's percentage interest in the investment management business, subject to certain caps.

Pursuant to the PSA, Wafra's entitlement to carried interest in DBP II was reduced from 12.6% to 7%, and with certain limited exceptions, Wafra sold or gave up its right to invest in, or receive carried interest from, future investment management products, but except as otherwise provided, retained its investment in and its allocation of carried interest from existing investment management products.

Consideration for the redemption of Wafra's interest consisted of: (i) an upfront payment of $388.5 million in cash and 14,435,399 shares of the Company's Class A common stock valued at $348.8 million based upon the closing price of the Company's class A common stock on May 23, 2022; and (ii) Wafra's right to earn a contingent amount up to $125 million if the Company raises fee earning equity under management (as defined in the PSA) up to $6 billion during the period from December 31, 2021 to December 31, 2023, payable in March 2023 for portion earned in 2022 and March 2024 for any remaining portion earned in 2023, with up to 50% payable in shares of the Company's Class A common stock at the Company's election. The Company paid Wafra in cash $90 million of the contingent amount in March 2023.

The carrying value of Wafra's redeemable noncontrolling interest was adjusted to fair value prior to redemption, initially based upon an estimate of consideration payable at March 31, 2022 when redemption was deemed to be probable, including the maximum potential contingent amount of $125 million. This adjustment resulted in an allocation from additional paid-in capital to redeemable noncontrolling interests on the consolidated balance sheet.

The unrealized carried interest earnings allocated to Wafra that was retained and no longer subject to redemption was reclassified in May 2022 to permanent equity, included in noncontrolling interests in investment entities.

Additionally, in July 2020, the Company had also issued Wafra five warrants to purchase up to an aggregate of 5% of the Company's class A common stock (5% at the time of the transaction, on a fully-diluted, post-transaction basis), as described further in Note 10. In connection with the redemption, the terms of the warrants were amended, among other things, to provide for net cash settlement upon exercise of the warrants, at election of either the Company or Wafra, if such exercise would result in Wafra beneficially owning in excess of 9.8% of the issued and outstanding shares of the Company's class A common stock. Inclusion of the cash settlement feature changed the classification of the warrants from equity to liability. The warrants were remeasured to fair value prior to reclassification in May 2022, with the increase in value recorded in equity to reduce additional paid-in capital. Subsequent changes in fair value of the warrant liability is recorded in earnings.

The Company's redemption of Wafra's interest in May 2022 also resulted in the assumption of $5.2 million of deferred tax asset that now accrues to the Company.

## Noncontrolling Interests in Investment Entities

DataBank and Vantage SDC represent portfolio companies managed by the Company under its Investment Management segment with respect to equity interests owned by third party capital and, prior to deconsolidation (as discussed below) and reclassification to discontinued operations in 2023 (Note 2), were consolidated in the Company's former Operating segment.

### *DataBank*

#### *2022 DataBank Recapitalization*

The Company began a partial recapitalization of DataBank in the second half of 2022 through multiple sales of equity interest to new investors, resulting in net proceeds to the Company of approximately $425.5 million, including its share of carried interest, net of allocation to employees and former employees of $20.1 million (the "2022 Recapitalization"). As a result of the 2022 Recapitalization, the Company's ownership decreased from 21.8% to 11.0% at December 31, 2022.

Upon completion of the 2022 Recapitalization, the Company reconsidered its consolidation assessment and concluded that it remained the primary beneficiary of the VIE through which it holds its interest in DataBank. As the 2022 Recapitalization involved a change in ownership of a consolidated subsidiary, it was accounted for as an equity transaction. The difference between the book value of the Company's interest and its ownership based upon the fair value of DataBank resulted in a reallocation from noncontrolling interests in investment entities to additional paid-in capital totaling $230.2 million in the third and fourth quarters of 2022.

#### *2023 DataBank Recapitalization and Deconsolidation*

In September 2023, the Company completed the partial recapitalization of DataBank through additional sales of equity interest to new investors (the "2023 Recapitalization"), resulting in net proceeds to the Company of $49.4 million, including carried interest of $27.9 million. As a result of the 2023 Recapitalization, the Company's ownership interest in DataBank decreased from 11.0% to 9.87%.

Upon completion of the 2023 Recapitalization, the Company reconsidered its consolidation assessment and concluded that it no longer held a controlling financial interest in DataBank and was no longer the primary beneficiary of the VIE through which it holds its interest in DataBank. As a result, the Company deconsolidated DataBank effective September 14, 2023, and accounts for its remaining investment in DataBank using the equity method.

In connection with the deconsolidation, the Company realized a $3.7 million gain from the sale of its equity interest in the 2023 Recapitalization, and remeasured its remaining 9.87% equity interest in DataBank at a fair value of $434.5 million (Note 4) based upon the pricing of the recapitalization, which resulted in an unrealized gain of $275.0 million. The total gain of $278.7 million was recorded in other gain (loss), net on the Company's consolidated statements of operations, and is presented in Corporate and Other.

As of December 31, 2023, the Company's interest in DataBank was 9.5% following a dilution of its interest as a result of a rights offering by DataBank in November 2023.

*Vantage SDC*

*Vantage SDC Deconsolidation*

In connection with the Company's acquisition of Vantage SDC in July 2020 and an additional data center in September 2021, the Company and its co-investors committed to acquire the future build-out of expansion capacity, along with lease-up of the expanded capacity and existing inventory, the costs of which are borne by the existing owners of Vantage SDC. Through 2023, the cost of the expansion capacity had been funded by Vantage SDC from borrowings under its credit facilities or through cash from operations, except for a $122 million payment that has been deferred to December 2024 and treated as a contribution of infrastructure assets and lease intangibles by the existing owners of Vantage SDC that was funded through equity. On December 31, 2023, there was an accelerated settlement of $36 million of the deferred payment through a combination of a) a reallocation of equity from DBRG and its co-investors to the existing owners at 150%; and b) issuance of a note payable to an existing owner. This settlement transaction resulted in a dilution of the ownership held by DBRG and its co-investors in Vantage SDC, with DBRG's interest decreasing from 13.1% to 12.8%.

On December 31, 2023, in connection with the accelerated partial settlement of the deferred payment which diluted the Company's interest in Vantage SDC, certain governance changes were concurrently made at Vantage SDC. This resulted in a dilution of the Company's voting rights and the Company is no longer deemed to control the Board of Managers of Vantage SDC. In light of the governance changes, the Company reconsidered its consolidation assessment and concluded that it no longer held a controlling financial interest in Vantage SDC and was no longer the primary beneficiary of Vantage SDC. As a result, the Company deconsolidated Vantage SDC effective December 31, 2023. The Company's interest in Vantage SDC is held through two consolidated funds, which aggregated to a 38.3% interest in Vantage SDC, of which the Company's share is 12.8% and remaining 25.6% is held by limited partners of the consolidated funds which represent noncontrolling interests. In connection with the deconsolidation, the remaining interest in Vantage SDC held by the consolidated funds were remeasured at fair value of $393.8 million (Note 4), resulting in an immaterial difference in the remeasured value, recorded in earnings.

### *Effect of Deconsolidation on Financial Statement Presentation*

The deconsolidation of DataBank and Vantage SDC in 2023 resulted in derecognition of $8.55 billion of assets, $5.94 billion of liabilities and $2.06 billion of noncontrolling interests in investment entities. Subsequent to deconsolidation, the Company's consolidated financial statements include only its equity method investment in DataBank and its consolidated funds' investment in Vantage SDC, carried at fair value, along with noncontrolling interests representing the limited partners of the consolidated funds, and changes in fair value of these investments. The Company's investments in DataBank and Vantage SDC are presented in Corporate and Other, consistent with the treatment and presentation of the Company's other consolidated funds and of its interest as general partner affiliate in other sponsored investment vehicles (Note 4).

### Noncontrolling Interests in Operating Company

Certain current and former employees of the Company directly or indirectly own interests in OP, presented as noncontrolling interests in the Operating Company. Noncontrolling interests in OP have the right to require OP to redeem part or all of such member's OP Units for cash based on the market value of an equivalent number of shares of class A common stock at the time of redemption, or at the Company's election as managing member of OP, through issuance of shares of class A common stock (registered or unregistered) on a one-for-one basis. At the end of each period, noncontrolling interests in OP is adjusted to reflect their ownership percentage in OP at the end of the period, through a reallocation between controlling and noncontrolling interests in OP.

*Redemption of OP Units*—The Company redeemed OP Units totaling 253,084 in 2023 and 100,220 in 2022 through issuance of an equal number of shares of class A common stock on a one-for-one basis.

## 10. Fair Value

### Recurring Fair Values

Financial assets and financial liabilities carried at fair value on a recurring basis include financial instruments for which the fair value option was elected, but exclude financial assets under the NAV practical expedient. Fair value is categorized into a three tier hierarchy that is prioritized based upon the level of transparency in inputs used in the valuation techniques.

| (In thousands) | Level 1 | | Level 2 | | Level 3 | | Total |
|---|---|---|---|---|---|---|---|
| | | | **Fair Value Measurement Hierarchy** | | | | |
| **December 31, 2023** | | | | | | | |
| **Assets** | | | | | | | |
| Investments (Note 4) | | | | | | | |
| Other equity investments | $ | 17,487 | $ | — | $ | — | $ 17,487 |
| CLO subordinated notes | | — | | — | | 50,927 | 50,927 |
| Equity investments of consolidated funds | | 66,297 | | — | | 416,614 | 482,911 |
| *Fair Value Option:* | | | | | | | |
| Equity method investment | | — | | — | | 6,700 | 6,700 |
| **Liabilities** | | | | | | | |
| Other liabilities | | | | | | | |
| InfraBridge contingent consideration | | — | | — | | 11,338 | 11,338 |
| Warrants issued to Wafra | | — | | — | | 39,200 | 39,200 |
| Securities of consolidated funds sold short | | 38,481 | | — | | — | 38,481 |
| **December 31, 2022** | | | | | | | |
| **Assets** | | | | | | | |
| Investments (Note 4) | | | | | | | |
| Other equity investments | $ | 16,790 | $ | — | $ | — | 16,790 |
| CLO subordinated notes | | — | | — | | 50,927 | 50,927 |
| Equity investments of consolidated funds | | 139,075 | | — | | 46,770 | 185,845 |
| *Fair Value Option:* | | | | | | | |
| Loans receivable | | — | | — | | 133,307 | 133,307 |
| Other assets—derivative assets | | — | | 11,793 | | — | 11,793 |
| **Liabilities** | | | | | | | |
| Other liabilities | | | | | | | |
| Warrants issued to Wafra | | — | | — | | 17,700 | 17,700 |
| Securities of consolidated funds sold short | | 40,928 | | — | | — | 40,928 |

### Equity Investments of Consolidated Funds

Equity investments of consolidated funds include marketable equity securities held by our liquid strategy funds, valued based upon listed prices in active markets, classified as Level 1, and at December 31, 2023, equity investments in digital infrastructure portfolio companies held by single asset funds. The marketable equity securities comprise publicly listed stocks primarily in the U.S. and to a lesser extent, in Europe, and primarily in the technology, media and telecommunications sectors. With respect to other equity investments at December 31, 2023, fair value of an underlying portfolio company was determined using a discounted cash flow model based upon projected net operating income of the investee with an exit capitalization rate of 5.5% and discounted at 10.4%, classified as level 3. Additionally, a recently acquired fund investment was valued based upon its transacted price, classified as level 2.

Prior to December 31, 2023, equity investments of consolidated funds included equity interests in pooling entities that hold a portfolio of loans, invested alongside other parallel funds within the same credit fund complex. In December 2023, following a reorganization of the Company's ownership interest within the fund structure, the consolidated credit fund was deconsolidated. Fair value of the fund's equity interests in the pooling entities was based upon its share of expected cash flows from the loan assets held by the pooling entities, classified as level 3. In estimating fair value of the underlying loans, the pooling entities considered the prevailing market yields at which a third party might expect to receive on equivalent loans with similar credit risk. Based upon a comparison to market yields, it was determined that the transacted price or par value of the loans held by the pooling entities approximated their fair value at December 31, 2022.

### Fair Value Option

#### Equity Method Investments

At December 31, 2023, the Company had one equity method investment under the fair value option. Fair value was determined using a balanced application of the discounted cash flow model based upon projected earnings, discounted at 18.3%, and comparison to market values of similar public companies. The fair value is classified as Level 3 of the fair value hierarchy and changes in fair value are recorded in principal investment income.

#### Loans Receivable

At December 31, 2023, there was no outstanding loans receivable balance. At December 31, 2022, loans receivable under fair value option consisted of an unsecured promissory note in connection with the 2022 sale of the Company's Wellness Infrastructure business (Note 2). The note had bullet repayment of principal and accrued paid-in-kind ("PIK") interest. Fair value of the note was $133.3 million, with unpaid principal balance, inclusive of PIK interest, of $162.0 million, classified as Level 3 in the fair value hierarchy. In March 2023, the note was fully written down, taking into consideration foreclosure of certain assets within the Wellness Infrastructure portfolio by its mezzanine lender.

### Derivatives

The Company's derivative instruments generally consist of: (i) foreign currency put options, forward contracts and costless collars to hedge the foreign currency exposure of certain foreign-denominated investments or investments in foreign subsidiaries (in GBP and EUR), with notional amounts and termination dates based upon the anticipated return of capital from these investments; and (ii) interest rate caps and swaps to limit the exposure to changes in interest rates on various floating rate debt obligations (indexed to SOFR or Euribor). These derivative contracts may be designated as qualifying hedge accounting relationships, specifically as net investment hedges and cash flow hedges, respectively.

The derivative instruments are subject to master netting arrangements with counterparties that allow the Company to offset the settlement of derivative assets and liabilities in the same currency by instrument type or, in the event of default by the counterparty, to offset all derivative assets and liabilities with the same counterparty. Notwithstanding the conditions for right of offset may have been met, the Company presents derivative assets and liabilities with the same counterparty on a gross basis on the consolidated balance sheets.

The Company had no outstanding derivatives at December 31, 2023. At December 31, 2022, fair value of derivative assets was $11.8 million, included in other assets (Note 6), and there were no derivatives in a liability position. All derivative positions were non-designated hedges. At December 31, 2022, derivative notional amounts aggregated to the equivalent of $321.1 million for foreign exchange contracts, with no outstanding interest rate contracts.

Realized and unrealized gains and losses on derivative instruments were recorded in other gain (loss) on the consolidated statement of operations as follows:

| (In thousands) | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2023 | 2022 | 2021 |
| Foreign currency contracts: | | | |
| *Designated contracts* | | | |
| Realized gain (loss) transferred from AOCI to earnings | $ — | $ 17,334 | $ 58,727 |
| *Non-designated contracts* | | | |
| Realized and unrealized gain (loss) in earnings [1] | 4,053 | 17,092 | 889 |
| Interest rate contracts: | | | |
| *Designated contracts* | | | |
| Interest expense [2] | — | — | 20 |
| Realized gain (loss) transferred from AOCI to earnings | — | — | (1,328) |
| *Non-designated contracts* | | | |
| Realized and unrealized gain (loss) in earnings | — | 11,533 | (213) |

————————

[1] Includes amounts related to foreign currency contract entered into on behalf of a sponsored fund, which had no net impact to the Company's earnings, (Note 16).

The Company's foreign currency and interest rate contracts are generally traded over-the-counter, and are valued using a third-party service provider. Quotations on over-the-counter derivatives are not adjusted and are generally valued using observable inputs such as contractual cash flows, yield curve, foreign currency rates and credit spreads, and are classified as Level 2 of the fair value hierarchy. Although credit valuation adjustments, such as the risk of default, rely on Level 3 inputs, these inputs are not significant to the overall valuation of the derivatives. As a result, derivative valuations in their entirety are classified as Level 2 of the fair value hierarchy.

### *Warrants*

As discussed in Note 9, the Company had issued five warrants to Wafra in July 2020. Each warrant entitles Wafra to purchase up to 1,338,000 shares of the Company's class A common stock at staggered strike prices between $9.72 and $24.00 each, exercisable through July 17, 2026. No warrants have been exercised to-date.

The warrants are carried at fair value effective May 2022 when they were reclassified from equity to liability, with subsequent changes in fair value recorded in other gain (loss) on the consolidated statements of operations. The warrants were valued using a Black-Scholes option pricing model, applying the following inputs: (a) estimated volatility for DBRG's class A common stock of 37.8% (40.8% at December 31, 2022); (b) closing stock price of DBRG's class A common stock on the last trading day of the quarter; (c) the strike price for each warrant; (d) remaining term to expiration of the warrants; and (e) risk free rate of 4.11% per annum (4.16% per annum at December 31, 2022), derived from the daily U.S. Treasury yield curve rates to correspond to the remaining term to expiration of the warrants.

### *Contingent Consideration*

In connection with the acquisition of InfraBridge, contingent consideration is payable if prescribed fundraising targets for InfraBridge's new global infrastructure funds are met. In measuring the contingent consideration, the Company applied a probability-weighted approach to the likelihood of meeting various fundraising targets and discounted the estimated future contingent consideration payment at 4.9% to derive a present value amount, classified as Level 3 of the fair value hierarchy.

### Changes in Level 3 Fair Value

The following table presents changes in recurring Level 3 fair value assets held for investment. Realized and unrealized gains (losses) are included in other gain (loss).

| | | Level 3 Assets | | | Level 3 Liabilities | |
|---|---|---|---|---|---|---|
| | | **Fair Value Option** | | Equity Investment of | | InfraBridge |
| (In thousands) | AFS Debt Securities | Loans Receivable | Equity Method Investments | Consolidated Fund | Warrants | Contingent Consideration |
| **Fair value at December 31, 2021** | $ — | $ 78,607 | $ — | $ — | $ — | $ — |
| Purchases, originations, drawdowns and contributions | 50,927 | 370,496 | — | 35,566 | — | — |
| Transfer out of equity to liability | — | — | — | — | 81,400 | — |
| Change in accrued interest and capitalization of paid-in-kind interest | — | 5,814 | — | — | — | — |
| Paydowns | — | (159,501) | — | — | — | — |
| Transfer of warehoused loans to sponsored fund | — | (123,312) | — | — | — | — |
| Consolidation of sponsored fund | — | — | — | 10,536 | — | — |
| Unrealized gain (loss) in earnings, net | — | (38,797) | — | 668 | (63,700) | — |
| **Fair value at December 31, 2022** | $ 50,927 | $ 133,307 | $ — | $ 46,770 | $ 17,700 | $ — |
| | | | | | | |
| Net unrealized gain (loss) in earnings on instruments held at December 31, 2022 | $ — | $ (28,706) | $ — | $ 668 | $ (63,700) | $ — |
| | | | | | | |
| **Fair value at December 31, 2022** | $ 50,927 | $ 133,307 | $ — | $ 46,770 | $ 17,700 | $ — |
| Contributions | — | — | 20,000 | 85,486 | — | — |
| Consolidation of sponsored funds | — | — | — | 393,614 | — | — |
| Business combination | — | — | — | — | — | 10,874 |
| Change in consolidated fund's share of equity investment [(1)] | — | — | — | 1,842 | — | — |
| Paydown of underlying loans held by equity investment of consolidated fund | — | — | — | (8,109) | — | — |
| Unrealized gain (loss) in earnings, net | — | (133,307) | (13,300) | 2,216 | 21,500 | 464 |
| Deconsolidation of sponsored fund | — | — | — | (105,205) | — | — |
| **Fair value at December 31, 2023** | $ 50,927 | $ — | $ 6,700 | $ 416,614 | $ 39,200 | $ 11,338 |
| | | | | | | |
| Net unrealized gain (loss) in earnings on instruments held at December 31, 2023 | $ — | $ (133,307) | $ (13,300) | $ — | $ 21,500 | $ 464 |

(1) Represents reallocation of investment value when relative ownership of the pooling entity across its fund owners change following additional capital contributions.

### Investment Carried at Fair Value Using Net Asset Value

The Company holds an investment in a non-traded healthcare REIT. In early February 2024, the non-traded healthcare REIT listed its shares on the NYSE through an initial public offering. Pursuant to a 180 day lock-up by the underwriters from the date of listing, the Company is restricted from liquidating its holdings in these securities until expiration of the lock-up period in August 2024. The investment was carried at $14.7 million at December 31, 2023 using its IPO price as an indicative value and at $34.5 million at December 31, 2022 based upon its estimated NAV.

### Nonrecurring Fair Values

The Company measures fair value of certain assets on a nonrecurring basis: (i) on the acquisition date for business combinations; (ii) when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable; and (iii) upon deconsolidation of a subsidiary for any retained interest. Adjustments to fair value generally result from an application of the lower of amortized cost or fair value for assets held for disposition or otherwise, a write-down of asset values due to impairment.

There were no assets carried at nonrecurring fair value at December 31, 2023 and December 31, 2022.

## Fair Value of Financial Instruments Reported at Cost

Fair value of financial instruments reported at amortized cost are presented below.

| (In thousands) | Fair Value Measurements | | | | |
|---|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Total | Carrying Value |
| December 31, 2023 | | | | | |
| **Liabilities** | | | | | |
| Corporate debt | | | | | |
| Secured fund fee revenue notes | $ — | $ 250,547 | $ — | $ 250,547 | $ 294,267 |
| Exchangeable senior notes | — | 152,296 | — | 152,296 | 77,516 |
| December 31, 2022 | | | | | |
| **Liabilities** | | | | | |
| Corporate debt | | | | | |
| Secured fund fee revenue notes | $ — | $ 250,547 | $ — | $ 250,547 | $ 292,171 |
| Convertible and exchangeable senior notes | | 304,513 | — | 304,513 | 276,741 |
| Non-recourse investment-level debt | — | — | 465 | 465 | 465 |

*Debt*—Senior notes and secured fund fee revenue notes were valued using their last traded price. At December 31, 2022, carrying value of investment-level debt approximated fair value due to the short term nature of the amount drawn from a line of credit of a consolidated fund.

*Other*—The carrying values of cash and cash equivalents, accounts receivable, due from and to affiliates, interest payable and accounts payable generally approximate fair value due to their short term nature, and credit risk, if any, is negligible.

## 11. Earnings per Share

The following table presents the basic and diluted earnings per common share computations.

| (In thousands, except per share data) | | Year Ended December 31, 2023 | | 2022 | | 2021 |
|---|---|---|---|---|---|---|
| **Net income (loss) allocated to common stockholders** | | | | | | |
| Income (Loss) from continuing operations attributable to DigitalBridge Group, Inc. | $ | 241,279 | $ | (129,578) | $ | (80,312) |
| Income (Loss) from discontinued operations attributable to DigitalBridge Group, Inc. | | (55,999) | | (192,219) | | (229,785) |
| Net income (loss) attributable to DigitalBridge Group, Inc. | | 185,280 | | (321,797) | | (310,097) |
| Preferred stock repurchases/redemptions (Note 8) | | 927 | | 1,098 | | (4,992) |
| Preferred dividends | | (58,656) | | (61,567) | | (70,627) |
| **Net income (loss) attributable to common stockholders** | | 127,551 | | (382,266) | | (385,716) |
| Net income (loss) allocated to participating securities | | (2,179) | | (34) | | — |
| Net income (loss) allocated to common stockholders—basic | | 125,372 | | (382,300) | | (385,716) |
| Interest expense attributable to convertible and exchangeable notes [1] | | 5,050 | | — | | — |
| Net income (loss) allocated to common stockholders—diluted | $ | 130,422 | $ | (382,300) | $ | (385,716) |
| **Weighted average common shares outstanding** | | | | | | |
| Weighted average number of common shares outstanding—basic | | 159,868 | | 154,495 | | 122,864 |
| Weighted average effect of dilutive shares [1][2][3] | | 9,852 | | — | | — |
| Weighted average number of common shares outstanding—diluted | | 169,720 | | 154,495 | | 122,864 |
| **Income (loss) per share—basic** | | | | | | |
| Income (Loss) from continuing operations | $ | 1.13 | $ | (1.23) | $ | (1.27) |
| Income (Loss) from discontinued operations | | (0.35) | | (1.24) | | (1.87) |
| Net income (loss) attributable to common stockholders per common share—basic | $ | 0.78 | $ | (2.47) | $ | (3.14) |
| **Income (loss) per share—diluted** | | | | | | |
| Income (Loss) from continuing operations | $ | 1.10 | $ | (1.23) | $ | (1.27) |
| Income (Loss) from discontinued operations | | (0.33) | | (1.24) | | (1.87) |
| Net income (loss) attributable to common stockholders per common share—diluted | $ | 0.77 | $ | (2.47) | $ | (3.14) |

---

[1] With respect to the assumed conversion or exchange of the Company's outstanding senior notes, the following are excluded from the calculation of diluted earnings per share as their inclusion would be antidilutive: (a) for the years ended December 31, 2023, 2022 and 2021, the effect of adding back interest expense of $3.1 million, $16.6 million and $54.7 million, respectively, and 912,900, 12,901,700 and 33,849,100 of weighted average dilutive common share equivalents. Also excluded from the calculation of diluted earnings per share was $133.2 million of debt extinguishment loss (Note 7) for the year ended December 31, 2022.

[2] The calculation of diluted earnings per share excludes the effect of the following as their inclusion would be antidilutive: (a) class A common shares that are contingently issuable in relation to performance stock units (Note 13) with weighted average shares of 1,298,900 and 2,712,700 for the years ended December 31, 2022 and 2021; and (b) class A common shares that are issuable to net settle the exercise of warrants (Note 9) with weighted average shares of 667,400, 1,742,800 and 2,659,400 for the years ended December 31, 2023, 2022 and 2021, respectively.

[3] OP Units may be redeemed for registered or unregistered class A common stock on a one-for-one basis and are not dilutive. At December 31, 2023, 2022 and 2021, 12,375,800, 12,628,900 and 12,613,800 of OP Units, respectively, were not included in the computation of diluted earnings per share in the respective periods presented.

## 12. Fee Revenue

The following table presents the Company's fee revenue by type.

| | Year Ended December 31, | | | | | |
| | 2023 | | 2022 | | 2021 | |
| (In thousands) | | | | | | |
|---|---|---|---|---|---|---|
| Management fees | $ | 258,288 | $ | 169,922 | $ | 168,618 |
| Incentive fees | | 3,229 | | — | | 7,174 |
| Other fees | | 2,600 | | 2,751 | | 5,034 |
| Total fee revenue | $ | 264,117 | $ | 172,673 | $ | 180,826 |

*Management Fees*—Management fees for equity funds are calculated at contractual rates between 0.64% per annum to 1.60% per annum of investors' committed capital during the commitment period, and thereafter, contributed or invested capital (subject to certain reductions for NAV write-downs); at contractual rates between 0.25% per annum and 1.10% per annum of invested capital from inception for Credit and co-investment vehicles; and at contractual rates between 0.30% per annum and 1.25% per annum based upon NAV for vehicles in the Liquid Strategies and gross asset value for certain Infrabridge co-investment vehicles. Also, certain co-investment vehicles charge a one-time fee upfront at contractual rates between 0.15% and 2.00% of committed capital, generally to be paid in tranches, but with recognition of fee revenue over the life of the vehicle.

*Incentive Fees*—The Company is entitled to incentive fees from sub-advisory accounts in its liquid securities strategy. Incentive fees are determined based upon the performance of the respective accounts, subject to the achievement of specified return thresholds in accordance with the terms set out in their respective governing agreements. A portion of incentive fees earned by the Company is allocable to certain employees and former employees, included in carried interest and incentive fee compensation expense.

*Other Fee Revenue*—Other fees include primarily service fees for information technology, facilities and operational support provided to certain portfolio companies, and on a non-recurring basis, loan origination fees from co-investors.

*Revenue Concentration*

For the year ended December 31, 2023, revenues from three funds, including fee revenue, principal investment income and carried interest allocation, accounted for approximately 24%, 20%, and 15% of the Company's total revenues.

## 13. Equity-Based Compensation

The DigitalBridge Group, Inc. 2014 Omnibus Stock Incentive Plan (the "Equity Incentive Plan") provides for the grant of restricted stock, performance stock units ("PSUs"), Long Term Incentive Plan ("LTIP") units, restricted stock units ("RSUs"), deferred stock units ("DSUs"), options, warrants or rights to purchase shares of the Company's common stock, cash incentives and other equity-based awards to the Company's officers, directors (including non-employee directors), employees, co-employees, consultants or advisors of the Company or of any parent or subsidiary who provides services to the Company, but excluding employees of portfolio companies. Shares reserved for the issuance of awards under the Equity Incentive Plan are subject to equitable adjustment upon the occurrence of certain corporate events, provided that this number automatically increases each January 1st by 2% of the outstanding number of shares of the Company's class A common stock on the immediately preceding December 31st. At December 31, 2023, an aggregate 24.5 million shares of the Company's class A common stock were reserved for the issuance of awards under the Equity Incentive Plan.

*Restricted Stock*—Restricted stock awards in the Company's class A common stock are granted to senior executives, directors and certain employees, generally subject to a service condition only, with annual time-based vesting in equal tranches over a three-year period. Restricted stock is entitled to dividends declared and paid on the Company's class A common stock and such dividends are not forfeitable prior to vesting of the award. Restricted stock awards are valued based on the Company's class A common stock price on grant date and equity-based compensation expense is recognized on a straight-line basis over the requisite service period.

*Restricted Stock Units*—RSUs in the Company's class A common stock are subject to a performance condition. Vesting of performance-based RSUs occur upon achievement of certain Company-specific metrics over a performance measurement period that coincides with the recipients' term of service. Only vested RSUs are entitled to accrued dividends declared and paid on the Company's class A common stock during the time period the RSUs are outstanding. RSUs are initially valued based upon the Company's class A common stock price on grant date and not subsequently remeasured for equity-classified awards, while liability-classified awards are remeasured at fair value at the end of each reporting period until the award is fully vested. Equity-based compensation expense is recognized over the vesting period when it becomes probable that the performance condition will be met. A liability classified award that met its performance condition and became fully vested over the course of 2023 was settled in cash totaling $3.3 million. There was no cash settlement of awards in 2022 or 2021.

*Performance Stock Units*—PSUs are granted to senior executives and certain employees, and are subject to both a service condition and a market condition. Following the end of the measurement period, the recipients of PSUs who remain employed will vest in, and be issued a number of shares of the Company's class A common stock, generally ranging from 0% to 200% of the number of PSUs granted and determined based upon the performance of the Company's class A common stock relative to that of a specified peer group over a three-year measurement period (such measurement metric the "total shareholder return"). In addition, recipients of PSUs whose employment is terminated after the first anniversary of their PSU grant are eligible to vest in a portion of the PSU award following the end of the measurement period based upon achievement of the total shareholder return metric applicable to the award. PSUs also contain dividend equivalent rights which entitle the recipients to a payment equal to the amount of dividends that would have been paid on the shares that are ultimately issued at the end of the measurement period.

Fair value of PSUs, including dividend equivalent rights, was determined using a Monte Carlo simulation under a risk-neutral premise, with the following assumptions:

| | 2023 PSU Grants | 2022 PSU Grants | 2021 PSU Grants |
|---|---|---|---|
| Expected volatility of the Company's class A common stock [1] | 41.3% | 32.4% | 35.4% |
| Expected annual dividend yield [2] | 0.3% | —% | —% |
| Risk-free rate (per annum) [3] | 3.8% | 2.0% | 0.3% |

[1] Based upon the historical volatility of the Company's stock and those of a specified peer group.

[2] Based upon the Company's expected annualized dividends. Expected dividend yield was zero for the March 2022 and 2021 PSU awards as common dividends were suspended beginning the second quarter of 2020 and reinstated in the third quarter of 2022.

[3] Based upon the continuously compounded zero-coupon U.S. Treasury yield for the term coinciding with the measurement period of the award as of valuation date.

Fair value of PSU awards, excluding dividend equivalent rights, is recognized on a straight-line basis over their measurement period as compensation expense, and is not subject to reversal even if the market condition is not achieved. The dividend equivalent right is accounted for as a liability-classified award. The fair value of the dividend equivalent right is recognized as compensation expense on a straight-line basis over the measurement period, and is subject to adjustment to fair value at each reporting period.

*LTIP Units*—LTIP units are units in the Operating Company that are designated as profits interests for federal income tax purposes. Unvested LTIP units that are subject to market conditions do not accrue distributions. Each vested LTIP unit is convertible, at the election of the holder (subject to capital account limitation), into one common OP Unit and upon conversion, subject to the redemption terms of OP Units (Note 8).

LTIP units issued have either (1) a service condition only, valued based upon the Company's class A common stock price on grant date; or (2) both a service condition and a market condition based upon the Company's class A common stock achieving a target price over a predetermined measurement period, subject to continuous employment to the time of vesting, and valued using a Monte Carlo simulation.

The following assumptions were applied in the Monte Carlo model under a risk-neutral premise:

| | 2022 LTIP Grant | 2019 LTIP Grant [1] |
|---|---|---|
| Expected volatility of the Company's class A common stock [2] | 34.0% | 28.3% |
| Expected dividend yield [3] | 0.0% | 8.1% |
| Risk-free rate (per annum) [4] | 3.6% | 1.8% |

[1] Represents 2.5 million LTIP units granted to the Company's Chief Executive Officer, Marc Ganzi, in connection with the Company's acquisition of Digital Bridge Holdings, LLC in July 2019, with vesting based upon the Company's class A common stock price closing at or above $40 over any 90 consecutive trading days prior to the fifth anniversary of the grant date.

[2] Based upon historical volatility of the Company's stock and those of a specified peer group.

[3] Based upon the Company's most recently issued dividend prior to grant date and closing price of the Company's class A common stock on grant date. Expected dividend yield was zero for the June 2022 award as common dividends were suspended beginning the second quarter of 2020 and reinstated in the third quarter of 2022.

[4] Based upon the continuously compounded zero-coupon US Treasury yield for the term coinciding with the measurement period of the award as of valuation date.

Equity-based compensation cost on LTIP units is recognized on a straight-line basis either over (1) the service period for awards with a service condition only; or (2) the derived service period for awards with both a service condition and a market condition, irrespective of whether the market condition is satisfied. The derived service period is a service period that is inferred from the application of the simulation technique used in the valuation of the award, and represents the median of the terms in the simulation in which the market condition is satisfied.

*Deferred Stock Units*—Certain non-employee directors may elect to defer the receipt of annual base fees and/or restricted stock awards, and in lieu, receive awards of DSUs. DSUs awarded in lieu of annual base fees are fully vested on their grant date, while DSUs awarded in lieu of restricted stock awards vest one year from their grant date. DSUs are entitled to a dividend equivalent, in the form of additional DSUs based on dividends declared and paid on the Company's class A common stock, subject to the same restrictions and vesting conditions, where applicable. Upon separation of service from the Company, vested DSUs will be settled in shares of the Company's class A common stock. Fair value of DSUs are determined based upon the price of the Company's class A common stock on grant date and recognized immediately if fully vested upon grant, or on a straight-line basis over the vesting period as equity based compensation expense and equity.

Equity-based compensation cost pursuant to DBRG's Equity Incentive Plan is presented on the consolidated statement of operations, as follows.

| (In thousands) | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2023 | 2022 | 2021 |
| Compensation expense (including $0, $(410) and $1,194 expense related to dividend equivalent rights) | $ 55,597 | $ 31,281 | $ 35,428 |
| Administrative expense | 228 | 1,422 | 222 |
| | $ 55,825 | $ 32,703 | $ 35,650 |

Changes in unvested equity awards pursuant to DBRG's Equity Incentive Plan are summarized below.

| | Restricted Stock | LTIP Units [1] | DSUs | RSUs [2] | PSUs [3] | Total | Weighted Average Grant Date Fair Value | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | | | | | | | PSUs | All Other Awards |
| Unvested shares and units at December 31, 2022 | 1,706,674 | 2,625,000 | 20,058 | 2,397,391 | 1,889,587 | 8,638,710 | $ 16.28 | $ 10.84 |
| Granted | 2,468,842 | — | 70,887 | — | 413,172 | 2,952,901 | 11.98 | 12.24 |
| Vested | (1,308,856) | — | (26,846) | (1,798,044) | (603,525) | (3,737,271) | 7.88 | 13.95 |
| Forfeited | (53,291) | — | — | — | (424,799) | (478,090) | 7.92 | 13.83 |
| Unvested shares and units at December 31, 2023 | 2,813,369 | 2,625,000 | 64,099 | 599,347 | 1,274,435 | 7,376,250 | 21.66 | 9.80 |

[1] Represents the number of LTIP units granted subject to vesting upon achievement of market condition. LTIP units that do not meet the market condition within the measurement period will be forfeited.

[2] Represents the number of RSUs granted subject to vesting upon achievement of performance condition. RSUs that do not meet the performance condition at the end of the measurement period will be forfeited.

[3] Number of PSUs granted does not reflect potential increases or decreases that could result from the final outcome of the total shareholder return measured at the end of the performance period. PSUs for which the total shareholder return was not met at the end of the performance period are forfeited.

Fair value of equity awards that vested, determined based upon their respective fair values at vesting date, totaled $50.3 million in 2023, $53.9 million in 2022 and $68.3 million in 2021.

At December 31, 2023, aggregate unrecognized compensation cost for all unvested equity awards pursuant to DBRG's Equity Incentive Plan was $36.0 million, which is expected to be recognized over a weighted average period of 1.8 years. This excludes $6.3 million of unvested RSUs that are not currently probable of achieving their performance condition and have a remaining performance measurement period of approximately four months.

## 14. Income Taxes

### *Transition to Taxable C Corporation*

In 2022, the Company's Board of Directors and management agreed to discontinue actions necessary to maintain qualification as a REIT. Commencing with the taxable year ended December 31, 2022, all of the Company's taxable income, except for income generated by subsidiaries that have elected REIT status, is subject to U.S. federal and state income tax at the applicable corporate tax rate.

The Company's transition to a taxable C Corporation in 2022, in and of itself, did not result in significant incremental current income tax expense due to the availability of significant capital loss and net operating loss ("NOL") carryforwards. The Company's primary source of income subject to tax remains its investment management business, which was already subject to tax through its previously designated taxable REIT subsidiaries.

*Income Tax Benefit (Expense)*

The components of current and deferred tax benefit (expense) are as follows.

| (In thousands) | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2023 | 2022 | 2021 |
| **Current** | | | |
| Federal | $ 167 | $ 3,986 | $ 3,369 |
| State and local | 1,058 | (786) | (19) |
| Foreign | (1,252) | (1,163) | — |
| Total current tax benefit (expense) | (27) | 2,037 | 3,350 |
| **Deferred** | | | |
| Federal | (1,004) | (13,850) | 15,615 |
| State and local | 124 | (2,419) | 2,498 |
| Foreign | 901 | 1,100 | — |
| Total deferred tax benefit (expense) | 21 | (15,169) | 18,113 |
| **Income tax benefit (expense) on continuing operations** | $ (6) | $ (13,132) | $ 21,463 |

The Company has no income tax benefits recognized for uncertain tax positions.

*Deferred Income Tax Asset and Liability*

Deferred tax asset and deferred tax liability are presented within other assets, and other liabilities, respectively.

The components of deferred tax asset and deferred tax liability are as follows.

| (In thousands) | December 31, 2023 | December 31, 2022 |
| --- | --- | --- |
| **Deferred tax asset** | | |
| Capital losses [1] | $ 366,083 | $ 252,904 |
| Net operating losses [2] | 146,537 | 92,224 |
| Investment in partnerships | 131,828 | 317,048 |
| Equity-based compensation | 15,104 | 11,856 |
| Intangible assets | 5,013 | 5,959 |
| Deferred income | 2,576 | 2,086 |
| Deferred interest expense | 6,050 | 5,556 |
| Lease liability—corporate offices | 12,507 | 9,341 |
| Lease liability—investment properties | — | 6,789 |
| Other | 4,487 | 5,847 |
| Gross deferred tax asset | 690,185 | 709,610 |
| Valuation allowance | (664,397) | (679,057) |
| Deferred tax asset, net of valuation allowance | 25,788 | 30,553 |
| **Deferred tax liability** | | |
| Intangible assets | 23,382 | 13,725 |
| ROU lease asset—corporate offices | 8,527 | 5,350 |
| ROU lease asset—investment properties | — | 6,026 |
| Other | 1,909 | 3,408 |
| Gross deferred tax liability | 33,818 | 28,509 |
| **Net deferred tax asset (liability)** | $ (8,030) | $ 2,044 |

---

[1] At December 31, 2023, deferred tax asset was recognized on capital losses of $1.38 billion, which expire between 2024 and 2028, with full valuation allowance established.

[2] At December 31, 2023 and 2022, deferred tax asset was recognized on NOL of $589.7 million and $378.7 million, respectively, for which full valuation allowance was established in both years. NOL, which is largely attributable to U.S. federal losses incurred after December 31, 2017, can be carried forward indefinitely.

*Valuation Allowance*

Changes in the deferred tax asset valuation allowance are presented below:

| (In thousands) | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2023 | | 2022 | | 2021 | |
| Beginning balance | $ | 679,057 | $ | 12,766 | $ | 1,852 |
| Addition | | 19,483 | | 666,291 | | 33,756 |
| Utilization and/or reversal | | (34,143) | | — | | (22,842) |
| Ending balance | | 664,397 | $ | 679,057 | $ | 12,766 |

*Deferred Income Taxes*

In 2022, significant deferred tax assets were recognized with an offsetting valuation allowance. As a result of the Company's transition to a taxable C Corporation, $400.2 million of deferred tax asset was recognized as of January 1, 2022 related principally to capital loss carryforwards and outside basis difference in DBRG's interest in the OP, and $134.2 million was recorded during the year related to changes in DBRG's interest in the OP that were treated as equity transactions. Outside basis difference in investment in partnerships along with NOL generated by a subsidiary during the year further contributed to the deferred tax asset balance in 2022. At December 31, 2022, it was determined that the realizability of these deferred tax assets did not meet the more-likely-than-not threshold, and consequently, a full valuation allowance was established against these deferred tax assets. In assessing realizability, the Company determined that there were no prudent and feasible tax planning strategies that the Company could employ to reasonably assure the future realizability of its carryforward losses and other deferred tax assets. In the absence of tax planning strategies and given the Company's history of cumulative operating losses, which was largely a product of the recent transition in the Company's business, it was difficult to overcome the resulting uncertainties over the Company's ability to generate future taxable income to realize these deferred tax assets.

As of December 31, 2023, a full valuation allowance has been maintained as the more-likely-than-not threshold continues to not be met in assessing realizability of deferred tax assets. As a result, income tax expense in 2023 generally reflects the income tax effect of foreign subsidiaries.

In future periods, if the realizability of all or some portion of these deferred tax assets becomes more likely than not, the associated valuation allowance would be reversed as a deferred tax benefit.

*Foreign Subsidiary Earnings*

The Company has evaluated all unremitted earnings of its foreign subsidiaries, which may be repatriated at the Company's election, and has not recorded any deferred tax liability as no material taxes are expected to be due if and when these amounts are repatriated.

### Effective Income Tax

Income tax benefit (expense) attributable to continuing operations varied from the amount computed by applying the statutory income tax rate to loss from continuing operations before income taxes. The following table presents a reconciliation of the statutory U.S. income tax to the Company's effective income tax attributable to continuing operations:

| | | Year Ended December 31, | |
|---|---|---|---|
| (In thousands) | 2023 | 2022 | 2021 |
| Income (Loss) from continuing operations before income taxes | $ 365,629 | $ (46,681) | $ (55,999) |
| Income (Loss) from continuing operations before income taxes attributable to pass-through subsidiaries | NA | NA | (5,905) |
| Income (Loss) from continuing operations before income taxes attributable to taxable subsidiaries | 365,629 | (46,681) | (61,904) |
| Federal income tax benefit (expense) at statutory tax rate (21%) | (76,782) | 9,802 | 13,000 |
| State and local income taxes, net of federal income tax benefit | (21,970) | 5,559 | 1,930 |
| Foreign income tax differential | 36 | 782 | — |
| Effect of change in income tax rate | 34,684 | — | — |
| Noncontrolling interests | (27,699) | (44,014) | — |
| Separately taxable subsidiaries of OP | 15,213 | 21,226 | — |
| Change in ownership of OP, including equity reallocation (Note 2) | — | (2,838) | — |
| Equity-based compensation | 682 | 1,971 | 1,814 |
| Valuation allowance [1] | 76,087 | (784) | 1,852 |
| Other, net | (257) | (4,836) | 2,867 |
| Income tax benefit (expense) on continuing operations | $ (6) | $ (13,132) | $ 21,463 |

_____

[1] 2022 excludes changes in valuation allowance related to the Company's transition to taxable C Corporation as of January 1, 2022, outside basis difference in changes in DBRG's interest in the OP that were treated as equity transactions, and other activities associated with discontinued operations.

### Tax Examinations

The Company is no longer subject to new income tax examinations by U.S. tax authorities for years prior to 2019.

## 15. Variable Interest Entities

A VIE is an entity that lacks sufficient equity to finance its activities without additional subordinated financial support from other parties, or whose equity holders lack the characteristics of a controlling financial interest. The following discusses the Company's involvement with VIEs where the Company is the primary beneficiary and consolidates the VIEs or where the Company is not the primary beneficiary and does not consolidate the VIEs.

### Operating Subsidiary

The Company's operating subsidiary, OP, is a limited liability company that has governing provisions that are the functional equivalent of a limited partnership. The Company holds the majority of membership interest in OP, acts as the managing member of OP and exercises full responsibility, discretion and control over the day-to-day management of OP. The noncontrolling interests in OP do not have substantive liquidation rights, substantive kick-out rights without cause, or substantive participating rights that could be exercised by a simple majority of noncontrolling interest members (including by such a member unilaterally). The absence of such rights, which represent voting rights in a limited partnership equivalent structure, would render OP to be a VIE. The Company, as managing member, has the power to direct the core activities of OP that most significantly affect OP's performance, and through its majority interest in OP, has both the right to receive benefits from and the obligation to absorb losses of OP. Accordingly, the Company is the primary beneficiary of OP and consolidates OP. As the Company conducts its business and holds its assets and liabilities through OP, the total assets and liabilities, earnings (losses), and cash flows of OP represent substantially all of the total consolidated assets and liabilities, earnings (losses), and cash flows of the Company.

### Company-Sponsored Funds

The Company sponsors funds and other investment vehicles as general partner for the purpose of providing investment management services in exchange for management fees and carried interest. These funds are established as limited partnerships or equivalent structures. Limited partners of the funds do not have either substantive liquidation rights, or substantive kick-out rights without cause, or substantive participating rights that could be exercised by a simple majority of limited partners or by a single limited partner. Accordingly, the absence of such rights, which represent voting rights in a limited partnership, results in the funds being considered VIEs. The nature of the Company's involvement with its sponsored funds comprise fee arrangements and equity interests in its capacity as general partner and general partner affiliate. The fee arrangements are commensurate with the level of management services provided by the Company, and contain terms and conditions that are customary to similar at-market fee arrangements.

*Consolidated Company-Sponsored Funds*—The Company currently consolidates sponsored funds in which it has more than an insignificant equity interest in the fund as general partner. As a result, the Company is considered to be acting in the capacity of a principal of the sponsored fund and is therefore the primary beneficiary of the fund. The Company's exposure is limited to its capital account balance in the consolidated funds of $200.8 million at December 31, 2023 and $94.7 million at December 31, 2022. The liabilities of the consolidated funds may only be settled using assets of the consolidated funds, and the Company, as general partner, is not obligated to provide any financial support to the consolidated funds. At December 31, 2023, the Company did not have any unfunded equity commitments to consolidated funds.

The following table presents the assets and liabilities of the consolidated funds:

| (In thousands) | | December 31, 2023 | | December 31, 2022 |
|---|---|---:|---|---:|
| **Assets** | | | | |
| Cash and cash equivalents | $ | 69,654 | $ | 86,433 |
| Investments (Note 4) | | 482,911 | | 185,845 |
| Other assets | | 576 | | 1,895 |
| | $ | 553,141 | $ | 274,173 |
| **Liabilities** | | | | |
| Debt | $ | — | $ | 465 |
| Other liabilities | | | | |
| Securities sold short | | 38,482 | | 40,928 |
| Due to custodian | | 9,415 | | 35,457 |
| Other | | 16,313 | | 2,734 |
| | $ | 64,210 | $ | 79,584 |

*Unconsolidated Company-Sponsored Funds*—The Company does not consolidate its sponsored funds where it has insignificant equity interests in these funds as general partner. As such interests absorb insignificant variability from the fund, the Company is considered to be acting in the capacity of an agent of the fund and is therefore not the primary beneficiary of these funds. The Company accounts for its equity interests in unconsolidated funds under the equity method. The Company's maximum exposure to loss is limited to the outstanding balance of its investment in the unconsolidated funds (Note 4) of $1.86 billion at December 31, 2023 and $752.3 million at December 31, 2022. The Company also has receivables from its unconsolidated funds for fee revenue and reimbursable or recoverable costs, as discussed in Note 16. At December 31, 2023, the Company's unfunded equity commitments to its unconsolidated funds as general partner and general partner affiliate totaled $260.4 million. Generally, the timing for funding of these commitments is not known and the commitments are callable on demand at any time prior to their respective expirations.

## 16. Transactions with Affiliates

Affiliates include (i) investment vehicles that the Company sponsors and/or manages, and in which the Company may have an equity interest; (ii) portfolio companies of sponsored funds; (iii) the Company's other equity investments outside of sponsored funds; and (iv) directors and employees of the Company (collectively, "employees").

Amounts due from and due to affiliates consist of the following:

| (In thousands) | | December 31, 2023 | | December 31, 2022 |
|---|---|---|---|---|
| **Due from Affiliates** | | | | |
| Investment vehicles and portfolio companies | | | | |
| Fee revenue | $ | 71,427 | $ | 35,010 |
| Cost reimbursements and recoverable expenses | | 14,388 | | 7,031 |
| Employees and other affiliates | | — | | 3,319 |
| | $ | 85,815 | $ | 45,360 |
| **Due to Affiliates** (Note 6) | | | | |
| Investment vehicles—Derivative obligation | $ | — | $ | 11,793 |
| Investment vehicles—InfraBridge (Note 3) | | 10,123 | | — |
| Employees and other affiliates | | 541 | | 658 |
| | $ | 10,664 | $ | 12,451 |

Significant transactions with affiliates include the following:

*Fee Revenue*—Fee revenue earned from investment vehicles that the Company manages and/or sponsors, and may have an equity interest, are presented in Note 12. Substantially all fee revenue are from affiliates, except for management fees and incentive fee from sub-advisory accounts and generally, other fee revenue.

*Cost Reimbursements and Recoverable Expenses*—The Company receives reimbursements and recovers certain costs paid on behalf of investment vehicles sponsored by the Company, which include: (i) organization and offering costs related to formation and capital raising of the investment vehicles up to specified thresholds; (ii) professional fees incurred in performing investment due diligence; and (iii) direct and indirect operating costs for managing the operations of certain investment vehicles.

To the extent the Company determines it acts in the capacity of principal in the incurrence of such costs, the related reimbursements and recoverable expenses are included in other income, which totaled $10.4 million, $4.3 million and $10.2 million for the years ended December 31, 2023, 2022 and 2021, respectively. To the extent the Company determines that it acts in the capacity of an agent, the cost reimbursement is presented on a net basis in the consolidated statements of operations.

*Warehoused Investments*—The Company may acquire and temporarily warehouse investments on behalf of prospective sponsored investment vehicles that are actively fundraising (Note 4). The warehoused investments are transferred to the investment vehicle when sufficient third party capital, including debt, is raised. The Company is generally paid a fee by the investment vehicle, akin to an interest charge, typically calculated as a percentage of the acquisition price of the investment, to compensate the Company for its cost of holding the investment during the warehouse period. The terms of such arrangements may differ for each sponsored investment vehicle and by investment.

*Derivative Obligations of Sponsored Fund*—In the third quarter of 2022, the Company, in its capacity as general partner and for the benefit of its sponsored fund, entered into foreign currency forward contracts to economically hedge the foreign currency exposure of an investment commitment of its sponsored fund (Note 10). The investment committee of the sponsored fund has ratified the fund's responsibility and obligation to assume all resulting liabilities and benefits from the foreign currency contracts effective from trade date through the novation of the contracts to the fund. The Company recorded a payable in due to affiliates to reflect the fund's obligation to assume the resulting asset from the foreign currency contracts; accordingly, there was no net effect to the Company's earnings resulting from these foreign currency contracts. Upon the novation of the contracts to the fund in January 2023, the Company de-recognized the derivative asset and the corresponding payable in due to affiliate.

*Digital Real Estate Acquisitions*—Marc Ganzi, Chief Executive Officer of the Company, and Ben Jenkins, President and Chief Investment Officer of the Company, were former owners of Digital Bridge Holdings, LLC ("DBH") prior to its merger into the Company in July 2019. Messrs. Ganzi and Jenkins had retained their equity investments and general partner interests in the portfolio companies of DBH, which include DataBank and Vantage.

As a result of the personal investments made by Messrs. Ganzi and Jenkins in DataBank and Vantage SDC prior to the Company's acquisition of DBH, additional investments made by the Company in DataBank and Vantage SDC subsequent to their initial acquisitions may trigger future carried interest payments to Messrs. Ganzi and Jenkins upon the occurrence of future realization events. Such investments made by the Company include ongoing payments for the build-out of expansion capacity, including lease-up of the expanded capacity and existing inventory, in Vantage SDC (Note 9) and the acquisition of additional interest in DataBank from an existing investor in January 2022.

*Carried Interest Allocation from Sponsored Investment Vehicles*—With respect to investment vehicles sponsored by the Company for which Messrs. Ganzi and Jenkins are invested in their capacity as former owners of DBH, and not in their capacity as employees of the Company, any carried interest entitlement attributed to such investments by Messrs. Ganzi and Jenkins as general partner are not subject to continuing vesting provisions and do not represent compensatory arrangements to the Company. Such carried interest allocation to Messrs. Ganzi and Jenkins that are unrealized or distributed but unpaid are included in noncontrolling interests on the balance sheet in the Investment Management segment, in the amount of $112.2 million at December 31, 2023 and $70.4 million at December 31, 2022. Carried interest allocated is recorded as net income attributable to noncontrolling interests in the Investment Management segment totaling $42.5 million, $65.0 million and $17.6 million for the years ended December 31, 2023, 2022 and 2021 respectively. Additionally, in connection with the DataBank recapitalization (Note 9) in the second half of 2022, Messrs. Ganzi and Jenkins received distributed carried interest in the form of equity interest in vehicles that invest in DataBank, of which $86.1 million in aggregate was not deemed a compensatory arrangement. Such equity interest represent ownership interests in DataBank. A portion of such equity interest was sold by Messrs. Ganzi and Jenkins in connection with the recapitalization transaction.

*Investment in Managed Investment Vehicles*—Subject to the Company's related party policies and procedures, certain employees may invest on a discretionary basis in investment vehicles sponsored by the Company, either directly in the vehicle or indirectly through the Company's general partner entity. These investments are generally not subject to management fees or carried interest, but otherwise bear their proportionate share of other operating expenses of the investment vehicles. Such investments in consolidated investment vehicles and general partner entities totaled $22.7 million at December 31, 2023 and $17.7 million at December 31, 2022, reflected in redeemable noncontrolling interests and noncontrolling interests on the balance sheet in the Investment Management segment. The employees' share of net income was $4.9 million, $2.2 million and $2.1 million for the years ended December 31, 2023, 2022 and 2021, respectively. Such amounts are reflected in net income (loss) attributable to noncontrolling interests on the consolidated statement of operations in the Investment Management segment and exclude their share of carried interest allocation, which is reflected in incentive fee and carried interest compensation expense.

*Aircraft*—Pursuant to Mr. Ganzi's employment agreement, as amended, the Company has agreed to reimburse Mr. Ganzi for certain variable operational costs of business travel on a chartered or private jet (including any aircraft that Mr. Ganzi may partially or fully own), provided that the Company will not reimburse the allocable share (based on the number of passengers) of variable operational costs for any passenger on such flight who is not traveling on Company business. Additionally, the Company has also agreed to reimburse Mr. Ganzi for certain defined fixed costs of any aircraft owned by Mr. Ganzi. The fixed cost reimbursements will be made based on an allocable portion of an aircraft's annual budgeted fixed cash operating costs, based on the number of hours the aircraft will be used for business purposes. At least once a year, the Company will reconcile the budgeted fixed operating costs with the actual fixed operating costs of the aircraft, and the Company or Mr. Ganzi, as applicable, will make a payment for any difference. The Company reimbursed Mr. Ganzi $4.7 million, $2.7 million and $3.0 million for the years ended December 31, 2023, 2022 and 2021 respectively.

*Investment Venture*—Pursuant to an investment agreement entered into between a subsidiary of the Company and Thomas J. Barrack, the Company's former Executive Chairman, effective April 1, 2021, the Company invested $26.0 million in Mr. Barrack's newly formed investment entity (the "Venture"), which entitles the Company to a portion of carried interest payable to Mr. Barrack from the Venture. Following subsequent events which significantly reduced the likelihood that fundraising by the Venture will sufficiently support its value, the Company determined that its investment would likely not be recoverable and wrote off its investment as of June 30, 2021. In 2023, the investment agreement was terminated and both parties agreed to a dissolution of the Venture.

*Advancement of Expenses*—Effective April 1, 2021, Thomas J. Barrack stepped down as Executive Chairman of the Company and in July 2021, resigned as a member of the Company's Board of Directors. In October 2021, the Company entered into an Agreement Regarding Advancement of Certain Expenses ("Advancement Agreement") with Mr. Barrack, which is generally consistent with the Company's obligations and Mr. Barrack's rights regarding advancement of expenses under the terms of a January 2017 Indemnification Agreement between the Company and Mr. Barrack, and under the Company's Bylaws. The Advancement Agreement (a) memorializes the parties' agreement as to the Company's obligations and Mr. Barrack's rights under the earlier Indemnification Agreement and the Company's Bylaws, and (b) obligates Mr. Barrack to reimburse the Company for such advanced expenses under certain circumstances. Pursuant to the Advancement Agreement, the Company expensed $27.6 million and $5.6 million in the years ended December 31, 2022 and 2021, respectively, with immaterial expenses in 2023. The Company believes it has met all of its financial obligations under the Advancement Agreement and does not expect to make any further advances to Mr. Barrack thereunder.

## 17. Segment Reporting

The Company conducts its business through its one reportable segment of Investment Management. The Operating segment was discontinued following full deconsolidation of the portfolio companies in the Operating segment on December 31, 2023, as discussed in Note 9, at which time, the activities thereof qualified as discontinued operations (Note 2).

- The Investment Management segment represents the Company's global investment management platform, deploying and managing capital on behalf of a diverse base of global institutional investors. The Company's investment management platform is composed of a growing number of long-duration, private investment funds designed to provide institutional investors access to investments across different segments of the digital infrastructure ecosystem. In addition to its flagship value-add digital infrastructure equity offerings, the Company's investment offerings have expanded to include core equity, credit and liquid securities. The Company earns management fees based upon the assets or capital managed in investment vehicles, and may earn incentive fees and carried interest based upon the performance of such investment vehicles, subject to achievement of minimum return hurdles.

  The amount of incentive fees and carried interest recognized, a portion of which is allocated to employees and former employees, may be highly variable from period to period. Through the end of May 2022, earnings from the Investment Management segment were attributed 31.5% to Wafra prior to the Company's redemption of Wafra's interest in the investment management business (Note 9).

The Company's remaining investment activities and corporate level activities are presented as Corporate and Other.

- Other investment activities are composed primarily of the Company's equity interests as general partner affiliate in its sponsored investment vehicles, the largest of which are the DBP flagship funds, InfraBridge funds, DataBank and Vantage SDC post-deconsolidation, and seed investments in liquid securities and other potential new strategies. With respect to seed investments, these are not intended to be a long-term deployment of capital by the Company and are expected to be warehoused temporarily on the Company's balance sheet until sufficient third party capital has been raised. The Company's remaining non-digital investments consisted, for the most part, of shares in BRSP that were disposed in March 2023. The Company's other investment activities generate largely principal investment income, driven by fair value changes of underlying investments held by its investment vehicles, and to a lesser extent, interest income or dividend income from warehoused investments and investments of consolidated investment vehicles.

- Corporate activities include corporate level cash and corresponding interest income, corporate level financing and related interest expense, corporate level transaction costs, costs in connection with unconsummated investments, income and expense related to cost reimbursement arrangements with affiliates, fixed assets for corporate use, compensation expense not directly attributable to reportable segments, and corporate level administrative and overhead costs. Costs which are directly attributable, or otherwise can be subjected to a reasonable and systematic attribution, have been attributed to reportable segments. As segment results are presented before elimination of intercompany fees, elimination adjustment is made with respect to fee revenue earned by the Investment Management segment from third party capital in managed investment vehicles consolidated in Corporate and Other.

**Segment Results of Operations**

The following table summarizes results from continuing operations of the Company's reportable segments and reconciled to the consolidated statement of operations.

| | Investment Management Year Ended December 31, | | | Corporate and Other Year Ended December 31, | | | Total Year Ended December 31, | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2023 | 2022 | 2021 | 2023 | 2022 | 2021 | 2023 | 2022 | 2021 |
| **Revenues** | | | | | | | | | |
| Fee revenue | $ 267,181 | $ 176,061 | $ 187,379 | $ (3,064) | $ (3,388) | $ (6,553) | $ 264,117 | $ 172,673 | $ 180,826 |
| Carried interest allocation | 363,075 | 378,342 | 99,207 | — | — | — | 363,075 | 378,342 | 99,207 |
| Principal investment income | 4,223 | 4,121 | 2,604 | 141,225 | 52,610 | 83,419 | 145,448 | 56,731 | 86,023 |
| Other income | 11,405 | 5,984 | 4,303 | 37,338 | 81,041 | 17,471 | 48,743 | 87,025 | 21,774 |
| **Total revenues** | 645,884 | 564,508 | 293,493 | 175,499 | 130,263 | 94,337 | 821,383 | 694,771 | 387,830 |
| **Expenses** | | | | | | | | | |
| Interest expense | 10,514 | 10,872 | 4,766 | 14,026 | 32,054 | 58,478 | 24,540 | 42,926 | 63,244 |
| Investment-related expense | 2,539 | 4,112 | 3,423 | 616 | 19,107 | 3,745 | 3,155 | 23,219 | 7,168 |
| Transaction-related costs | 6,973 | 4,895 | — | 3,850 | 5,234 | 5,515 | 10,823 | 10,129 | 5,515 |
| Depreciation and amortization | 35,259 | 22,155 | 26,736 | 1,392 | 22,116 | 17,617 | 36,651 | 44,271 | 44,353 |
| Compensation expense | | | | | | | | | |
| Cash and equity-based | 154,442 | 101,433 | 71,055 | 52,450 | 53,319 | 88,717 | 206,892 | 154,752 | 159,772 |
| Incentive fee and carried interest allocation | 186,030 | 202,286 | 65,890 | — | — | — | 186,030 | 202,286 | 65,890 |
| Administrative expense | 40,544 | 21,515 | 21,683 | 43,238 | 72,607 | 56,085 | 83,782 | 94,122 | 77,768 |
| **Total expenses** | 436,301 | 367,268 | 193,553 | 115,572 | 204,437 | 230,157 | 551,873 | 571,705 | 423,710 |
| **Other income (loss)** | | | | | | | | | |
| Other gain (loss), net | (2,527) | (3,341) | 797 | 98,646 | (166,406) | (20,916) | 96,119 | (169,747) | (20,119) |
| **Income (loss) from continuing operations before income taxes** | 207,056 | 193,899 | 100,737 | 158,573 | (240,580) | (156,736) | 365,629 | (46,681) | (55,999) |
| Income tax benefit (expense) | (1,694) | (7,815) | (9,822) | 1,688 | (5,317) | 31,285 | (6) | (13,132) | 21,463 |
| **Income (loss) from continuing operations** | 205,362 | 186,084 | 90,915 | 160,261 | (245,897) | (125,451) | 365,623 | (59,813) | (34,536) |
| Income (loss) from continuing operations attributable to noncontrolling interests: | | | | | | | | | |
| Redeemable noncontrolling interests | 215 | (3,175) | 14,893 | 6,288 | (23,603) | 19,784 | 6,503 | (26,778) | 34,677 |
| Investment entities | 86,290 | 113,853 | 19,153 | 18,074 | (834) | 7,992 | 104,364 | 113,019 | 27,145 |
| Operating Company | 8,374 | 5,522 | 5,338 | 5,103 | (21,998) | (21,384) | 13,477 | (16,476) | (16,046) |
| **Income (loss) from continuing operations attributable to DigitalBridge Group, Inc.** | $ 110,483 | $ 69,884 | $ 51,531 | $ 130,796 | $ (199,462) | $ (131,843) | $ 241,279 | $ (129,578) | $ (80,312) |
| Income (loss) from discontinued operations attributable to DigitalBridge Group, Inc. | | | | | | | (55,999) | (192,219) | (229,785) |
| **Income (loss) attributable to DigitalBridge Group, Inc.** | | | | | | | $ 185,280 | $ (321,797) | $ (310,097) |

Of the Company's total assets of $3.6 billion at December 31, 2023 and $11.0 billion at December 31, 2022, $1.48 billion and $875.4 million reside in the Investment Management segment, respectively.

*Geography*

Geographic information about the Company's total income from continuing operations and long-lived assets, excluding assets of discontinued operations, are as follows. Geography is generally presented as the location in which the income producing assets reside or the location in which income generating services are performed.

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| (In thousands) | 2023 | 2022 | 2021 |
| **Total income by geography:** | | | |
| United States | $ 746,462 | $ 643,073 | $ 375,133 |
| Europe | 56,280 | 47,196 | 2,512 |
| Other | 8,241 | 165 | — |
| Total [(1)] | $ 810,983 | $ 690,434 | $ 377,645 |

| (In thousands) | December 31, 2023 | December 31, 2022 |
| --- | --- | --- |
| **Long-lived assets by geography:** | | |
| United States | $ 22,294 | $ 27,588 |
| Europe | 17,868 | 3,997 |
| Other | 967 | 1,037 |
| Total [(2)] | $ 41,129 | $ 32,622 |

_____

[(1)] Total income excludes cost reimbursement income from affiliates (Note 16), presented within other income, and income from discontinued operations (Note 2).

[(2)] Long-lived assets include lease right-of-use assets and fixed assets. Long-lived assets exclude financial instruments, goodwill, non-lease related intangible assets and assets of discontinued operations.

## 18. Commitments and Contingencies

*Litigation*

The Company may be involved in litigation in the ordinary course of business. As of December 31, 2023, the Company was not involved in any legal proceedings that are expected to have a material adverse effect on the Company's results of operations, financial position or liquidity.

*Leases*

As lessee, the Company's leasing arrangements are generally limited to operating leases for its corporate offices.

The weighted average remaining lease term based upon outstanding lease liability balances at December 31, 2023 was 6.3 years for operating leases on corporate offices.

The following table summarizes total lease cost for operating leases on corporate offices, which are included in administrative expense.

| | December 31, | | |
| --- | --- | --- | --- |
| (In thousands) | 2023 | 2022 | 2021 |
| Fixed lease expense | $ 8,678 | $ 7,090 | $ 7,010 |
| Variable lease expense | 1,713 | 2,073 | 1,829 |
| Total operating lease cost | $ 10,391 | $ 9,163 | $ 8,839 |

In 2022, the Company also had operating leases on tower assets that were temporarily warehoused from June to December 2022, with total lease cost, generally fixed, of $7.6 million (Note 2).

*Lease Commitments*

Operating lease liabilities take into consideration renewal or termination options when such options are deemed reasonably certain to be exercised by the Company and exclude variable lease payments which are expensed as incurred. The Company makes variable lease payments for: (i) leases with rental payments that are adjusted periodically for inflation, and/or (ii) nonlease services, such as common area maintenance.

The table below presents the Company's future lease commitments for operating leases on corporate offices at December 31, 2023, determined using a weighted average discount rate of 5.7%:

| Year Ending December 31, | (In thousands) |
|---|---|
| 2024 | $ 9,435 |
| 2025 | 9,454 |
| 2026 | 10,141 |
| 2027 | 9,113 |
| 2028 | 7,067 |
| 2029 and thereafter | 15,203 |
| Total lease payments | 60,413 |
| Present value discount | (11,378) |
| Operating lease liability on corporate offices | $ 49,035 |

*Commitments on Future Leases*

At December 31, 2023, the Company had an operating lease commitment on an office space expected to commence in 2025 with fixed lease payments (undiscounted) totaling $57.1 million over a ten year lease term.

## 19. Subsequent Events

No subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in the accompanying notes.

## Item 16. Form 10-K Summary

None.

## EXHIBIT INDEX

| Exhibit Number | Description |
|---|---|
| 3.1 | Restated Charter of DigitalBridge Group, Inc.(incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q filed on August 4, 2023) |
| 3.2 | Amended and Restated Bylaws of DigitalBridge Group, Inc., effective August 1, 2023 (incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q filed on August 4, 2023) |
| 3.3 | Articles Supplementary designating 7.15% Series I Cumulative Redeemable Perpetual Preferred Stock, liquidation preference $25.00 per share, par value $0.01 per share (incorporated by reference to Exhibit 3.2 to the Company's Form 8-A filed on June 5, 2017) |
| 3.4 | Articles Supplementary designating 7.125% Series J Cumulative Redeemable Perpetual Preferred Stock, liquidation preference $25.00 per share, par value $0.01 per share (incorporated by reference to Exhibit 3.3 to Colony NorthStar, Inc.'s Registration Statement on Form 8-A filed on September 22, 2017) |
| 4.1 | Form of stock certificate evidencing the 7.125% Series J Cumulative Redeemable Perpetual Preferred Stock, liquidation preference $25.00 per share, par value $0.01 per share (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form 8-A filed on September 22, 2017) |
| 4.2 | Form of stock certificate evidencing the 7.15% Series I Cumulative Redeemable Perpetual Preferred Stock, liquidation preference $25.00 per share, par value $0.01 per share (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form 8-A filed on June 5, 2017) |
| 4.3 | Indenture, dated as of April 10, 2013, between DigitalBridge Group, Inc. (f/k/a Colony Financial, Inc.) and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.1 to Colony Financial, Inc.'s Current Report on Form 8-K filed on April 10, 2013) |
| 4.4 | Third Supplemental Indenture, dated as of January 10, 2017, between DigitalBridge Group, Inc. (f/k/a Colony NorthStar, Inc.) and The Bank of New York Mellon (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on January 10, 2017) |
| 4.5* | Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 |
| 4.6 | Form of Class A Common Stock Purchase Warrant of DigitalBridge Group, Inc. (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on May 24, 2022) |
| 4.7 | Indenture, dated as of July 21, 2020, among DigitalBridge Operating Company, LLC (f/k/a Colony Capital Operating Company, LLC), DigitalBridge Group, Inc. (f/k/a Colony Capital, Inc.) and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on July 23, 2020) |
| 4.8 | Form of 5.75% Exchangeable Senior Notes due 2025 (included in Exhibit 4.7) |
| 4.9 | Registration Rights Agreement, dated as of July 21, 2020, by and among DigitalBridge Operating Company, LLC (f/k/a Colony Capital Operating Company, LLC), DigitalBridge Group, Inc. (f/k/a Colony Capital, Inc.) and the initial purchasers party thereto (incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K filed on July 23, 2020) |

| Exhibit Number | Description |
|---|---|
| 4.10 | Base Indenture, dated as of July 9, 2021, by and among DigitalBridge Issuer, LLC, DigitalBridge Co-Issuer, LLC, together as Co-Issuers, certain indirect and direct subsidiaries of the Co-Issuers and Citibank, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on July 15, 2021) |
| 4.11 | First Amendment to Base Indenture, dated as of April 1, 2022, by and among DigitalBridge Issuer, LLC, DigitalBridge Co-Issuer, LLC, together as Co-Issuers, certain indirect and direct subsidiaries of the Co-Issuers and Citibank, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on April 5, 2022) |
| 4.12 | Series 2021-1 Supplement to Base Indenture, dated as of July 9, 2021, by and between DigitalBridge Issuer, LLC and DigitalBridge Co-Issuer, LLC, together as Co-Issuers of the Series 2021-1 secured fund fee revenue notes, Class A-2, and Series 2021-1 variable funding senior notes, Class A-1, certain indirect and direct subsidiaries of the Co-Issuers and Citibank, N.A., as Trustee (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on July 15, 2021) |
| 4.13 | Amendment No. 1 to Series 2021-1 Supplement to Base Indenture, dated as of April 1, 2022, by and among DigitalBridge Issuer, LLC and DigitalBridge Co-Issuer, LLC, together as Co-Issuers, certain indirect and direct subsidiaries of the Co-Issuers and Citibank, N.A., as Trustee (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on April 5, 2022) |
| 10.1 | Third Amended and Restated Limited Liability Company Agreement of DigitalBridge Operating Company, LLC (f/k/a Colony Capital Operating Company, LLC) (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on January 10, 2017) |
| 10.2 | Amendment No. 1 to the Third Amended and Restated Limited Liability Company Agreement of DigitalBridge Operating Company, LLC (f/k/a Colony Capital Operating Company, LLC), dated as of June 23, 2017 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on August 9, 2017) |
| 10.3 | Amendment No. 2 to the Third Amended and Restated Limited Liability Company Agreement of DigitalBridge Operating Company, LLC (f/k/a Colony Capital Operating Company, LLC), dated as of October 13, 2017 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on November 9, 2017) |
| 10.4 | Amendment No. 3 to the Third Amended and Restated Limited Liability Company Agreement of DigitalBridge Operating Company, LLC (f/k/a Colony Capital Operating Company, LLC), dated as of October 18, 2017 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on November 9, 2017) |
| 10.5 | Amendment No. 4 to the Third Amended and Restated Limited Liability Company Agreement of DigitalBridge Operating Company, LLC (f/k/a Colony Capital Operating Company, LLC), dated as of November 5, 2018 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on November 9, 2018) |
| 10.6 | Amendment No. 5 to the Third Amended and Restated Limited Liability Company Agreement of DigitalBridge Operating Company, LLC (f/k/a Colony Capital Operating Company, LLC), dated as of July 1, 2021 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed on August 9, 2021) |
| 10.7† | DigitalBridge Group, Inc. 2014 Omnibus Stock Incentive Plan, as amended and restated on August 22, 2022 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on August 22, 2022) |
| 10.8 | Form of Indemnification Agreement, by and between DigitalBridge Group, Inc. (f/k/a Colony NorthStar, Inc.) and the Officers and Directors of DigitalBridge Group, Inc. (incorporated by reference to Exhibit 10.17 to the Company's Current Report on Form 8-K12B filed on January 10, 2017) |
| 10.9† | Form of Restricted Stock Agreement (incorporated by reference to Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q filed on May 9, 2022) |
| 10.10† | Form of Performance Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.9 to the Company's Quarterly Report on Form 10-Q filed on May 9, 2022) |
| 10.11 | Agreement of Purchase and Sale, dated as of April 14, 2022, by and among DigitalBridge Digital IM Holdco, LLC, Wafra Strategic Holdings LP, W-Catalina (B) LLC, W-Catalina (S) LLC, W-Catalina (C) LLC, and, solely with respect to certain sections, DigitalBridge Group, Inc. and DigitalBridge Operating Company, LLC (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on April 18, 2022) |
| 10.12 | Registration Rights Agreement, dated as of May 23, 2022, by and between DigitalBridge Group, Inc. and Wafra Strategic Holdings LP (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on May 24, 2022) |
| 10.13 | Amended and Restated Carried Interest Participation Agreement, dated as of May 23, 2022, by and among Colony DCP (CI) Bermuda, LP, Colony DCP (CI) GP, LLC, DigitalBridge Operating Company, LLC, DigitalBridge Group, Inc. and W-Catalina (C) LLC (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 24, 2022) |
| 10.14† | Amended and Restated Restrictive Covenant Agreement, dated as of July 17, 2020, by and between DigitalBridge Group, Inc. (f/k/a Colony Capital, Inc.) and Marc Ganzi (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed on July 23, 2020) |
| 10.15† | Employment Agreement, dated as of July 25, 2019, between DigitalBridge Group, Inc. (f/k/a Colony Capital, Inc.) and Marc Ganzi (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on July 30, 2019) |
| 10.16† | Second Amended and Restated Employment Agreement, dated as of September 27, 2022, between DigitalBridge Group, Inc. and Jacky Wu (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on October 3, 2022) |
| 10.17† | Employment Agreement, dated as of November 13, 2023, between DigitalBridge Group, Inc. and Jacky Wu (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on November 16, 2023) |
| 10.18† | Amended and Restated Employment Agreement, dated as of March 28, 2022, between DigitalBridge Group, Inc. and Benjamin J. Jenkins (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed on May 9, 2022) |
| 10.19† | Amended and Restated Employment Agreement, dated as of March 28, 2022, between DigitalBridge Group, Inc. and Liam Stewart (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q filed on May 9, 2022) |

| Exhibit Number | Description |
|---|---|
| 10.20† | Employment Agreement, dated as of August 22, 2023, between DigitalBridge Group, Inc. and Geoffrey Goldschein (incorporated by reference Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on November 3, 2023) |
| 10.21† | Employment Agreement between the Company and Thomas Mayrhofer, dated as of November 27, 2023 (incorporated by reference to Exhibit 10.1 the Company's Current Report on Form 8-K filed on December 4, 2023) |
| 10.22† | Description of Early Bonus Payment for Chief Executive Officer (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on August 4, 2023) |
| 10.23† | Amended and Restated Employment Agreement, dated as of December 9, 2022, between DigitalBridge Group, Inc. and Ronald M. Sanders (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 22, 2022) |
| 10.24† | First Amendment to the Amended and Restated Employment Agreement by and between DigitalBridge Group, Inc. and Ronald M. Sanders, dated as of April 24, 2023 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on August 4, 2023) |
| 10.25 | Class A-1 Note Purchase Agreement, dated as of July 9, 2021, by and among DigitalBridge Issuer, LLC and DigitalBridge Co-Issuer, LLC, together as Co-Issuers, each of DigitalBridge Holdings 1, LLC, DigitalBridge Holdings 2, LLC and DigitalBridge Holdings 3, LLC, DigitalBridge Guarantor, LLC and DigitalBridge Co-Guarantor, LLC, as Co-Guarantors, Colony Capital Investment Holdco, LLC, as Manager, the conduit investors party thereto, the financial institutions party thereto, certain funding agents, and Barclays Bank PLC, as L/C Provider and Administrative Agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on July 15, 2021) |
| 10.26 | Amendment No. 1 Class A-1 Note Purchase Agreement, dated as of April 1, 2022, by and among DigitalBridge Issuer, LLC and DigitalBridge Co-Issuer, LLC, together as Co-Issuers, each of DigitalBridge Holdings 1, LLC, DigitalBridge Holdings 2, LLC and DigitalBridge Holdings 3, LLC, together as Asset Entities, DigitalBridge Guarantor, LLC and DigitalBridge Co-Guarantor, LLC, together as Co-Guarantors, DigitalBridge Investment Holdco, LLC, as Manager, the conduit investors party thereto, the financial institutions party thereto, certain funding agents, and Barclays Bank PLC, as L/C Provider and Administrative Agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 5, 2022) |
| 10.27 | The Guarantee and Security Agreement, dated as of July 9, 2021, between DigitalBridge Guarantor, LLC and Citibank, N.A., as Trustee (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on July 15, 2021) |
| 10.28 | The Guarantee and Security Agreement, dated as of July 9, 2021, between DigitalBridge Co-Guarantor, LLC and Citibank, N.A., as Trustee (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on July 15, 2021) |
| 10.29 | Management Agreement, dated as of July 9, 2021, by and among DigitalBridge Issuer, LLC and DigitalBridge Co-Issuer, LLC, together as Co-Issuers, each of DigitalBridge Holdings 1, LLC, DigitalBridge Holdings 2, LLC and DigitalBridge Holdings 3, LLC, DigitalBridge Guarantor, LLC and DigitalBridge Co-Guarantor, LLC, as Co-Guarantors, and Colony Capital Investment Holdco, LLC, as Manager (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed on July 15, 2021) |
| 10.30 | Amended and Restated Equity Purchase Agreement, by and among AMP Group Holdings Limited, AMP Capital Investors International Holdings Limited, DigitalBridge Operating Company, LLC and DigitalBridge Investment Holdco, LLC, dated as of December 19, 2022 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 22, 2022) |
| 21.1* | List of Subsidiaries of DigitalBridge Group, Inc. |
| 23.1* | Consent of Ernst & Young LLP |
| 31.1* | Certification of Marc C. Ganzi, Chief Executive Officer, pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 31.2* | Certification of Jacky Wu, Chief Financial Officer, pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 32.1* | Certification of Marc C. Ganzi, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |
| 32.2* | Certification of Jacky Wu, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |
| 97* | Executive Compensation Clawback Policy, adopted October 27, 2023 |
| 101.INS** | XBRL Instance Document |
| 101.SCH | Inline XBRL Taxonomy Extension Schema |
| 101.CAL | Inline XBRL Taxonomy Extension Calculation Linkbase |
| 101.LAB | Inline XBRL Taxonomy Extension Label Linkbase |
| 101.PRE | Inline XBRL Taxonomy Extension Presentation Linkbase |
| 101.DEF | Inline XBRL Taxonomy Extension Definition Linkbase |
| 104** | Cover Page Interactive Data File |

---

†     Denotes a management contract or compensatory plan contract or arrangement.

\*     Filed herewith.

\*\*     The document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: February 23, 2024

DigitalBridge Group, Inc.

By:      /s/ Marc C. Ganzi

**Marc C. Ganzi**

**Chief Executive Officer**
**(Principal Executive Officer)**

# POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jacky Wu and Geoffrey Goldschein and each of them severally, her or his true and lawful attorney-in-fact with power of substitution and re-substitution to sign in her or his name, place and stead, in any and all capacities, to do any and all things and execute any and all instruments that such attorney may deem necessary or advisable under the Securities Exchange Act of 1934 and any rules, regulations and requirements of the U.S. Securities and Exchange Commission in connection with this Annual Report on Form 10-K and any and all amendments hereto, as fully for all intents and purposes as she or he might or could do in person, and hereby ratifies and confirms all said attorneys-in-fact and agents, each acting alone, and her or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, this report has been signed below on behalf of the Registrant in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ Marc C. Ganzi<br>**Marc C. Ganzi** | Chief Executive Officer (Principal Executive Officer) | February 23, 2024 |
| /s/ Jacky Wu<br>**Jacky Wu** | Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer) | February 23, 2024 |
| /s/ Nancy A. Curtin<br>**Nancy A. Curtin** | Director | February 23, 2024 |
| /s/ James Keith Brown<br>**James Keith Brown** | Director | February 23, 2024 |
| /s/ Jeannie H. Diefenderfer<br>**Jeannie H. Diefenderfer** | Director | February 23, 2024 |
| /s/ Jon A. Fosheim<br>**Jon A. Fosheim** | Director | February 23, 2024 |
| /s/ Gregory J. McCray<br>**Gregory J. McCray** | Director | February 23, 2024 |
| /s/ Sháka Rasheed<br>**Sháka Rasheed** | Director | February 23, 2024 |
| /s/ Dale Anne Reiss<br>**Dale Anne Reiss** | Director | February 23, 2024 |
| /s/ David M. Tolley<br>**David M. Tolley** | Director | February 23, 2024 |

**Exhibit 23.1**

**CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement (Form S-3ASR No. 333-271089) of DigitalBridge Group, Inc. pertaining to the registration of its Class A common stock, preferred stock, depository shares, warrants and rights;

(2) Registration Statement (Form S-8 No. 333-197104-01) of DigitalBridge Group, Inc. (formerly Colony Capital, Inc.) pertaining to the DigitalBridge Group, Inc. 2014 Omnibus Stock Incentive Plan;

(3) Registration Statement (Form S-8 No. 333-215509) of DigitalBridge Group, Inc. pertaining to the DigitalBridge Group, Inc. 2014 Omnibus Stock Incentive Plan;

(4) Registration Statement (Form S-8 No. 333-253752) of DigitalBridge Group, Inc. pertaining to the DigitalBridge Group, Inc. 2014 Omnibus Stock Incentive Plan;

(5) Registration Statement (Form S-8 No. 333-263235) of DigitalBridge Group, Inc. pertaining to the DigitalBridge Group, Inc. 2014 Omnibus Stock Incentive Plan; and

(6) Registration Statement (Form S-8 No. 333-271090) of DigitalBridge Group, Inc. pertaining to the DigitalBridge Group, Inc. 2014 Omnibus Stock Incentive Plan;

of our reports dated February 23, 2024, with respect to the consolidated financial statements of DigitalBridge Group, Inc. and the effectiveness of internal control over financial reporting of DigitalBridge Group, Inc. included in this Annual Report (Form 10-K) of DigitalBridge Group, Inc. for the year ended December 31, 2023.


/s/ Ernst & Young LLP

Los Angeles, California
February 23, 2024

**Exhibit 31.1**

**Certification of Chief Executive Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**

I, Marc C. Ganzi, certify that:

1.   I have reviewed this Annual Report on Form 10-K of DigitalBridge Group, Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:  February 23, 2024

/s/ Marc C. Ganzi
_____
**Marc C. Ganzi
Chief Executive Officer**

**Exhibit 31.2**

**Certification of Chief Financial Officer**
**Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**

I, Jacky Wu, certify that:

1.  I have reviewed this Annual Report on Form 10-K of DigitalBridge Group, Inc.;

2.  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.  The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.  The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:  February 23, 2024

_____
/s/ Jacky Wu
**Jacky Wu**
**Chief Financial Officer**

**Exhibit 32.1**

**Certification of Chief Executive Officer**
**Pursuant to 18 U.S.C. Section 1350,**
**As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

In connection with the Annual Report of DigitalBridge Group, Inc. (the "Company") on Form 10-K for the year ended December 31, 2023 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Marc C. Ganzi, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(i) the Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  February 23, 2024

/s/ Marc C. Ganzi
**Marc C. Ganzi**
**Chief Executive Officer**

The foregoing certification is being furnished solely pursuant to 18 U.S.C §1350 and shall not be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended or incorporated by reference in any registration statement of the Company filed under the Securities Act of 1933, as amended.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

**Exhibit 32.2**

**Certification of Chief Financial Officer**
**Pursuant to 18 U.S.C. Section 1350,**
**As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

In connection with the Annual Report of DigitalBridge Group, Inc. (the "Company") on Form 10-K for the year ended December 31, 2023 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Jacky Wu, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(i) the Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  February 23, 2024

/s/ Jacky Wu
_____
**Jacky Wu**
**Chief Financial Officer**

The foregoing certification is being furnished solely pursuant to 18 U.S.C §1350 and shall not be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended or incorporated by reference in any registration statement of the Company filed under the Securities Act of 1933, as amended.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

(This page has been left blank intentionally.)

(This page has been left blank intentionally.)

(This page has been left blank intentionally.)



750 Park of Commerce Drive | Boca Raton, Florida 33487 | www.digitalbridge.com

NYSE: DBRG